VAILRESORTS®

EXPERIENCE OF A LIFETIME™

NOTICE OF THE 2024 ANNUAL MEETING OF STOCKHOLDERS

PROXY STATEMENT 2024

ANNUAL REPORT ON FORM 10-K

VAIL RESORTS®

EXPERIENCE OF A LIFETIME™

390 Interlocken Crescent
Broomfield, Colorado 80021

October 23, 2024

NOTICE OF THE 2024 ANNUAL MEETING OF STOCKHOLDERS

To be held on December 5, 2024

To our Stockholders:

The 2024 Annual Meeting of Stockholders of Vail Resorts, Inc., a Delaware corporation (the "Company"), will be held via a live virtual shareholder meeting on Wednesday, December 5, 2024 at 9:00 a.m., Mountain Time. The annual meeting will be held to:

1	Elect the twelve directors named in the attached proxy statement to serve for a one-year term and until their successors are elected and qualified;
2	Ratify the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending July 31, 2025;
3	Hold an advisory vote to approve executive compensation;
4	Hold a vote to approve the Vail Resorts, Inc. 2024 Omnibus Incentive Plan; and
5	Transact such other business as may properly come before the annual meeting or any adjournments or postponements of the annual meeting.

These items of business are more fully described in this proxy statement accompanying this notice. You will be able to attend the virtual annual meeting online by visiting *www.virtualshareholdermeeting.com/MTN2024*. You also will be able to vote your shares electronically at the virtual annual meeting. The annual meeting will include a discussion of and voting on matters described in the Notice of 2024 Annual Meeting of Stockholders and this proxy statement and a brief question and answer session. The question and answer session will be limited only to questions relating to the proposals set forth in the Notice and Proxy Statement. We will not be providing a business update or answering any business or company performance related questions at the annual meeting as we expect to release our results for the first quarter of fiscal 2025 on Monday, December 9, 2024, and hold an investor call to discuss the results at that time.

Only holders of record of shares of our common stock at the close of business on October 8, 2024 (the "Record Date") are entitled to receive notice of, and to vote at, the annual meeting or at any postponement or adjournment thereof. A list of stockholders entitled to vote at the annual meeting will be available for examination by any stockholder at the annual meeting on the virtual meeting website and for ten days prior to the annual meeting at our principal executive offices located at 390 Interlocken Crescent, Broomfield, Colorado 80021.

Only such stockholders, their proxy holders, and our invited guests may attend the annual meeting. To participate in the virtual annual meeting, visit *www.virtualshareholdermeeting.com/MTN2024* and log in using the 16-digit control number printed in the box marked by the arrow on your proxy card. For more information concerning the annual meeting, including how to participate, please see "The Annual Meeting and Voting - Questions and Answers" beginning on page 93.

We elected to provide access to our proxy materials over the Internet. Accordingly, we will mail, on or about October 23, 2024, a Notice of Internet Availability of Proxy Materials to our stockholders of record and beneficial owners as of the close of business on the Record Date. On the date of mailing of the Notice of Internet Availability of Proxy Materials, all stockholders and beneficial owners will have the ability to access all of the proxy materials on a website referred to and at the URL address included in the Notice of Internet Availability of Proxy Materials.

The Notice of Internet Availability of Proxy Materials will also identify the date, the time, and website for the annual meeting; the matters to be acted upon at the annual meeting and the Board of Directors' recommendation with regard to each matter; a toll-free telephone number, an e-mail address, and a website where stockholders can request a paper or e-mail copy of the proxy statement, our annual report, and a form of proxy relating to the annual meeting; information on how to access and vote the form of proxy; and information on how to attend the virtual annual meeting and vote electronically. These proxy materials will be available free of charge.

Your vote is extremely important.

We appreciate your taking the time to vote promptly. After reading the proxy statement, please vote at your earliest convenience by telephone or Internet, or request a proxy card to complete, sign, and return by mail. If you vote at the annual meeting, your previously submitted proxy will be revoked automatically and only your vote at the annual meeting will be counted. **Your shares cannot be voted unless you vote by: (i) telephone, (ii) Internet, (iii) requesting a paper proxy card, to complete, sign, and return by mail, or (iv) attending the virtual annual meeting and voting electronically.** Please note that all votes cast via telephone or the Internet must be cast prior to 11:59 p.m., Eastern Time, on Wednesday, December 4, 2024.

By Order of the Board of Directors,

Julie A. DeCecco
Executive Vice President, General Counsel and Chief Public Affairs Officer
Broomfield, Colorado
October 23, 2024

TABLE OF CONTENTS

Our Company	**i**
Proxy Summary	**1**
Proposal 1. Election of Directors	**11**
Information with Respect to Nominees	11
Management	**25**
Security Ownership of Directors and Executive Officers	**27**
Information as to Certain Stockholders	**29**
Corporate Governance	**30**
Corporate Governance Guidelines	30
Board Leadership and Lead Independent Director	30
Meetings of the Board	31
Executive Sessions	31
Director Nominations	31
Determinations Regarding Independence	32
Communications with the Board	32
Code of Ethics and Business Conduct	32
Risk Management	33
Compensation Risk Assessment	33
Committees of the Board	33
The Audit Committee	34
Audit Committee Report	35
The Compensation Committee	35
Compensation Committee Report	37
The Nominating & Governance Committee	38
The Executive Committee	38
Director Compensation	**39**
Director Compensation for Fiscal 2024	39
Director Cash Compensation	40
Director Equity Compensation	41
Limited Director Perquisites and Personal Benefits	41
Stock Ownership Guidelines for Non-Employee Directors	41
Transactions with Related Persons	**42**
Related Party Transactions Policy and Procedures	42

Executive Compensation	**43**
Compensation Discussion and Analysis	43
Company Performance Highlights	43
Executive Summary of our Compensation Program	44
Key Objectives of Our Executive Compensation Program	47
Compensation Decision Process	48
Elements of Compensation	50
2024 Compensation Decisions	52
Other Executive Compensation Policies and Practices	56
Summary Compensation Table for Fiscal 2024	58
Grants of Plan-Based Awards in Fiscal 2024	60
Employment Agreements	61
Outstanding Equity Awards at Fiscal 2024 Year-End	62
Option Exercises and Stock Vested in Fiscal 2024	66
Nonqualified Deferred Compensation for Fiscal 2024	67
Potential Payments Upon Termination or Change-In Control	67
Securities Authorized for Issuance Under Equity Compensation Plans	72
Pay Ratio Disclosure	73
Pay Versus Performance Disclosure	**74**
Proposal 2. Ratification of the Selection of Independent Registered Public Accounting Firm	**80**
Selection of Independent Registered Public Accounting Firm	80
Fees Billed to Vail Resorts by PricewaterhouseCoopers LLP during Fiscal 2024 and Fiscal 2023	80
Proposal 3. Advisory Vote to Approve Executive Compensation	**82**
Proposal 4. Vote to Approve the Vail Resorts, Inc. 2024 Omnibus Equity Plan	**83**
The Annual Meeting and Voting – Questions and Answers	**93**
Stockholder Proposals for 2025 Annual Meeting	**97**
Householding of Proxy Materials	**97**
Other Matters	**98**
Appendix A	**99**
Appendix B	**100**

VAIL RESORTS®

Who We Are

We are the premier mountain resort company in the world and a leader in luxury, destination-based travel at iconic locations. We operate world-class destination mountain resorts, and regional ski areas, including Vail Mountain, Breckenridge, Park City Mountain, Whistler Blackcomb, Stowe, and 32 additional resorts across North America; Crans-Montana and Andermatt-Sedrun in Switzerland; and Perisher, Hotham, and Falls Creek in Australia. We are passionate about providing an *Experience of a Lifetime* to our team members and guests, and our *EpicPromise* is to reach a zero net operating footprint by 2030, support our employees and communities, and broaden engagement in our sport. Our company owns and/or manages a collection of elegant hotels under the *RockResorts* brand, a portfolio of vacation rentals, condominiums, and branded hotels located in close proximity to our mountain destinations, as well as the *Grand Teton Lodge Company* in Jackson Hole, Wyoming. Vail Resorts Retail operates over 300 retail and rental locations across North America.

What We Believe

Everything we do needs to be aligned with our five stakeholders:

→ **Our Guests**

→ **Our Employees**

→ **Our Communities**

→ **Our Natural Environment**

→ **Our Stockholders**



Our Mission: EXPERIENCE OF A LIFETIME

At Vail Resorts, our mission is simple – to provide an *Experience of a Lifetime*. We do this by creating an *Experience of a Lifetime* for our employees, so they can, in turn, provide an *Experience of a Lifetime* for our guests.

Our Core Values

As Vail Resorts employees, we hold ourselves accountable for living these foundational values every day in everything we do:

SERVE OTHERS	Lead with service to create *Experiences of a Lifetime* for one another and our guests.
DO GOOD	Preserve our natural environments and contribute to the success of our local communities.
HAVE FUN	Fun is our product – create fun, enjoy your work, and share the contagious spirit.
BE SAFE	Be committed to the safety and wellness of our employees and guests.
DO RIGHT	Act with integrity – always do the right thing, knowing it leads to the right outcome.
BE INCLUSIVE	Welcome everyone to our Company, resorts and communities – include all races, gender identities, sexual orientations, abilities, and the many qualities that make each of us unique.
DRIVE VALUE	Fuel business growth and guest loyalty through guest experience and continued innovation.

PROXY SUMMARY

This summary contains highlights about Vail Resorts, Inc. ("we," "us," "Vail Resorts," or the "Company") and the 2024 Annual Meeting of Stockholders. This summary does not contain all of the information that you should consider in advance of the annual meeting, and we encourage you to read the entire proxy statement and our 2024 Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC") on September 26, 2024 (the "Annual Report") carefully before voting. Page references are provided to help you find further information in this proxy statement. For information concerning the annual meeting and voting on the proposals discussed in more detail in this proxy statement, please see "The Annual Meeting and Voting – Questions and Answers" beginning on page 93. Information on websites provided in this proxy statement are furnished and not filed with the SEC.

Meeting Information

DATE & TIME	December 5, 2024, 9:00 a.m. Mountain Time
WEBSITE	www.virtualshareholdermeeting.com/MTN2024
RECORD DATE	October 8, 2024
VOTING	Stockholders at the close of business on the record date may vote at the Annual Meeting of Stockholders. Each share is entitled to one vote on each matter to be voted upon.

Voting Matters and Board Recommendation

The following table summarizes the proposals to be considered at the annual meeting and the Company's Board of Directors ("Board") voting recommendation with respect to each proposal.

Management Proposals		Board Vote Recommendation	Page Reference
1	Election of the twelve directors named in this proxy statement, each for a one-year term expiring in 2025	FOR EACH NOMINEE	11
2	Ratification of PricewaterhouseCoopers LLP as independent registered public accounting firm for fiscal 2025	FOR	80
3	Advisory vote to approve executive compensation	FOR	82
4	Vote to approve the Vail Resorts, Inc. 2024 Omnibus Incentive Plan	FOR	83

Environmental, Social, & Governance Highlights

As a company rooted in the great outdoors, we have a responsibility to protect and preserve the incredible environments in which we operate. Through our corporate sustainability and social responsibility program, EpicPromise, we focus on climate change mitigation and adaptation, resource conservation, building stronger local communities through contributions to local non-profit organizations, and making snowsports more accessible and inclusive. Our EpicPromise is comprised of four pillars that guide our actions.

The Pillars of Our Promise


SUSTAINABILITY
The enviroment is our business, and we have a special responsibility to protect it. We have made a commitment to reach a zero net operating footprint by 2030 and are on track to achieve this bold goal.
COMMUNITY SUPPORT
We are committed to the people who live, work, and play in our mountain communities through direct engagement and grants, and by providing support on shared priorities, including affordable housing, childcare, and more.
EMPLOYEE FOUNDATION
We cannot achieve our mission without our team. The EpicPromise Employee Foundation supports team members and their dependents in the pursuit of their dreams and lends a hand in times of need.
INCLUSIVE ACCESS
Be Inclusive is one of our core values, both in how we operate as a company and steward the sport. We are focused on driving inclusion in three ways: fostering a welcoming culture, diversifying our talent, and expanding access to skiing and riding.

Our environmental, social, and governance ("ESG") activities, including *EpicPromise*, are overseen by the Company's Nominating & Governance Committee of the Board. For more details on the Company's governance, see page 30.

Since 2018, we have issued annual progress reports, which are available at *epicpromise.com*. These reports demonstrate advancement against our goals and deliver updates across each of our four pillars. Described below are highlights of our continued commitment to our *EpicPromise* during the 2024 fiscal year.

Environment

Our Commitment to Zero is our goal to achieve a zero net operating footprint by 2030. This commitment includes (i) achieving zero net emissions by finding operational energy efficiencies, investing in renewable energy, and investing in other emissions reduction projects, (ii) zero waste to landfill, and (iii) zero net operating impact to forests and habitat by restoring an acre of forest for every acre displaced by our operations. Our commitment to sustainability is deeply integrated into our business strategy and operations. We have set interim targets to ensure we stay on track to meet our 2030 goal.

Highlights of our commitments to the environment include:

ZERO WASTE TO LANDFILL	The Company continues to invest in operational improvements to reduce landfill waste at resorts and drive education and positive engagement with guests, employees, and communities regarding the Company's recycling, composting, and other waste reduction programs.
ZERO NET EMISSIONS	The Company partnered in the Elektron Solar Project, which is located 100 miles west of Park City Mountain and began operation in May 2024. The completion of the Elektron Solar Project in Utah means that Park City Mountain's electricity will be 100% solar-powered directly through the local grid, adding to the Company's overall mix of renewable energy and increasing the resilience of our network-wide commitment to sustainable operations.
ZERO NET OPERATING IMPACT ON FORESTS AND HABITAT	We sponsored the reforestation of 10 acres in California and Minnesota that were previously impacted by wildfire or in need of native habitat restoration and forest resilience. This restored an acre of forest for every acre displaced by our fiscal 2024 operations.
ADVOCACY	Vail Resorts is committed to fighting climate change and we believe amplifying climate advocacy beyond our company and industry is crucial. Our ongoing advocacy involves many public, private, and nonprofit partners, and is a critical part of our sustainability efforts. We advocate at local, regional, and national levels through our participation in groups, including the Outdoor Industry Business Climate Partnership, Ceres, RE100, and the Mountain Collaborative for Climate Action. There is power in numbers, and together, we are committed to affecting positive change.

Social

Our mission at Vail Resorts is to create the Experience of a Lifetime for our employees, so they can, in turn, create the Experience of a Lifetime for our guests. We take to heart and are committed to our responsibility to support the people who live, work, and play in the communities we serve. We also hold ourselves accountable as Vail Resorts team members to living our values Serve Others, Do Good, Have Fun, Be Safe, Do Right, Be Inclusive, and Drive Value every day and in everything we do. These values drive our daily operations and our long-term vision, and continually enrich the local communities in which we operate.

Highlights of our commitments to social responsibility include:

DIVERSITY, EQUITY & INCLUSION ("DEI")	At Vail Resorts, we believe the future of the sport is inclusion. One of our core values is "Be Inclusive," which means that we expect everyone at our company to be welcoming to others, including all races, gender identities, sexual orientations, abilities, and other differences. We strive to create an experience that values diversity, builds a sense of belonging, celebrates people's unique traits, and offers a platform for all voices to be heard. We also engage with external partners and stakeholders to drive broader change in our industry and communities. In addition, we have a specific leadership competency, "Elevate," which requires that all our leaders are self-aware of their own inclusive behavior so they can intentionally build diverse representation, bring equity to our business practices, and create inclusive communities in which all people can thrive.
TALENT DEVELOPMENT	We are passionate about developing our talent and building the best teams. We offer a variety of leadership development programs for everyone from our entry level frontline employees to our most senior executives. To ensure we are building high performing teams, we encourage every employee at every level within the company to continuously grow their leadership by participating in ongoing events that build leadership capability and drive aligned leadership expectations to enable business outcomes.

EPICPROMISE EMPLOYEE FOUNDATION	Our *EpicPromise Employee Foundation* supports Vail Resorts' employees and their families via grants for emergency relief and scholarships. Annually more than $1 million in grants and scholarships are provided to help employees in times of need or to pursue educational opportunities.
MOUNTAIN SAFETY	Our value of "Be Safe" and the health, safety, and security of our employees and guests are fundamental to our operations. All employees are trained on working safely and are accountable for promoting a safe environment. As part of our "safety first" culture, we have a dedicated health and safety team that supports our resort operations, as well as highly trained ski patrol professionals on staff at each resort.
COMPANY CULTURE	Core to our mission is to create an *Experience of a Lifetime* for our employees, so they can in turn provide an *Experience of a Lifetime* to our guests. We have a values-based leadership culture that places a premium on leader transparency, vulnerability, and authenticity.
YOUTH ACCESS PROGRAMS	In the third year of our *Epic for Everyone Youth Access* in partnership with the Katz Amsterdam Foundation, we hosted 2,584 urban youth to attend a 5-day snowsports program. We also continued our legacy access program with more than 12,000 youth participating in multi-day programs focused on mentorship, leadership, and the impact of outdoor time on mental health.

Governance

We believe good governance is integral to achieving long-term stockholder value. We are committed to governance policies and practices that serve the interests of the Company and its stockholders. The Board monitors developments in governance best practices to assure that it continues to meet its commitment to thoughtful and independent representation of stockholder interests.

Highlights of our corporate governance include:

DIRECTOR ELECTIONS	We hold an annual election of all directors. We also have a majority voting standard and a director resignation policy in uncontested director elections.
STOCKHOLDER ENGAGEMENT	We value multiple touchpoints with our stockholders by engaging with them and soliciting their feedback regularly throughout the year. We are dedicated to maintaining open communication with our shareholders and believe regular and proactive engagement is essential to understanding their perspectives and addressing their concerns. In 2024, the Company engaged with shareholders representing approximately 75% of our outstanding shares. In addition, we consistently host annual investor events and issue press releases disclosing our season-to-date performance metrics to promote transparency and provide our stockholders with an ongoing pulse of our performance. We also include detailed public disclosures on our governance practices, executive compensation, and sustainability efforts, and provide regular updates on our website to ensure shareholders have access to timely and relevant information.
CORPORATE GOVERNANCE POLICIES	The Company has adopted meaningful policies, including stock ownership guidelines for non-employee directors and executive officers to help align their interests with those of our stockholders, an anti-hedging policy for all directors and executive officers, and a clawback policy applicable to executive officers for both cash and equity-based incentive awards.
DIRECTOR INDEPENDENCE	All of our director nominees are independent except for Mr. Katz and Ms. Lynch and all of our Audit, Compensation, and Nominating & Governance Committee members are independent. Executive sessions of independent directors are held at regularly scheduled Board meetings, which are led by our Lead Independent Director.

Awards and Recognition









**Newsweek
Most Admired
Workplaces**

Vail Resorts has been named by Newsweek as one of America's Most Admired Workplaces of 2025. Developed in partnership with Plant-A Insights, this award looked at the "inspirational" and "aspirational" factors and performance of more than 400 companies.

**Newsweek
Most Trustworthy
Companies**

Ranked via an independent survey thanks to a partnership with Newsweek and Statista, the Most Trustworthy Companies list identifies public and private companies across 23 industries, based on the evaluations of 25,000 Americans. Companies are ranked on customer, investor, and employee trust.

**TIME Magazine -
America's Best Midsize
Companies**

Identified based on three dimensions using more than 15 different criteria, the inaugural TIME Magazine's America's Best Midsize Companies list recognizes Vail Resorts' efforts to grow and excel in sustainability transparency, employee satisfaction, and revenue growth.

**Fast Company Most
Innovative Companies -
My Epic Gear**

Fast Company's Most Innovative Companies recognizes the world's most revolutionary ideas and technologies that promise to transform the world across 58 industries and sectors. For launching a first-of-its-kind ski gear membership program, Vail Resorts is one of the most innovative travel companies of 2024.







**Skift IDEA Awards -
DEI Champion, Epic
for Everyone Inclusive
Access Programs**

Skift is an internationally regarded travel publication, and the IDEA Awards, the travel industry's most coveted award for excellence in design, creativity, and innovation, once again celebrates the brands and businesses that are redefining the future of travel. The DEI Champion Award project recognizes companies leading the way in fostering positive social change and committed to making a lasting impact beyond travel.

**National Ski Areas Association
Marketing Awards -
The Mountains are for
Everyone, The Gondola
Gallery by Epic**

The Mountains are for Everyone Award recognizes the ski area or resort group that has made inclusion a priority for guests and/or staff. The Gondola Gallery by Epic was recognized for incorporating authentic representation and messaging that make clear the mountains are for everyone.

**Mountain Travel
Symposium
Summit Awards -
Epic Wellness**

The MTS Summit Awards presented by United, recognizes programs that focused on corporate responsibility, aligning with United's "Good Leads the Way" campaign. Nominations were received in the areas of employee advocacy, sustainability, DEI, community service, and more.

Director Nominees (page 11)

The following table provides summary information about each director nominee. Each director stands for election annually. Detailed information about each director nominee's background, skill set, and areas of experience can be found beginning on page 11.

Director Nominee	Director Since	Primary Occupation and Experience	Independent	Committee Memberships			
				Audit	Comp	N&G	Exec
Reginald Chambers	2024	Executive Vice President and Chief Transformation Officer, Teachers Insurance and Annuity Association of America	Yes	F			
Susan L. Decker	2015	CEO and Co-Founder of Raftr and Principal of Deck3 Ventures LLC	Yes		▪		
Robert A. Katz	1996	Executive Chairperson of the Board and former CEO, Vail Resorts, Inc.	No				▪
Iris Knobloch	2024	President, Cannes Film Festival	Yes		▪		
Kirsten A. Lynch	2021	CEO, Vail Resorts, Inc.	No				▪
Nadia N. Rawlinson	2019	Co-Owner and Operating Chairman, WNBA Chicago Sky	Yes		Chair		
John Redmond	2008	Former CEO, Allegiant Travel Company	Yes	F			
Michele Romanow	2016	Co-Founder and Executive Chairman, Clearco	Yes		▪		
Hilary Schneider	2010	Strategic Advisor to the Board, Shutterfly, LLC	Yes		▪		
D. Bruce Sewell◆	2013	Former SVP, General Counsel and Secretary, Apple Inc.	Yes	F		▪	▪
John F. Sorte	1993	Executive Chairman of Morgan Joseph TriArtisan Group, Inc.	Yes	Chair F		▪	▪
Peter A. Vaughn	2013	Founding and Managing Director, Vaughn Advisory Group, LLC	Yes	▪		Chair	
Fiscal 2024 Meetings:				4	3	1	1

Audit – Audit Committee	**Comp** – Compensation Committee	**N&G** – Nominating & Governance Committee	**Exec** – Executive Committee	**F** – Audit Committee Financial Expert	**◆** – Lead Independent Director

The Board held four meetings during fiscal 2024. Each of our then-serving directors attended at least 75% of the meetings held by the Board and Board committees on which he or she served during the fiscal year.

Board Composition

Our twelve director nominees have an effective mix of skills, experience, background and diversity of perspective.



GLOBAL LEADERSHIP (12/12 nominees)	INNOVATION & TECHNOLOGY (8/12 nominees)	TRAVEL & LEISURE (7/12 nominees)
FINANCIAL EXPERTISE (7/12 nominees)	INTERNATIONAL (11/12 nominees)	SALES & MARKETING (6/12 nominees)



BOARD INDEPENDENCE

83% Independent

■ Independent
■ Not Independent



GENDER DIVERSITY

50% Female

■ Male
■ Female



BOARD TENURE

11.5 yrs Average Tenure

■ <6 years
■ 6-10 years
■ >10 years



DIRECTOR AGE

58 yrs Average Age

■ 35-50 years
■ 51-65 years
■ 66+ years



ETHNIC / RACIALLY DIVERSE

17% Ethnically/ Racially Diverse

■ White
■ Black or African American

Executive Compensation Highlights (see page 43)

Under our executive compensation program, a significant portion of the CEO's (approximately 85%) and other named executive officers' (approximately 66%) annual target total direct compensation is variable based upon our operating performance and/or our stock price, as shown below:

CEO FISCAL 2024 TOTAL TARGET DIRECT COMPENSATION



15.4%
15.4%
69.2%

■ Base Salary
■ Target Annual Incentive
■ Long-Term Equity Incentive

OTHER NEO FISCAL 2024 TOTAL TARGET DIRECT COMPENSATION[1]



34.1%
13.6%
52.3%

■ Base Salary
■ Target Annual Incentive
■ Long-Term Equity Incentive

(1)   Excludes compensation for Mr. Shapiro whose departure from the Company as Executive Vice President, General Counsel and Secretary was effective February 23, 2024.

In addition, for fiscal 2024, we engaged in (or refrained from) certain pay practices with respect to our named executive officer compensation program that we believe align with market best practices:

What We Do	What We Don't Do
✓ Annual Advisory Vote to Approve Executive Compensation	✘ No Excessive Perquisites
✓ Independent Compensation Committee	✘ No Tax Gross-Ups on Perquisites, Except for Standard Relocation Benefits
✓ Significant Portion of Executive Compensation Tied to Performance	✘ No Excise Tax Gross-Ups
✓ Significant Portion of Executive Compensation Delivered in the Form of Long-Term Equity-Based Incentives	✘ No Automatic Salary Increases or Guaranteed Bonuses
✓ Market Alignment of Compensation but with Greater Emphasis on At-Risk Compensation	✘ No "Single Trigger" Automatic Payments, Benefits, or Equity Vesting Upon a Change in Control
✓ Independent Compensation Consultant	✘ No Hedging or Pledging
✓ Clawback Policy	✘ No Equity Repricing
✓ Stock Ownership Guidelines	✘ No Pension Plans or SERPs
✓ Use of Tally Sheets	
✓ Annual Risk Assessment	

Voting Matters and Board Recommendation

The following table summarizes the proposals to be considered at the annual meeting and the Board's voting recommendation with respect to each proposal.

Management Proposals		Board Vote Recommendation	Page Reference
1	Election of the twelve directors named in this proxy statement, each for a one-year term expiring in 2025	**FOR EACH NOMINEE**	11
2	Ratification of PricewaterhouseCoopers LLP as independent registered public accounting firm for fiscal 2025	**FOR**	80
3	Advisory vote to approve executive compensation	**FOR**	82
4	Vote to approve the Vail Resorts, Inc. 2024 Omnibus Incentive Plan	**FOR**	83

Election of Directors (Proposal No. 1)

We are asking stockholders to elect each of our nominees for the Board named in this proxy statement. **Our nominees are: Reginald Chambers, Susan L. Decker, Robert A. Katz, Iris Knobloch, Kirsten A. Lynch, Nadia N. Rawlinson, John Redmond, Michele Romanow, Hilary Schneider, D. Bruce Sewell, John F. Sorte, and Peter A. Vaughn.** If elected, each director nominee will serve as a director for a one-year term that expires in at the 2025 Annual Meeting of Stockholders.

Ratification of PricewaterhouseCoopers LLP as Independent Auditor (Proposal No. 2)

We are asking stockholders to ratify the appointment of PricewaterhouseCoopers LLP as independent registered public accounting firm for fiscal 2025. The Audit Committee has selected, and the Board has ratified the selection of, PricewaterhouseCoopers LLP to serve as our independent registered public accounting firm for fiscal 2025. Set forth below is information about its fees in fiscal 2024 and fiscal 2023.

Type of fees	2024 ($)	2023 ($)
Audit fees	4,208,000	3,945,000
Tax fees	—	190,000
Other fees	19,000	2,000
Total	**4,227,000**	**4,137,000**

Advisory Vote to Approve Executive Compensation (Proposal No. 3)

We are asking stockholders to cast an advisory, non-binding vote to approve compensation awarded to our named executive officers. The primary objective of our executive compensation program is to emphasize pay-for-performance by incentivizing our executive officers and senior management to drive superior results and generate stockholder value. Additional information regarding our executive compensation may be found elsewhere in this proxy statement.

Vote to Approve the Vail Resorts, Inc. 2024 Omnibus Incentive Plan (Proposal No. 4)

We are asking stockholders to cast a vote to approve our 2024 Omnibus Incentive Plan, referred to in this proxy statement as the "2024 Plan." If approved by stockholders at our annual meeting, the 2024 Plan will replace our 2015 Omnibus Incentive Plan as our vehicle for equity compensation awards.

PROXY STATEMENT FOR THE 2024 ANNUAL MEETING OF STOCKHOLDERS

We are providing these proxy materials in connection with the solicitation of proxies by the Board of Directors (the "Board") of Vail Resorts, Inc. ("we," "us," "Vail Resorts," or the "Company") to be voted at our annual meeting, which will take place on Wednesday, December 5, 2024 at 9:00 a.m., Mountain Time, via a live virtual stockholder meeting, and at any adjournment or postponement thereof. As a stockholder, you are invited to attend the annual meeting and are requested to vote on the items of business described in this proxy statement

In accordance with the "notice and access" rules and regulations of the Securities and Exchange Commission ("SEC"), instead of mailing a printed copy of our proxy materials to each stockholder of record or beneficial owner, we are furnishing proxy materials, which include our proxy statement and annual report, to our stockholders over the internet. Because you received a Notice of Internet Availability of Proxy Materials by mail, you will not receive a printed copy of the proxy materials, unless you have previously made a permanent election to receive these materials in hard copy or unless you request a printed copy as described below. Instead, the Notice of Internet Availability of Proxy Materials will instruct you as to how you may access and review all of the important information contained in the proxy materials. The Notice of Internet Availability of Proxy Materials also instructs you as to how you may submit your proxy. If you received a Notice of Internet Availability of Proxy Materials by mail and would like to receive a printed copy of our proxy materials you should follow the instructions for requesting such materials included in the Notice of Internet Availability of Proxy Materials.

It is anticipated that the Notice of Internet Availability of Proxy Materials will be mailed, and this proxy statement will be made available, to stockholders on or about October 23, 2024.

PROPOSAL 1: ELECTION OF DIRECTORS

At the annual meeting, twelve directors will be nominated for election to the Board to serve for the next year and until their respective successors are elected and qualified. **The nominees are Mses. Decker, Knobloch, Lynch, Rawlinson, Romanow, and Schneider, and Messrs. Chambers, Katz, Redmond, Sewell, Sorte, and Vaughn.** Each of the nominees is currently a director of the Company and all nominees were previously elected by stockholders, except for Ms. Knobloch, who joined the Board on February 6, 2024, and Mr. Chambers, who joined the Board on March 11, 2024. Ms. Knobloch and Mr. Chambers were identified to be directors of the Company by a search firm hired by the Nominating & Governance Committee, and after a thorough review and interview process conducted by such committee, were appointed to be directors of the Company.

The persons named as proxies in the accompanying proxy, who have been designated by the Board, intend to vote, unless otherwise instructed in such proxy, "FOR" the election of Mses. Decker, Knobloch, Lynch, Rawlinson, Romanow, and Schneider, and Messrs. Chambers, Katz, Redmond, Sewell, Sorte, and Vaughn as directors. If any nominee becomes unavailable for election as a result of an unexpected occurrence, your shares will be voted for the election of a substitute nominee, if any, proposed by the Board. Each person nominated for election has agreed to serve if elected. Our Board has no reason to believe that any nominee will be unable to serve. The proxies solicited by this proxy statement may not be voted for more than twelve nominees.

Information with Respect to Nominees

The Nominating & Governance Committee is committed to maintaining a diverse and independent Board that reflects a broad mix of skills, knowledge, perspective, leadership, age, experience, and diversity among directors in order to ensure that the Board has the ability to perform its oversight function effectively, which we believe enhances oversight abilities of the Company's strategy and operations. The Nominating & Governance Committee has determined that the Board will be comprised of individuals who meet the highest possible personal and professional standards. Our director nominees should have broad experience in management, policymaking and/or finance, relevant industry knowledge, business creativity, and vision. They should also be committed to enhancing stockholder value and should be able to dedicate sufficient time to effectively carry out their duties.

Many factors are considered by the Nominating & Governance Committee when determining the eligibility of candidates for nomination as director. The Nominating & Governance Committee does not have a formal diversity policy; however, in connection with the annual nomination process, the Nominating & Governance Committee considers the diversity of candidates to ensure that the Board is comprised of highly-qualified individuals with a broad range of experiences and backgrounds who can contribute to the Board's overall effectiveness in carrying out its responsibilities. The Nominating & Governance Committee recognizes that diversity in gender, race, ethnicity, and professional experience enhances the Board's ability to provide comprehensive oversight and the Nominating & Governance Committee assesses the effectiveness of its efforts at achieving a diverse Board when it annually evaluates the Board's composition.

The Nominating & Governance Committee considers the following specific characteristics in making its nominations for our Board: independence, wisdom, integrity, understanding and general acceptance of the Company's corporate philosophy, business or professional knowledge and experience that can bear on the Company's and the Board's challenges and deliberations, proven record of accomplishment with excellent organizations, inquiring mind, willingness to speak one's mind, ability to challenge and stimulate management, future orientation, willingness to commit time and energy, diversity, and international/global experience.

The Nominating & Governance Committee believes it is important to use a broad range of practices to ensure effective board composition and refreshment, with a balance between short-, medium-, and long-tenured directors. The Nominating & Governance Committee nominates new directors from time to time so the Board reflects a broad mix of skills, knowledge, perspective, leadership, age, experience, and diversity among directors in order to ensure that the Board has the ability to perform its oversight function effectively, which we believe enhances oversight abilities of the Company's strategy and operations. The Nominating & Governance Committee does not believe there is a direct correlation between a director's age and their ability to contribute effectively to the Board. As such, after reviewing evolving views on board composition and refreshment, and considering input from shareholders, the Board removed the director retirement age from our Corporate Governance Guidelines in 2024.

We were pleased to welcome Iris Knobloch and Reginald Chambers to serve on our Board in 2024. Ms. Knobloch's extensive experience in Europe adds global business expertise to our Board, which is important to our international expansion strategy. Mr. Chambers joined us with a proven track record of driving strong financial performance and business transformation. His extensive financial acumen provides valuable insights as we continue to drive the Company's strategic initiatives. These additions to our Board underscore our commitment to aligning board skills and experiences with our strategic priorities.

At the annual meeting, director nominees will stand for election for one-year terms, expiring at the 2025 Annual Meeting of Stockholders. The following sets forth the name and age of each director, identifies whether the director is currently a member of the Board, lists all other positions and offices, if any, now held by him or her with the Company, and specifies his or her principal occupation during at least the last five years.



REGINALD CHAMBERS

Executive Vice President and Chief Transformation Officer, Teachers Insurance and Annuity Association of America

Independent

Age: 48

Director Since: March 2024

Committees: Audit

Business Experience, Other Directorships and Qualifications

Mr. Chambers is an Executive Vice President and the Chief Transformation Officer at the Teachers Insurance and Annuity Association of America ("TIAA"), a financial services organization and private provider of financial retirement services in the academic, research, medical, cultural, and governmental fields since September 2023. From May 2017 to September 2023, he held various senior executive roles at JPMorgan Chase & Co., a financial holding company that offers consumer and commercial banking, investment banking, financial transaction processing, and asset management solutions, including having been Head of Investor Relations for the firm and serving most recently as Chief Financial Officer and Head of Strategy for Commercial Baking. Prior to joining JPMorgan Chase, Mr. Chambers served in the Strategy and Corporate Finance practice at McKinsey & Company, a global management consulting firm, from 2013 to 2017. In 2011, Mr. Chambers was appointed by President Obama as a White House Fellow at the White House National Economic Council, a position he held until 2012. Before serving in the White House, Mr. Chambers was an investor with 3i Group plc, a multinational private equity and venture capital firm based in London, United Kingdom, from 2008 to 2011, serving as Head of North American Infrastructure; and Vice President in the Global Energy Group of the Investment Banking Division of Citigroup Inc., a diversified financial services holding company that provides a broad range of financial services to consumer and corporate customers, from 2006 to 2008. From 2001 to 2006, Mr. Chambers was a corporate lawyer first in Madrid, Spain, with Uria Menendez Abogados, S.L.P., an international Spanish law firm, from 2001 to 2002, and then with Simpson Thacher & Bartlett LLP, an international law firm headquartered in New York City, from 2002 to 2006. Mr. Chambers received his JD from Harvard Law School and an AB in Political Science, Spanish, and Markets & Management from Duke University.

Key Skills and Qualifications:

→ **Leadership** and **Finance** experience—senior executive at a financial services organization and private provider of financial retirement services (TIAA); formerly held several senior executive roles at a diversified financial services company (JPMorgan Chase); former White House Fellow at the White House National Economic Council (White House); former Vice President at a diversified financial services holding company (Citigroup)

→ **International** experience—formerly an international corporate law associate in Madrid, Spain, with a large Spanish law firm (Uria Menendez Abogados); formerly in the Strategy and Corporate Finance practice at a global management consulting firm (McKinsey & Co.); former private equity investor at a multinational private equity and venture capital company headquartered in London, United Kingdom (3i Group plc); former attorney at an international law firm (Simpson Thacher & Bartlett LLP)

Director Nominee



SUSAN L. DECKER

CEO and Co-Founder,
Raftr

Independent

Age: 61

Director Since:
September 2015

Committees:
Compensation

Current Public Directorships:
Berkshire Hathaway, Inc.
Costco Wholesale Corporation

Business Experience, Other Directorships and Qualifications

Ms. Decker is CEO and co-founder of Raftr, a Community Engagement Platform which was launched in 2021. In addition, Ms. Decker is the principal of Deck3 Ventures LLC, a privately held consulting and advisory firm, a position she has held since 2009. Ms. Decker currently serves on the boards of directors of Berkshire Hathaway Inc. and Costco Wholesale Corporation and of private corporations Automattic, Chime Financial, and Vox Media, Inc. She previously served on the board of directors of Intel Corporation, Pixar, InterPrivate II Acquisition Corp., and Momentive Inc. (formerly SurveyMonkey). During the 2009 - 2010 academic year, Ms. Decker served as Entrepreneur-in-Residence at Harvard Business School. Prior to that, from June 2000 to April 2009, she held various executive management positions at Yahoo! Inc., a global Internet brand, including President (June 2007 to April 2009), head of the Advertiser and Publisher Group (December 2006 to June 2007) and Chief Financial Officer (June 2000 to June 2007). Prior to joining Yahoo!, she spent 14 years with Donaldson, Lufkin & Jenrette ("DLJ"), most recently as Managing Director, global equity research (1998 - 2000), and previously as an equity research analyst, covering publishing and advertising stocks from 1986 to 1998.

Key Skills and Qualifications:

→ **Leadership** and **Finance** experience—former lead director of an international manufacturer of microprocessors and chipsets (Intel); current principal of corporate advisory firm (Deck3); former president and CFO of large public global technology company (Yahoo!); former entrepreneur-in-residence for leading business school (Harvard); former global director of equity research for an investment bank (DLJ)

→ **Technology** and **International** experience—director of a large, diverse multinational conglomerate (Berkshire); director of a financial technology and mobile banking company (Chime); director of a leading global retailer (Costco); former director of an international manufacturer of microprocessors and chipsets company (Intel); leadership positions at large public global technology company (Yahoo!); former director of global equity research for an investment bank (DLJ); former director of a cloud-based software as a service (SaaS) company (Momentive); CEO & co-founder of a community experience platform (Raftr)

Director Nominee



ROBERT A. KATZ

Executive Chairperson of the
Board, Vail Resorts Inc.,
Since November 2021

Chairperson of the Board,
Vail Resorts Inc.,
From March 2009 to
November 2021

Age: 57

Director Since:
June 1996

Committees:
Executive

Current Public Directorships:
Yeti Holdings, Inc.

Business Experience, Other Directorships and Qualifications

Mr. Katz is the Executive Chairperson of the Board of Vail Resorts. Mr. Katz served as Chairperson from March 2009 until November 2021, at which point he was appointed as Executive Chairperson. He previously served as Lead Director from June 2003 until his appointment as Chief Executive Officer in February 2006. Mr. Katz served as Chief Executive Officer until November 2021. Mr. Katz has served on the Board of Directors of Vail Resorts since 1996 and has been involved with the Company since 1991. Prior to becoming the Chief Executive Officer, he was associated with Apollo Management L.P., a private equity investment firm, since its founding in 1990. Mr. Katz and his wife are the founders and board members of the Katz Amsterdam Foundation, which works to address systemic injustice and racial and social disparities in mental health, reproductive health, and civic engagement. Mr. Katz currently serves on the board of directors of Yeti Holdings, Inc. and on the Wharton Leadership Advisory Board. He has previously served on numerous private, public and non-profit boards.

Key Skills and Qualifications:

→ **Leadership, Industry** and **Marketing** experience—professional association with Vail Resorts began in 1991 and has been involved with all major strategic decisions for over three decades; CEO from February 2006 to November 2021 with unique insight and information regarding the Company's strategy, operations and business, and experience with global branding, development, and strategy, as well a unique historical perspective into the operations and vision for the Company (Vail Resorts)

→ **Finance** experience—former CEO of large public company (Vail Resorts); former senior partner at large private equity investment firm (Apollo)

Director Nominee



IRIS KNOBLOCH
President,
Cannes Film Festival

Independent

Age: 61

Director Since:
February 2024

Committees:
Compensation

Current Public Directorships:
Accor SA

Deezer SA
Lazard, Inc.

Business Experience, Other Directorships and Qualifications

Ms. Knobloch has served as the President of the Cannes Film Festival, an annual film festival, since July 2022. From June 2021 to July 2022, Ms. Knobloch was the Chief Executive Officer and Chairwoman of I2PO SA, a special purpose acquisition company that merged with Deezer SA. Before joining I2PO, Ms. Knobloch was a senior executive with WarnerMedia, an American multinational media and entertainment conglomerate, and its predecessor companies from January 1996 to June 2021, serving most recently as President of WarnerMedia in Frane, Germany, the Benelux, Austria, and Switzerland. Previously, Ms. Knobloch was an attorney with the law firms of Norr, Stiefenhofer & Lutz and with O'Melveny & Myers in Munich, New York, and Los Angeles from 1992 until 1996. Ms. Knobloch has served as Chairwoman of the board of directors at Deezer SA, a French music worldwide streaming service, since July 2022; Vice Chairman and Lead Independent Director of the board of directors of Accor SA, a French multinational hospitality company, since April 2013; and a member of the board of directors of Lazard, Inc., a financial advisory and asset management firm, since April 2018. She was a member of the board of directors of LVMH Moet Hennessy Louis Vuitton SE, a French multinational holding company and conglomerate specializing in luxury goods, from April 2019 to July 2021 and Central European Media Enterprises Ltd, a media and entertainment company that operates television channels in central Europe, from April 2014 to June 2018. Ms. Knobloch served as a member of the supervisory board of Axel Springer SE, a German multinational media company, from April 2018 to December 2019. Ms. Knobloch received her JD from Ludwig-Maximilians-Universitaet and an LLM from New York University.

Key Skills and Qualifications:

→ **Leadership** experience—President of an annual film festival (Cannes Film Festival); former Chief Executive Officer and Chairwoman of a special purpose acquisition company (I2PO); former senior executive with an American multinational media and entertainment conglomerate (WarnerMedia); director of Accor, Deezer, and Lazard; former director of LVMH Moet Hennessy Louis Vuitton, Axel Springer, and Central European Media Enterprises

→ **Industry** experience—former Chief Executive Officer and Chairwoman of a special purpose acquisition company dedicated to the entertainment and leisure industry (I2PO); director of a French multinational hospitality company that owns, manages, and franchises hotels, resorts, and vacation properties (Accor); former director of a French multinational holding company and conglomerate specializing in luxury goods (LVMH Moet Hennseey Louis Vuitton)

→ **International** experience—public company directorships with international operations (Accor, Deezer, Lazard, LVMH Moet Hennessy Louis Vuitton, and Central European Media Enterprises); senior leadership roles in France, Germany, the Benelux, Austria, and Switzerland (Cannes Film Festival, I2PO, and WarnerMedia)

Director Nominee



KIRSTEN A. LYNCH

Chief Executive Officer,
Vail Resorts, Inc.

Age: 56

Director Since:
November 2021

Committees:
Executive

Business Experience, Other Directorships and Qualifications

Ms. Lynch has served as Chief Executive Officer and director of Vail Resorts since November 2021, and previously served for ten years as the as Executive Vice President and Chief Marketing Officer. From March 2018 to May 2022, Ms. Lynch served as a director of Stitch Fix, Inc., a publicly traded e-commerce company focused on personalized data-driven fashion. Prior to joining the Company in 2011, Ms. Lynch was with PepsiCo, Inc., where she was Chief Marketing Officer of the Quaker Foods and Snacks Division from 2009 to 2011, leading the brand marketing, consumer insights, and shopper marketing organization. Prior to PepsiCo, Kirsten worked for Kraft Foods for 12 years in various positions including Vice President of Marketing for Kraft Foods' Cheese and Dairy Business Unit and Senior Marketing Director for Kraft Macaroni & Cheese. Ms. Lynch started her career with Ford Motor Company in marketing and sales.

Key Skills and Qualifications:

→ **Leadership** experience—professional association with Vail Resorts began in 2011; CEO and director of Vail Resorts since November 2021; former executive vice president and Chief Marketing Officer of a large public company (Vail Resorts); former Chief Marketing Officer at multinational food and beverage corporation (PepsiCo); former vice president of marketing for large food manufacturing conglomerate (Kraft); former director at publicly traded e-commerce company (Stitch Fix)

→ **Industry** and **Marketing** experience—former Chief Marketing Officer at two major corporations leading brand marketing and consumer insights across the enterprises (Vail Resorts, PepsiCo); multiple marketing positions, including vice president, overseeing various product divisions (Kraft); marketing and sales at multinational automobile manufacturer (Ford)

→ **Finance** experience—current CEO of large public company (Vail Resorts)

Director Nominee



NADIA N. RAWLINSON

Co-Owner and Operating Chairman,
WNBA Chicago Sky

Independent

Age: 45

Director Since:
December 2019

Committees:
Compensation (Chair)

Business Experience, Other Directorships and Qualifications

Ms. Rawlinson is currently a co-owner and the Operating Chairman of the WNBA franchise Chicago Sky. In her capacity as Operating Chairman, Ms. Rawlinson leads the ownership group and oversees all business operations, strategy, and government relations. Additionally, Ms. Rawlinson is a Venture Advisor at GV, the venture capital arm of Alphabet Inc. With $8 billion under management, GV invests in early-stage consumer, life sciences, enterprise, and frontier technology companies. Before joining GV, she built a robust career in human resources and was the Chief People Officer of Slack Technologies, Inc., a leading channel-based messaging platform, where she was responsible for shaping the future of work and overseeing human resources strategy. From June 2016 to September 2020, she was the Chief Human Resources Officer at Live Nation Entertainment, leading HR for the company's 35,000 full time and seasonal employees. Ms. Rawlinson also worked as the Chief Human Resources Officer at Rakuten Americas, part of Japan-based Rakuten Group, one of the largest Internet services companies in the world. Early in her career, she operated in both HR and Business leadership roles at Groupon, American Express, and Google. Ms. Rawlinson is currently a director at J.Crew Group, Inc. serving as a member of the compensation committee, and a board member of the international NGO Save the Children. Ms. Rawlinson currently serves on the Stanford University Board of Trustees. Ms. Rawlinson received her BA from Stanford University and MBA from Harvard Business School.

Key Skills and Qualifications:

→ **Leadership** experience—former Chief People Officer of leading channel-based messaging platform (Slack); former Chief Human Resources Officer of a Fortune 500 live music entertainment company (Live Nation); former Chief Human Resources Officer of a large international Internet services company (Rakuten Americas); leadership positions at various technology and financial services companies (Groupon, American Express)

→ **Industry** and **Technology** experience—former Chief Human Resources Officer of large international e-commerce and software as a service (SaaS) technology companies (Rakuten Americas, Slack Technologies)

→ **Finance** experience—current Venture Adviser at GV

Director Nominee



JOHN REDMOND

Former CEO,
Allegiant Travel Company

Independent

Age: 66

Director Since:
March 2008

Committees:
Audit

Business Experience, Other Directorships and Qualifications

Mr. Redmond served as the CEO of Allegiant Travel Company from June 2022 to September 2023, and also served as a director of Allegiant. Before Mr. Redmond's time as CEO, Mr. Redmond was the President of Allegiant Travel Company from September 2016 to June 2022. Prior to joining Allegiant, Mr. Redmond was the Managing Director and Chief Executive Officer of Echo Entertainment Group Limited, a leading Australian entertainment and gaming company, from January 2013 to April 2014, and previously served as a non-executive director from March 2012 to January 2013. Mr. Redmond was President and Chief Executive Officer of MGM Grand Resorts, LLC, a collection of resort-casino, residential living, and retail developments, and a director of its parent company, MGM Resorts International, from March 2001 to August 2007. He served as Co-Chief Executive Officer and a director of MGM Grand, Inc. from December 1999 to March 2001. Mr. Redmond was President and Chief Operating Officer of Primm Valley Resorts from March 1999 to December 1999 and Senior Vice President of MGM Grand Development, Inc. from August 1996 to February 1999. Prior to 1996, Mr. Redmond was Senior Vice President and Chief Financial Officer of Caesars Palace and Sheraton Desert Inn, having served in various other senior operational and development positions with Caesars World, Inc. Mr. Redmond previously served on the board of directors of Tropicana Las Vegas Hotel and Casino, Inc.

Key Skills and Qualifications:

→ **Leadership** and **Finance** experience—former CEO of large public entertainment and gaming company (Echo); former senior officer and director of large public entertainment and gaming company (MGM); former CEO and director of leisure travel company (Allegiant)

→ **Industry** and **International** experience—former CEO and director of leisure travel company (Allegiant); former CEO of large public entertainment and gaming company (Echo); former senior officer and director of large public entertainment and gaming company (MGM)

Director Nominee



MICHELE ROMANOW

Co-Founder and Executive Chairman,
Clearco

Independent

Age: 39

Director Since:
October 2016

Committees:
Compensation

Business Experience, Other Directorships and Qualifications

Ms. Romanow is the Co-Founder and Executive Chairman of Clearco (formerly Clearbanc), a technology company changing the way companies raise money by providing fast, affordable growth capital to online brands. She transitioned from CEO to Executive Chairman of Clearco in January 2023. Clearco has invested $5 billion into more than 10,000 companies in 13 countries. Clearco is headquartered in Toronto, Canada. Previously, Ms. Romanow was the Co-Founder of Snap by Groupon (previously SnapSaves), which was founded in March 2012 and acquired by Groupon, Inc. in June 2014. She served as a senior marketing executive for Groupon from June 2014 until March 2016. In February 2011, Ms. Romanow founded Buytopia.ca, a Canadian e-commerce leader. Prior to that, she was Director of Corporate Strategy & Business Improvement for Sears Canada. Ms. Romanow is also one of the venture capitalists on the award-winning CBC series Dragons' Den. Ms. Romanow is currently a member of the strategic advisory board at Great Gulf, a group of commercial real estate companies, and a member of the advisory board at the Queen's University School of Business. Ms. Romanow was previously a member of the board of directors of Whistler Blackcomb, which was acquired by Vail Resorts in October 2016, SHAD, a Canadian charity for high school students, Freshii Inc., a publicly listed Canadian fast casual restaurant franchise, League of Innovators, a Canadian charity, and BBTV Holdings Inc., a Canadian media and technology company. She holds a Bachelor of Science in Engineering and a Master of Business Administration from Queen's University.

Key Skills and Qualifications:

→ **Leadership** experience—Co-founder and Executive Chairman of Clearco; former CEO of Clearco; co-founder of SnapSaves (now Snap by Groupon) and former head of marketing of Snap by Groupon; co-founder and former partner of Buytopia.ca; former director of Freshii; former director of Whistler Blackcomb; former director of BBTV

→ **Technology** and **Marketing** experience—former senior marketing executive (Groupon); co-founder of three technology companies (Clearco, SnapSaves and Buytopia.ca)

Director Nominee



HILARY SCHNEIDER

Strategic Advisor to the Board,
Shutterfly, LLC

Independent

Age: 63

Director Since:
March 2010

Committees:
Compensation

Current Public Directorships:
DigitalOcean, Inc.
Sleep Number Corporation

Business Experience, Other Directorships and Qualifications

Ms. Schneider is currently a Strategic Advisor to the Board of Directors of Shutterfly, LLC, a leading digital retailer and manufacturer of personalized products and services. She was Chief Executive Officer and Chair of the Board of Directors of Shutterfly from January 2020 to June 2023. From January 2018 to November 2019 she served as CEO of Wag!, the country's largest on-demand mobile dog walking and dog care service. Prior to that, Ms. Schneider served as the CEO of LifeLock, Inc., a leading provider of identity theft protection, identity risk assessment, and fraud protection services, a position she held from March 2016 until the acquisition of LifeLock by Symantec in February 2017. From September 2012 to February 2016, she served as the President of LifeLock, Inc. From March 2010 to November 2010, Ms. Schneider served as Executive Vice President at Yahoo! Americas. She joined Yahoo! in September 2006 when she led the company's U.S. region, Global Partner Solutions and Local Markets and Commerce divisions. Prior to joining Yahoo!, she held senior leadership roles at Knight Ridder, Inc., from April 2002 to January 2005, including Chief Executive Officer of Knight Ridder Digital before moving to co-manage the company's overall newspaper and online business. From 2000 to 2002, Ms. Schneider served as President and CEO of Red Herring Communications. She also held numerous roles at Times Mirror from 1990 through 2000, including President and CEO of Times Mirror Interactive and General Manager of the Baltimore Sun. Ms. Schneider serves on the board of directors of DigitalOcean, Inc., a cloud-based service provider, Sleep Number Corporation, a wellness technology company, Getty Images, Inc. a visual media company, Water.org, a non-profit organization, and the American Journalism Project, a local news venture philanthropy. Ms. Schneider was also previously a member of the board of directors of LifeLock, Inc. and SendGrid, Inc.

Key Skills and Qualifications:

→ **Leadership** experience—former CEO of leading digital retailer and personalized products manufacturer (Shutterfly, LLC), former CEO of an on-demand dog walking and dog care company (Wag!), former director, President and CEO of large public identity and fraud protection company (LifeLock); leadership positions at large public global technology company (Yahoo!)

→ **Industry** and **Marketing** experience—former president and CEO of large public identity and fraud protection company (LifeLock); leadership positions at large public global technology company (Yahoo!); former director of a SaaS-based multi-channel engagement platform (SendGrid); senior advisor to large private equity investment firm (TPG)

Director Nominee



D. BRUCE SEWELL

Former Senior Vice President,
General Counsel & Secretary,
Apple, Inc.

Independent

Lead Independent Director
Since June 2019

Age: 66

Director Since:
January 2013

Committees:
Audit, Executive, Nominating &
Governance

Current Public Directorships:
C3.ai, Inc.

Business Experience, Other Directorships and Qualifications

From September 2009 until December 2017, Mr. Sewell was Senior Vice President, General Counsel and Secretary of Apple Inc., overseeing all legal matters for Apple, including corporate governance, intellectual property, litigation, and securities compliance, as well as global security operations, privacy, and encryption. Prior to joining Apple, Mr. Sewell served as Senior Vice President, General Counsel of Intel Corporation from 2005 to 2009. He also served as Intel's Vice President, General Counsel from 2004 to 2005 and Vice President of Legal and Government Affairs, Deputy General Counsel from 2001 to 2004. Prior to joining Intel in 1995 as a senior attorney, Mr. Sewell was a partner in the law firm of Brown and Bain PC. He currently serves on the board of directors and as chair for the nominating & governance committee of C3.ai, Inc., an enterprise artificial intelligence software company, and serves on the board of Clearco, a privately held growth capital technology company. Mr. Sewell also serves on the board of Village Enterprise, a charitable organization focusing on training and creating sustainable businesses in Africa, and is the President and Director of Friends of Lancaster University in America, a non-profit organization supporting higher education.

Key Skills and Qualifications:

→ **Leadership** and **Finance** experience—prior General Counsel of a large international public company (Apple); leadership positions at international manufacturer of microprocessors and chipsets (Intel)

→ **Technology** and **International** experience—prior General Counsel of international public mobile communication, personal computer, software, and media devices company (Apple); leadership positions at international manufacturer of microprocessors and chipsets (Intel); leadership position at cloud-based enterprise Platform as a Service (PaaS) for deployment of big data, AI & IoT software applications (C3.ai)

Director Nominee



JOHN F. SORTE

Executive Chairman,
Morgan Joseph TriArtisan
Group, Inc.

Independent

Age: 77

Director Since:
January 1993

Committees:
Audit (Chair), Nominating &
Governance, Executive

Business Experience, Other Directorships and Qualifications

Mr. Sorte is Executive Chairman of Morgan Joseph TriArtisan Group Inc., a merchant bank. Prior to co-founding Morgan Joseph in 2001, he was President of New Street Advisors L.P. He previously held various positions at Drexel Burnham Lambert, including Head of the Energy Group, Co-head of Investment Banking, and Chief Executive Officer and member of the board of directors. Mr. Sorte started his career as an investment banker at Shearson Hammill. Mr. Sorte also serves on the board of directors of Shorts International Ltd. and previously served on the board of directors of Autotote Corp. and Westpoint Stevens Inc., as well as several private companies and non-profit organizations.

Key Skills and Qualifications:

→ **Leadership** and **Finance** experience—Executive Chairman of merchant bank (Morgan Joseph); former President of private equity firm (New Street); prior leadership positions at global investment bank (Drexel)

→ **International** experience—Executive Chairman of merchant bank with international operations (Morgan Joseph); prior leadership positions at global investment bank (Drexel)

Director Nominee



PETER A. VAUGHN

Founding and Managing
Director,
Vaughn Advisory Group, LLC

Independent

Age: 60

Director Since:
June 2013

Committees:
Audit, Nominating &
Governance (Chair)

Business Experience, Other Directorships and Qualifications

Mr. Vaughn is the Founding and Managing Director of the Vaughn Advisory Group, LLC, a privately held company providing advisory and consulting services on global marketing, brand strategy, business strategy, organizational effectiveness, and executive coaching. Since October 2021, he has also served as the Chairman of the Board of Trustees of Vaughn College of Aeronautics and Technology in Queens, New York. From July 2018 to January 2020, Mr. Vaughn served as Chief Experience Officer of Avenues: The World School, a privately held, for-profit global network of independent schools headquartered in New York. From January 2013 through November 2014, he was the Senior Vice President of International Consumer Products and Marketing of the American Express Company, providing strategic marketing leadership for the company's consumer card-issuing and network businesses in over 160 countries worldwide, with a focus on product line strategy, benefit sourcing and management, product innovation, brand management, communications, and advertising. Previously, he held several senior marketing roles within American Express, including serving as Chief Marketing Officer of Global Network Services from 2011 to January 2013, Senior Vice President of Global Brand Management from 2005 to 2011, Vice President of Marketing for the Travelers Cheque and Prepaid Services Group from 2002 to 2004, Vice President and General Manager of Lending for the Small Business Division in 2001, and Vice President of Acquisition and Advertising for Small Business Services from 1999 to 2001. From 1994 to 1999, he held several positions overseas in the Consumer Services Group of American Express, including Vice President of International Product Development, European Head of Revolving Credit and Lending, and Senior Director of European Product Development. Mr. Vaughn joined American Express in 1992, acting as Director of Marketing for the Consumer Financial Services Group.

Key Skills and Qualifications:

→ **Leadership** and **International** experience—former senior global marketing positions and senior business leader in multiple business lines at a global, public financial services company (American Express); executive of global school network (Avenues)

→ **Marketing** and **Finance** experience—principal of privately-held global brand strategy and marketing company (Vaughn Advisory Group); former senior global marketing positions and senior business leader in multiple business lines with operational marketing and profit/loss responsibility at a global, public financial services company (American Express); former senior executive of a global private school network (Avenues)

| **FOR** | The Board of Directors recommends a vote **"FOR"** the election of each of the nominees named above. |

MANAGEMENT

The Company's executive officers, as well as additional information with respect to such persons, are set forth below:

Name	Age	Position
Robert A. Katz	57	Executive Chairperson of the Board
Kirsten A. Lynch	56	Chief Executive Officer
Angela A. Korch	45	Executive Vice President and Chief Financial Officer
William C. Rock	59	President - Mountain Division
Julie A. DeCecco	52	Executive Vice President, General Counsel and Chief Public Affairs Officer
Courtney K. Goldstein	46	Executive Vice President, Chief Marketing Officer
Gregory J. Sullivan	53	Executive Vice President, Retail/Rental & Hospitality

For biographical information about Ms. Lynch and Mr. Katz, see "Director Nominees" above.

Angela A. Korch has served as the Company's Executive Vice President and Chief Financial Officer since December 2022. Ms. Korch rejoined Vail Resorts from CorePower Yoga, where she served as Chief Financial Officer from May 2020 through December 2022. Prior to CorePower Yoga, Ms. Korch spent more than a decade at Vail Resorts in several leadership roles within the Finance Organization, most recently as Vice President of Corporate & Mountain Finance. Prior to Vail Resorts, Angela was an Assistant Portfolio Manager at Muzinich & Company. She earned her MBA in finance from NYU Stern School of Business, is a CFA charter holder, and has a BS degree from Cornell University.

William C. Rock has served as the Company's President of the Mountain Division since May 2023. Prior thereto, Mr. Rock served as Company's Executive Vice President of Mountain Operations from June 2021 to May 2023, and from September 2019 until June 2021 served as Senior Vice President and Chief Operating Officer of the Rocky Mountain region with oversight responsibility for Vail Mountain, Beaver Creek, Breckenridge, Keystone, and Crested Butte in Colorado as well as Park City Mountain in Utah. Prior to this role, Mr. Rock was Senior Vice President and Chief Operating Officer of Park City Mountain, a role he began in October 2014. After joining the Company as the Vice President and Chief Operating Officer of Northstar California Resort in 2010, Mr. Rock oversaw operations for the Company's three resorts in the Tahoe region. Mr. Rock started his career in the mountain resort industry in 1996 at Bristol Mountain in New York as Director of Marketing and subsequently held several leadership roles in the industry.

Julie A. DeCecco has served as the Company's Executive Vice President, General Counsel, and Secretary since February 2024 and oversees legal, governance, compliance, internal audit, health and safety, and real estate. In October 2024 Ms. DeCecco was appointed Chief Public Affairs Officer, overseeing communications, government and community relations, sustainability and Vail Resorts' corporate social responsibility platform, EpicPromise. She joined the Company in 2017 as Associate General Counsel and was promoted to Deputy General Counsel in 2018. In these roles, she supported the growth of the mountain division, including the acquisition and legal integration of 30 resorts, led legal support for the Company's pass portfolio and advance commitment strategies, and was responsible for corporate governance. From 2018 to 2022 Julie also oversaw community relations. Prior to joining the Company, Ms. DeCecco was Vice President, Associate General Counsel at DaVita Inc. and Director, Associate General Counsel at Sun Microsystems Inc. Ms. DeCecco received her JD from the University of Colorado, Boulder, and her BA from UC San Diego.

Courtney K. Goldstein has served as the Company's Executive Vice President, Chief Marketing Officer since April 2024. From August 2013 until April 2024, she served in progressively more senior leadership roles at Comcast Corporation, including Senior Vice President of Consumer Marketing, Growth, and Engagement. During her ten-year tenure she transformed the consumer experience through data-driven performance marketing and she led ecommerce and digital media. Prior to Comcast, Ms. Goldstein worked for American Express for ten years, including as Vice President of Consumer Card Prospect Acquisition & Customer Marketing Strategy. Ms. Goldstein received her MBA from Columbia University and her BS in Economics from The Wharton School of the University of Pennsylvania.

Gregory J. Sullivan has served as the Company's Executive Vice President of Retail/Rental and Hospitality since October 2022. Prior thereto, Mr. Sullivan served as the Company's Senior Vice President of Retail and Hospitality from June 2021 to October 2022. Mr. Sullivan joined the Company in September 2016 as Chief Operating Officer of Rental and Retail. Prior to joining Vail Resorts, Mr. Sullivan was the Senior Vice President of Global Business Transformation at Crocs, Inc. and before that he held numerous roles in a 20-year career with Walmart, culminating as a Division President, overseeing the Southeast Division based in Atlanta. Mr. Sullivan has previously served on the board of directors for SOS Outreach and as a council member of Executive Leadership Development for the American Diabetes Association.

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

Set forth in the following table is the beneficial ownership of common stock at the close of business on October 8, 2024 for all directors, nominees, named executive officers, and all directors and executive officers as a group as of such date (except as otherwise indicated below).

Name of Beneficial Owner	Common Stock Beneficially Owned	
	Shares (#)	Percent of Class (%)[1]
Reginald Chambers	—	*
Susan L. Decker	8,108	*
Robert A. Katz	245,961	*
Iris Knobloch	—	*
Kirsten A. Lynch	41,280[2]	*
Nadia N. Rawlinson	4,361	*
John Redmond	22,573	*
Michele Romanow	7,054	*
Hilary Schneider	15,830	*
D. Bruce Sewell	20,874	*
John F. Sorte	45,111	*
Peter A. Vaughn	8,573	*
Julie A. DeCecco	676	*
Courtney K. Goldstein	—	*
Angela A. Korch	2,187	*
William C. Rock	8,203[3]	*
David T. Shapiro[4]	6,704[5]	*
Greg. J. Sullivan	2,294[6]	*
Directors and current executive officers as a group (17 persons)	433,085[7]	1.2

*   Less than 1.0%.

(1)   Applicable percentages are based on 37,462,464 shares outstanding on October 8, 2024, adjusted as required by rules promulgated by the SEC. Unless indicated by footnote, the address for each listed director and executive officer is c/o Vail Resorts, Inc., 390 Interlocken Crescent, Broomfield, Colorado 80021. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, the person named in the table has sole voting and investment power with respect to all shares of common stock beneficially owned by them.

The number of shares of common stock outstanding used in calculating the percentage for each listed person includes the restricted share units, or RSUs, and common stock underlying share appreciation rights, or SARs, held by that person that are currently exercisable or are exercisable within 60 days of October 8, 2024, but excludes RSUs and our common stock underlying SARs held by any other person.

(2) Includes 5,294 shares of common stock underlying 140,299 SARs (assuming a fair market value of $170.36, the closing price of our common stock on October 8, 2024).

(3) Includes 949 shares of common stock underlying 28,067 SARs (assuming a fair market value of $170.36, the closing price of our common stock on October 8, 2024).

(4) Mr. Shapiro is the Company's former Executive Vice President, General Counsel and Secretary. This information is based on the most recently known information made available to the Company, which is as of his departure from the Company effective February 23, 2024.

(5) Common stock beneficially owned is based on the most recent information available to the Company, which is as of Mr. Shapiro's separation from the Company on February 23, 2024.

(6) Includes 243 shares of common stock underlying 20,561 SARs (assuming a fair market value of $170.36, the closing price of our common stock on October 8, 2024).

(7) Includes 6,486 shares of common stock underlying 188,927 SARs (assuming a fair market value of $170.36, the closing price of our common stock on October 8, 2024).

INFORMATION AS TO CERTAIN STOCKHOLDERS

Set forth below is certain information with respect to the only persons known to the Company to be the beneficial owners of more than five percent of the Company's voting securities at the close of business on October 8, 2024 (except as otherwise indicated below).

Name of Beneficial Owner	Common Stock Beneficially Owned	
	Shares (#)	Percent of Class (%)[1]
Ronald Baron/Baron Capital Management, Inc.[2]	4,920,015	13.1
The Vanguard Group, Inc.[3]	3,798,088	10.1
BlackRock Inc.[4]	3,484,986	9.3
Select Equity Group, L.P.[5]	2,722,916	7.3
APG Asset Management US Inc.[6]	1,946,860	5.2

(1) Applicable percentages are based on 37,462,464 shares outstanding on October 8, 2024.

(2) As reported by Baron Capital Group, Inc. ("BCG"), BAMCO Inc. ("BAMCO"), Baron Capital Management Inc. ("BCM"), Baron Growth Fund ("BGF") and Ronald Baron and on a joint Schedule 13G/A filed with the SEC on February 14, 2024. BAMCO and BCM are subsidiaries of BCG. BGF is an advisory client of BAMCO. Ronald Baron owns a controlling interest in BCG. The address for the holders is 767 Fifth Avenue, 49th Floor, New York, NY 10153.

(3) As reported by The Vanguard Group on a Schedule 13G/A filed with the SEC on February 12, 2024. The address for the holder is 100 Vanguard Blvd, Malvern, PA 19355.

(4) As reported by BlackRock, Inc. on a Schedule 13G/A filed with the SEC on October 21, 2024. The address for the holder is 50 Hudson Yards, New York, NY 10001.

(5) As reported by Select Equity Group, L.P. ("Select LP") and George S. Loening, who is the majority owner of Select LP and managing member of its general partner, on a joint Schedule 13G filed with the SEC on February 14, 2024. The address for the holders is 380 Lafayette Street, New York, New York 10003.

(6) As reported by APG Asset Management US Inc. ("APG US") on a Schedule 13G/A filed with the SEC on February 7, 2024. APG Asset Management, N.V. ("APG NL") is wholly-owned by APG Groep, N.V. ("APG Groep") and is the investment manager with respect to the securities to which this statement relates. Pursuant to an Investment Management Agreement, APG NL has delegated its investment and voting power with respect to such securities to APG US, which is its wholly-owned subsidiary. Stichting Pensioenfonds ABP is the majority owner of APG Groep. The address for the holder is 666 3rd Ave, New York, NY 10017.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

The Board acts as the ultimate decision-making body of the Company, except for those matters reserved to or shared with the Company's stockholders. The Board is committed to a long-term strategy that drives growth and enhances shareholder value by focusing on areas with significant growth potential and leveraging our capabilities and scale to deliver exceptional experiences for our guests. The Board selects, advises, and oversees our management, who are responsible for the day-to-day operations and administration of the Company. The Board has adopted Corporate Governance Guidelines which, along with the charters of each of the committees of the Board and the Company's Code of Ethics and Business Conduct, which we refer to as the Code of Ethics, provide the framework for the governance of the Company. A complete copy of the Company's Corporate Governance Guidelines, the charters of the Board committees and the Code of Ethics for directors, officers, and employees may be found in the "Governance" section of the Company's website at *investors.vailresorts.com*.

Board Leadership and Lead Independent Director

Currently, the positions of Chairperson of the Board and Chief Executive Officer of the Company are held by separate persons, with Mr. Katz serving as our Executive Chairperson of the Board and Ms. Lynch serving as Chief Executive Officer. Both Mr. Katz and Ms. Lynch are considered non-independent directors. When the Chairperson of the Board is a non-independent director, the independent directors elect an independent director to serve in a lead capacity. Accordingly, Mr. Sewell serves as our Lead Independent Director, or Lead Director.

The Board believes that two leaders serving as Executive Chairperson and Chief Executive Officer, together with an experienced and engaged Lead Director, is the most appropriate leadership structure for the Board at this time. This structure results in two leaders being directly accountable to the Board and, through the Board, to stockholders.

Specific duties of the Executive Chairperson and the Leader Director are:

Executive Chairperson of the Board	Lead Director
→ Advising and supporting the CEO and other executives on long-term strategy and key strategic decisions	→ Presiding over meetings of the Board at which the Executive Chairperson is not present, including executive sessions of independent directors
→ Providing regular feedback to the CEO on their performance	→ Having the authority to call meetings of the independent directors
→ Engaging in select key strategic projects and initiatives	→ Serving as the presiding director for purposes of all rights and duties assigned to the presiding director under the Company's Bylaws, including the right to call special meetings of the Board
→ Setting the agenda for Board meetings with the Lead Director and the CEO	→ Serving as principal liaison on Board-wide issues between the independent directors and the Executive Chairperson
→ Having the authority to call special meetings of the Board and such other duties assigned to the Chairperson under the Company's Bylaws	→ Approving meeting agendas and meeting schedules for the Board
→ Serving as a liaison between the Board and Senior Management	→ Serving as the point of contact for communications from stockholders or other interested parties directed to the Lead Director or the non-management directors or the Board as a group
→ Monitor the content, quality, and timeliness of information sent to the Board	→ Such other duties as set forth in the Charter of the Lead Independent Director (attached as Appendix A to the Corporate Governance Guidelines)
→ Acting as a source of institutional knowledge	
→ Being available to the Board and the CEO for additional responsibilities as may be needed	

Meetings of the Board

The Board held a total of four meetings during fiscal 2024. Each of our then-serving directors attended at least 75% of the meetings held by the Board and Board committees on which he or she served during the fiscal year. In accordance with our Corporate Governance Guidelines, directors are invited and encouraged to attend our annual meeting of stockholders. All of our then-serving directors attended our 2023 annual meeting of stockholders.

Executive Sessions

The non-management directors' practice is to meet in executive session following the conclusion of each regularly scheduled quarterly Board meeting to discuss such matters as they deem appropriate and, at least once a year, to review the Compensation Committee's annual review of the Chief Executive Officer and the Executive Chairperson. These executive sessions are chaired by the Lead Director. Interested parties, including our stockholders, may communicate with the Lead Director and the non-management directors by following the procedures under the heading "Communications with the Board" below.

Director Nominations

The Nominating & Governance Committee considers and recommends candidates for election to the Board. The Nominating & Governance Committee also considers candidates for election to the Board, if any, that are submitted by stockholders. Each member of the Nominating & Governance Committee participates in the review and discussion of director candidates. In addition, members of the Board who are not on the Nominating & Governance Committee may meet with and evaluate the suitability of candidates. In making its selections of candidates to recommend for election, the Nominating & Governance Committee seeks persons who have achieved prominence in their field and who possess significant experience in areas of importance to the Company. The minimum qualifications that the Nominating & Governance Committee believes must be met for a candidate to be nominated include independence, wisdom, integrity, understanding and general acceptance of the Company's corporate philosophy, business or professional knowledge and experience that can bear on the Company's and the Board's challenges and deliberations, proven record of accomplishment with excellent organizations, inquiring mind, willingness to speak one's mind, ability to challenge and stimulate management, future orientation, willingness to commit time and energy, diversity, and international/global experience.

Stockholders who wish to submit candidates for consideration by the Nominating & Governance Committee for election at an annual or special meeting of stockholders should submit the candidate's name and qualifications, including the candidate's consent to serve as a director of the Company if nominated by the Committee and so elected, by mail to: Secretary, Vail Resorts, Inc., 390 Interlocken Crescent, Broomfield, Colorado 80021. The Nominating & Governance Committee applies the same standards in considering candidates submitted by stockholders as it does in evaluating candidates submitted by members of the Board. The Nominating & Governance Committee recommended the nominees for election at this year's annual meeting.

Determinations Regarding Independence

Under the Company's Corporate Governance Guidelines, a majority of the Board must be comprised of directors who are independent, as determined based on the independence standards of the New York Stock Exchange's ("NYSE") Listed Company Manual. In accordance with our Corporate Governance Guidelines and the NYSE's listing standards, the Board has adopted categorical standards of director independence to assist it in making determinations of independence of Board members. These categorical standards of director independence are available in the "Governance" section of the Company's website under "Governance Documents" at *investors.vailresorts.com*. The Board has affirmatively determined that each of the nominees, other than Mr. Katz and Ms. Lynch, is "independent" under the NYSE's listing standards and the categorical standards of director independence adopted by the Board.

Communications with the Board

The Board has adopted a formal process by which interested parties, including our stockholders, may communicate with the Board, the Lead Director, or the non-management directors as a group. Additional information on communicating with our Board is available in the "Governance" section of the Company's website at *investors.vailresorts.com*.

Code of Ethics and Business Conduct

The Company has adopted a Code of Ethics that applies to all directors, officers, and employees, including its chief executive officer, chief financial officer, chief accounting officer and controller, or persons performing similar functions. We make the Code of Ethics available to directors, officers, and employees, and convey our expectation that every director, officer, and employee read and understand the Code of Ethics and its application to the performance of each such person's business responsibilities, including, but not limited to:

→ *Fostering an ethical culture*: speaking up, seeking guidance, and voicing concerns, investigations and discipline, and non-retaliation

→ *Respect in the workplace and workplace conduct*: anti-harassment and discrimination, human rights, diversity equity and inclusion, personal information, and health and safety

→ *Fairness and ethics in business dealings*: anti-bribery and corruption, antitrust and fair competition, conflicts of interest, and insider trading

→ *Being responsible stewards to our communities and environment*: community impact, environmental leadership, and political activities and contributions

Our Code of Ethics uses principles-based guidance to alert directors, officers, and employees to potential conflicts of interest. Under the Code of Ethics, a conflict of interest occurs when an individual's personal, social, financial, or political interests conflict with his or her loyalty to the Company. Our policy under the Code of Ethics provides that even the appearance of a conflict of interest where none actually exists can be damaging and should be avoided. If any person believes a conflict of interest is present in a personal activity, financial transaction, or business dealing involving the Company, then that person is instructed under the Code of Ethics to report such belief to an appropriate individual or department as identified in the Code of Ethics.

We require our full-time, year-round employees, as well as certain seasonal employees, to complete a Code of Conduct training on an annual basis. This annual requirement includes training on various topics, such as financial integrity, information security, ethical leadership and anti-harassment. In fiscal 2024, the training was completed by 98% of this employee base.

The Code of Ethics is available in the "Governance" section of the Company's website under "Governance Documents" at *investors.vailresorts.com*. In the event the Company amends or waives any of the provisions of the Code of Ethics applicable to our chief executive officer, chief financial officer, or chief accounting officer and controller that relates to any element of the definition of "code of ethics" enumerated in Item 406(b) of Regulation S-K under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), the Company intends to disclose these actions on its website.

Risk Management

The Board believes that oversight of the Company's overall risk management program is the responsibility of the entire Board and views risk management as an important part of the Company's overall strategic planning process. The Board has delegated the regular oversight of the elements of the risk management program to the Audit Committee, and the Board receives periodic updates on individual areas of risk from the Audit Committee or members of senior management, as appropriate. The Board also periodically schedules a risk management agenda item for regular Board meetings, during which the Audit Committee or members of senior management report to and inform the Board of its risk management oversight activities. Senior management reports directly to the Audit Committee at each scheduled Audit Committee meeting and additionally as needed on the status of the Company's risk management program. Specifically, cybersecurity has been identified as a critical part of risk management at the Company. The Company has a dedicated team that is responsible for leading enterprise-wide information security strategy, policy, standards, architecture, and processes. Cybersecurity oversight consists of the Audit Committee receiving at least quarterly updates from the Chief Information Officer regarding major cyber risk areas and recommended actions to address those risks. Information regarding the Company's cybersecurity risk management, strategy, and governance is available in our Annual Report on Form 10-K filed on September 26, 2024.

The Audit Committee has established an internal audit function to provide management and the Board with ongoing assessments of the Company's risk management processes and systems of internal control. In addition, as part of its responsibilities, the Audit Committee inquires of management and our independent auditors about the Company's processes for identifying and assessing such risks and exposures and the steps management has taken to minimize such risks and exposures to the Company. The Audit Committee also reviews the Company's guidelines and policies that govern the processes for identifying and assessing significant risks or exposures and for formulating and implementing steps to minimize such risks and exposures to the Company.

Compensation Risk Assessment

The Compensation Committee, with the assistance of our independent compensation consultant, reviewed the material compensation policies and practices for all employees, including executive officers. The Compensation Committee considered whether the compensation program encouraged excessive risk taking by employees at the expense of long-term Company value. Based upon its assessment, the Compensation Committee believes that the Company's compensation program, which includes a mix of annual and long-term incentives, cash and equity awards, and retention incentives, does not present risks that are reasonably likely to have a material adverse effect on the Company.

Committees of the Board

The Board has a standing Audit Committee, Compensation Committee, Executive Committee, and Nominating & Governance Committee. The charters for each of these committees, which have been approved by the Board, are available in the "Governance" section of the Company's website under "Committee Charters" at *investors.vailresorts.com*. Following is a description of each committee of the Board. Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities.

The Audit Committee

The Audit Committee is primarily concerned with the effectiveness of the Company's independent registered public accounting firm, accounting policies and practices, financial reporting, and internal controls. The Audit Committee acts pursuant to its charter, and is authorized and directed, among other things, to:

→ appoint, retain, compensate, evaluate, and terminate, as appropriate, the Company's independent registered public accounting firm;

→ approve all audit engagement fees and terms, as well as all permissible non-audit service engagements with the independent registered public accounting firm;

→ discuss with management and the independent registered public accounting firm and meet to review the Company's annual audited financial statements and quarterly financial statements, including reviewing the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's annual and quarterly reports filed with the SEC;

→ review the internal audit plan and evaluate the performance, responsibilities, and staffing of the Company's internal audit function at least annually;

→ receive and review periodic presentations from the internal audit senior executive regarding the results of completed internal audits and the identification and remediation of weaknesses in the Company's internal control environment;

→ review reports by the independent registered public accounting firm describing its internal quality control procedures and all relationships between the Company, or individuals in financial reporting oversight roles at the Company, and the independent registered public accounting firm;

→ establish procedures, as required under applicable law, for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

→ monitor the rotation of partners of the independent auditors on the Company's audit engagement team as required by law;

→ review and approve or reject transactions between the Company and any related persons in accordance with the Company's Related Party Transactions Policy;

→ confer with management and the independent auditors regarding the effectiveness of internal control over financial reporting;

→ oversee management's efforts to monitor compliance with the Company's programs and policies designed to ensure adherence to applicable laws and regulations and the Company's Code of Ethics;

→ oversee risk management with respect to cybersecurity, including receiving and reviewing quarterly updates from the Company's Chief Information Officer regarding major cyber risk areas and recommended actions to address such risks, as well as reviewing any other internal reports from management with respect to information technology and cybersecurity issues;

→ annually prepare a report as required by the SEC to be included in the Company's annual proxy statement; and

→ discuss policies with respect to risk assessment and risk management.

The members of the Audit Committee are Mr. Sorte, Chair, and Messrs. Chambers, Redmond, Sewell, and Vaughn. The Board has determined that each of Messrs. Chambers, Redmond, Sorte, and Sewell qualify as an "audit committee financial expert" as defined in the SEC's rules and regulations adopted pursuant to the Exchange Act, and that all of the members of the Audit Committee are "independent" as defined by the NYSE's listing standards and the rules of the SEC applicable to audit committee members. The Audit Committee held four meetings during fiscal 2024.

AUDIT COMMITTEE REPORT

Management is responsible for the Company's accounting practices, internal control over financial reporting, the financial reporting process, and preparation of the consolidated financial statements. The Company's independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board, or the PCAOB. The Audit Committee's responsibility is to monitor and oversee these processes.

In this context, the Audit Committee has met and held discussions with management and the Company's independent registered public accounting firm. Management represented to the Audit Committee that the Company's consolidated financial statements for the fiscal year ended July 31, 2024 were prepared in accordance with generally accepted accounting principles. The Audit Committee reviewed and discussed the consolidated financial statements with management and the Company's independent registered public accounting firm, including a discussion of the quality of the accounting principles, the reasonableness of significant judgments, the clarity of disclosures in the financial statements, and management's assessment of the effectiveness of the Company's internal control over financial reporting. The Audit Committee further discussed with the Company's independent registered public accounting firm the matters required to be discussed under the rules adopted by the PCAOB, as well as the Company's independent registered public accounting firm's opinion on the effectiveness of the Company's internal control over financial reporting.

The Company's independent registered public accounting firm also provided to the Audit Committee the written disclosures and letter required by applicable requirements of the PCAOB regarding the independent accountants' communications with the Audit Committee concerning independence, and the Audit Committee discussed with the Company's independent registered public accounting firm, and were satisfied with, that firm's independence from the Company and its management. The Audit Committee has also considered whether the Company's independent registered public accounting firm's provision of non-audit services to the Company is compatible with the auditors' independence.

The Audit Committee discussed with the Company's internal auditor and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee meets with the Company's independent registered public accounting firm, with and without management present, to discuss the results of their examination, their evaluation of the Company's internal control over financial reporting, and the overall quality of the Company's financial reporting. In addition, the Audit Committee meets with the internal auditor, with and without management present, to discuss the results of their examination and evaluation of the Company's internal control over financial reporting. The Audit Committee has also reviewed and discussed Company policies with respect to risk assessment and risk management.

Based upon the Audit Committee's discussion with management and the Company's independent registered public accounting firm referred to above, the Audit Committee recommended to the Board that the Company's audited financial statements as of and for the fiscal year ended July 31, 2024 be included in the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 2024 for filing with the SEC.

Audit Committee

John F. Sorte, Chair

Reginald Chambers

John Redmond

D. Bruce Sewell

Peter A. Vaughn

The Compensation Committee

The Compensation Committee acts pursuant to its charter and is authorized and directed, among other things, to:

→ review and approve corporate goals and objectives relevant to the Chief Executive Officer's compensation, evaluate the Chief Executive Officer's performance in light of those goals and objectives (including the Chief Executive Officer's performance in fostering a culture of ethics and integrity), and, either as a committee or together with the other independent directors (as directed by the Board), determine and approve the Chief Executive Officer's compensation level based on this evaluation;

→ review the performance of, make recommendations (where appropriate) with respect to, and approve the total compensation for the executive officers of the Company other than the CEO, including any proposed severance arrangements or change in control and similar agreements/provisions, and any amendments, supplements, or waivers to the foregoing agreements;

→ oversee the Company's overall compensation structure, policies, and programs for executive officers and employees, including assessing the incentives and risks arising from or related to the Company's compensation programs and plans, and assessing whether the incentives and risks are appropriate;

→ review and approve the Company's incentive compensation and equity-based plans and approve changes to such plans, in each case subject, where appropriate, to stockholder or Board approval, and review and approve issuances of equity securities to employees of the Company;

→ review and recommend to the Board annual retainer and meeting fees for non-employee members of the Board and committees of the Board, fix the terms and awards of stock compensation for such members of the Board, and determine the terms, if any, upon which such fees may be deferred;

→ produce a compensation committee report on executive officer compensation as required by the SEC, after the committee reviews and discusses with management the Company's Compensation Discussion and Analysis, or "CD&A," and consider whether to recommend that it be included in the Company's proxy statement or Annual Report; and

→ consider and recommend to the Board the frequency of the Company's advisory vote on executive compensation.

The members of the Compensation Committee are Ms. Rawlinson, Chair, and Mses. Decker, Knobloch, Romanow, and Schneider. The Board has determined that all members of the Compensation Committee are "independent" as defined by the NYSE's listing standards. In addition, the Compensation Committee consists of "non-employee directors," within the meaning of Rule 16b-3 promulgated under the Exchange Act and "outside directors," within the meaning of regulations promulgated under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code. The Compensation Committee held three meetings during fiscal 2024.

Compensation Committee Processes and Procedures

The Compensation Committee meets as often as necessary to carry out its responsibilities. The agenda for each meeting is usually developed by the Chair of the Compensation Committee, in consultation with the Chief Executive Officer. The Chief Executive Officer does not participate in and is not present during any deliberations or determinations of the Compensation Committee regarding her compensation or individual performance objectives. The charter of the Compensation Committee grants the Compensation Committee sole authority, at the expense of the Company, to retain or to obtain advice from a compensation consultant, legal counsel, or other adviser to assist in the execution of the Compensation Committee's responsibilities. The Compensation Committee is directly responsible for the appointment, compensation, and oversight of the work of any consultant or adviser retained and has authority to approve the fees and other retention terms. The Compensation Committee expects that it will seek advice from independent compensation consultants as it deems necessary on a periodic basis, but not necessarily annually, in order to determine that the Company's compensation programs remain appropriate and consistent with industry practices. Prior to the retention of any compensation consultant, legal counsel, or any other external adviser, the Compensation Committee will assess the independence of such adviser from management, taking into consideration all factors relevant to such adviser's independence, including factors specified in the NYSE listing standards.

During fiscal 2024, the Compensation Committee engaged Aon's Human Capital Solutions Practice, a division of Aon plc. ("Aon"), a multinational, multi-services insurance and consulting firm as its independent compensation consultant. Aon was retained by the Compensation Committee to review the Company's executive and Board of Director compensation programs including a competitive assessment against peers, to perform a compensation program risk assessment, and to advise on the Company's 2024 Omnibus Equity Plan ("2024 Plan") including share modeling. More details on the 2024 Plan are available in the Proposal 4 section of this proxy statement.

In fiscal 2024, Aon was paid approximately $180,000 for these executive compensation consulting services provided to the Compensation Committee. During fiscal 2024, Aon and its affiliates provided insurance services, health benefits, valuation services, and a pharmacy coalition membership. . The decision to engage Aon and its affiliates for these additional services was made by management as part of the Company's existing relationship with Aon concerning these services, and was not approved, or required to be approved, by the Compensation Committee or the Board. Professional fees for the foregoing additional services in fiscal 2024 were approximately $577,000, or 0.004% of Aon's approximately $14 billion corporate revenues. The individuals at Aon that advise the Compensation Committee on executive compensation matters have no involvement in the other services provided to the Company by Aon and its affiliates, and the individuals at Aon advising the Compensation Committee report directly to, and are overseen by, the Compensation Committee. These individuals have no other relationship with the Company or management. The Compensation Committee has assessed the independence of Aon as required by the NYSE listing standards. The Compensation Committee reviewed its relationship with Aon and considered all relevant factors, and concluded that there are no conflicts of interest raised by the work performed by Aon and its affiliates.

Historically, the Compensation Committee has made adjustments to annual compensation, determined annual cash and equity awards, and established new performance objectives at one or more meetings held during the first quarter of the fiscal year. However, the Compensation Committee also considers matters related to individual compensation, such as compensation for new executive hires, at various times as needed throughout the year. Generally, the Compensation Committee's process comprises two related elements: the determination of compensation levels and the establishment of performance objectives for the fiscal year. For executives other than the Chief Executive Officer, the Compensation Committee solicits and considers evaluations and recommendations submitted to the committee by the Chief Executive Officer. The Compensation Committee makes all final determinations regarding these awards, and none of our executive officers, including the Chief Executive Officer, are involved in the determination of their own compensation. In the case of the Chief Executive Officer, the evaluation of her performance is conducted by the Compensation Committee, which determines any adjustments to her compensation as well as awards to be granted. The non-management directors' practice is to meet in executive session following the Board meeting in September of each year to review and ratify the Compensation Committee's annual review of the Chief Executive Officer. For all executives and directors, as part of its deliberations, the Compensation Committee may review and consider, as appropriate, materials such as financial reports and projections, operational data, tax and accounting information, tally sheets that set forth the total compensation that may become payable to executives in various hypothetical scenarios, executive and director stock ownership information, company stock performance data, analyses of historical executive compensation levels and current Company-wide compensation levels, and recommendations of the Compensation Committee's compensation consultant, including analyses of executive and director compensation paid at other companies identified by the consultant.

The specific determinations of the Compensation Committee with respect to executive compensation for fiscal 2024 are described in greater detail in the Compensation Discussion & Analysis section of this proxy statement, as well as the narrative disclosure that accompanies the Summary Compensation Table and related tables in the Executive Compensation section of this proxy statement.

Compensation Committee Interlocks and Insider Participation

During fiscal 2024, no Compensation Committee interlocks existed between the Company and any other entity, meaning none of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our Board or Compensation Committee. No member of our Compensation Committee has ever been an executive officer or employee of the Company.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this proxy statement. Based upon this review and discussion, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated into our Annual Report on Form 10-K for the fiscal year ended July 31, 2024.

Compensation Committee

Nadia N. Rawlinson, Chair

Susan L. Decker

Iris Knobloch

Michele Romanow

Hilary Schneider

The Nominating & Governance Committee

The Nominating & Governance Committee acts pursuant to its charter and is authorized and directed to:

→ review the overall composition of the Board and make recommendations to the Board regarding effective Board composition and refreshment, taking into consideration such factors as business or industry experience, financial or risk assessment expertise, the balance of tenure on the Board, gender or racial diversity, experience on other public company boards of directors, and other specific areas of expertise of each Board member;

→ actively seek individuals qualified to become Board members for recommendation to the Board;

→ retain and terminate any search firm to be used to identify candidates and to approve the search firm's fees and other retention terms;

→ identify and recommend to the Board director nominees for the next annual meeting of stockholders and members of the Board to serve on the various committees of the Board;

→ oversee the evaluation of the performance of the Board, each committee of the Board, and individual directors, and oversee the annual evaluation process, which may include Board self-assessments and/or the periodic engagement of a third party to conduct the evaluation.

→ oversee and periodically review the Company's ESG activities, including policies, initiatives, programming, disclosures, reporting, and engagement with key stakeholders related to ESG matters, other than those related to the adequacy and effectiveness of the Company's applicable internal controls related to such disclosures, which are overseen by the Audit Committee;

→ review and reassess the adequacy of the Corporate Governance Guidelines of the Company and recommend any proposed changes to the Board for approval;

→ review and present to the Board individual director candidates recommended for the committee's consideration by stockholders and stockholder nominations for director that are made in writing to the Secretary of the Company in compliance with the Company's Bylaws; and

→ review and present to the Board stockholder proposals.

The members of the Nominating & Governance Committee are Mr. Vaughn, Chair, and Messrs. Sorte and Sewell. The Board has determined that all members of the Nominating & Governance Committee are "independent" as defined by the NYSE's listing standards. The Nominating & Governance Committee held one meeting during fiscal 2024.

The Executive Committee

The Executive Committee has all powers and rights necessary to exercise the full authority of the Board during the intervals between meetings of the Board in the management of the business and affairs of the Company, subject to certain limitations set forth in the charter of the Executive Committee. For fiscal 2024, the members of the Executive Committee were Messrs. Katz, Sewell, and Sorte and Ms. Lynch. The Executive Committee held multiple discussions and one meeting during fiscal 2024.

DIRECTOR COMPENSATION

Director Compensation for Fiscal 2024

The following table provides information concerning the compensation of our non-employee directors in fiscal 2024:

Name[1]	Fees Earned or Paid in Cash ($)[2]	Stock Awards ($)[3]	All Other Compensation ($)[4]	Total ($)
Reginald Chambers[5]	40,173	121,847	—	162,020
Susan L. Decker[6]	95,564	220,139	—	315,703
Iris Knobloch[7]	47,225	144,828	—	192,053
Nadia N. Rawlinson[8]	107,677	220,139	—	327,816
John Redmond[9]	100,564	220,139	—	320,703
Michele Romanow[10]	95,564	220,139	13,455	329,158
Hilary Schneider[11]	95,564	220,139	—	315,703
D. Bruce Sewell[12]	165,760	220,139	12,857	398,756
John F. Sorte[13]	140,863	220,139	10,700	371,702
Peter A. Vaughn[14]	114,593	220,139	13,637	348,369

(1) Mr. Katz and Ms. Lynch are also named executive officers and their compensation is included in the Summary Compensation Table in the "Executive Compensation" section of this proxy statement. Neither Mr. Katz nor Ms. Lynch receive any additional compensation for their service on the Board.

(2) Consists of non-employee director annual retainers, and, if applicable, lead director fees, committee chair fees, and committee member fees. Cash compensation paid to each director in fiscal 2024 was as follows:

			Committees			
Name	Board of Directors Board Service ($)	Audit Committee Service ($)	Compensation Committee Service ($)	Nominating & Governance Committee Service ($)	Executive Committee Service ($)	Total ($)
Reginald Chambers	33,314	6,859	—	—	—	40,173
Susan L. Decker	83,451	—	12,113	—	—	95,564
Iris Knobloch	42,188	—	5,037	—	—	47,225
Nadia N. Rawlinson	83,451	—	24,226	—	—	107,677
John Redmond	83,451	17,113	—	—	—	100,564
Michele Romanow	83,451	—	12,113	—	—	95,564
Hilary Schneider	83,451	—	12,113	—	—	95,564
D. Bruce Sewell	123,451	17,113	—	15,196	10,000	165,760
John F. Sorte	83,451	33,451	3,961	10,000	10,000	140,863
Peter A. Vaughn	83,451	17,113	—	14,029	—	114,593

(3) The amounts in this column represent the aggregate grant date fair value of RSUs granted during fiscal 2024 computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718.

(4) All other compensation for fiscal 2024 includes the following:

Name	Charitable Donations ($)[a]	Company-paid Lodging, Ski School Privileges and Discretionary Spending on Goods and Services ($)[b]	Total ($)
Reginald Chambers	—	—	—
Susan L. Decker	—	—	—
Iris Knobloch	—	—	—
Nadia N. Rawlinson	—	—	—
John Redmond	—	—	—
Michele Romanow	—	13,455	13,455
Hilary Schneider	—	—	—
D. Bruce Sewell	—	12,857	12,857
John F. Sorte	—	10,700	10,700
Peter A. Vaughn	2,765	10,872	13,637

(a) Represents the value of vacation packages donated to charity on behalf of a director under the Company's charitable donations program. See below under "Limited Director Perquisites and Personal Benefits" for a description of this program.

(b) Represents the amounts reported during fiscal 2024 that were used by a director towards lodging, ski school privileges and discretionary spending on services or goods at our properties for personal use under the Company's Perquisite Fund Program. See below under "Limited Director Perquisites and Personal Benefits" for a description of this program. In accordance with SEC rules, the value of these benefits is measured on the basis of the estimated aggregate incremental cost to the Company for providing these benefits, and perquisites and personal benefits are not reported for any director for whom such amounts were less than $10,000 in the aggregate for the fiscal year.

(5) As of July 31, 2024, Mr. Chambers held 564 unvested RSUs.

(6) As of July 31, 2024, Ms. Decker held 1,031 unvested RSUs.

(7) As of July 31, 2024, Ms. Knobloch held 678 unvested RSUs.

(8) As of July 31, 2024, Ms. Rawlinson held 1,031 unvested RSUs.

(9) As of July 31, 2024, Mr. Redmond held and 1,031 unvested RSUs.

(10) As of July 31, 2024, Ms. Romanow held 1,031 unvested RSUs.

(11) As of July 31, 2024, Ms. Schneider held 1,031 unvested RSUs.

(12) As of July 31, 2024, Mr. Sewell held 1,031 unvested RSUs.

(13) As of July 31, 2024, Mr. Sorte held 1,031 unvested RSUs.

(14) As of July 31, 2024, Mr. Vaughn held 1,031 unvested RSUs.

Director Cash Compensation

All of our non-employee directors receive annual cash fees, payable in quarterly installments. The annual cash retainer for each Board member is $85,000 and no additional per meeting fees are paid. In addition, the Lead Director of the Board receives an additional $40,000 per year. The Chairperson of the Audit Committee receives an additional $35,000 per year and each other Audit Committee member receives an additional $17,500 per year. The Chairperson of the Compensation Committee receives an additional $25,000 per year and each other Compensation Committee member receives an additional $12,500. The Chairperson of the Nominating & Governance Committee receives an additional $20,000 per year and each other Nominating & Governance Committee member receives an additional $10,000 each per year. Members of the Executive Committee receive an additional $10,000 per year. A non-executive Chairperson of the Board would receive an additional annual retainer of $50,000, but we currently have an Executive Chairperson, and he is not entitled to this retainer.

All directors received reimbursement of their reasonable travel expenses in connection with their service.

Director Equity Compensation

The Company provides its non-employee directors with an annual grant of restricted share units ("RSUs") as determined each year by the Compensation Committee. The RSUs vest on the first anniversary of the grant date. For fiscal 2024, each non-employee director received RSUs with a grant date value of $220,139, consisting of 1,031 RSUs granted on September 29, 2023, with the exception of Mr. Chambers and Ms. Knobloch, who were appointed to the Board during the fiscal year and accordingly had their annual grants of RSUs prorated based on the remaining service time in the fiscal year. The aggregate grant date fair value of these RSUs is set forth under the "Stock Awards" column of the Director Compensation Table and described in footnote 3 above.

Limited Director Perquisites and Personal Benefits

Non-employee directors receive benefits consisting of lodging, ski school privileges, and discretionary spending on services or goods at our resorts for personal use in accordance with the terms of the Company's Director Perquisite Fund Program. Each director is entitled to an annual $40,000 allowance to be used at the Company's resorts in accordance with such program, under which directors may draw against the account to pay for services or goods at the market rate. Unused funds in each director's account at the end of each fiscal year are forfeited. In accordance with SEC rules, the value of these benefits is measured on the basis of the estimated aggregate incremental cost to the Company. For this purpose, perquisites do not include benefits generally available on a non-discriminatory basis to all of our employees, such as skiing privileges.

In addition, each year we allow each director to designate one charity as the recipient of a vacation package with a retail value of no more than $4,000 and to include only the same array of services that are eligible under the Company's Director Perquisite Fund Program. We also require that the package be given as part of a public event, dinner, or auction and that the Company receive appropriate credit and marketing presence.

Stock Ownership Guidelines for Non-Employee Directors

Each non-employee director must own shares of our common stock equal to the greater of five times his or her annual cash retainer for Board service or $375,000 in value within five years of the date such director is elected or appointed to the Board. Directors are not permitted to sell any shares of common stock (except to pay the exercise price of a particular equity grant, if any, or taxes generated as a result of equity grants) until such time as the ownership guidelines have been satisfied and then only to the extent that such sales do not reduce such director's ownership below the threshold requirement. Shares of common stock, stock owned in a directed retirement plan or IRA, and the intrinsic value of vested equity grants count as stock ownership for purposes of these guidelines.

TRANSACTIONS WITH RELATED PERSONS

Related Party Transactions Policy and Procedures

We have adopted a written Related Party Transactions Policy that sets forth the Company's policies and procedures regarding the identification, review, consideration and approval of "related party transactions." For purposes of our policy only, a "related party transaction" is a transaction, contract, agreement, understanding, loan, advance, or guarantee (or any series of similar transactions or arrangements) in which the Company and any "related person" are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to the Company solely in their capacity as an officer or director by a related person are not covered by this policy. A related person is any executive officer, director, or more than 5% stockholder of the Company, or any immediate family member of an executive officer or director, including any entity in which such persons are an officer or 10% or greater equity holder.

Under the policy, where a transaction has been identified as a related party transaction, management must present information regarding the proposed related party transaction to the Chairperson of the Audit Committee, the full Audit Committee or the Board for consideration and approval, depending upon the size of the transaction involved. In considering related party transactions, the Audit Committee takes into account the fairness of the proposed transaction to the Company and whether the terms of such transaction are at least as favorable to the Company as it would receive or be likely to receive from an unrelated third party in a comparable or substantially comparable transaction.

To ensure that our existing procedures are successful in identifying related party transactions, the Company distributed questionnaires to its directors and executive officers shortly following the end of the fiscal year which included, among other things, inquiries about any transactions they have entered into with us.

During fiscal 2024 and through the date of this proxy statement, there were no related party transactions under the relevant standards described above.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") describes our executive compensation program, the various components of our program and the compensation-related decisions made for fiscal 2024 with respect to our named executive officers ("NEOs"). For purposes of this CD&A and the compensation tables and narratives that follow, the NEOs for fiscal 2024 were:

→ **Kirsten A. Lynch**, Chief Executive Officer

→ **Robert A. Katz**, Executive Chairperson and Former Chief Executive Officer

→ **Angela A. Korch**, Executive Vice President and Chief Financial Officer

→ **William C. Rock**, President – Mountain Division

→ **David T. Shapiro**, Former Executive Vice President, General Counsel and Secretary[1]

→ **Gregory J. Sullivan**, Executive Vice President, Retail/Rental and Hospitality

(1)   Effective February 23, 2024, Mr. Shapiro left the Company. Effective February 15, 2024, the Company appointed Julie A. DeCecco, the Company's then Vice President, Deputy General Counsel, as Executive Vice President, General Counsel. Ms. DeCecco has been with the Company since 2017, and has served as the Deputy General Counsel since 2018. She was not an NEO for fiscal 2024.

Company Performance Highlights

→ Our fiscal 2024 net revenue was $2,885.2 million, a decrease of $4.2 million, or 0.1%, compared to fiscal 2023. Net income attributable to Vail Resorts, Inc. was $230.4 million for fiscal 2024 compared to net income attributable to Vail Resorts, Inc. of $268.1 million in fiscal 2023. The decrease was primarily due to: (i) an increase in our provision for income taxes; (ii) decreased Resort Reported EBITDA; (iii) an increase in interest expense due to an increase in variable interest rates associated with the unhedged portion of our term loan borrowings under our U.S. credit agreement during fiscal 2024; and (iv) an increase in depreciation and amortization expense, primarily due to capital projects recently completed at our resorts and assets acquired at Crans-Montana. Resort Reported EBITDA was $825.1 million for fiscal 2024, a decrease of $9.7 million, or 1.2%, compared to fiscal 2023.

→ Through September 20, 2024, our North American ski season pass sales decreased approximately 3% in units and increased approximately 3% in sales dollars as compared to the prior year through September 22, 2023.

→ The Company announced a two-year resource efficiency transformation plan including scaled operations, global shared services, and expanded workforce management to create organizational effectiveness and scale for operating leverage as the Company expands and grows globally. The Company expects to achieve $100 million in annualized savings by the end of fiscal 2026 before one-time costs, with approximately $27 million realized in fiscal 2025 before $15 million of one-time costs.

→ We have continued to demonstrate the stability and strength of our business model and to execute on our long-term business strategies, including:

- In May 2024, we closed on our purchase of a majority stake in Crans-Montana Mountain Resort in Switzerland, the Company's second strategic investment to operate a ski resort in Europe as a part of our continued focus to expand our network of resort offerings.

- We increased our quarterly dividend by approximately 8% during fiscal 2024 to $2.22 per share. We also returned capital to our shareholders through our share repurchase program.

- We plan to complete our calendar year 2024 capital plan of $189 million to $194 million, excluding incremental capital investments in premium fleet and fulfillment infrastructure to support the official launch of My Epic Gear for the 2024/2025 winter season, growth capital investments at Andermatt-Sedrun, reimbursable capital, and investments at Crans-Montana Mountain Resort.

- We continue to be disciplined stewards of our capital and remain committed to continuous investment in our people, strategic, high-return capital projects, strategic acquisition opportunities, and returning capital to our stockholders through our quarterly dividend and share repurchase program.

Executive Summary of our Compensation Program

Our executive compensation program is designed to align the interests of our executives with those of our shareholders by linking a significant portion of their compensation to the achievement of specific performance goals. The program is intended to reward our executive officers for sustained, high-level performance over the short and long-term as demonstrated by measurable, company-wide performance metrics and individual contributions that are consistent with our overall growth strategy and achievement of goals. We compensate our executive officers with a combination of cash compensation (in the form of base salary and annual cash incentive compensation) and equity awards, as well as a modest amount of benefits and perquisites. Our compensation program has been structured to enhance our ability to achieve our short-term and long-term strategic goals and to retain and motivate our executive officers and senior management to achieve such goals.

Our Executive Compensation Program Emphasizes Pay-for-Performance

The Compensation Committee sets rigorous performance targets that are aligned with our strategic objectives and emphasize pay-for-performance by incentivizing our executive officers to drive superior results and long-term stockholder value. We accomplish this objective in the following ways:

→ *Annual Incentive Awards.* Our Management Incentive Plan ("MIP"), which provides for the award of annual cash incentive compensation, referred to in this CD&A as a "MIP award," is intended to focus our executive officers on the key corporate financial metrics that we believe drive our best results. The Compensation Committee selected Resort Reported EBITDA (earnings before interest, taxes, depreciation, and amortization, as reported for our Mountain and Lodging segments combined) as the primary performance metric for the MIP. The NEOs' annual cash incentive fluctuates with our performance and the achievement of our annual goals as established by the Compensation Committee.

→ *Long-Term Equity Awards.* A significant portion of our NEOs' total annual compensation opportunity is in the form of long-term equity incentive compensation, including share appreciation rights ("SARs") and restricted share units ("RSUs"), which generally vest ratably over three years. Value for each of SARs and RSUs fluctuates with our stock price, and SARs only have value if the share price exceeds the exercise price. Consistent with our pay-for-performance philosophy and to align the interests of our CEO with our stockholders, the Compensation Committee made approximately 50% of our CEO's annual equity grant in the form of SARs with an exercise price that is 10% greater than the closing price of our common stock on the grant date ("Premium SARs"). For fiscal 2024, the Compensation Committee granted Ms. Lynch long-term equity value consisting of approximately 50% Premium SARs and 50% time-based vesting RSUs.

→ *High Percentage of Compensation is Variable or "At-Risk."* A significant percentage of our NEOs' compensation is tied to incentives or appreciation in our stock price, and as executive officers attain greater levels of responsibility, the percentage of their total target compensation that is variable or "at-risk" increases, and the percentage that is fixed decreases. Our commitment to emphasizing variable and "at-risk" compensation is illustrated by the following charts for fiscal 2024:

CEO FISCAL 2024 TOTAL TARGET DIRECT COMPENSATION



15.4%

15.4%

69.2%

■ Base Salary
■ Target Annual Incentive
■ Long-Term Equity Incentive

OTHER NEO FISCAL 2024 TOTAL TARGET DIRECT COMPENSATION[1]



34.1%

13.6%

52.3%

■ Base Salary
■ Target Annual Incentive
■ Long-Term Equity Incentive

(1)   Excludes compensation for Mr. Shapiro.

Our Executive Compensation Program is Supported by Our Stockholders

At our annual meeting of stockholders held on December 6, 2023, approximately 96% of the votes cast on the advisory vote to approve executive compensation were in support of the program. This reflected strong stockholder support of our executive compensation program and its emphasis on pay-for-performance. The Compensation Committee considered this support in deciding to maintain our current executive compensation program this year.

Effective Corporate Governance Reinforces Our Executive Compensation Program

The following features of our executive compensation program are evidence of our commitment to good corporate governance practices:

What We Do	What We Don't Do
✓ **Annual Advisory Vote to Approve Executive Compensation.** We provide our stockholders with an annual opportunity to vote on an advisory basis to approve the compensation paid to our NEOs as disclosed in this proxy statement.	✗ **No Excessive Perquisites.** We provide our executive officers with limited perquisites, which are generally limited to credit at our owned and operated properties and which are designed to incentivize our executive officers to visit and use our resorts in order to make informed decisions regarding our business and the guest experience and provide relevant feedback concerning our properties and services.
✓ **Independent Compensation Committee.** Our executive compensation program is reviewed annually by the Compensation Committee, which consists solely of independent directors and makes all final determinations regarding the compensation of our NEOs.	✗ **No Tax Gross-Ups on Perquisites, except for Standard Relocation Benefits**. We do not pay tax gross-ups on the limited perquisites that our executive officers receive, except in the case of standard relocation benefits available to all similarly situated employees.
✓ **Significant Portion of Executive Compensation Is Variable and At-Risk.** A significant portion of our NEOs' compensation is comprised of elements of variable and at-risk compensation that are tied to defined corporate and individual performance goals or stock price performance. Our three-year average at-risk compensation is approximately 83.6% of our CEO's total compensation and approximately 65.6% of our other NEOs' total compensation. In addition, approximately 50% of the long-term equity incentives granted to our CEO each fiscal year consist of Premium SARs that have an exercise price that is 10% greater than the closing price of our common stock on the grant date.	✗ **No Excise Tax Gross-Ups.** We do not pay excise tax gross-ups in connection with the change in control arrangements provided to our executive officers.
	✗ **No Automatic Salary Increases or Guaranteed Bonuses.** We do not guarantee annual salary increases or bonuses for any NEO and no employment with any NEO contains such provisions.
✓ **Significant Portion of Executive Compensation Delivered in the Form of Long-Term Equity-Based Incentives.** A significant portion of our NEOs' compensation is comprised of long-term equity incentive awards, consisting of SARs and RSUs, which generally vest over three years. In the last three fiscal years, approximately 74.3% of our CEO's and 61.7% of other NEOs' total compensation as reported in the Summary Compensation Table, has on average been in the form of long-term equity-based incentives.	✗ **No "Single Trigger" Automatic Cash Payments, Benefits or Equity Vesting Upon a Change in Control.** The change in control arrangements provided to our executive officers require a termination event (including a termination by the executive for "good reason") following a change in control before any cash-based payments or benefits are triggered. Additionally, our CEO's potential cash severance is two times her base salary plus prior year bonus. For equity awards granted in fiscal 2021 and beyond, in the event of a change in control, equity will only have accelerated vesting if an award is not assumed or replaced or in the event of a termination without cause within 12 months of a change in control event.
✓ **Market Alignment of Compensation but with Greater Emphasis on At-Risk Compensation.** To attract and retain talented executive officers, we align targeted compensation opportunity with comparable levels to our peer group, but we generally make at-risk compensation a more significant component.	

What We Do	What We Don't Do
✓ **Independent Compensation Consultant.** The Compensation Committee periodically retains and receives advice from an independent compensation consultant.	✗ **No Hedging or Pledging.** Under our Insider Trading Compliance Program, senior level employees, including our executive officers, as well as our directors, are prohibited from conducting short sales or using derivatives or other instruments designed to hedge against the risk of ownership of our securities or otherwise offset any decrease in the market value of our securities, including put and call options and collar transactions. The Insider Trading Compliance Program also prohibits directors and senior level employees, including our executive officers, from pledging shares of the Company's stock or holding them in a margin account as collateral for a loan.
✓ **Clawback Policy.** The Compensation Committee has adopted a clawback policy that, in the event of a financial restatement, allows us to recoup cash or equity-based incentive compensation from executive officers that was paid based on the misstated financial information.	✗ **No Equity Repricing.** We expressly prohibit the repricing of underwater SARs without stockholder approval.
✓ **Stock Ownership Guidelines.** Our executive officers are subject to meaningful stock ownership guidelines, requiring that they hold a meaningful amount of our common stock, which helps to align their interests with those of our stockholders. Additionally, until the applicable guideline is achieved for an executive, he or she is required to retain at least 75% of the net shares received from vesting of RSUs or exercise of SARs. All of our NEOs are in compliance with this policy.	✗ **No Pension Plans or SERPs.** We do not provide our executive officers with tax-qualified defined benefit pension plans or supplemental executive retirement plans.
✓ **Use of Tally Sheets.** The Compensation Committee uses tally sheets that provide information as to all compensation that is potentially available to our NEOs when evaluating executive compensation.	
✓ **Annual Risk Assessment.** The Compensation Committee, with the assistance of our independent compensation consultant, annually conducts a compensation risk assessment and, for fiscal 2024, determined that the Company's compensation policies and practices, or components thereof, do not create risks that are reasonably likely to have a material adverse effect on the Company.	

Key Objectives of Our Executive Compensation Program

Our executive compensation program focuses on the following three key objectives:

→ *Emphasizing Pay-for-Performance.* Emphasize pay-for-performance by tying annual and long-term compensation incentives to achievement of specified performance objectives or overall stock performance.

→ *Attracting, Retaining, and Motivating.* Attract, retain, and motivate talented executives who will determine our long-term success. We have structured our executive compensation program to be competitive with compensation paid by companies in the same market for executive talent.

→ *Rewarding Contributions and Creating Long-Term Value.* We have structured our compensation program to recognize and reward contributions of all employees, including executive officers, in achieving strategic goals and business objectives, while aligning the program with stockholder interests.

Compensation Decision Process

Role of the Compensation Committee

The Compensation Committee is responsible for determining the compensation of our executive officers, including our NEOs. In appropriate circumstances, such as when new market data supports a market adjustment, the Compensation Committee, in its sole discretion, considers the recommendations of our CEO in setting executive compensation, including the compensation of the other NEOs. The Compensation Committee, however, makes all final determinations regarding these awards (subject to any matters requiring approval by the Board and/or our stockholders), and no executive officer is involved in the deliberations or the determination with respect to his or her own compensation. The non-management directors' practice is to meet in executive session following the Board meeting in September of each year to review and ratify the Compensation Committee's annual review of the CEO.

Role of Management

For executive officers other than herself, our CEO makes pay recommendations to the Compensation Committee based on competitive market data and an assessment of individual performance. Her recommendations to the Compensation Committee establish appropriate and market-competitive compensation opportunities for our executive officers, consistent with our overall pay philosophy. The Compensation Committee reviews and discusses the recommendations, in conjunction with the Compensation Committee's independent compensation consultant, in making compensation decisions or recommendations to the full Board. No executive officer participates directly in the final deliberations or determinations regarding his or her own compensation package.

Role of the Independent Compensation Consultant

The Compensation Committee retains the services of Aon as its independent compensation consultant in accordance with the Compensation Committee's charter. Aon reports directly to the Compensation Committee. The Compensation Committee retains sole authority to hire or terminate Aon, approves its professional fees, determines the nature and scope of its services, and evaluates its performance. Upon request, a representative of Aon attends Compensation Committee meetings and communicates with the Compensation Committee chair between meetings. The Compensation Committee makes all final decisions regarding executive compensation.

Aon's specific compensation consultation roles include, but are not limited to, the following:

→ advising the Compensation Committee on director and executive compensation trends and regulatory developments;

→ developing a peer group of companies for determining competitive compensation rates;

→ providing a total compensation study for executives and independent non-employee board members against peer companies;

→ providing advice to the Compensation Committee on corporate governance best practices, as well as any other areas of concern or risk;

→ serving as a resource to the Compensation Committee chair for meeting agendas and supporting materials in advance of each meeting;

→ reviewing and commenting on proxy statement disclosure items, including preparation of the CD&A and the Company's 2024 Omnibus Equity Plan; and

→ advising the Compensation Committee on management's pay recommendations.

The Compensation Committee has assessed the independence of Aon as required by the NYSE listing standards. The Compensation Committee reviewed its relationship with Aon and considered all relevant factors, including those set forth in Rule 10C-1(b)(4)(i) through (vi) of the Exchange Act. Based on this review, the Compensation Committee concluded that there are no conflicts of interest raised by the work performed by Aon.

Role of Peer Companies and Competitive Market Data

To achieve our executive compensation objectives, the Compensation Committee periodically analyzes market data and evaluates individual executive performance with a goal of setting compensation at levels the Compensation Committee believes, based on its general business and industry knowledge and experience, are comparable with executives in other companies operating in the leisure, travel, gaming, and hospitality industries, which we refer to as our "peer group." We face a somewhat unique challenge in establishing a peer group because few publicly-traded companies participate in more than one of our operating segments. Thus, when evaluating executive compensation, the Compensation Committee includes in our peer group a variety of leisure, travel, gaming, and hospitality companies with whom we may compete for executive talent.

The following peer group development criteria were used to assist with peer group development for the fiscal 2024 pay study:

→ *Industries:* similar to the Company in the leisure, travel, gaming, and hospitality industries;

→ *Company size:* approximately 0.4 times to 3 times the Company's annual revenues, with a secondary focus on market cap;

→ *Peers:* companies using the Company in their compensation peer group;

→ *Peers of peers:* companies used in the peer groups of potential peer companies; and

→ *Competitors:* companies that compete with the Company for business and management talent.

When performing its annual executive compensation review, the Compensation Committee has sole authority to engage an independent compensation consultant to assist in obtaining market data and analyzing the competitive nature of our compensation programs. In August 2023, the Compensation Committee engaged Aon to conduct a competitive market study to assist with fiscal 2024 pay decisions. The study included market data from Aon's proprietary global compensation survey for similar-sized companies, and proxy disclosures for publicly-traded peer companies from the leisure, travel, gaming, and hospitality industries, as approved by the Compensation Committee. Our peer group approved by the Compensation Committee to assist with fiscal 2024 compensation decisions included:

Boyd Gaming Corporation	PENN Entertainment, Inc.
Cedar Fair, L.P.	Red Rock Resorts Inc.
Choice Hotels International Churchill Downs Inc.	Royal Caribbean Cruises Ltd.
Hilton Grand Vacations	Six Flags Entertainment Corporation
Hyatt Hotels Corporation	Travel + Leisure Co.
Marriott Vacations Worldwide	Wyndham Hotels & Resorts, Inc.
Norwegian Cruise Line Holdings Ltd	Wynn Resorts Ltd.

At the time of Compensation Committee's review, the 25th percentile of our fiscal 2024 peer group had a market cap of $3,733,000,000 and annual revenue of $1,737,000,000, the median of our fiscal 2024 peer group had a market cap of $5,522,000,000 and annual revenue of $3,567,000,000, and the 75th percentile of our fiscal 2024 peer group had a market cap of $8,242,000,000 and annual revenue of $4,750,000,000. Royal Caribbean Cruises Ltd. was added to the fiscal 2024 peer group because of their common use as part of the compensation peer group of our peers, strong brand, and comparable annual revenues.

The Compensation Committee uses competitive compensation data from the annual total compensation study of peer companies and survey data to inform its decisions about overall compensation opportunities and specific compensation elements. Additionally, the Compensation Committee uses multiple reference points when establishing targeted compensation levels. The Compensation Committee does not benchmark specific compensation elements or total compensation to any specific percentile relative to the peer companies or the broader United States market. Instead, the

Compensation Committee applies judgment and discretion in establishing targeted pay levels, taking into account not only competitive market data, but also factors such as Company, business and individual performance, scope of responsibility, critical needs and skill sets, leadership potential, and succession planning. The Compensation Committee also evaluates the compensation programs of other companies which, while not in the peer set, have similar characteristics of the Company's business model, complexity, and sophistication.

Role of Tally Sheets and Company-Specific Factors

In addition to considering market data with respect to executive compensation practices of companies within our peer group, the Compensation Committee takes into account individual performance, our retention needs, our relative performance, and our own strategic goals. We also conduct an annual review of the aggregate level of our executive compensation program as part of our annual budget review and annual performance review processes, which includes determining the operating metrics and non-financial elements used to measure our performance and to compensate our executive officers.

The Compensation Committee, in conjunction with data and recommendations provided by our independent compensation consultant in any given year, also annually analyzes tally sheets prepared for each NEO. These tally sheets present the dollar amount of each component of the NEO's compensation, including current cash compensation (base salary and the MIP award for the applicable fiscal year), perquisites and the value of equity awards previously granted to the NEO as of the applicable fiscal year end, as well as the amounts that would have been payable to the NEO if employment had been terminated under various scenarios as of the end of the most recently completed fiscal year. The Compensation Committee uses these tally sheets, which provide substantially the same information as is provided in the tables included in this proxy statement, together with peer group data, primarily for purposes of analyzing our NEOs' total compensation and determining whether it is appropriate to adjust the compensation mix for our NEOs on a going-forward basis. In its most recent review of tally sheets, the Compensation Committee determined that total compensation amounts for our NEOs remained consistent with our executive compensation philosophy and objectives.

Determination of CEO Compensation

At its second regularly scheduled meeting of the fiscal year, the Compensation Committee reviews and evaluates CEO performance, and determines performance achievement levels, for the prior fiscal year. The Committee also reviews competitive compensation data. Following review and discussion of the Company's financial performance at the first regularly scheduled Board meeting of the fiscal year, the Committee approves the CEO's compensation.

Elements of Compensation

Our executive compensation program consists of the following elements, which are reviewed annually by the Compensation Committee and may be adjusted to align with market standards:

Compensation Element	Objective	Key Features
Base Salary	To attract and retain executives with a proven track record of performance	→ Based primarily on the scope of an executive officer's responsibilities, taking into account individual performance and experience, competitive market compensation for similar positions, as well as seniority of the individual, our ability to replace the individual, the impact the individual's loss would have on the Company, and other factors which may be deemed to be relevant by the Compensation Committee. → No guaranteed increases to base salary.

Compensation Element	Objective	Key Features
Annual MIP Award	To motivate achievement of annual financial, operational, and strategic goals and achievement of individual annual performance objectives	→ For each fiscal year, Company performance drives the overall funding of the MIP. Additionally, individual MIP payments are subject to an individual performance multiplier for all NEOs, except for Ms. Lynch whose award is based solely on the funded amount of target MIP determined by Company performance because, unlike other NEOs, she is responsible for all aspects of Company performance, and Mr. Katz, who is not eligible for an MIP award. → MIP awards are paid in cash only.
Equity Incentive Awards	To motivate and reward executive officers to achieve multi-year strategic goals, align interests with shareholders, and to deliver sustained long-term value to shareholders, as well as to attract and retain executive officers	→ Equity awards are granted under our stockholder-approved 2015 Omnibus Incentive Plan, referred to in this proxy statement as the 2015 Plan. → For fiscal 2024, we granted time-based vesting RSUs and SARs to provide a balanced portfolio of potential wealth accumulation and alignment to our shareholders' long-term investment interests. Value in both programs fluctuates with our stock price, and SARs only have value if the share price exceeds the exercise price. → SARs are granted with an exercise price of no less than the closing price of our common stock on the grant date. For Ms. Lynch, we grant Premium SARs with the exercise price set 10% higher than the fair market value on the grant date. Shareholders realize a 10% return before Ms. Lynch may recognize personal gains. → For equity awards granted in fiscal 2021 and beyond, in the event of a change in control, equity vesting will only accelerate if an award is not assumed or replaced or in the event of a "double trigger" termination without cause within 12 months of a change in control event. Accordingly, no outstanding unvested awards provide for accelerated vesting if such awards are assumed or replaced, or in the event of a termination without cause.
Limited Perquisites	To incentivize executives to use the Company's services in order to help them in their performance by allowing them to evaluate our resorts and services based upon firsthand knowledge	→ Includes our Perquisite Fund Program, under which certain of our senior management, receive an annual allowance, based on executive level, to be used at the Company's owned or operated resorts. Executives may draw against the account to pay for services or goods, at the market rate for the applicable resort or services. Amounts used by executives are taxed as ordinary income, like other compensation. Unused funds at the end of each fiscal year are forfeited. → All Company employees enjoy skiing privileges, including our executives.

2024 Compensation Decisions

The Compensation Committee approved the following fiscal 2024 compensation program for Ms. Lynch:

→ Annual base salary of $1,091,800;

→ Annual MIP target equal to 100% of her base salary, subject to the terms and conditions of the Company's MIP;

→ Annual equity target of approximately $4,913,100 comprised of 50% RSUs and 50% Premium SARs at a 10% premium to market, which vest in three equal installments beginning on the first anniversary of the grant date; and

→ Participation in the Perquisite Fund Program with an annual allowance of $80,000 per year to be used at the Company's owned or operated resorts.

For fiscal 2024, the Compensation Committee approved a salary of $1,091,800 for Mr. Katz, our Executive Chairperson, and target equity awards under the 2015 Plan of approximately $1,091,800. The equity awards were comprised of 50% RSUs and 50% SARs, each of which vest in three equal installments beginning on the first anniversary of the grant date. Mr. Katz is not eligible to participate in the Company's MIP.

Base Salary. The Compensation Committee generally reviews and adjusts base salaries annually at its September committee meeting, with new salaries effective as of the following pay period.

Fiscal 2024 approved salaries reflect a recognition of individual performance, a thorough review of competitive market data from the Aon executive compensation study, and the overall growth and results of the Company in fiscal 2024.

Name	Fiscal 2023 Approved Base Salary ($)	Fiscal 2024 Approved Base Salary ($)	% Change Approved Base Salary (%)
Kirsten A. Lynch	1,060,000	1,091,800	3.0
Robert A. Katz	1,060,000	1,091,800	3.0
Angela A. Korch	550,000	590,000	7.3
William C. Rock	500,000	515,000	3.0
David T. Shapiro[1]	609,500	627,785	3.0
Gregory J. Sullivan	427,869	440,705	3.0

(1) Mr. Shapiro's 2024 fiscal year salary reflects his approved full year base salary. Mr. Shapiro's actual salary through the date of his departure from the Company on February 23, 2024 was $371,443.

Annual MIP Awards. Certain of our NEOs were eligible to receive an annual MIP award for fiscal 2024 based upon the Company's performance and for all NEOs other than Ms. Lynch, the NEO's individual performance during fiscal 2024. As Executive Chairperson, Mr. Katz is not eligible to participate in the MIP.

Annual Funding of the MIP. The Compensation Committee has established Resort Reported EBITDA as the primary performance measure to determine MIP funding. The Compensation Committee bases the Resort Reported EBITDA target on the target set by our Board annually when approving the Company's financial budget. In setting the performance measures and goals, the Compensation Committee considers our past performance, broader economic trends that may impact us in the upcoming year, and our historical performance against MIP targets.

Please see pages 44, 45, and 54 of our Annual Report on Form 10-K filed on September 26, 2024 for information regarding our use of the non-GAAP financial measures discussed in this CD&A. For a reconciliation of the differences between Resort Reported EBITDA and the most directly comparable GAAP financial measures, see Appendix A of this proxy statement.

Resort Reported EBITDA Target. For fiscal 2024, the Resort Reported EBITDA target was set at $940 million, which was based upon our approved budget for fiscal 2024. This target excludes (i) any EBITDA and related closing, acquisition, and integration related expenses associated with any acquisitions completed or signed during fiscal 2024 (including Crans-Montana Mountain Resort), (ii) the impact of any exercises of SARs by the CEO or Executive Chairperson during the fiscal year (of which there were none for fiscal 2024), and (iii) the impact of any currency fluctuations on the Company's results.

The Compensation Committee established the performance measure at the beginning of the fiscal year with the expectation that the target level of performance of these goals would require significant effort and substantial progress toward our strategic plan goals in light of the business environment at that time.

The following table summarizes funding opportunity from threshold to maximum performance.

MIP Funding for Resort Reported EBITDA

Percentage of Target Performance Achieved (%)	Percentage of Annual Target Funding Level Available under the MIP (%)	Fiscal 2024 Resort Reported EBITDA Value ($)
Less than 80%	0%	Less than $752.0 million
80%	15%	$752.0 million
90%	25%	$846.0 million
95%	50%	$893.0 million
100%	100%	$940.0 million
110%	175%	$1,034.0 million
120% or greater	200%	$1,128.0 million or greater

In the event our Resort Reported EBITDA for any fiscal year exceeds the specified threshold level, then the MIP is funded at the appropriate level and each NEO is eligible to receive an MIP award. For achievement between annual target funding level percentages, the payout is determined by linear interpolation.

Target Annual MIP Awards. The NEOs' target MIP awards as a percentage of their base salaries was determined based on a combination of competitive market data for each NEOs' role and the role's ability to influence our performance. For fiscal 2024, except as noted in the table below, each NEO was eligible for an annual MIP award based on a percentage of annual base salary. The following table sets forth the target annual MIP awards as a percentage of base salary approved by the Compensation Committee at the start of the fiscal year for each of fiscal 2024 and 2023, and the percentage change in the target from fiscal 2024 to 2023.

Name	2023 Target Annual MIP Award as Percentage of Base Salary (%)	2024 Target Annual MIP Award as Percentage of Base Salary (%)	% Change (%)
Kirsten A. Lynch	100%	100%	—
Robert A. Katz[1]	—	—	—
Angela A. Korch	75%	75%	—
William C. Rock	75%	75%	—
David T. Shapiro[2]	50%	—	N/A
Gregory J. Sullivan	50%	50%	—

(1) As Executive Chairperson, Mr. Katz is not eligible for an MIP award.

(2) Mr. Shapiro was not eligible for an MIP award for fiscal 2024 due to his departure from the Company on February 23, 2024.

The table below sets forth the threshold, target and maximum awards payable under the MIP for each NEO in fiscal 2024 who was eligible for an award at the time that the Committee established the NEO's opportunity:

Name	Threshold ($)	Target ($)	Maximum ($)
Kirsten A. Lynch	—	1,091,800	2,183,600
Robert A. Katz[1]	—	—	—
Angela A. Korch	—	442,500	1,150,500
William C. Rock	—	386,250	1,004,250
David T. Shapiro[2]	—	—	—
Gregory J. Sullivan	—	220,353	572,917

(1)   As Executive Chairperson, Mr. Katz is not eligible for an MIP award.

(2)   Mr. Shapiro was not eligible for an MIP award for fiscal 2024 due to his departure from the Company on February 23, 2024.

Individual MIP Award Determination. Once funding was established for fiscal 2024, the actual MIP award paid to each NEO was determined by individual performance achievements against their individual performance objectives. In the case of Ms. Lynch, her award is based solely on the funded amount of target MIP determined by Company performance because, unlike other NEOs, she is responsible for all aspects of Company performance. This structure reflects our objective to incentivize individual performance, while at the same time requiring that overall Company performance standards are met before MIP funding can occur. Mr. Katz was not eligible to participate in the MIP and Mr. Shapiro was ineligible for a MIP award for fiscal 2024 due to his departure from the Company.

Achievement of individual performance objectives can result in the NEO receiving a MIP award equal to 0%, 50%, 100%, 120%, or 130% of the funded amount (i.e., the amount achieved based on Company performance) (subject to availability of funds under the MIP) and subject to further adjustments at the discretion of the Compensation Committee. Individual performance objectives vary depending upon our strategic plan and each NEO's individual responsibilities are established at the beginning of each fiscal year, with the expectation in fiscal 2024 that the target level of performance of these objectives would require significant effort and substantial progress toward the goals of our strategic plan in light of the current business environment. As a result, the Committee believed that there was a moderate likelihood that the NEO's would satisfy his or her respective performance objectives in fiscal 2024. The maximum payout opportunity for individual plan participants other than the CEO is 260% of target (assumes maximum Resort Reported EBITDA funding of 200% and maximum individual performance funding at 130%).

Example. An executive whose MIP award funding is 100% based on Resort Reported EBITDA, earning $300,000 annually with a target MIP award of 50% of base salary, would have an available MIP award funding of $150,000 ("Target Funding Amount") for 100% achievement of Resort Reported EBITDA (100% times 50% salary target times 100% funding based on Resort Reported EBITDA achievement). If Company performance resulted in Resort Reported EBITDA of achievement of 90%, the MIP award funding would be equal to 25% of the Target Funding Amount (as set forth in the table above), or $37,000 ("Actual Funding Amount"). However, because the executive's total MIP award is also subject to the achievement of individual performance objectives, an executive's ultimate total MIP award is equal to an individual performance multiplier of 0%, 50%, 100%, 120%, or 130% of the Actual Funding Amount based on individual performance (subject to availability of funds under the MIP). Accordingly, if the executive achieved 120% of individual performance, the ultimate MIP award payout would be $45,000 (Actual Funding Amount of $37,500 multiplied by 120% for individual performance).

Fiscal 2024 Results. In fiscal 2024, we met 88.74% of the Resort Reported EBITDA target, which resulted in a funding level at 23.74% of the target funding level for that component of the funding calculation. Based upon these results and individual performance, and noting that individual performance achievement was 100% for each NEO's respective Actual Funding Amount, the Compensation Committee determined the final MIP award amounts as follows (which is equal to 23.74% of target for each eligible individual):

Name	2024 Base Salary ($)	2024 Target Annual MIP Award as Percentage of Base Salary (%)	2024 Target Annual Award MIP Payout ($) (a)	2024 Resort Reported EBITDA MIP Award Funding (%) (b)	2024 Individual Performance Modifier (%) (c)	2024 MIP Award ($) (a * b * c)
Kirsten A. Lynch	1,091,800	100	1,091,800	23.74	n/a[1]	259,193
Robert A. Katz[2]	1,091,800	—	—	—	—	—
Angela A. Korch	590,000	75	442,500	23.74	100	105,050
William C. Rock	515,000	75	386,250	23.74	100	91,696
David T. Shapiro[3]	627,785	—	—	—	—	—
Gregory J. Sullivan	440,705	50	220,353	23.74	100	52,312

(1) Ms. Lynch's award does not include an individual performance component because, unlike other NEOs, she is responsible for all aspects of Company performance.

(2) As Executive Chairperson, Mr. Katz is not eligible for an MIP award.

(3) Mr. Shapiro was not eligible for an MIP award for fiscal 2024 due to his departure from the Company on February 23, 2024.

Long-Term Equity Incentives

Our long-term equity incentive award program is designed to promote long-term Company performance and align each executive's interests with stockholder interest, to reward the achievement of long-term goals, and to promote stability and corporate loyalty among our executives. The Compensation Committee bases awards of long-term equity compensation on a number of factors, including competitive market practices as determined by our peer group analysis, the information provided by our independent compensation consultant, the amount of cash compensation that is currently paid to each NEO, each NEO's level of responsibility, our retention objectives, and our pay-for-performance philosophy. In general, the Compensation Committee makes long-term equity award determinations for executive officers in September of each year and typically consults with our CEO in determining the size of grants to each NEO, other than herself, although the Compensation Committee makes all final determinations. The non-management directors' practice is to meet in executive session following the Board meeting in September of each year to review and ratify the Compensation Committee's annual review of the CEO. In fiscal 2024, the Compensation Committee granted long-term equity incentive awards under the stockholder-approved 2015 Plan.

For fiscal 2024, the Compensation Committee awarded each NEO an equity value based on individual achievements and performance. The Compensation Committee granted Ms. Lynch her long-term equity for fiscal 2024 as approximately 50% RSU value and approximately 50% Premium SAR value. To further promote retention, the RSUs and SARs granted in fiscal 2024 vest in equal annual installments over a three-year period commencing on the first anniversary date of the grant. As the awards are inherently tied to the value of our common stock, we consider a vesting schedule based upon continued service appropriate to meet the desire for both retention and variable, at-risk pay.

The Compensation Committee has structured the mix of long-term and short-term equity awards and the relative weight assigned to each type to motivate performance against long-term targets, stock price appreciation over the long term and to encourage ownership and retention while aligning executive officers' interests with those of our stockholders. The RSUs are complementary to the SARs because they have upside potential, but deliver some value even during periods of market or stock price underperformance, providing a retention incentive and reinforcing an ownership culture and commitment to the Company.

The table below shows the number and grant date fair value of the equity awards granted to our NEOs in fiscal 2024.

Name	RSU Value ($)	RSUs Granted[1] (#)	SAR Value ($)	SARs Granted (#)
Kirsten A. Lynch	2,456,356	12,008	2,456,542	44,111
Robert A. Katz	545,766	2,668	545,895	8,849
Angela A. Korch	733,552	3,586	733,741	11,894
William C. Rock	514,878	2,517	514,988	8,348
David T. Shapiro[2]	891,063	4,356	891,050	14,444
Gregory J. Sullivan	225,834	1,104	225,970	3,663

(1) The grant-date fair value of RSUs is determined based on the Company's closing market stock price on the date of grant, reduced by the present value of estimated dividends to be paid on the underlying shares that will not be paid on such RSUs during the requisite service period, discounted at the appropriate risk-free interest rate.

(2) Mr. Shapiro's fiscal 2024 equity awards were forfeited upon his separation from the Company on February 23, 2024.

Other Executive Compensation Policies and Practices

Perquisites and Other Benefits

We provide the NEOs with certain health and welfare benefits, relocation program benefits, and a tax-qualified 401(k) plan in the same manner that such benefits have been made available to other salaried employees of the Company. We also pay premiums for supplemental life insurance and disability insurance on behalf of our NEOs that are consistent with those provided to similarly situated executives at other companies.

Under our Executive Perquisite Fund Program, we offer the NEOs a specified allowance at our owned and operated properties to incentivize our executive officers to visit and use our resorts in order to make informed decisions regarding our business and the guest experience and provide relevant feedback concerning our properties and services. Executives may draw against the credit to pay for services or goods at the market rate, such as towards lodging, ski school privileges, and discretionary spending on services or goods at our properties for personal use. Amounts of the fund used by the NEO are taxed as ordinary income, like other compensation. In addition, the Company also provided each NEO with access to one or more of our private clubs through our quality assessment program, for which the Company incurs no incremental costs.

The Compensation Committee reviews perquisites in the tally sheets for both appropriateness and effectiveness. However, the value of any perquisites provided to any of the NEOs is a limited portion of any officer's compensation.

Clawback Policy

Our clawback policy requires the Company to recoup incentive-based compensation that was paid to executive officers based on financial statements that were subsequently restated. The policy provides that in the event the Company is required to prepare an accounting restatement due to material noncompliance with financial reporting requirements, and regardless of whether the executive officer contributed to the cause of the noncompliance, our Board will review all MIP awards and equity awards made to executive officers during the three-year period prior to the restatement on the basis of having met or exceeded specific performance targets. If such payments would have been lower had they been calculated based on such restated results, our Board will recoup the amounts received in excess of the amount that would have been paid based on the restated results. The policy is designed to ensure accountability and to reinforce our commitment to ethical conduct and financial integrity. It covers both cash and equity-based incentives and applies to current and former executives. The Compensation Committee has the authority to determine the amount of compensation to be recovered and the method of recovery.

The Company reviews its clawback policy periodically to ensure compliance with applicable law, NYSE listing standards, and corporate governance best practices. The foregoing summary of the clawback policy does not purport to be complete and is qualified in its entirety by reference to the full text of the clawback policy attached as Exhibit 97.1 to the Company's Annual Report on Form 10-K filed on September 26, 2024.

Insider Trading Policy

We have adopted the Vail Resorts Inc. Insider Trading Compliance Program (the "Insider Trading Policy"), which governs the purchase, sale, and other dispositions of our securities by all of our directors, officers, and employees, as well as their family members and other persons who live with them, and any corporations, limited liability companies, partnerships, trusts, or other entities over which they exert influence or control. The Insider Trading Policy is designed to promote compliance with insider trading laws, rules and regulations, as well as the rules and regulations of the NYSE. It prohibits those who are subject to the policy from trading securities of any company, including the Company, while in possession of material non-public information, and from buying, selling, or gifting Company securities even if not in possession of such information during certain trading blackout periods, subject to limited exceptions. It also prohibits those who are subject to the policy from effecting short sales of Company securities and from engaging in hedging transactions and purchasing or selling derivative securities, such as puts and calls, relating to Company securities. The Insider Trading Policy also imposes additional trading restrictions applicable to our directors, executive officers and Insiders (as defined therein). The foregoing summary of the Insider Trading Policy does not purport to be complete and is qualified in its entirety by reference to the full text of the Insider Trading Policy attached as Exhibit 19.1 to the Company's Annual Report on Form 10-K filed on September 26, 2024.

Stock Ownership Guidelines for Executives

Consistent with our objective of encouraging executive stock ownership to create long-term stockholder value by aligning the interests of our executives with our stockholders, the Company has adopted executive stock ownership guidelines. Under the guidelines, our executive officers are expected to hold shares of our common stock equal to multiples of their base salaries as follows:

Title	Multiple of Base Salary
Executive Chairperson	6x
Chief Executive Officer	6x
Chief Financial Officer	3x
Presidents	3x
Executive Vice Presidents	2x

Until an executive achieves the required level of ownership, he or she is required to retain at least 75% of the net shares received as a result of the vesting of RSUs or restricted stock or the exercise of SARs. Net shares are those that remain after shares are netted to pay any applicable exercise price and/or statutory tax withholdings. Shares of common stock, stock owned in a directed retirement plan or IRA, and the intrinsic value of vested equity grants count as stock ownership for purposes of these guidelines.

Policy Prohibiting Hedging and Pledging Transactions

Our Insider Trading Policy prohibits directors and senior level employees, including our executive officers, from engaging in hedging transactions designed to offset decreases in the market value of the Company's securities, including engaging in short sales or investing in other derivatives of the Company's securities, including put and call options and collar transactions. The Insider Trading Policy also prohibits directors and senior level employees, including our executive officers, from pledging shares of the Company's stock or holding them in a margin account as collateral for a loan. The foregoing summary of the Insider Trading Policy does not purport to be complete and is qualified in its entirety by reference to the full text of the Insider Trading Policy attached as Exhibit 19.1 to the Company's Annual Report on Form 10-K filed on September 26, 2024. For additional information on our Insider Trading Policy, see "—Insider Trading Policy" above.

Summary Compensation Table for Fiscal 2024

The following table summarizes the total compensation paid or earned by the NEOs for each of the last three fiscal years during which the officer was a NEO:

Name and Principal Position	Fiscal Year	Salary ($)[1]	Bonus ($)	Stock Awards ($)[2]	Option/Share Appreciation Right Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	All Other Compensation ($)[5]	Total ($)
Kirsten A. Lynch Chief Executive Officer	2024	1,086,908	—	2,456,356	2,456,542	259,193	29,587	6,288,586
	2023	1,050,769	—	2,384,820	2,384,996	331,250	43,467	6,195,302
	2022	885,999	—	2,249,991	2,249,981	1,188,300	35,357	6,609,628
Robert A. Katz Executive Chairperson and Former Chief Executive Officer	2024	1,086,908	—	545,766	545,895	—	23,501	2,202,070
	2023	1,050,769	—	529,894	529,965	—	23,051	2,133,679
	2022	1,000,320	—	499,847	499,986	—	22,301	2,022,454
Angela A. Korch Executive Vice President and Chief Financial Officer	2024	583,846	—	733,552	733,741	105,050	27,007	2,183,196
	2023	323,654	—	647,366	347,561	86367	22,099	1,427,047
William C. Rock President - Mountain Division	2024	512,692	—	514,878	514,988	91,696	18,593	1,652,847
David T. Shapiro Former Executive Vice President, General Counsel and Secretary	2024	371,443	—	891,063	891,050	—	9,078	2,162,634
	2023	604,192	—	865,093	865,091	95,234	30,209	2,459,819
	2022	564,539	—	768,786	768,912	341,636	27,561	2,471,434
Gregory J. Sullivan Executive Vice President, Retail/Rental and Hospitality	2024	438,730	—	225,834	225,970	52,312	32,869	975,715

(1) Amounts shown reflect salary earned during the fiscal year, which differ from base salaries in that year based in part on the timing of previous year annual adjustments, mid-year promotions, service period, and other adjustments in any given year.

(2) Awards consist of RSUs. The amounts represent the aggregate grant date fair value of RSUs granted during the applicable fiscal year computed in accordance with FASB ASC Topic 718, and do not represent cash payments made to individuals or amounts realized, or amounts that may be realized. Assumptions used in the calculation of these amounts are included in note 14 to our audited financial statements for fiscal 2024, which are included in our Annual Report.

(3) Awards consist of SARs. The amounts represent the aggregate grant date fair value of SARs granted during the applicable fiscal year computed in accordance with FASB ASC Topic 718, and do not represent cash payments made to individuals or amounts realized, or amounts that may be realized. Assumptions used in the calculation of these amounts are included in note 14 to our audited financial statements for fiscal 2024, which are included in our Annual Report.

(4) In September 2024, pursuant to the MIP, as more fully described in the CD&A and based upon the attainment of performance targets previously established by the Compensation Committee under the MIP, the Compensation Committee approved fiscal 2024 MIP awards for the NEOs other than Messrs. Katz and Shapiro. Such amounts were paid in October 2024.

(5)   All other compensation for fiscal 2024 includes the following:

Name	Fiscal Year	Company Contributions Under 401(k) Savings Plan ($)[a]	Company-paid Supplemental Life Insurance Premiums ($)[b]	Company-paid Supplemental Disability Insurance Premiums ($)[c]	Company-paid Lodging, Ski School Privileges and Discretionary Spending on Goods and Services ($)[d]	Total ($)
Kirsten A. Lynch	2024	10,350	900	5,533	12,804	29,587
Robert A. Katz	2024	10,350	7,295	5,856	—	23,501
Angela A. Korch	2024	10,212	900	3,165	12,730	27,007
William C. Rock	2024	10,730	900	6,963	—	18,593
David T. Shapiro	2024	3,260	525	5,293	—	9,078
Gregory J. Sullivan	2024	9,741	900	6,316	15,912	32,869

(a)   Consists of Company contributions to the NEO's accounts in the Company's tax-qualified 401(k) plan.

(b)   Consists of premiums paid on behalf of the NEO for supplemental life insurance.

(c)   Consists of premiums paid on behalf of the NEO for supplemental disability insurance.

(d)   In fiscal 2024, our NEOs were entitled to participate in our Executive Perquisite Fund Program, under which certain of the Company's officers receive an annual allowance based on officer level to be used at the Company's resorts. For fiscal 2024, annual allowances for NEOs were as follows: CEO and Executive Chairperson —$80,0000; Chief Financial Officer and President – Mountain Division—$50,000; Executive Vice President (excluding the Chief Financial Officer) —$40,000; and Senior Vice President—$30,000. Executives may draw against the account to pay for services or goods at the market rate. Amounts of the fund used by the NEO are taxed as ordinary income, like other compensation. The amounts reported include the amounts used by the NEO towards lodging, ski school privileges and discretionary spending on services or goods at our properties for personal use. In accordance with SEC rules, the value of these benefits is measured on the basis of the estimated aggregate incremental cost to the Company for providing these benefits, and perquisites and personal benefits are not reported for any NEO for whom such amounts were less than $10,000 in the aggregate for the fiscal year. In fiscal 2024, the Company also provided each NEO with access to one or more of our private clubs through our quality assessment program, for which the Company incurred no incremental costs. NEOs are responsible for the payment of their individual, non-business related expenditures incurred at such clubs, although these expenses would qualify for reimbursement under the Company's Executive Perquisite Fund Program if within the NEO's allowance under that program.

Grants of Plan-Based Awards in Fiscal 2024

The following table shows certain information regarding grants of plan-based awards to the NEOs during fiscal 2024:

Name	Grant Date[1]	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units(#)[6]	All Other Option/SAR Awards: Number of Securities Underlying Options/SARs (#)[7]	Exercise or Base Price of Option/SAR Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[8]
		Threshold ($)[3]	Target ($)[4]	Maximum ($)[5]				
Kirsten A. Lynch		—	1,091,800	2,183,600	—	—	—	—
	9/29/2023	—	—	—	12,008	—	n/a	2,456,356
	9/29/2023	—	—	—	—	44,111	244.08	2,456,542
Robert A. Katz		—	—	—	—	—	—	—
	9/29/2023	—	—	—	2,668	—	n/a	545,766
	9/29/2023	—	—	—	—	8,849	221.89	545,895
Angela A. Korch		—	442,500	1,150,500	—	—	—	—
	9/29/2023	—	—	—	3,586	—	n/a	733,552
	9/29/2023	—	—	—	—	11,894	221.89	733,741
William C. Rock		—	386,250	1,004,250	—	—	—	—
	9/29/2023	—	—	—	2,517	—	n/a	514,878
	9/29/2023	—	—	—	—	8,348	221.89	514,988
David T. Shapiro		—	—	—	—	—	—	—
	9/29/2023	—	—	—	4,356	—	n/a	891,063
	9/29/2023	—	—	—	—	14,444	221.89	891,050
Gregory J. Sullivan		—	220,353	572,917	—	—	—	—
	9/29/2023	—	—	—	1,104	—	n/a	255,834
	9/29/2023	—	—	—	—	3,663	221.89	255,970

(1) With respect to equity awards, such awards were approved by the Compensation Committee of the Board on September 27, 2023, with a grant date of September 29, 2023, which is the first business day after the public release of earnings for the previous fiscal year.

(2) The estimated possible payouts are based on the parameters applicable to each NEO at the time the Compensation Committee established the relevant performance goals in writing at the beginning of fiscal 2024, as more fully described in the CD&A section of this proxy statement. The actual earned and subsequently paid amounts are reported in the Summary Compensation Table under the "Non-Equity Incentive Plan Compensation" column. As the Executive Chairperson, Mr. Katz was not eligible to receive an MIP award in fiscal 2024.

(3) The Threshold amount is based on the MIP's minimum target funding level based upon no achievement of Resort Reported EBITDA targets for fiscal 2024, with the resulting funding applied to the NEO's target percentage of base salary and then paid out at the 50% threshold level for individual performance (other than for Ms. Lynch, whose MIP awards are tied entirely to corporate performance).

(4) The Target amount is based on the MIP's target funding level of 100% upon achievement by the Company of 100% of certain Resort Reported EBITDA targets for fiscal 2024, with the resulting funding applied to the NEO's target percentage of base salary and then paid out at the 100% target level for individual performance (other than for Ms. Lynch, whose MIP awards are tied entirely to corporate performance).

(5) The Maximum amount is based on the MIP's maximum funding level of 200% upon achievement by the Company of at least 120% of certain Resort Reported EBITDA targets for fiscal 2024, with the resulting funding applied to the NEO's target percentage of base salary and then paid out at the 130% maximum level for individual performance (other than for Ms. Lynch, whose MIP awards are tied entirely to corporate performance).

(6)   Represents RSUs that vest in three equal annual installments beginning on the first anniversary of the grant date. The grants were made pursuant to the 2015 Plan.

(7)   Represents SARs that vest in three equal annual installments beginning on the first anniversary of the grant date. The exercise price of each SAR is equal to the closing price of our common stock on the grant date, except in the case of the SARs award value granted to Ms. Lynch for which the exercise price was 110% of the closing price of our common stock on the grant date. Upon the exercise of a SAR, the actual number of shares the Company will issue to the NEO is equal the quotient of (i) the product of (x) the excess of the per share fair market value of our common stock on the date of exercise over the exercise price, multiplied by (y) the number of SARs exercised, divided by (ii) the per share fair market value of our common stock on the date of exercise, less any shares withheld to cover payment of applicable tax withholding obligations. The grants were made pursuant to the 2015 Plan.

(8)   The amounts shown represent the aggregate fair value of the award calculated as of the grant date in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in note 14 to our audited financial statements for fiscal 2024, which are included in our Annual Report.

Employment Agreements

The Company has an employment agreement with Ms. Lynch, which was approved by the Compensation Committee. No other NEO had an employment agreement with the Company at fiscal year-end.

Kirsten A. Lynch, Chief Executive Officer

The Company entered into an employment agreement with Ms. Lynch on November 1, 2021. The employment agreement has an initial term through October 31, 2024 and provides for automatic renewal for successive one year periods if neither party provides written notice of non-renewal to the other party not less than 60 days prior to the then-current scheduled expiration date. Under the employment agreement, the initial base salary is set at $1,000,000.00, subject to annual adjustments by the Compensation Committee, though in no case may the base salary be reduced at any time below the then-current level without Ms. Lynch's consent. Pursuant to the employment agreement, Ms. Lynch also participates in the Company's MIP, as more fully described in the CD&A. Under the employment agreement, if the Company achieves specified performance targets for the year under the MIP, Ms. Lynch's "target opportunity" will be no less than 100% of her base salary.

Ms. Lynch receives other benefits and perquisites on the same terms as afforded to senior executives generally, including customary health, disability, and insurance benefits, and participation in the Company's Executive Perquisite Fund Program.

The employment agreement also provides for certain payments in connection with the termination of Ms. Lynch under certain circumstances, as more fully described under the heading "Potential Payments Upon Termination or Change in Control" below.

Ms. Lynch's employment agreement contains customary provisions for non-competition and non-solicitation of the Company's managerial employees that become effective as of the date of Ms. Lynch's termination of employment and that continue for two years thereafter. Ms. Lynch is also subject to a permanent covenant to maintain confidentiality of the Company's confidential information.

Outstanding Equity Awards at Fiscal 2024 Year–End

The following table shows certain information regarding outstanding equity awards held by the NEOs as of July 31, 2024:

Name	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options / SARs Exercisable (#)[1]	Number of Securities Underlying Unexercised Options / SARs Unexercisable (#)[1][2]	Option / SAR Exercise Price ($)[3]	Option / SAR Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[4][5]	Market Value of Shares or Units of Stock That Have Not Vested ($)[6]
Kirsten A. Lynch	13,169 (SARs)	—	107.42	9/25/2025	—	—
	7,458 (SARs)	—	160.56	9/23/2026	—	—
	6,851 (SARs)	—	228.04	9/27/2027	—	—
	7,137 (SARs)	—	286.13	9/27/2028	—	—
	12,364 (SARs)	—	236.15	9/25/2029	—	—
	13,765 (SARs)	—	225.26	9/25/2030	—	—
	8,161 (SARs)	—	247.79	9/25/2030	—	—
	16,850 (SARs)	8,425 (SARs)	387.04	9/24/2031	—	—
	15,708 (SARs)	31,417 (SARs)	234.91	9/29/2032	—	—
	—	44,111 (SARs)	244.08	9/29/2033	—	—
	—	—	—	—	2,209	402,060
	—	—	—	—	8,068	1,468,457
	—	—	—	—	12,008	2,185,576
Robert A. Katz	18,527 (SARs)	—	107.42	9/25/2025	—	—
	42,385 (SARs)	—	134.28	9/25/2025	—	—
	45,528 (SARs)	—	200.70	9/23/2026	—	—
	14,814 (SARs)	—	285.05	9/27/2027	—	—
	11,727 (SARs)	—	357.66	9/27/2028	—	—
	22,827 (SARs)	—	295.19	9/25/2029	—	—
	21,371 (SARs)	—	247.79	9/25/2030	—	—
	19,156 (SARs)	—	247.79	9/25/2030	—	—
	3,371 (SARs)	1,686 (SARs)	351.85	9/24/2031	—	—
	3,121 (SARs)	6,244 (SARs)	213.55	9/29/2032	—	—
	—	8,849 (SARs)	221.89	9/29/2033	—	—
	—	—	—	—	491	89,367
	—	—	—	—	1,793	326,344
	—	—	—	—	2,668	485,603

Name	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options / SARs Exercisable (#)[1]	Number of Securities Underlying Unexercised Options / SARs Unexercisable (#)[1][2]	Option / SAR Exercise Price ($)[3]	Option / SAR Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[4][5]	Market Value of Shares or Units of Stock That Have Not Vested ($)[6]
Angela A. Korch	1,666 (SARs)	3,334 (SARs)	262.31	2/01/2033	—	—
	—	11,894 (SARs)	221.89	9/29/2033	—	—
	—	—	—	—	1,762	320,702
	—	—	—	—	3,586	652,688
William C. Rock	2,112 (SARs)	—	107.42	9/25/2025	—	—
	2,946 (SARs)	—	160.56	9/23/2026	—	—
	3,041 (SARs)	—	228.04	9/27/2027	—	—
	2,475 (SARs)	—	286.13	9/27/2028	—	—
	4,288 (SARs)	—	236.15	9/25/2029	—	—
	4,774 (SARs)	—	225.26	9/25/2030	—	—
	1,685 (SARs)	843 (SARs)	351.85	9/24/2031	—	—
	1,560 (SARs)	3,122 (SARs)	213.55	9/29/2032	—	—
	—	8,348 (SARs)	221.89	9/29/2033	—	—
	—	—	—	—	246	44,774
	—	—	—	—	896	163,081
	—	—	—	—	2,517	458,119
David T. Shapiro	—	—	—	—	—	—
Gregory J. Sullivan	3,260 (SARs)	—	157.62	11/01/2016	—	—
	2,202 (SARs)	—	228.04	9/27/2027	—	—
	1,792 (SARs)	—	286.13	9/27/2028	—	—
	3,599 (SARs)	—	236.15	9/25/2029	—	—
	4,007 (SARs)	—	225.26	9/25/2030	—	—
	1,264 (SARs)	632 (SARs)	351.85	9/24/2031	—	—
	1,292 (SARs)	2,585 (SARs)	213.55	9/29/2032	—	—
	—	3,663 (SARs)	221.89	9/29/2033	—	—
	—	—	—	—	184	33,490
	—	—	—	—	742	135,051
	—	—	—	—	1,104	200,939

(1) Represents exercisable or unexercisable SARs that vest in three equal annual installments beginning on the first anniversary of the grant date, except for the Premium SARs granted to Mr. Katz and Ms. Lynch on September 25, 2020 which vested in full on the first anniversary of the grant date. Upon the exercise of a SAR, the actual number of shares the Company will issue to the NEO is equal to the quotient of (i) the product of (x) the excess of the per share fair market value of our common stock on the date of exercise over the exercise price, multiplied by (y) the number of SARs exercised, divided by (ii) the per share fair market value of our common stock on the date of exercise, less any shares withheld to cover payment of applicable tax withholding obligations.

(2)   The grant dates and vesting dates of each unexercisable SAR award as of July 31, 2024 are as follows:

Name	Number of Unexercisble SARs	Grant Date	Vesting Schedule of Original Total Grant	Vesting Date (date award is vested in full)
Kirsten A. Lynch	8,425	September 24, 2021	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 24, 2024
	31,417	September 29, 2022	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 29, 2025
	44,111	September 29, 2023	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 29, 2026
Robert A. Katz	1,686	September 24, 2021	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 24, 2024
	6,244	September 29, 2022	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 29, 2025
	8,849	September 29, 2023	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 29, 2026
Angela A. Korch	3,334	February 1, 2023	Equal annual installments over a three-year period beginning on anniversary of the grant date.	February 1, 2026
	11,894	September 29, 2023	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 29, 2026
William C. Rock	843	September 24, 2021	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 24, 2024
	3,122	September 29, 2022	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 29, 2025
	8,348	September 29, 2023	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 29, 2026
David T. Shapiro	—	—	—	—
Gregory J. Sullivan	632	September 24, 2021	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 24, 2024
	2,585	September 29, 2022	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 29, 2025
	3,663	September 29, 2023	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 29, 2026

(3)   The exercise price of each SAR is equal to the closing price of our common stock on the grant date, except for: the Premium SARs granted to Ms. Lynch with an exercise price of $387.04, $234.91, and $244.08, which is equal to 110% of the closing price of our common stock on the grant date; the Premium SARs granted to Mr. Katz with exercise prices of $134.28, $200.70, $285.05, $357.66, and $295.19, which are equal to 125% of the closing price of our common stock on the grant date; and the Premium SARs granted to Mr. Katz and Ms. Lynch on September 25, 2020, with an exercise price of $247.79, which is equal to 110% of the closing price of our common stock on the grant date.

(4)   Represents unvested RSUs that, unless otherwise specifically noted in footnote 5 below, vest in three equal annual installments beginning on the first anniversary of the grant date.

(5)   The grant dates and vesting dates of RSUs that have not vested as of July 31, 2024 are as follows:

Name	Number of Unexercisble RSUs	Grant Date	Vesting Schedule of Original Total Grant	Vesting Date (date award is vested in full)
Kirsten A. Lynch	2,209	September 24, 2021	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 24, 2024
	8,068	September 29, 2022	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 29, 2025
	12,008	September 29, 2023	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 29, 2026
Robert A. Katz	491	September 24, 2021	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 24, 2024
	1,793	September 29, 2022	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 29, 2025
	2,668	September 29, 2023	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 29, 2026
Angela A. Korch	1,762	February 1, 2023	Equal annual installments over a three-year period beginning on anniversary of the grant date.	February 1, 2026
	3,586	September 29, 2023	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 29, 2026
William C. Rock	246	September 24, 2021	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 24, 2024
	896	September 29, 2022	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 29, 2025
	2,517	September 29, 2023	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 29, 2026
David T. Shapiro	—	—	—	—
Gregory J. Sullivan	184	September 24, 2021	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 24, 2024
	742	September 29, 2022	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 29, 2025
	1,104	September 29, 2023	Equal annual installments over a three-year period beginning on anniversary of the grant date.	September 29, 2026

(a)   The fair market value of these unvested RSU awards was determined based on the closing price of our common stock of $182.01 per share on July 31, 2024, multiplied by the number of units.

Option Exercises and Stock Vested in Fiscal 2024

The following table shows for fiscal 2024 certain information regarding SAR exercises and stock vested during the last fiscal year with respect to the NEOs:

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)[1]	Value Realized on Exercise ($)[2]	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)[3]
Kirsten A. Lynch	—	—	7,378	1,710,831
Robert A. Katz	—	—	2,952	699,525
Angela A. Korch	—	—	880	195,404
William C. Rock	—	—	807	186,988
David T. Shapiro	5,095	82,845	3,050	711,475
Gregory J. Sullivan	—	—	651	150,623

(1) Represents the aggregate number of shares acquired on vesting or exercise, as applicable. The amounts shown do not reflect amounts withheld by the Company to satisfy tax withholding requirements or to satisfy the exercise price.

(2) The aggregate dollar value realized upon the exercise of options/SARs was computed by multiplying the difference between the market price of the Company's common stock on the exercise date and the exercise price for the award by the number of awards exercised.

(3) The aggregate dollar value realized on the vesting of RSUs was computed by multiplying the closing price of the Company's common stock on the vesting date by the number of shares vested. As the vesting dates fell on a Saturday or Sunday, the most recent business date closing price was used.

Policies and Practices Related to the Grant of Certain Equity Awards

At each September meeting, it is the Compensation Committee's long-standing practice to review our results for the previous fiscal year, review the Company's financial plan and strategy for the upcoming fiscal year, and based on those reviews approve the granting of equity awards for the upcoming fiscal year. SARs are granted with an exercise price equal to or higher than the closing market price of our common stock on the grant date. We take into account the timing of our disclosure of material nonpublic information and the Compensation Committee generally approves annual awards on the date of the regularly scheduled first fiscal quarter Board meeting in September, with the grant date being the first business day after the public release of earnings for the previous fiscal year. Accordingly, we do not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation. Other than grants made in connection with hiring, promotions, or to replace certain new hire grants once they vest and/or are exercised, equity awards are granted to NEOs at the same time that equity awards are granted to all other employees who are eligible for such awards. Consistent with this practice, during fiscal 2024 and the first quarter of fiscal 2025, the Compensation Committee awarded SARs to our NEOs in the period beginning four business days before our filing of a periodic report on Form 10-K or Form 10-Q or the filing or furnishing of a current report on Form 8-K that disclosed material nonpublic information (other than a current report on Form 8-K disclosing a material new stock option award under Item 5.02(e) of such Form 8-K), and ending one business day after the filing or furnishing of such report (the "Designated Periods"). Pursuant to SEC Rules, we are providing the following information relating to SARs awarded to NEOs in the Designated Periods occurring during fiscal year 2024:

Name	Grant Date	Number of Securities Underlying the Award	Exercise Price of the Award ($/Sh)	Grant Date Fair Value of the Award ($)	Percentage Change in the Closing Market Price of the Securities Underlying the Award Between the Trading Day Ending Immediately Prior to the Disclosure of Material Nonpublic Information and the Trading Day Beginning Immediately Following the Disclosure of Material Nonpublic Information (%)
Kirsten A. Lynch	9/29/2023	44,111	244.08	2,456,542	(6.0)
Robert A. Katz	9/29/2023	8,849	221.89	545,895	(6.0)
Angela A. Korch	9/29/2023	11,894	221.89	733,741	(6.0)
William C. Rock	9/29/2023	8,348	221.89	514,988	(6.0)
David T. Shapiro	9/29/2023	14,444	221.89	891,050	(6.0)
Gregory J. Sullivan	9/29/2023	3,663	221.89	225,970	(6.0)

Pension Benefits

The Company does not provide pension benefits or a defined contribution plan to the NEOs other than the Company's tax-qualified 401(k) plan.

Nonqualified Deferred Compensation for Fiscal 2024

Although the Company maintains certain deferred compensation arrangements, none of the NEOs participated in such arrangements in fiscal 2024 or otherwise had any earned or awarded benefit under any such deferred compensation arrangement for any prior fiscal year.

Potential Payments Upon Termination or Change-in-Control

The employment agreement with Ms. Lynch and the Company's executive severance policy, which applies to Messrs. Katz, Rock, and Sullivan and Ms. Korch, require us to provide certain compensation in the event of certain terminations of employment or upon a change in control of the Company. In addition, the forms of equity award agreements used with all of our employees provide for the full acceleration of vesting of outstanding SARs, restricted stock, and RSUs upon a change in control of the Company if (i) the successor corporation does not assume or substitute such award or (ii) the executive's employment is terminated without Cause within the 12-month period following the change in control of the Company. In accordance with the employment agreement with Ms. Lynch, if she breaches the post-employment non-competition or non-solicitation covenants to which she is subject, then she must promptly reimburse the Company for any severance payments received from, or payable by, the Company.

Under the terms of the Company's executive severance policy, the Company may terminate the executive at any time with or without Cause. If the executive's employment is terminated without Cause or terminated by the executive for Good Reason in connection with or outside of a Change in Control (each, as defined below), then the executive will be entitled, in exchange for a signed release, to receive compensation in the amounts and under the circumstances described below. The amount of severance received under the Company's executive severance policy varies according to the executive's grade and title. In general, covered executive employees are entitled to receive the following severance amounts under the Company's executive severance policy in the event of termination of employment of the covered executive by the Company without Cause or termination of employment by a covered executive for Good Reason: (i) for qualifying terminations occurring without a change in control, the covered executive is entitled to one year of base salary (two years of base salary in the case of the CEO), (ii) for qualifying terminations following a change in control, (A) the CEO is entitled to receive two years of base salary plus an amount equal to the most recent bonus paid to the CEO, (B) executive vice presidents, senior executive vice presidents, and division presidents are each entitled to receive one year of base salary plus an amount equal to the most recent bonus paid to the executive and (C) vice presidents and senior vice presidents are entitled to receive one year of base salary.

Under the terms of the Company's executive severance policy and Ms. Lynch's employment agreement, "Cause" is generally defined as (i) any conduct related to the Company involving gross negligence, gross mismanagement, or the unauthorized disclosure of confidential information or trade secrets; (ii) dishonesty or a violation of the Company's Code of Ethics and Business Conduct that has or reasonably could be expected to result in a detrimental impact on the reputation, goodwill, or business position of any of the Companies; (iii) gross obstruction of business operations or illegal or disreputable conduct by executive that impairs or reasonably could be expected to impair the reputation, goodwill, or business position of any of the Companies, and any acts that violate any policy of the Company relating to discrimination or harassment; (iv) commission of a felony or a crime involving moral turpitude or the entrance of a plea of guilty or nolo contendere to a felony or a crime involving moral turpitude; or (v) any action involving a material breach of the terms of the employment agreement including material inattention to or material neglect of duties that executive has not have remedied within 30 days after receiving written notice from the Board specifying the details thereof.

"Good Reason" is defined under the terms of the Company's executive severance policy as (i) the Company has decreased the executive's then current base salary, (ii) the executive is directed to relocate their principal office more than 50 miles without their consent, and/or (iii) the Company has effected a material diminution in the executive's reporting responsibilities, authority, or duties as in effect immediately prior to such change; provided, however, that executive does not have the right to terminate executive's employment agreement for Good Reason unless: (A) executive has provided notice to the Company of any of the foregoing conditions within 90 days of the initial existence of the condition; (B) the Company has been given at least 30 days after receiving such notice to cure such condition (other than if Good Reason is due to a Change in Control); and (C) executive actually terminates employment within six months following the initial existence of the condition.

"Good Reason" is defined under the terms of Ms. Lynch's employment agreement as (i) the Company has breached its obligations under the employment agreement in any material respect, (ii) the Company has decreased executive's then current base salary, (iii) executive is directed to relocate executive's principal office more than 30 miles from Interlocken Business Park without consent, and/or (iv) the Company has effected a material diminution in executive's reporting responsibilities, authority, or duties as in effect immediately prior to such change; provided, however, that executive does not have the right to terminate executive's employment agreement for Good Reason unless: (A) executive has provided notice to the Company of any of the foregoing conditions within 90 days of the initial existence of the condition; (B) the Company has been given at least 30 days after receiving such notice to cure such condition (other than if Good Reason is due to a Change in Control); and (C) executive actually terminates employment within six months following the initial existence of the condition.

"Change in Control" is defined under the terms of the Company's executive severance policy and Ms. Lynch's employment agreement as an event or series of events by which: (A) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, but excluding any employee benefit plan of such person or its subsidiaries, and any person or entity acting in its capacity as trustee, agent, or other fiduciary or administrator of any such plan) becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of 35% or more of the equity securities of the Company entitled to vote for members of the Board or equivalent governing body of the Company on a fully-diluted basis; or (B) during any period of twenty four consecutive months, a majority of the members of the Board or other equivalent governing body of the Company cease to be composed of individuals (1) who were members of that Board or equivalent governing body on the first day of such period, (2) whose election or nomination to that Board or equivalent governing body was approved by individuals referred to in clause (1) above constituting at the time of such election or nomination at least a majority of that Board or equivalent governing body, or (3) whose election or nomination to that Board or other equivalent governing body was approved by individuals referred to in clauses (1) and (2) above constituting at the time of such election or nomination at least a majority of that Board or equivalent governing body (excluding, in the case of both clause (2) and clause (3), any individual whose initial nomination for, or assumption of office as, a member of that Board or equivalent governing body occurs as a result of an actual or threatened solicitation of proxies or consents for the election or removal of one or more directors by any person or group other than a solicitation for the election of one or more directors by or on behalf of the Board); or (C) any person or two or more persons acting in concert shall have acquired, by contract or otherwise, control over the equity securities of the Company entitled to vote for members of the Board or equivalent governing body of the Company on a fully-diluted basis (and taking into account all such securities that such person or group has the right to acquire pursuant to any option right) representing 51% or more of the combined voting power of such securities; or (D)the Company sells or transfers (other than by mortgage or pledge) all or substantially all of its properties and assets to, another "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act).

The amounts shown in the tables below are estimates of the value of the payments and benefits each of our NEOs.

Kirsten A. Lynch, Chief Executive Officer

Ms. Lynch's employment agreement provides that upon (i) the giving of notice of non-renewal of the agreement by the Company or termination of employment by the Company without Cause or (ii) termination of employment by Ms. Lynch for Good Reason, Ms. Lynch is entitled to receive certain benefits (so long as she has executed a release in connection with her termination). In the event of a termination for Cause, Ms. Lynch will only be entitled to receive her then-current salary though the date of such termination. In the event of a termination without Cause or resignation for Good Reason, Ms. Lynch will be entitled to receive (i) her then current salary through the effective date of the termination, (ii) a pro-rated bonus for the portion of the Company's fiscal year though the effective date of her termination, which pro-rated bonus is to be based on applying the level of achievement of her and the Company's performance targets, and (iii) two years of her then current salary, payable in a lump sum. If, within twelve months of the consummation of a Change in Control of the Company, (i) the Company terminates Ms. Lynch without Cause or gives notice of non-renewal of her agreement, or (ii) Ms. Lynch terminates her employment for Good Reason, Ms. Lynch is entitled to receive (so long as she has executed a release in connection with her termination): (a) her then current salary through the effective date of the termination, (b) a pro-rated bonus for the portion of the Company's fiscal year though the effective date of her termination, which pro-rated bonus is to be based on applying the level of achievement of her and the Company's performance targets, and (c) two years of her then current salary, payable in a lump sum, plus an amount equal to the cash bonus paid to Ms. Lynch in the prior calendar year, payable no later than two and a half months following the calendar year in which her termination occurs.

The following table describes the estimated potential compensation to Ms. Lynch upon a qualifying termination assuming the termination occurred on July 31, 2024:

Executive Benefits and Payments[1]	Termination without Cause or Resignation for Good Reason ($)	Termination without Cause or Resignation for Good Reason following Change in Control ($)[2]
Base Salary	2,183,600	2,183,600
SAR/RSU Acceleration	4,056,093	4,056,093
MIP Award	1,091,800	1,423,050
Health Insurance	36,449	—
Total	**7,367,942**	**7,662,743**

(1) Assumes the following: (a) base salary equal to $1,091,800 is in effect as of the assumed termination or change in control date of July 31, 2024; (b) executive's unvested RSUs and SARs at July 31,2024 would be subject to accelerated vesting on that date (when the closing price per share of our common stock was $182.01) (see footnote 2); and (c) all Company targets under the MIP are met and executive's pro rata MIP award payable as of the termination date is the target amount indicated under Non-Equity Incentive Plan Awards in the Grants of Plan-Based Awards Table above.

(2) Benefits triggered upon termination without Cause or resignation for Good Reason would apply in the same manner following a change in control pursuant to the Company's executive severance policy when the new owners are bound by the terms of the executive severance policy. In the event of a change in control, equity will only have accelerated vesting if an award is not assumed or replaced or in the event of a termination without Cause within 12 months of a change in control event.

Robert A. Katz, Executive Chairperson and Former Chief Executive Officer

Mr. Katz's became subject to the Company's executive severance policy when his employment agreement was terminated upon his departure from the Chief Executive Officer position on November 1, 2021.

The following table describes the estimated potential compensation to Mr. Katz upon a qualifying termination assuming the termination occurred on July 31, 2024:

Executive Benefits and Payments[1]	Termination without Cause or Resignation for Good Reason ($)	Termination without Cause or Resignation for Good Reason following Change in Control ($)[2]
Base Salary	1,091,800	1,091,800
SAR/RSU Acceleration	—	901,314
MIP Award	—	—
Health Insurance	—	—
Total	**1,091,800**	**1,993,114**

(1) Assumes the following: (a) base salary equal to $1,091,800 is in effect as of the assumed termination or change in control date of July 31, 2024 and (b) executive's unvested RSUs and SARs at July 31, 2024 would be subject to accelerated vesting on that date (when the closing price per share of our common stock was $182.01) (see footnote 2).

(2) Benefits triggered upon termination without cause or resignation for Good Reason would apply in the same manner following a change in control pursuant to the Company's executive severance policy when the new owners are bound by the terms of the executive severance policy. For equity awards granted in fiscal 2021 and beyond, in the event of a change in control, equity will only have accelerated vesting if an award is not assumed or replaced or in the event of a termination without cause within 12 months of a change in control event.

Angela A. Korch, Executive Vice President and Chief Financial Officer

The following table describes the estimated potential compensation to Ms. Korch upon a qualifying termination assuming the termination occurred on July 31, 2024:

Executive Benefits and Payments[1]	Termination without Cause or Resignation for Good Reason ($)	Termination without Cause or Resignation for Good Reason following Change in Control ($)[2]
Base Salary	590,000	590,000
SAR/RSU Acceleration	—	973,389
MIP Award	—	105,050
Health Insurance	—	—
Total	**590,000**	**1,668,439**

(1) Assumes the following: (a) base salary equal to $590,000 is in effect as of the assumed termination or change in control date of July 31, 2024; and (b) executive's unvested SARs and RSUs at July 31, 2024 would be subject to accelerated vesting on that date (when the closing price per share of our common stock was $182.01) (see footnote 2).

(2) Benefits triggered upon termination without cause or resignation for Good Reason would apply in the same manner following a change in control pursuant to the Company's executive severance policy when the new owners are bound by the terms of the executive severance policy. For equity awards granted in fiscal 2021 and beyond, in the event of a change in control, equity will only have accelerated vesting if an award is not assumed or replaced or in the event of a termination without cause within 12 months of a change in control event.

William C. Rock, President - Mountain Division

The following table describes the estimated potential compensation to Mr. Rock upon a qualifying termination assuming the termination occurred on July 31, 2024:

Executive Benefits and Payments[1]	Termination without Cause or Resignation for Good Reason ($)	Termination without Cause or Resignation for Good Reason following Change in Control ($)[2]
Base Salary	515,000	515,000
SAR/RSU Acceleration	—	665,975
MIP Award	—	91,696
Health Insurance	—	—
Total	**515,000**	**1,272,671**

(1) Assumes the following: (a) base salary equal to $515,000 is in effect as of the assumed termination or change in control date of July 31, 2024; and (b) executive's unvested SARs and RSUs at July 31, 2024 would be subject to accelerated vesting on that date (when the closing price per share of our common stock was $182.01) (see footnote 2).

(2) Benefits triggered upon termination without cause or resignation for Good Reason would apply in the same manner following a change in control pursuant to the Company's executive severance policy when the new owners are bound by the terms of the executive severance policy. For equity awards granted in fiscal 2021 and beyond, in the event of a change in control, equity will only have accelerated vesting if an award is not assumed or replaced or in the event of a termination without cause within 12 months of a change in control event.

David T. Shapiro, Former Executive Vice President, General Counsel and Secretary

Effective upon Mr. Shapiro's voluntary resignation from the company on February 23, 2024, he is no longer eligible for a termination payment, as reflected in the following table.

Executive Benefits and Payments[1]	Termination without Cause or Resignation for Good Reason ($)	Termination without Cause or Resignation for Good Reason following Change in Control ($)[2]
Base Salary	—	—
SAR/RSU Acceleration	—	—
MIP Award	—	—
Health Insurance	—	—
Total	**—**	**—**

(1) Effective upon Mr. Shapiro's voluntary resignation from the company on February 23, 2024, he is no longer eligible for a termination payment.

Gregory J. Sullivan, Executive Vice President, Retail/Rental and Hospitality

The following table describes the estimated potential compensation to Mr. Sullivan upon a qualifying termination assuming the termination occurred on July 31, 2024:

Executive Benefits and Payments[1]	Termination without Cause or Resignation for Good Reason ($)	Termination without Cause or Resignation for Good Reason following Change in Control ($)[2]
Base Salary	440,705	440,705
SAR/RSU Acceleration	—	369,480
MIP Award	—	52,312
Health Insurance	—	—
Total	**440,705**	**862,497**

(1) Assumes the following: (a) base salary equal to $440,705 is in effect as of the assumed termination or change in control date of July 31, 2024; and (b) executive's unvested SARs and RSUs at July 31, 2024 would be subject to accelerated vesting on that date (when the closing price per share of our common stock was $182.01) (see footnote 2).

(2) Benefits triggered upon termination without cause or resignation for Good Reason would apply in the same manner following a change in control pursuant to the Company's executive severance policy when the new owners are bound by the terms of the executive severance policy. For equity awards granted in fiscal 2021 and beyond, in the event of a change in control, equity will only have accelerated vesting if an award is not assumed or replaced or in the event of a termination without cause within 12 months of a change in control event.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes the Company's equity compensation plans as of July 31, 2024:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1][2] (# in thousands)	Weighted average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (# in thousands)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	945	232.81	1,767
Equity compensation plans not approved by security holders	—	—	—
Total	**945**	**232.81**	**1,767**

(1) Includes 194,000 RSUs that are not included in the calculation of the Weighted-Average Exercise Price in column (b).

(2) Includes the gross number of shares underlying outstanding SARs. Upon the exercise of a SAR, the actual number of shares we will issue to the participant is equal the quotient of (i) the product of (x) the excess of the per share fair market value of our common stock on the date of exercise over the exercise price, multiplied by (y) the number of SARs exercised, divided by (ii) the per share fair market value of our common stock on the date of exercise, less any shares withheld to cover payment of applicable tax withholding obligations.

Pay Ratio Disclosure

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K (we refer to the statute and the regulation collectively as the "pay ratio rule"), we are providing the ratio of the annual total compensation of our CEO, to the annual total compensation of our median employee. The pay ratio included in this information is a reasonable estimate calculated in a manner consistent with the pay ratio rule.

We determined our median employee as of July 31, 2024, which is the last day of our fiscal 2024. On July 31, 2024, we had 16,021 employees, approximately 7,600 of which were year-round employees and 8,300 of which were seasonal employees.

To identify the "median employee" for the purposes of this disclosure, we analyzed the compensation that we paid to each of those individuals for the 12-month period ending on July 31, 2024. We considered each employee's "compensation" to consist of (i) the employee's total gross earnings for a 12-month period ending on July 31, 2024 or June 30, 2024 in the case of Australian employees, plus (ii) the estimated amount of the Company's contributions for that period to the retirement plans in which the employee participates based upon the employee's deferral elections on the date identified. For our Canadian employees, the rate of pay was converted using the conversion rate CAD$1.0000 to USD$0.7243 as of July 31, 2024. For our Australian employees, the rate of pay was converted using the conversion rate of AUD$1.0000 to USD$0.6540 as of July 31, 2024. For our Swiss employees, the rate of pay was converted using the conversion rate CHF$1.0000 to USD$1.1392 as of July 31, 2024. No cost-of-living adjustments were made.

Total Annual Compensation of our CEO in fiscal 2024 was $6,288,586 and was based on the compensation reportable in the Summary Compensation Table according to applicable instructions and interpretations. When compared to the total annual compensation for our median employee of $29,019, this results in a pay ratio of 217:1.

The nature of our operations requires the use of many seasonal and part-time employees who do not work year-round, and accordingly, we are providing a supplemental disclosure annualizing the compensation of such employees. To identify the "median employee" for purposes of this supplemental disclosure, we analyzed the compensation that we paid to each of those individuals for the 12-month period ending on July 31, 2024. We considered each employee's "compensation" to consist of (i) the employee's total gross earnings for the 12-month period ending July 31, 2024 or June 30, 2024 in the case of Australian employees, plus (ii) the estimated amount of the Company's contributions for that period to the retirement plans in which the employee participates. The compensation for seasonal or part-time employees who were not employed by us for the entire 12-month period was annualized to reflect compensation for a comparable period (or 2,080 hours worked during the year). The same Canadian dollar, Australian dollar and Swiss franc currency conversion rates as stated above were used for this supplemental disclosure. No cost of living adjustments were made.

Using the total annual compensation of our CEO in fiscal 2024 of $6,288,586 when compared to the total annualized compensation for the median employee selected for this supplemental disclosure as of July 31, 2024 of $56,109, results in a pay ratio of 112:1.

PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Item 402(v) of Regulation S-K, we are providing the following disclosure regarding the relationship between executive compensation actually paid (as defined by SEC rule) for each person serving as our principal executive officer ("PEO") and our other NEOs on an average basis (Non-PEO NEOs) and certain Company financial performance metrics for the fiscal years listed below. The Compensation Committee did not consider the pay versus performance disclosure below in making its pay decisions for any of the years shown. For further information concerning the Company's variable pay-for-performance philosophy and how the Company aligns executive compensation with the Company's performance, please see "Compensation Discussion and Analysis" beginning on page 43.

							Value of Initial Fixed $100 Investment based on:[4]			
Year	Summary Compensation Table Total for Robert A. Katz ($)[1]	Summary Compensation Table Total for Kirsten A. Lynch ($)[1]	Compensation Actually Paid to Robert A. Katz ($)[1],[2],[3]	Compensation Actually Paid to Kirsten A. Lynch ($)[1],[2],[3]	Average Summary Compensation Table Total for Non-PEO NEOs ($)[1]	Average Compensation Actually Paid to Non-PEO NEOs ($)[1],[2],[3]	TSR ($)	Peer Group TSR ($)	Net Income ($ in millions)	Resort Reported EBITDA ($ in millions)[5]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)
2024	—	6,288,586	—	1,736,532	1,835,292	516,440	104.32	163.63	246.3	825.1
2023	—	6,195,302	—	7,161,467	1,648,434	1,079,735	129.51	157.45	285.1	834.8
2022	2,022,454	6,609,628	1,866,128	4,684,527	2,275,391	1,588,826	126.04	119.65	368.3	836.9
2021	3,814,789	—	8,379,431	—	2,116,605	4,304,689	158.93	146.93	124.5	544.7

(1) Robert A. Katz was our PEO from August 1, 2020 to November 1, 2021. Kirsten Lynch was our PEO from November 1, 2021 to the present. The individuals comprising the Non-PEO NEOs for each year presented are listed below.

2021	2022	2023	2024
Michael Z. Barkin	Michael Z. Barkin	Michael Z. Barkin	Robert A. Katz
Patricia A. Campbell	Ryan Bennett	Ryan Bennett	Angela A. Korch
Kirsten A. Lynch	David T. Shapiro	Robert A. Katz	William C. Rock
James C. O'Donnell	James C. O'Donnell	Angela A. Korch	David T. Shapiro
David T. Shapiro		James C. O'Donnell	Gregory J. Sullivan
		David T. Shapiro	

(2) The amounts shown for Compensation Actually Paid have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by the Company's NEOs. These amounts reflect the amounts reported in the Summary Compensation Table Total with certain adjustments as described in footnote 3 below.

(3) Compensation Actually Paid reflects the exclusions and inclusions of certain amounts for the PEOs and the Non-PEO NEOs computed in accordance with Item 402(v) of Regulation S-K as set forth below. Adjusted equity values are calculated in accordance with FASB ASC Topic 718. The same valuation methodologies to create the underlying assumptions were used to calculate the fair values of equity awards as those disclosed at the time of grant. Amounts in the Exclusion of Stock Awards and Option Awards column are the totals from the Stock Awards and Option Awards columns set forth in the Summary Compensation Table. The Company did not have a defined benefit pension plan in the covered years, so no pension adjustments were made.

Year	Summary Compensation Table Total for Kirsten A. Lynch ($)	Exclusion of Stock Awards and Option Awards for Kirsten A. Lynch ($)	Inclusion of Adjusted Equity Values for Kirsten A. Lynch ($)	Total Compensation Actually Paid to Kirsten A. Lynch ($)
2024	6,288,586	(4,912,898)	360,844	1,736,532
2023	6,195,302	(4,769,816)	5,735,981	7,161,467
2022	6,609,628	(4,499,972)	2,574,871	4,684,527

Year	Summary Compensation Table Total for Robert A. Katz ($)	Exclusion of Stock Awards and Option Awards for Robert A. Katz ($)	Inclusion of Adjusted Equity Values for Robert A. Katz ($)	Total Compensation Actually Paid to Robert A. Katz ($)
2022	2,022,454	(999,833)	843,507	1,866,128
2021	3,814,789	(2,971,795)	7,536,437	8,379,431

Year	Summary Compensation Table Total for Non-PEO NEOs ($)	Average Exclusion of Stock Awards and Option Awards for Non-PEO NEOs ($)	Average Inclusion of Adjusted Equity Values for Non-PEO NEOs ($)	Total Average Compensation Actually Paid to Non-PEO NEOs ($)
2024	1,835,292	(1,164,547)	(154,305)	516,440
2023	1,648,434	(977,487)	408,788	1,079,735
2022	2,275,391	(1,331,959)	645,394	1,588,826
2021	2,116,605	(1,495,765)	3,683,849	4,304,689

The amounts in the Inclusion of Adjusted Equity Values in the tables above are derived from the amounts set forth in the following tables:

Year	Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Kirsten A. Lynch ($)	Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Kirsten A. Lynch ($)	Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for Kirsten A. Lynch ($)	Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Kirsten A. Lynch ($)	Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Kirsten A. Lynch ($)	Total - Inclusion of Adjusted Equity Values for Kirsten A. Lynch ($)
2024	3,138,755	(2,258,375)	—	(519,536)	—	360,844
2023	6,048,457	6,587	—	(319,063)	—	5,735,981
2022	2,575,970	(845,576)	—	844,477	—	2,574,871

Year	Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Robert A. Katz ($)	Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Robert A. Katz ($)	Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for Robert A. Katz ($)	Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Robert A. Katz ($)	Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Robert A. Katz ($)	Total - Inclusion of Adjusted Equity Values for Robert A. Katz ($)
2022	570,565	(1,250,375)	—	1,523,317	—	843,507
2021	5,624,664	1,541,752	—	370,021	—	7,536,437

Year	Average Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Non-PEO NEOs ($)	Average Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Non-PEO NEOs ($)	Average Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Non-PEO NEOs ($)	Total - Average Inclusion of Adjusted Equity Values for Non-PEO NEOs ($)
2024	524,212	(233,159)	—	(94,818)	(350,540)	(154,305)
2023	900,201	(189)	—	(150,012)	(341,212)	408,788
2022	760,099	(494,312)	—	379,607	—	645,394
2021	2,633,281	873,537	—	177,031	—	3,683,849

(4)   The Peer Group Total Shareholder Return ("TSR") set forth in this table utilizes the Dow Jones U.S. Travel & Leisure Index, which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report for the year ended July 31, 2024. The comparison assumes $100 was invested for the period starting July 31, 2020, through the end of the listed year in the Company and in the Dow Jones U.S. Travel and Leisure Index, respectively. Historical stock performance is not necessarily indicative of future stock performance.

(5)   We determined Resort Reported EBITDA to be the most important financial performance measure used to link Company performance to Compensation Actually Paid to our PEOs and Non-PEO NEOs in 2024. Resort Reported EBITDA is a non-GAAP financial measure, calculated as earnings before interest, taxes, depreciation, and amortization, as reported for our Mountain and Lodging segments combined. For a reconciliation of the differences between Resort Reported EBITDA and the most directly comparable GAAP financial measure, see Appendix A of this proxy statement. This performance measure may not have been the most important financial performance measure in prior years and we may determine a different financial performance measure to be the most important financial performance measure in future years.

Relationship Between PEOs and Non-PEO NEO Compensation Actually Paid and Company TSR

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our Non-PEO NEOs, and the cumulative TSR over the four most recently completed fiscal years for the Company and the Dow Jones U.S. Travel & Leisure Index.



PEOs and Average Non-PEO NEO Compensation Actually Paid Versus TSR

Legend:
- Robert Katz Compensation Actually Paid
- Kirsten Lynch Compensation Actually Paid
- Average Non-PEO NEO Compensation Actually Paid
- Vail Resorts, Inc. TSR
- Dow Jones U.S. Travel & Leisure Index TSR

Relationship Between PEO and Non–PEO NEO Compensation Actually Paid and Net Income

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our Non-PEO NEOs, and our Net Income during the four most recently completed fiscal years.



PEOs and Average Non-PEO NEO Compensation Actually Paid Versus Net Income

Legend:
- Robert Katz Compensation Actually Paid
- Kirsten Lynch Compensation Actually Paid
- Average Non-PEO NEO Compensation Actually Paid
- Vail Resorts, Inc. Net Income

Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Resort Reported EBITDA

The following chart sets forth the relationship between Compensation Actually Paid to our PEOs, the average of Compensation Actually Paid to our Non-PEO NEOs, and our Resort Reported EBITDA during the four most recently completed fiscal years.



PEOs and Average Non-PEO NEO Compensation Actually Paid Versus Reported EBITDA

Legend:
- Robert Katz Compensation Actually Paid
- Kirsten Lynch Compensation Actually Paid
- Average Non-PEO NEO Compensation Actually Paid
- Vail Resorts, Inc. Reported EBITDA

Tabular List of Most Important Financial Performance Measures

Resort Reported EBITDA was the only financial performance measure that the Company used to link Compensation Actually Paid to our PEO and Non-PEO NEOs for 2024 to Company Performance.

PROPOSAL 2. RATIFICATION OF THE SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Selection of Independent Registered Public Accounting Firm

The Audit Committee has selected, and the Board has ratified the selection of, PricewaterhouseCoopers LLP to serve as our independent registered public accounting firm for fiscal 2024, and has further directed that management submit the selection of independent auditors for ratification by the stockholders at the Annual Meeting. PricewaterhouseCoopers LLP has been the Company's independent registered public accounting firm since 2002. PricewaterhouseCoopers LLP expects to have a representative at the Annual Meeting who will have the opportunity to make a statement and who will be available to answer appropriate questions.

Neither the Company's Bylaws nor other governing documents or law require stockholder ratification of the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm. However, the Audit Committee is submitting the selection of PricewaterhouseCoopers LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain PricewaterhouseCoopers LLP. It is understood that even if the selection is ratified, the Audit Committee, in its discretion, may direct the appointment of a new independent accounting firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of the Company and its stockholders.

Fees Billed to Vail Resorts by PricewaterhouseCoopers LLP During Fiscal 2024 and Fiscal 2023

→ **Audit Fees.** Audit fees (including expenses) billed (or billable) to the Company by PricewaterhouseCoopers LLP for the audit of our annual financial statements included in our Form 10-K and the review of the financial statements included in our Forms 10-Q with respect to fiscal 2024 and fiscal 2023 were $4,208,000 and $3,945,000, respectively. For both fiscal years, such fees included fees for PricewaterhouseCoopers LLP's examination of the effectiveness of the Company's internal control over financial reporting.

→ **Audit-Related Fees.** There were no audit-related fees billed by PricewaterhouseCoopers LLP with respect to fiscal 2024 and fiscal 2023.

→ **Tax Fees.** Tax fees billed (or billable) by PricewaterhouseCoopers LLP with respect to fiscal 2024 and fiscal 2023 were $0 and $190,000, respectively. Such fees were related to tax services provided to the Company in connection with international tax compliance.

→ **All Other Fees.** All other fees (including expenses) billed by PricewaterhouseCoopers LLP with respect to fiscal 2024 and fiscal 2023 were $19,000 and $2,000, respectively. Such fees were related to software licensing fees for technical research tools, and agreed-upon procedures related to our 6.50% Notes issued in May 2024.

The Audit Committee determined that the provision of services other than audit services by PricewaterhouseCoopers LLP was compatible with maintaining PricewaterhouseCoopers LLP's independence.

The Audit Committee has the sole authority to approve all audit engagement fees and terms and pre-approve all audit and permissible non-audit services provided by the Company's independent registered public accounting firm. The Audit Committee has delegated authority to the Chair of the Audit Committee to pre-approve services between Audit Committee meetings, which must be reported to the full Audit Committee at its next meeting. Fees for permissible non-audit services that are not pre-approved must be less than 5% of total fees paid. For fiscal 2024 and fiscal 2023, all of the fees included under the headings "Tax Fees" and "All Other Fees" above were pre-approved by the Audit Committee.

FOR	The Board recommends that you vote **"FOR"** the ratification of the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting form for the fiscal year ending July 31, 2025.

PROPOSAL 3. ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

As required by Section 14A of the Exchange Act, we are asking stockholders to approve an advisory resolution, commonly referred to as a "say-on-pay" resolution, approving our executive compensation as reported in this proxy statement. As described in the CD&A section of this proxy statement, our executive compensation program is designed to incentivize achievement of short and long-term Company and individual performance. We believe this compensation approach aligns the interests of our executive officers with those of our stockholders.

The Compensation Committee has structured our executive compensation program to achieve the following key objectives:

→ *Emphasizing Pay-for-Performance.* Emphasize pay-for-performance by tying annual and long-term compensation incentives to achievement of specified performance objectives or overall stock performance.

→ *Attracting, Retaining and Motivating.* Attract, retain, and motivate talented executives who will determine our long-term success through a program competitive with compensation paid by companies in the same market for executive talent.

→ *Rewarding Contributions and Creating Long-Term Value.* Recognize and reward contributions of all employees, including executive officers, in achieving strategic goals and business objectives, while aligning the program with stockholder interests.

We encourage stockholders to read the CD&A (as well as the other tables and narrative disclosures included in this proxy statement), which describes in more detail how our executive compensation program operates and is designed to achieve our compensation objectives, including through the use of annual incentive awards, long-term equity awards, a high percentage of compensation that is variable or "at-risk," and performance-based stock awards for our CEO. The Compensation Committee and the Board believe that the policies and procedures articulated in the CD&A are effective in achieving our goals and that the compensation of our named executive officers reported in this proxy statement has supported and contributed to the Company's recent and long-term success and is aligned with the interests of our stockholders.

At the 2023 Annual Meeting, we submitted a "say-on-pay" resolution to our stockholders. Our stockholders approved this proposal with approximately 96% of the votes cast on the proposal voting in favor of the resolution. Because our Board views the annual advisory vote as a good corporate governance practice, and because at our 2023 Annual Meeting approximately 99% of the votes cast on the frequency proposal were in favor of an annual advisory vote, we are again asking stockholders to approve the compensation of our NEOs as disclosed in this proxy statement.

Accordingly, the Board unanimously recommends that stockholders approve the following advisory resolution at the Annual Meeting:

> "RESOLVED, that the compensation paid to the named executive officers of Vail Resorts, Inc., as disclosed pursuant to the rules of the Securities and Exchange Commission, including the CD&A, compensation tables and related narrative discussion, is hereby APPROVED."

Although this vote is advisory and is not binding on the Company, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation decisions.

| **FOR** | The Board recommends that you vote **"FOR"** the approval of executive compensation. |

PROPOSAL 4. VOTE TO APPROVE THE VAIL RESORTS, INC. 2024 OMNIBUS INCENTIVE PLAN

The Board is seeking stockholder approval of the Vail Resorts, Inc. 2024 Omnibus Incentive Plan (the "2024 Plan"). The Board believes the adoption of the 2024 Plan is in the best interests of stockholders and the Company because cash- and equity-based awards help to attract, motivate, and retain talented employees, directors, and other service providers, align employee and stockholder interests, link employee compensation with performance, and maintain a culture based upon employee stock ownership.

Stockholder approval of the 2024 Plan is necessary in order for the Company to (i) meet the NYSE stockholder approval requirements, and (ii) meet stockholder approval requirements for the grant of stock options that qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). Capitalized terms herein will have the meanings ascribed to them in the 2024 Plan.

Background

On September 25, 2024, upon the recommendation and approval of the Company's Compensation Committee (the "Compensation Committee"), the Board adopted the 2024 Plan, subject to stockholder approval. The 2024 Plan will become effective upon approval by the Company's stockholders (the "Effective Date"). The 2024 Plan is intended to replace the Company's existing equity compensation plan, the Vail Resorts, Inc. 2015 Omnibus Incentive Plan ("2015 Plan"), which replaced the Amended and Restated 2002 Long-Term Incentive and Share Award Plan ("2002 Plan") in its entirety. Upon the effectiveness of the 2015 Plan, no additional awards were available for grant issuances under the 2002 Plan. If the Company's stockholders approve the 2024 Plan, from and after the Effective Date, no additional awards will be granted under the 2015 Plan after the date of such approval. Outstanding awards under the 2015 Plan and 2002 Plan, however, will continue to be governed by their applicable plan and the respective agreements under which they were granted. If the Company's stockholders do not approve the 2024 Plan, the 2015 Plan will continue in effect until its stated expiration date of December 4, 2025, unless the 2015 Plan is otherwise amended or a new plan is approved by the Compensation Committee and stockholders in the interim. We estimate that, based on the number of shares that will be available for issuance under the 2015 Plan (absent shareholder approval of the 2024 Plan), we will have sufficient shares available under the 2015 Plan to continue making awards for approximately one and a half years from the date of the 2024 Annual Meeting of Stockholders based on our historical usage, stock price assumptions, and expected practices at such time. As of October 8, 2024, there were a total of 1,096,721 shares of common stock available for issuance under the 2015 Plan, and awards (net of canceled or expired awards) covering an aggregate of 3,319,331 shares of common stock had been granted under the terms of the 2015 Plan. The per share closing price of the Company's common stock on October 8, 2024 was $170.36. The Company will limit additional grants under the 2015 Plan between October 8, 2024, and through the 2024 Annual Meeting of Stockholders to be held on December 5, 2024 to no more than 50,000 shares in total. As of October 8, 2024, there were outstanding awards of 895,240 share appreciation rights ("SARs"), which have a weighted-average exercise price of $227.40 per share and a weighted-average remaining term of 7.2 years; and 265,266 restricted share units under the 2015 Plan and 2002 Plan. If approved, the 2024 Plan will replace the 2015 Plan in its entirety and shares under the 2015 Plan will no longer remain available for grant as of the Effective Date.

The 2024 Plan provides for the grant of awards of options (nonqualified stock options or incentive stock options), SARs, restricted shares, restricted share units, performance shares, performance units, performance cash awards, dividend equivalent rights, and other share-based awards (each, an "Award" and collectively, the "Awards"). Subject to adjustment as provided in the 2024 Plan, the maximum number of shares of stock reserved for issuance under the 2024 Plan will be 1,500,000 shares. The number of shares, if any, that are subject to Awards issued under the 2015 Plan or 2002 Plan that are forfeited, canceled, terminated, or surrendered on or after the Effective Date shall be extinguished and unavailable for

Awards under the 2002 Plan, 2015 Plan, or 2024 Plan. Therefore, only 1,500,000 shares will be issuable under the 2024 Plan as of the Effective Date. Awards under the 2024 Plan that are forfeited, canceled, terminated, exchanged, or surrendered, or such Award is settled in cash or otherwise terminates without a distribution of shares to the participant, any shares counted against the number of shares reserved and available under the 2024 Plan with respect to such Award will, to the extent of any such forfeiture, settlement, termination, cancellation, exchange, or surrender, again be available for Awards under the 2024 Plan.

The following summary of the 2024 Plan is qualified in its entirety by reference to the full text of the 2024 Plan, a copy of which is attached as Appendix B to this proxy statement.

Key Features of the 2024 Plan

The Board believes the 2024 Plan contains several features that are consistent with protecting the interests of stockholders and sound corporate governance practices, including the following:

→ *1:1 share count approach.* The number of shares subject to an Award will be counted against the share limit as one share for every one share subject to such Award.

→ *No automatic share replenishment or "evergreen" provision.* There is no evergreen feature pursuant to which the shares authorized for issuance under the 2024 Plan can be automatically replenished.

→ *No discounted options or SARs.* Stock options and SARs may not be granted with an exercise or grant price lower than the fair market value of the underlying shares on the date of grant.

→ *No repricing of options or SARs without stockholder approval.* The 2024 Plan prohibits the direct or indirect repricing of stock options or SARs without prior stockholder approval.

→ *No liberal share counting or "recycling" of shares from exercised stock options or SARs.* Shares withheld by or delivered to the Company to satisfy the exercise or grant price of stock options and SARs or tax withholding obligations upon such exercise will not be available for future grants.

→ *No dividend equivalents on unvested Awards.* Dividend equivalents may not be paid on unvested Awards.

→ *Dividends paid on unvested restricted shares are held in escrow and subject to forfeiture until fully vested.* Any dividends paid on unvested restricted shares are subject to the same restrictions as the restricted shares and will be held in escrow and subject to forfeiture until such time as the restricted shares become fully vested.

→ *Incentive-based Awards subject to clawback policy.* Incentive-based Awards granted under the 2024 Plan are subject to the Company's clawback policy.

→ *No excise tax gross-ups on change in control.* The 2024 Plan does not provide for any excise tax gross-ups.

→ *No "Single Trigger" Change in Control Provision.* No automatic vesting of outstanding Awards upon the occurrence of only a change in control. Instead, outstanding Awards may be assumed, exchanged, or otherwise continued following the change in control, and outstanding Awards will only vest if (i) they are not assumed, exchanged or otherwise continued and terminate in connection with the change in control, or (ii) the terms of the individual Awards require accelerated vesting, or (iii) the holder of the Award is terminated from service to the Company.

→ *No transferability.* Awards generally may not be transferred, except by will or the laws of descent and distribution, unless the transfer is approved by the Compensation Committee and is for no consideration.

→ *Independent administration.* Members of the committee administering the 2024 Plan are non-employee, independent, and outside directors.

Background for Requested Share Authorization

The number of shares of common stock reserved for issuance under the 2024 Plan was determined after consideration of a number of factors, including (i) the Company's historical equity grant practices, including its "burn rate", which is below the industry and Russell 3000 index thresholds established by certain major proxy advisory firms; and (ii) expected dilution to existing stockholders. We are seeking to include 1,500,000 shares of common stock under the 2024 Plan since no new Awards will be granted under the 2015 Plan on or following the Effective Date. Nonetheless, outstanding Awards previously granted under the 2015 Plan shall continue unaffected and shall continue to be governed by the terms of the 2015 Plan. These 1,500,000 shares under the 2024 Plan will enable us to grant equity compensation at a level that allows us to continue to attract and retain employees in the competitive labor markets in which we compete.

Description of the 2024 Plan

Purpose

The 2024 Plan is intended to advance the interests of the Company and its stockholders by providing a means to attract, retain, and motivate employees, consultants, and directors of the Company upon whose judgment, initiative, and efforts the continued success, growth, and development of the Company is dependent.

Eligibility and Term

Any employee or consultant (including any former employee serving as a consultant) of the Company, a subsidiary, or an affiliate, and any director of the Company, in each case as the Committee (as defined below) determines and designates from time to time, is eligible to receive Awards under the 2024 Plan. As of October 8, 2024, approximately 12,900 employees, and all of the Company's non-employee directors, are eligible to participate in the 2024 Plan. The 2024 Plan will become effective as of the Effective Date and will terminate on the first to occur of (i) the date that is ten years after the Effective Date, or (ii) the date determined in accordance with the Board's authority to amend, alter, suspend, discontinue, or terminate the 2024 Plan.

Administration

The 2024 Plan will be administered by the Compensation Committee or a subcommittee thereof, or such other Board committee as designated by the Board to administer the 2024 Plan (the "Committee"). The Committee will consist of not fewer than two directors of the Company, each of whom will be (i) a "non-employee director" within the meaning of Rule 16b-3 of the Exchange Act, and (ii) an independent director in accordance with the rules of any stock exchange on which the Company's shares are listed.

The Committee may (subject to express limitations in the 2024 Plan), among other things:

→ select persons eligible for Awards;

→ determine the type of Awards, number of shares to which an Award may relate, terms and conditions of any Award, and all other matters to be determined in connection with an Award;

→ determine whether, to what extent, and when an Award may be settled, or the exercise price of an Award may be paid, in cash, shares, other Awards, or other property;

→ determine whether, to what extent, and when cash, shares, other Awards, or other property payable with respect to an Award will be deferred;

→ prescribe the form of each award agreement;

→ adopt, amend, suspend, waive, and rescind such rules and regulations and appoint such agents as the Committee may deem necessary or advisable to administer the 2024 Plan;

→ correct any defect or supply any omission or reconcile any inconsistency in the 2024 Plan and construe and interpret the 2024 Plan and any Award, rules and regulations, award agreement, or other instrument under the 2024 Plan;

→ accelerate the exercisability or vesting of all or any portion of any Award or extend the period during which an Award is exercisable; and

→ make all other decisions and determinations as may be required under the terms of the 2024 Plan or as the Committee may deem necessary or advisable for the administration of the 2024 Plan.

The Committee may also determine whether, to what extent, and when an Award may be canceled, forfeited, exchanged, or surrendered, and the Committee may waive any conditions or rights under, amend, modify or supplement the terms of, or amend, alter, suspend, discontinue, or terminate an Award, but the Committee may not, except in connection with a corporate transaction involving the Company (i) amend the terms of outstanding options or SARs to reduce the exercise price of such outstanding options or SARs, (ii) exchange outstanding options or SARs for options or SARs with an exercise price that is less than the exercise price of the original options or SARs, or (iii) cancel outstanding options or SARs with exercise prices above the current fair market value of a share in exchange for cash or other securities, in each case, unless such action is subject to and approved by the Company's stockholders. To the extent permitted by Rule 16b-3 of the Exchange Act and applicable laws, the Committee may delegate its authority with respect to the 2024 Plan and Awards to other members of the Board or officers or managers of the Company or any subsidiary or affiliate.

Minimum Vesting Period. Except with respect to a maximum of five percent of the shares of stock reserved under the 2024 Plan, as may be adjusted pursuant to the terms of the 2024 Plan, and except in connection with a Change in Control (as defined below), no Award will provide for vesting which is any more rapid than vesting on the one year anniversary of the grant date or, with respect to Awards that vest upon the attainment of performance goals, a performance period that is less than twelve months.

Shares Available for Issuance

Subject to adjustment as provided in the 2024 Plan, the maximum number of shares of stock reserved for issuance under the 2024 Plan will be 1,500,000 shares. From and after the Effective Date, no Awards shall be granted under the 2015 Plan or 2002 Plan; however, any Award under those plans shall continue to be subject to the terms and conditions of their applicable plan. The number of shares, if any, that are subject to Awards issued under the 2015 Plan or 2002 Plan that are forfeited, canceled, terminated, or surrendered on or after the Effective Date shall be extinguished and unavailable for Awards under the 2002 Plan, 2015 Plan, or 2024 Plan. Therefore, only 1,500,000 shares will be issuable under the 2024 Plan as of the Effective Date. Any or all of the shares of stock reserved for issuance under the 2024 Plan will be available for issuance pursuant to incentive stock options.

The Committee will have the right to cause the Company to substitute or assume Awards in connection with mergers, reorganizations, separations, or other transactions. In connection with any dividend in shares, recapitalization, share split, reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase or share exchange, or other similar corporate transaction or event, the Committee will make equitable changes or adjustments that it deems appropriate in order to prevent dilution or enlargement of the rights of participants under the 2024 Plan, and adjust any or all of (i) the number and kind of shares that may be issued under the 2024 Plan; (ii) the number and kind of shares, other securities or other consideration issued or issuable with respect to outstanding Awards; or (iii) the exercise price, grant price or purchase price relating to any Awards.

Shares of stock covered by an Award (any option, SAR, restricted share, restricted share unit, performance share, performance unit, performance cash award, dividend equivalent, other share-based Award, other cash Award, or any other Award granted to an Eligible Person under the 2024 Plan), will be counted as used as of the grant date to calculate the number of shares of stock available for issuance. Any shares of stock subject to Awards will be counted against the share reserve as one share of stock for every one share of stock subject to such Award. The number of shares subject to an Award of SARs will be counted against the share reserve as one share for every one share subject to an Award, regardless of the number of shares of stock actually issued to settle such SARs upon the exercise of the SARs. The target number of shares of stock issuable under a performance share or performance unit will be counted against the share reserve as of the grant date, but such number will be adjusted to reflect the actual number of shares of stock issued upon settlement of the performance shares or performance units, as applicable, to the extent different from such target number of shares. Awards that do not entitle a participant to receive or purchase shares and Awards that are settled in cash will not be counted against the share reserve.

If any Awards issued under the 2015 Plan or 2002 Plan are forfeited, canceled, terminated, exchanged, or surrendered, or any such Award is settled in cash or otherwise terminates without a distribution of shares to the participant, then the number of shares counted against the share reserve with respect to such Award will, to the extent of such forfeiture, settlement, termination, cancellation, exchange, or surrender, be extinguished and unavailable for Awards under the under the 2002 Plan, 2015 Plan, or 2024 Plan. Upon the Effective Date, Awards under the 2024 Plan that are forfeited, canceled, terminated, exchanged, or surrendered, or such Award is settled in cash or otherwise terminates without a distribution of shares to the participant, any shares counted against the number of shares reserved and available under the 2024 Plan with respect to such Award will, to the extent of any such forfeiture, settlement, termination, cancellation, exchange, or surrender, again be available for Awards under the 2024 Plan. Therefore, only 1,500,000 shares will be issuable under the 2024 Plan as of the Effective Date.

The number of shares of stock available for issuance under the 2024 Plan will not be increased by the number of shares (i) tendered, withheld, or subject to an Award granted under the 2024 Plan surrendered in connection with the purchase of shares upon exercise of an option; (ii) that were not issued upon the net settlement or net exercise of a share-settled SAR granted under the 2024 Plan; (iii) deducted or delivered from payment of an Award granted under the 2024 Plan in connection with the Company's tax withholding obligations; or (iv) purchased by the Company with proceeds from option exercises.

The maximum number of shares of stock subject to options or SARs that can be granted under the 2024 Plan in any one calendar year to any person, other than non-employee directors, is 1,000,000. The maximum number of shares of stock subject to performance shares, performance units, restricted shares, or restricted share units that can be granted under the 2024 Plan in any one calendar year to any person, other than non-employee directors, is 200,000. The maximum amount that may be paid as a cash-denominated performance share or performance unit (whether or not cash-settled), or as a performance cash award, for a performance period to any participant is $12,000,000. The maximum fair market value of shares of stock that may be granted under the 2024 Plan in any one calendar year to any non-employee director is $600,000.

Types of Awards

Under the 2024 Plan, the Committee may award options (nonqualified stock options or incentive stock options), SARs, restricted shares, restricted share units, performance shares, performance units, performance cash awards, dividend equivalent rights, and other share-based awards.

Options. An option is a right to purchase shares of the Company's common stock. The exercise price of each option will be determined by the Committee, provided that the exercise price per share will be at least the fair market value of one share of stock on the grant date. If a participant is a ten percent stockholder, then the exercise price of an option granted to such participant that is intended to be an incentive stock option will be not less than 110% of the fair market value of one share of stock on the grant date. Subject to certain limitations set forth in the 2024 Plan, each option granted under the 2024 Plan will become vested and/or exercisable at such times and under such conditions as determined by the Committee. The Committee will determine the time or times at which the option may be exercisable, the methods by which the exercise price may be paid or deemed paid (including broker-assisted exercise arrangements), the form of such payments (including cash, shares of stock, or other property), and the methods by which the shares of stock will be delivered or deemed delivered. The term of each option will be determined by the Committee, but it will not be longer than ten years from the date of grant; provided that, in the event that a participant is a ten percent stockholder, an option granted to such participant that is intended to be an incentive stock option will not be exercisable after five years from the date of grant. Options granted to participants who are foreign nationals or employed outside of the United States may have a term longer than ten years.

Share Appreciation Rights ("SARs"). The holder of a SAR will be entitled to receive, upon exercise thereof, an amount measured by the difference between (i) the fair market value of one share of stock on the date the SAR is exercised (or, if the Committee determines, the fair market value of one share of stock at any time during a specified period before or after the date of exercise), over (ii) the SAR exercise price as determined by the Committee as of the date of grant (which will not be less than the fair market value per share on the date of grant). The Committee will determine, on the date of grant or thereafter, the time or times at which a SAR may be exercised in whole or in part (which will not be more than ten years after the date of grant of the SAR), method of exercise, method of settlement, form of consideration payable in settlement (which may be cash, shares or other property), method by which shares of stock will be delivered or deemed delivered, whether or not a SAR will be in tandem with any other Award, and any other terms and conditions of any SAR. Unless the Committee determines otherwise, a SAR granted in tandem with any nonqualified stock option may be granted at the time of grant of the related nonqualified stock option or at any time thereafter, and a SAR granted in tandem with any incentive stock option may only be granted at the time of grant of the related incentive stock option.

Restricted Shares. Restricted shares are shares of the Company's common stock subject to certain restrictions and a risk of forfeiture. Awards of restricted shares will be subject to such restrictions as imposed by the Committee (including the achievement of performance criteria). Unless provided otherwise in an award agreement, holders of restricted shares will have all the rights of stockholders, including the right to vote restricted shares and the right to receive any dividends thereon; provided, however, that any dividends will be subject to the same restrictions as the restricted shares and will be held in escrow and subject to forfeiture until such time as the restricted shares become fully vested. Dividends paid on vested restricted shares will either be paid on the dividend payment date or deferred to such date determined by the Committee and will be paid in cash or in unrestricted shares having a fair market value equal to the amount of the dividends. Any dividends paid on unvested restricted shares will be subject to the same restrictions as the restricted shares and will be held in escrow and subject to forfeiture until such time as the restricted shares become fully vested. Shares distributed in connection with a share split or share dividend, and other property distributed as a dividend, will be subject to restrictions and a risk of forfeiture to the same extent as the restricted shares with respect to which such shares or other property have been distributed. Restricted shares may be evidenced in a manner as the Committee determines. If the certificates representing the restricted shares are registered in the name of the participant, then the certificates will bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such restricted shares and the Company will retain physical possession of the certificate.

Upon the termination of a participant's service during the restricted period, any restricted shares held by such participant to which all applicable restrictions and conditions have not lapsed will be deemed forfeited unless the Committee provides otherwise by rule or regulation or in an award agreement or the Committee determines otherwise in any individual case. Upon the forfeiture of restricted shares, any accrued but unpaid dividends or dividend equivalent rights that are at the time subject to restrictions will also be forfeited.

Restricted Share Units. A restricted share unit is a right to receive shares of the Company's common stock or cash at the end of a specified deferral period. Awards of restricted share units will be subject to such restrictions (including the achievement of performance criteria) as imposed by the Committee. Upon expiration of the deferral period specified by the Committee (or, if permitted by the Committee, the deferral period elected by the holder), holders of restricted share units will have the right to receive shares of stock or cash in settlement of such units. Upon the termination of a participant's service during the deferral period, any restricted share units held by such participant to which all applicable restrictions and conditions have not lapsed will be deemed forfeited unless the Committee provides otherwise by rule or regulation or in an award agreement or the Committee determines otherwise in any individual case.

Performance Shares, Performance Units, and Performance Cash Awards. The right of a participant to exercise or to receive a grant or settlement of any performance share, performance unit, or performance cash award, and the timing thereof, will be subject to such performance objectives as specified by the Committee. The performance period for performance shares, performance units, and performance cash awards will be a period of one or more years, as determined by the Committee.

At the beginning of a performance period, the Committee will determine for each participant or group of participant with respect to that performance period (i) the range of number of shares, if any, in the case of performance shares; (ii) the range of dollar values, if any, in the case of performance units; or (iii) the range of cash awards, if any, in the case of performance cash awards, in each case which may be fixed or may vary in accordance with such performance or other criteria specified by the Committee and which will be paid to a participant as an Award if the relevant measure of Company performance for the performance period is met. The Committee may revise a performance objective during the course of a performance period if a significant event occurs that the Committee expects to have a substantial effect on such performance objective during the period.

Upon the termination of a participant's service during a performance period, performance shares, performance units, and performance cash awards for which the performance period was prescribed will be forfeited unless the Committee provides otherwise by rule or regulation or in an award agreement or determines otherwise in any individual case. Each performance share or performance unit may be paid in whole shares of stock, cash, or a combination of shares and cash, and each performance share or performance unit may be paid either as a lump sum payment or in installments, in each case as determined by the Committee. Each performance cash award will be paid in cash, commencing as soon as practicable after the end of the relevant performance period.

Dividend Equivalents. A dividend equivalent is a right to receive cash, shares of stock, or other property equal in value to dividends paid with respect to a specified number of shares. Dividend equivalents may be awarded on a free-standing basis or in connection with another Award, and may be paid out currently or on a deferred basis. The Committee may provide that dividend equivalents may be paid or distributed when accrued or may be deemed to be reinvested in additional shares of stock or other investment vehicles specified by the Committee. Dividend equivalents (other than freestanding dividend equivalents) are subject to all conditions and restrictions of the underlying Awards to which they relate. Dividend equivalents may not be awarded in connection with, or related to, any unvested Awards or Awards of options or SARs.

Other Share-Based Awards. The Committee may, subject to applicable laws and the terms of the 2024 Plan, grant other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of stock, as deemed by the Committee to be consistent with the purposes of the 2024 Plan, including unrestricted shares, other rights convertible or exchangeable into shares of stock, purchase rights for shares of stock, Awards with value and payment contingent upon performance of the Company or any other factors designated by the Committee, and Awards valued by reference to the performance of specified subsidiaries or affiliates. The Committee will determine the terms and conditions of such Awards at the time of grant or thereafter.

Recoupment. Any Award granted pursuant to the 2024 Plan will be subject to mandatory repayment by the participant to the Company (i) to the extent set forth in the 2024 Plan or an award agreement; or (ii) to the extent the participant is, or in the future becomes, subject to (a) the Company's or an affiliate's "clawback" or recoupment policy that is adopted to comply with the requirements of any applicable laws, rules or regulations, or otherwise, or (b) any applicable laws which impose mandatory recoupment, under circumstances set forth in such applicable laws.

Change in Control. Except as otherwise provided in the applicable award agreement, in another agreement with the participant, or as otherwise set forth in writing, upon the occurrence of a Change in Control (as defined below) the following provisions will apply to outstanding Awards:

→ The surviving, continuing, successor, or purchasing corporation or other business entity or parent thereof, as the case may be (the "Acquiror"), may, without the consent of any participant, assume or continue the Company's rights and obligations under each or any Award or portion thereof outstanding immediately prior to the Change in Control or substitute for each or any such outstanding Award or portion thereof a substantially equivalent award with respect to the Acquiror's stock, as applicable; and

→ In the discretion of the Compensation Committee, outstanding Awards which are not assumed, substituted for, or otherwise continued by the Acquiror shall accelerate and become fully vested and exercisable (as applicable) effective immediately prior to, but contingent upon, the consummation of the Change in Control; provided, however, that any Award which has its vesting conditions based on performance goals that vests pursuant to this sentence shall only become vested based on (i) 100% of target levels, or (ii) actual results measured against the performance goals as of the Change in Control, and thereafter, all Awards shall terminate to the extent not exercised or settled as of the date of the Change in Control.

A Change in Control under the 2024 Plan means the occurrence of any of the following:

→ any person or group (within the meaning of Section 13(d) or 14(d) of the Exchange Act, but excluding any employee benefit plan of such person or its subsidiaries, and any person or entity acting it its capacity as trustee, agent or other fiduciary or administrator of any such plan) becomes the beneficial owner (within the meaning of Rule 13d-3and 13d-5 promulgated under the Exchange Act), directly or indirectly, of 35% or more of the equity securities of the Company entitled to vote for members of the Board or equivalent governing body of the Company on a fully-diluted basis, except for any person or group who becomes the beneficial owner in connection with a merger or consolidation of the Company, with any other corporation immediately following which the individuals who comprise the Board immediately prior thereto, constitute a least a majority of the Board of the surviving entity; or

→ during any period of twelve consecutive months, a majority of the members of the Board or other equivalent governing body of the Company cease to be composed of individuals (i) who were members of that Board on the first day of such period, (ii) whose election or nomination to that Board was approved by individuals referred to in clause (i) above constituting at the time of such election or nomination at least a majority of that Board or equivalent governing body, or (iii) whose election or nomination to that Board or other equivalent governing body was approved by individuals referred to in clauses (i) and (ii) above constituting at the time of such election or nomination at least a majority of that Board or equivalent governing body (excluding, in the case of both clause (b) and clause (c), any individual whose initial nomination for, or assumption of office as, a member of that Board occurs as a result of an actual or threatened solicitation of proxies or consents for the election or removal of one or more directors by any person or group other than a solicitation for the election of one or more directors by or on behalf of the Board); or

→ any person or persons acting in concert acquire, by contract or otherwise, control over the equity securities of the Company entitled to vote for members of the Board or equivalent governing body of the Company on a fully-diluted basis (and taking into account all such securities that such person or group has the right to acquire pursuant to any option right) representing 51% or more of the combined voting power of such securities; or

→ the consummation of a merger, reorganization, consolidation, or similar transaction involving the Company; provided, however, a Change in Control shall not be deemed to have occurred (i) if such merger, reorganization, consolidation or similar transaction would result in all or a portion of the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) either directly or indirectly more than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger, reorganization, consolidation, or similar transaction; or (ii) if following the merger, reorganization, consolidation, or similar transaction, the members of the Board prior to such merger, reorganization, consolidation, or similar transaction constitute at least a majority of the Board of the Company or the entity that directly or indirectly controls the Company after such merger, reorganization, consolidation, or similar transaction; or

→ the Company sells or transfers (other than by mortgage or pledge) all or substantially all of its properties and assets to, another person or group (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act).

Transferability

Unless otherwise set forth by the Committee in an award agreement, Awards (except for vested shares) are nontransferable by a participant, except by will or by the laws of descent and distribution (except pursuant to a beneficiary designation) and will be exercisable during the lifetime of a participant only by such person or such person's guardian or legal representative. A participant's rights under the 2024 Plan may not be pledged, mortgaged, hypothecated, or otherwise encumbered and will not be subject to claims of the person's creditors.

Amendments

The Board may amend, alter, suspend, discontinue, or terminate the 2024 Plan, provided that any amendment, alteration, suspension, discontinuation, or termination of the 2024 Plan will not materially and adversely affect the rights of a participant without the consent of the affected participant. The Committee may (i) waive any conditions or rights under, (ii) amend, modify, or supplement the terms of, or (iii) amend, alter, suspend, discontinue, or terminate any Award, in each case prospectively or retrospectively; provided that no amendment, alteration, suspension, discontinuation, or termination of any Award may materially and adversely affect the rights of any participant under the Award without the consent of such participant.

Federal Income Tax Consequences

The federal income tax consequences of Awards under the 2024 Plan for participants and the Company will depend on the type of Award granted. The following description of tax consequences is intended only for the general information of stockholders. This discussion is general in nature; we have not taken into account a number of considerations which may apply in light of the circumstances of a particular participant. A participant in the 2024 Plan should not rely on this description and instead should consult his or her own tax advisor.

Options. Under current law, the grant of an option generally will have no federal income tax consequences for the participant or the Company. Upon the exercise of an option, the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the stock on the exercise date over the exercise price. Generally, the Company will be entitled to a deduction equal to the amount of ordinary income recognized by the participant and at the time the participant recognizes such income for tax purposes, if the Company complies with applicable reporting requirements.

Incentive Stock Options. Under current law, the grant of an incentive stock option will not be a taxable event for the participant or for the Company. In addition, a participant generally will not recognize taxable income upon exercise of an incentive stock option. A participant's alternative minimum taxable income, however, will be increased by the amount by which the aggregate fair market value of the shares of the stock underlying the option, which is generally determined as of the date of exercise, exceeds the aggregate exercise price of the option. Any gain realized upon a disposition of the shares of stock received pursuant to the exercise of an incentive stock option will be taxed as long-term capital gain if the participant holds the shares for at least two years after the date of grant and for at least one year after the date of exercise (the "holding period requirement"). The Company will not be entitled to any income tax deduction with respect to the exercise of an incentive stock option, except as discussed below.

For the exercise of an incentive stock option to qualify for the foregoing tax treatment, the participant generally must be an employee of the Company or a subsidiary from the date the option is granted through a date within three months before the date of exercise of the option. If all of the foregoing requirements are met except the holding period requirement mentioned above, the participant will recognize ordinary income upon the disposition of the shares of stock in an amount generally equal to the excess of the fair market value of the shares of stock at the time the incentive stock option was exercised over the option exercise price (but not in excess of the gain realized on the sale). The balance of the realized gain, if any, will be capital gain.

The Company will generally be allowed an income tax deduction to the extent the participant recognizes ordinary income, subject to the Company's compliance with certain reporting requirements.

Share Appreciation Rights ("SARs"). Under current law, the grant of a SAR generally will have no federal income tax consequences for the participant. Upon the exercise of a SAR, the participant will recognize ordinary income equal to the amount measured by the difference between (i) the fair market value of one share of stock on the date the SAR is exercised over (ii) the SAR exercise price as determined by the Committee as of the date of grant. Generally, the Company will be entitled to a deduction equal to the amount of ordinary income recognized by the participant and at the time the participant recognizes such income for tax purposes, if the Company complies with applicable reporting requirements.

Restricted Shares. Under current law, the grant of restricted shares generally will have no federal income tax consequences to the participant or the Company. The participant will generally recognize ordinary income on the date the Award vests, in an amount equal to the value of the shares of stock on the vesting date. Under Section 83 of the Code, a participant may elect to recognize income on the date of grant rather than the date of vesting in an amount equal to the fair market value of the shares of stock on the date of grant (less the purchase price for such shares of stock, if any). Generally, the Company will be entitled to a deduction equal to the amount of ordinary income recognized by the participant and at the time the participant recognizes such income for tax purposes if the Company complies with applicable reporting requirements.

Restricted Share Units, Performance Shares, Performance Units, and Performance Cash Awards. Under current law, the grant of a restricted share unit Award, performance share, performance unit, or performance cash award generally will have no federal income tax consequences to the participant or the Company. The participant generally will recognize ordinary income when payment is actually or constructively received by the participant in satisfaction of the restricted share unit Award, performance share, performance unit, or performance cash award in an amount equal to the amount of cash paid, if any, and the fair market value of any shares of stock delivered to the participant. Generally, the Company will be entitled to a deduction equal to the amount of ordinary income recognized by the participant and at the time the participant recognizes such income for tax purposes, if the Company complies with applicable reporting requirements.

Unrestricted Shares. Under current law, upon the grant of an Award of unrestricted shares, a participant will be required to recognize ordinary income in an amount equal to the fair market value of the shares of stock on the date of grant, reduced by the amount, if any, paid for such shares. Upon a participant's disposition of such shares of stock, any gain realized in excess of the amount reported as ordinary income will be reportable by the participant as a capital gain, and any loss will be reportable as a capital loss. Capital gain or loss will be long-term if the participant held the shares of stock for more than one year; otherwise, the capital gain or loss will be short-term. Generally, the Company will be entitled to a deduction equal to the amount of ordinary income recognized by the participant and at the time the participant recognizes such income for tax purposes, if the Company complies with applicable reporting requirements.

Dividend Equivalents. Under current law, the grant of dividend equivalents generally will have no federal income tax consequences for the participant. Generally, the participant will recognize ordinary income on the amount distributed to the participant pursuant to the Award of dividend equivalent rights. Generally, the Company will be entitled to a deduction equal to the amount of ordinary income recognized by the participant and at the time the participant recognizes such income for tax purposes, if the Company complies with applicable reporting requirements.

Certain payments made to employees and other service providers in connection with a change in control may constitute "parachute payments" subject to tax penalties imposed on both the Company and the recipient under Sections 280G and 4999 of the Code. In general, when the value of parachute payments equals or exceeds three times the employee's "base amount," the employee is subject to a 20% nondeductible excise tax on the excess over the base amount and the Company is denied a tax deduction for the excess payments. The base amount is generally defined as the employee's average compensation for the five calendar years prior to the date of the change in control. The value of accelerated vesting of options, SARs, restricted shares, restricted share units, performance shares, performance units, performance cash awards, dividend equivalent rights, or other Awards in connection with a change in control can constitute a parachute payment. The 2024 Plan contains a "better of" provision, meaning if any of the payments or benefits provided to the participant under the 2024 Plan, other agreements, and all benefit arrangements would constitute parachute payments within the meaning of Section 280G of the Code and be subject to the excise tax imposed under Section 4999 of the Code, then the payments or benefits will be reduced or eliminated to the extent required to avoid the excise tax if such a reduction would give the participant a better after-tax result than receiving the full payments and benefits.

New Plan Benefits

As of the date of this proxy statement, no Awards have been made under the 2024 Plan. Because benefits under the 2024 Plan are discretionary and will depend on the actions of the Committee, the performance of the Company, and the value of our common stock, it is not possible to determine the benefits that will be received if stockholders approve the 2024 Plan.

FOR	The Board recommends that you vote **"FOR"** the approval of the Vail Resorts, Inc., 2024 Omnibus Incentive Plan.

THE ANNUAL MEETING AND VOTING – QUESTIONS AND ANSWERS

How can stockholders attend the annual meeting?

We look forward to continuing to provide expanded access, improved communication, and cost savings for the Company and our stockholders by holding our annual meeting entirely online. We believe a live virtual meeting increases accessibility and inclusion by enabling increased stockholder attendance and participation and is an efficient use of resources for our stockholders and the Company. Accordingly, this year's Annual Meeting will be held in live virtual format. Only such stockholders as of the close of business on October 8, 2024, their proxy holders, and our invited guests may attend the annual meeting. To participate in the virtual Annual Meeting, visit *www.virtualshareholdermeeting.com/MTN2024* and log in using the 16-digit control number printed in the box marked by the arrow on your proxy card. If you encounter any difficulties accessing the virtual meeting during the check-in or course of the Annual Meeting, please call 844-986-0822 (U.S.) or 303-562-9302 (international) for assistance.

What is the agenda for the annual meeting?

The annual meeting will include a discussion of and voting on matters described in the Notice of 2024 Annual Meeting of Stockholders and this proxy statement and a brief question and answer session. The question and answer session will be limited only to questions relating to the proposals set forth in the Notice and Proxy Statement. We will not be providing a business update or answering any questions regarding the business or company performance questions at the annual meeting as we will be releasing our results for the first quarter of fiscal 2025 on Monday, December 9, 2024 and holding an investor call to discuss the results at such time. If you wish to submit a question relating to the proposals set forth in the Notice and Proxy Statement, immediately before or during the meeting log into the virtual meeting platform at *www.virtualshareholdermeeting.com/MTN2024* and type your question into the "Ask a Question" field, and click "Submit."

What is the difference between a stockholder of record and a "street name" holder?

If your shares of the Company's common stock are registered directly in your name with the Company's transfer agent, EQ Shareowner Services, then you are a stockholder of record.

If your shares are not held in your name, but rather are held through an intermediary, such as in an account at a brokerage firm or by a bank, trustee, or other nominee, then you are the beneficial owner of shares held in "street name." However, as a beneficial owner, you have the right to direct your broker or other nominee regarding how to vote the shares held in your account.

Who is entitled to vote at or attend the annual meeting?

Holders of record and street name holders (subject to the requirements below) of our common stock as of the close of business on October 8, 2024, which we refer to as the record date, are entitled to vote. On the record date, we had 37,462,464 shares of common stock outstanding. You are entitled to attend the annual meeting only if you were a stockholder as of the record date or you hold a valid proxy for the annual meeting.

If you are a stockholder of record:

If you are a stockholder of record, you may vote at the virtual meeting or vote by proxy. Whether or not you plan to attend the annual meeting, we urge you to vote by proxy in advance of the annual meeting over the telephone or on the Internet as instructed in the Notice of Internet Availability of Proxy Materials to ensure your vote is counted.

If you are a street name holder:

If you are a street name holder, you may not vote your shares at the virtual annual meeting unless you request and obtain a valid proxy from your broker or other nominee and follow the instructions on how to attend the virtual meeting. If you want to attend the virtual annual meeting, but not vote at the meeting, you must also follow the instructions of your broker or other nominee on how to attend the virtual meeting. Whether or not you plan to attend the annual meeting, we urge you to vote by proxy or otherwise instruct your nominee how to vote on your behalf in advance of the annual meeting in accordance with the instructions provided by your bank, broker, trustee, or other nominee.

How do I vote my shares?

If you are a stockholder of record of our common shares: By Telephone or the Internet

Stockholders of record can vote their shares via telephone or the Internet as instructed in the Notice of Internet Availability of Proxy Materials. The telephone and Internet procedures are designed to authenticate a stockholder's identity, to allow stockholders to vote their shares and confirm that their instructions have been properly recorded.

The telephone and Internet voting facilities will close at 11:59 p.m., Eastern Time on December 4, 2024.

By Mail

Stockholders who elect to vote by mail should request a paper proxy card by telephone or Internet and should complete, sign and date their proxy cards and mail them in the pre-addressed envelopes that accompany the delivery of paper proxy cards. Proxy cards submitted by mail must be received by the time of the meeting in order for your shares to be voted.

By Participating in the Virtual Annual Meeting

Stockholders of record who wish to vote electronically at the virtual annual meeting may visit *www.virtualshareholdermeeting.com/MTN2024*, log in using the 16-digit control number printed in the box marked by the arrow on your proxy card, click on the vote button on the screen and follow the instructions provided.

If you are a street name holder of our common shares:

By Telephone or the Internet

Please contact your broker or other nominee for directions on how to submit your voting instructions by telephone or the Internet (if available).

By Mail

Street name holders may vote by mail by requesting a paper voting instruction card according to the instructions contained in the materials received from your broker or other nominee.

By Participating in the Virtual Annual Meeting

Street name holders who wish to vote electronically at the virtual annual meeting may visit *www.virtualshareholdermeeting.com/MTN2024* and log in using the 16-digit control number printed in the box marked by the arrow on your proxy card, click on the vote button on the screen, and follow the instructions provided.

Can I change my vote?

If you are a stockholder of record of common stock, you may change your vote at any time prior to the vote at the annual meeting by:

→ providing timely delivery of a later-dated proxy (including by telephone or Internet vote);

→ providing timely written notice of revocation to our Secretary at 390 Interlocken Crescent, Broomfield, Colorado 80021; or

→ attending the virtual annual meeting and voting electronically.

To be timely, later-dated proxy cards and written notices submitted by mail must be received by the time of the annual meeting. In order to change your vote by telephone or Internet, you must do so before the telephone and Internet voting facilities close at 11:59 p.m., Eastern Time, on December 4, 2024.

If you are a street name holder of common stock, you may change your vote by timely submitting new voting instructions to your broker or other nominee following the instructions they provided, or, if you have obtained a valid proxy from your broker or other nominee giving you the right to vote your shares, by attending the virtual meeting and voting electronically.

How many shares must be present or represented to conduct business at the annual meeting?

The quorum requirement for holding the annual meeting and transacting business is that holders of a majority of the issued and outstanding common stock that is entitled to vote must be present virtually or represented by proxy. Both abstentions and broker non-votes described below are counted for the purpose of determining the presence of a quorum. If there is no quorum, the holders of a majority of shares present at the virtual meeting or represented by proxy may adjourn the annual meeting to another date.

How are abstentions treated?

Abstentions are counted for purposes of determining whether a quorum is present. For purposes of determining whether the stockholders have approved a matter, abstentions are not treated as votes cast affirmatively or negatively, and therefore do not have any effect on the outcome of a matter to be voted on at the annual meeting that requires an affirmative vote of a majority of the votes cast by holders of our common stock present virtually or by proxy at the annual meeting. A "majority of votes cast" means the number of "FOR" votes exceeds the number of "AGAINST" votes.

What are "broker non-votes"?

If you hold shares in street name through a broker and do not provide your broker with voting instructions, your shares may constitute "broker non-votes." Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given by the beneficial owner. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are considered present for the purpose of determining a quorum but are not considered entitled to vote or votes cast on that proposal. Thus, a broker non-vote will make a quorum more readily attainable, but, broker non-votes will not affect the outcome of any matter being voted on at the annual meeting, assuming that a quorum is obtained.

If your shares are held in street name and you do not instruct your broker on how to vote your shares, your brokerage firm, in its discretion, may either leave your shares unvoted or vote your shares on "routine" matters. The proposal to ratify the selection of our independent registered public accounting firm for the current fiscal year (Proposal 2) is considered a routine matter. Under the rules of the New York Stock Exchange, or the NYSE, the election of directors (Proposal 1), the advisory vote to approve executive compensation (Proposal 3), and the approval of the Vail Resorts, Inc. 2024 Omnibus Incentive Plan (Proposal 4) are not considered routine matters and, consequently, without your voting instructions, your broker cannot vote your uninstructed shares on these proposals.

What are the voting requirements?

Proposal 1—Election of Directors

In the election of directors named in this proxy statement, you may vote "FOR" one or more of the nominees or your vote may be "AGAINST" one or more of the nominees. Alternatively, you may vote "ABSTAIN" with respect to one or more nominees. You may not cumulate your votes for the election of directors. To be elected, each director nominee requires a majority of the votes cast for his or her election, which means that each director nominee must receive more votes cast "FOR" than "AGAINST" that director nominee. Abstentions and broker non-votes are not treated as voting on this proposal. If stockholders do not elect a nominee who is already serving as a director, Delaware law provides that the director would continue to serve on the Board as a "holdover director," rather than causing a vacancy, until a successor is duly elected or until the director resigns. Under our Corporate Governance Guidelines and as permitted by our Bylaws, each director has submitted an advance, contingent resignation that the Board may accept if stockholders do not elect the director. In that situation, our Nominating & Governance Committee would make a recommendation to the Board about whether to accept or reject the resignation, or whether to take other action. The Board will promptly publicly disclose its decision regarding the director's resignation.

Proposal 2—Ratification of Selection of PricewaterhouseCoopers LLP

In the ratification of the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending July 31, 2025, you may vote "FOR," "AGAINST" or "ABSTAIN." This proposal requires the affirmative vote of a majority of those shares present virtually or represented by proxy, entitled to vote, and actually voting on the proposal at the annual meeting. Abstentions are not treated as voting on this proposal. Broker non-votes are not applicable to this proposal.

Proposal 3—Advisory Vote to Approve Executive Compensation

In the advisory vote to approve executive compensation, you may vote "FOR," "AGAINST" or "ABSTAIN." This proposal requires the affirmative vote of a majority of those shares present virtually or represented by proxy, entitled to vote, and actually voting on the proposal at the annual meeting. Abstentions and broker non-votes are not treated as voting on this proposal. The vote is advisory, and therefore not binding on the Company, the Compensation Committee or the Board. However, the Compensation Committee will review the voting results and take them into consideration when making future decisions regarding executive compensation as it deems appropriate.

Proposal 4—Vote to Approve the Vail Resorts, Inc. 2024 Omnibus Incentive Plan

In the proposal to cast a vote to approve the Vail Resorts, Inc. 2024 Omnibus Incentive Plan, you may vote "FOR," "AGAINST" or "ABSTAIN." This proposal requires the affirmative vote of a majority of those shares present in person or represented by proxy, entitled to vote, and actually voting on the proposal at the annual meeting. Abstentions and broker non-votes are not treated as voting on this proposal.

Who will serve as inspector of elections?

The inspector of elections will be a representative from Broadridge Financial Solutions, Inc.

Who will bear the cost of soliciting votes for the annual meeting?

The Company is soliciting your proxy, and we will bear the cost of soliciting proxies. In addition to the original solicitation of proxies, proxies may be solicited personally, by telephone or other means of communication, by our directors and employees. Directors and employees will not be paid any additional compensation for soliciting proxies.

We may reimburse brokers holding common stock in their names or in the names of their nominees for their expenses in sending proxy material to the beneficial owners of such common stock.

What does it mean if I receive more than one Notice of Internet Availability of Proxy Materials?

If you receive more than one Notice of Internet Availability of Proxy Materials, it means that you have multiple accounts at the transfer agent or with brokers or other nominees. Please vote all of your shares as described herein, or follow the instructions received from each broker or other nominee, to ensure that all of your shares are voted.

What if I submit a proxy but do not make specific choices?

If a proxy is voted by telephone or Internet, or is signed and returned by mail without choices specified, in the absence of contrary instructions, the shares of common stock represented by such proxy will be voted as recommended by the Board, and will be voted in the proxy holders' discretion as to other matters that may properly come before the annual meeting.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. Final voting results will be reported in a Form 8-K, which will be filed with the SEC following the annual meeting.

Annual Meeting Materials

The Notice of Internet Availability of Proxy Materials, Notice of Annual Meeting, this proxy statement and the Annual Report have been made available to all stockholders entitled to Notice of Internet Availability of Proxy Materials and entitled to vote at the annual meeting. The Annual Report is not incorporated into this proxy statement and is not considered proxy-soliciting material.

STOCKHOLDER PROPOSALS FOR 2025 ANNUAL MEETING

The deadline for stockholders to submit proposals pursuant to Rule 14a-8 of the Exchange Act for inclusion in the Company's proxy statement and proxy for the 2025 annual meeting of stockholders is June 25, 2025. Such proposals must be received at the Company's principal executive offices no later than such date.

If you wish to nominate a director or submit a proposal for consideration at the Company's 2025 annual meeting of stockholders that is not to be included in next year's proxy materials, your proposal or nomination must be submitted in writing to the Secretary of the Company not later than September 6, 2025 nor earlier than August 7, 2024. You are also advised to review our Bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations. Such notices must be in accordance with the procedures described in our Bylaws. You can obtain a copy of our Bylaws by writing the Secretary at the address shown on the cover of this proxy statement.

To comply with universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than October 6, 2025.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are Company stockholders may be "householding" our proxy materials to the extent such stockholders have given their prior express or implied consent in accordance with SEC rules. A single Notice of Internet Availability of Proxy Materials, proxy statement, and Annual Report (if you requested one) will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate Notice of Internet Availability of Proxy Materials, proxy statement. and Annual Report, please notify your broker to discontinue householding and direct your written request to receive a separate Notice of Internet Availability of Proxy Materials, proxy statement, and Annual Report to the Company at: Vail Resorts, Inc., Attention: Investor Relations, 390 Interlocken Crescent, Broomfield, Colorado, 80021, or by calling (303) 404-1800. Stockholders who currently receive multiple copies of the Notice of Internet Availability of Proxy

Materials, proxy statement, and Annual Report at their address and would like to request householding of their communications should contact their broker.

OTHER MATTERS

At the date of this proxy statement, the Board has no knowledge of any business other than that described herein which will be presented for consideration at the annual meeting. In the event any other business is presented at the annual meeting, the persons named in the enclosed proxy will vote such proxy thereon in accordance with their judgment in the best interests of the Company.

Julie A. DeCecco

Executive Vice President, General Counsel and Chief Public Affairs Officer

October 23, 2024

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 2024 is available without charge upon written request to: Secretary, Vail Resorts, Inc., 390 Interlocken Crescent, Broomfield, Colorado 80021.

APPENDIX A

Reconciliation of Measures of Segment Profitability and Non-GAAP Financial Measures

Presented below is a reconciliation of net income attributable to Vail Resorts, Inc. to Total Reported EBITDA for the years ended July 31, 2024, 2023 and 2022.

	($ In thousands) (Unaudited) Year Ended July 31,		
	2024	**2023**	**2022**
Net income attributable to Vail Resorts, Inc.	$ 230,405	$ 268,148	$ 347,923
Net income attributable to noncontrolling interests	15,874	16,955	20,414
Net income	246,279	285,103	368,337
Provision for income taxes	98,816	88,414	88,824
Income before provision for income taxes	345,095	373,517	457,161
Depreciation and amortization	276,493	268,501	252,391
Loss (gain) on disposal of fixed assets and other, net	9,633	9,070	(43,992)
Change in fair value of contingent consideration	47,957	49,836	20,280
Investment income and other, net	(18,592)	(23,744)	(3,718)
Foreign currency loss on intercompany loans	4,140	2,907	2,682
Interest expense, net	161,839	153,022	148,183
Total Reported EBITDA	**$ 826,565**	**$ 833,109**	**$ 832,987**
Mountain Reported EBITDA	$ 802,072	$ 822,570	$ 811,167
Lodging Reported EBITDA	23,018	12,267	25,747
Resort Reported EBITDA[1]	825,090	834,837	836,914
Real Estate Reported EBITDA	1,475	(1,728)	(3,927)
Total Reported EBITDA	**$ 826,565**	**$ 833,109**	**$ 832,987**

(1)   Resort represents the sum of Mountain and Lodging.

APPENDIX B

Vail Resorts, Inc. 2024 Omnibus Incentive Plan

1. Purpose.

The purposes of the 2024 Omnibus Incentive Plan are to increase shareholder value and to advance the interests of Vail Resorts, Inc. and its shareholders by providing a means to attract, retain, and motivate employees, consultants, and directors of the Company upon whose judgment, initiative, and efforts the continued success, growth, and development of the Company is dependent.

2. Definitions.

For purposes of the Plan, the following terms shall be defined as set forth below:

(a)   "Affiliate" means any entity other than the Company and its Subsidiaries that is designated by the Board or the Committee as a participating employer under the Plan; provided, however, that the Company directly or indirectly owns at least 20% of the combined voting power of all classes of stock of such entity or at least 20% of the ownership interests in such entity.

(b)   "Award" means, individually or collectively, any Option, SAR, Restricted Share, Restricted Share Unit, Performance Share, Performance Unit, Performance Cash Award, Dividend Equivalent, Other Share-Based Award, other cash Award, or any other award granted to an Eligible Person under the Plan.

(c)   "Award Agreement" means any agreement, contract, or other instrument or document in a form specified by the Committee evidencing an Award, which may be written or electronic form as determined by the Committee.

(d)   "Beneficiary" means the Person, Persons, trust, or trusts which have been designated by an Eligible Person in his or her most recent written beneficiary designation filed with the Company to receive the benefits specified under this Plan upon the death of the Eligible Person or, if there is no designated Beneficiary or surviving designated Beneficiary, then the Person, Persons, trust, or trusts entitled by will or the laws of descent and distribution to receive such benefits.

(e)   "Benefit Arrangement" means any formal or informal plan or other arrangement for the direct or indirect provision of compensation to a Participant (including groups or classes of Participants or beneficiaries of which the Participant is a member), whether or not such compensation is deferred, is in cash, or is in the form of a benefit to or for the Participant.

(f)   "Board" means the Board of Directors of the Company.

(g)   "Cause" shall have the equivalent meaning or the same meaning as "cause" or "for cause" set forth in any employment, consulting, or other agreement for the performance of services between a Participant and the Company or an Affiliate or, in the absence of any such agreement or any such definition in such agreement, such term shall mean (i) a Participant's conviction of or indictment for any crime (whether or not involving the Company or any Affiliate) (A) constituting a felony or (B) that has, or could reasonably be expected to result in, an adverse impact on the performance of the Participant's duties to the Company or any Affiliate, or otherwise has, or could reasonably be expected to result in, an adverse impact on the business or reputation of the Company or any Affiliate; (ii) conduct of a Participant, in connection with Participant's employment or service, that has, or could reasonably be expected to result in, material injury to the business or reputation of the Company or any Affiliate; (iii) willful neglect in the performance of a Participant's duties for the Company or any Affiliate or willful or repeated failure or refusal to perform such duties; (iv) acts of willful misconduct on the part of a Participant in the course Participant's employment or service that has, or could be reasonably expected to result in, material injury to the reputation or business of the Company or any Affiliate; (v) a Participant's violation of any of the Company's policies, including, but not limited to, policies regarding sexual harassment, insider trading, confidentiality, non-disclosure, non-competition, nondisparagement, substance abuse, and conflicts of interest and any other written policy of the Company, which breach is not susceptible to cure or that is not cured within 30 days after the Participant is given written notice of such breach by the Company; or (vi) a Participant's breach of any material provision of any employment or service agreement that has, or could be reasonably expected to result in, material injury to the reputation or business of the Company or any Affiliate, which breach is not susceptible to cure or that is not cured within 30 days after the Participant is given written notice of such breach by the Company; provided, however, that if, subsequent to a Participant's Date of Termination, it is discovered that the Participant's employment or service could have been terminated for Cause, upon determination by the Committee, such Participant's employment or service shall be deemed to have been terminated for Cause for all purposes under the Plan. In the event there is an effective Award Agreement or an employment or service agreement with the Participant defining Cause, "Cause" shall have the meaning provided in such agreement and a termination of employment or service by the Company or any Affiliate for Cause hereunder shall not be deemed to have occurred unless all applicable notice and cure periods in such Award Agreement or employment or service agreement are complied with.

(h)   "Change in Control" means an event or series of events by which:

(i)   any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, but excluding any employee benefit plan of such person or its subsidiaries, and any Person acting in its capacity as trustee, agent, or other fiduciary or administrator of any such plan) becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of 35% or more of the equity securities of the Company entitled to vote for members of the Board or equivalent governing body of the Company on a fully-diluted basis, except for any Person who becomes the beneficial owner in connection with a merger or consolidation of the Company, with any other corporation immediately following which the individuals who comprise the Board immediately prior thereto, constitute at least a majority of the Board or the surviving entity; or

(ii)   during any period of 12 consecutive months, a majority of the members of the Board or other equivalent governing body of the Company cease to be composed of individuals (A) who were members of that Board or equivalent governing body on the first day of such period, (B) whose election or nomination to that Board or equivalent governing body was approved by individuals referred to in clause (A) above constituting at the time of such election or nomination at least a majority of that Board or equivalent governing body, or (C) whose election or nomination to that Board or other equivalent governing body was approved by individuals referred to in clauses (A) and (B) above constituting at the time of such election or nomination at least a majority of that Board or equivalent governing body (excluding, in the case of both clause (B) and clause (C), any individual whose initial nomination for, or assumption of office as, a member of that Board or equivalent governing body occurs as a result of an actual or threatened solicitation of proxies or consents for the election or removal of one or more directors by any person or group other than a solicitation for the election of one or more directors by or on behalf of the Board); or

(iii)   any person or two or more persons acting in concert shall have acquired, by contract or otherwise, control over the equity securities of the Company entitled to vote for members of the Board or equivalent governing body of the Company on a fully-diluted basis (and taking into account all such securities that such person or group has the right to acquire pursuant to any option right) representing 51% or more of the combined voting power of such securities; or

(iv)   the consummation of a merger, reorganization, consolidation, or similar transaction involving the Company; provided, however, a Change in Control shall not be deemed to have occurred (A) if such merger, reorganization, consolidation, or similar transaction would result in all or a portion of the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) either directly or indirectly more than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger, reorganization, consolidation, or similar transaction, or (B) if following the merger, reorganization, consolidation, or similar transaction, the members of the Board prior to such merger, reorganization, consolidation, or similar transaction constitute at least a majority of the Board of the Company or the entity that directly or indirectly controls the Company after such merger, reorganization, consolidation, or similar transaction; or

(v)   the Company sells or transfers (other than by mortgage or pledge) all or substantially all of its properties and assets to another "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act).

The Board shall have full and final authority, in its sole discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of the occurrence of such Change in Control, and any incidental matters relating thereto.

(i)   "Code" means the Internal Revenue Code of 1986, as amended from time to time. References to any provision of the Code shall be deemed to include successor provisions thereto and regulations or other interpretative guidance thereunder.

(j)   "Committee" means the Compensation Committee of the Board or a subcommittee thereof, or such other Board committee (or if the Board so designates, the entire Board) as may be designated by the Board to administer the Plan; provided, however, that, unless otherwise determined by the Board, the Committee shall consist of two or more directors of the Company, each of whom is a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act, to the extent applicable, and each of whom is an independent director in accordance with the rules of any stock exchange on which the Shares are listed; provided, further, that the mere fact that the Committee shall fail to qualify under each of the foregoing requirements shall not invalidate any Award made by the Committee which Award is otherwise validly made under the Plan.

(k)   "Company" means Vail Resorts, Inc., a corporation organized under the laws of Delaware, or any successor corporation.

(l)   "Director" means a member of the Board who is not an employee of the Company, a Subsidiary, or an Affiliate.

(m)   "Disability" shall mean (i) for Awards that are not subject to Section 409A, "disability" as such term is defined in the long-term disability insurance plan or program of the Company or any Subsidiary then covering the Participant or, in the absence of such a plan or program, as determined by the Committee; provided that, with respect to Awards that are not subject to Section 409A, in the case of any Participant who, as of the date of determination, is a party to an effective employment, severance, consulting, or other services agreement with the Company or any Subsidiary that employs such Participant, "disability" shall have the meaning, if any, specified in such agreement, and (ii) for Awards that are subject to Section 409A, "disability" shall have the meaning set forth in Section 409A(a)(2)(c) of the Code.

(n)   "Disqualified Individual" shall have the meaning set forth in Section 280G(c) of the Code.

(o)   "Dividend Equivalent" means a right, granted under Section 5(g), to receive cash, Shares, or other property equal in value to dividends paid with respect to a specified number of Shares. Dividend Equivalents may be awarded on a free-standing basis or in connection with another Award, and may be paid currently or on a deferred basis; provided, however, that no Dividend Equivalents may be awarded in connection with, or related to, any unvested Awards or Awards of Options or SARs.

(p)   "EBITDA" means earnings before interest, taxes, depreciation, and amortization, determined before (i) the payment of awards pursuant to the Company's 2015 Omnibus Incentive Plan, Amended and Restated 2002 Long-Term Incentive and Share Award Plan, or the Plan (but after the payment of other management compensation), (ii) the impact of the lower of cost or market adjustments, and (iii) any gains (losses) on the sale of property, plant, and equipment, in each case, as determined by the Board or the Committee in good faith.

(q)   "Effective Date" means December 5, 2024, the date the Plan was approved by stockholders of the Company.

(r)   "Eligible Person" means (i) an employee or consultant, including any former employee serving as a consultant, of the Company, a Subsidiary, or an Affiliate, including any director who is an employee, or (ii) a Director. Notwithstanding any provisions of this Plan to the contrary, an Award may be granted to an employee or consultant, in connection with his or her hiring or retention prior to the date the employee or consultant first performs services for the Company, a Subsidiary, or an Affiliate; provided, however, that any such Award shall not become vested prior to the date the employee or consultant first performs such services.

(s)   "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time. References to any provision of the Exchange Act shall be deemed to include successor provisions thereto and rules and regulations thereunder.

(t)   "Fair Market Value" means, with respect to Shares or other property, the fair market value of such Shares or other property determined by such methods or procedures as shall be established from time to time by the Committee. If the Shares are listed on any established stock exchange or a national market system, unless otherwise determined by the Committee in good faith, the "Fair Market Value of Shares" shall mean the closing price per Share on the date of grant or such other determination date (or, if the Shares were not traded on that day, the next preceding day that the Shares were traded) on the principal exchange or market system on which the Shares are traded (if there is more than one such exchange or market the Committee shall determine the appropriate exchange or market), as such prices are officially quoted on such exchange or market.

(u)   "GAAP" means generally accepted accounting principles in the United States of America in effect from time to time.

(v)   "ISO" means any option intended to be and designated as an incentive stock option within the meaning of Section 422 of the Code.

(w)   "Net Debt" means an amount equal to the sum of (i) all indebtedness of the Company for borrowed money then outstanding, including (A) the face value of any bonds, notes, debentures, or similar instruments, and (B) any amounts outstanding under or drawn on credit facilities or other borrowing-based facilities, plus (ii) any capital lease obligations of the Company, minus (iii) cash and cash equivalents, in all cases determined by the Board or the Committee in good faith.

(x)   "NQSO" means any Option that is not an ISO.

(y)   "Option" means a right granted under Section 5(b), to purchase Shares.

(z)   "Other Agreement" means any agreement, contract, or understanding heretofore or hereafter entered into by a Participant with the Company or an Affiliate, except an agreement, contract, or understanding that expressly addresses Sections 280G and/or 4999 of the Code.

(aa)   "Other Share-Based Award" means a right, granted under Section 5(h), that relates to or is valued by reference to Shares.

(bb)   "Parachute Payment" means a "parachute payment" within the meaning of Section 280G(b)(2) of the Code.

(cc)   "Participant" means an Eligible Person who has been granted an Award under the Plan.

(dd)   "Performance Cash Award" means a performance cash award granted under Section 5(f).

(ee)   "Performance Share" means a performance share granted under Section 5(f).

(ff)   "Performance Unit" means a performance unit granted under Section 5(f).

(gg)   "Person" means an individual, a corporation, a partnership, a limited liability company, an association, a trust, or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

(hh)   "Plan" means this 2024 Omnibus Incentive Plan, as it may be amended from time to time.

(ii)   "Restricted Shares" means an Award of Shares under Section 5(d) that may be subject to certain restrictions and to a risk of forfeiture.

(jj)   "Restricted Share Unit" means a right, granted under Section 5(e), to receive Shares or cash at the end of a specified deferral period.

(kk)   "Rule 16b-3" means Rule 16b-3, as from time to time in effect and applicable to the Plan and Participants, promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act.

(ll)   "SAR" means the right, granted under Section 5(c), to be paid an amount measured by the difference between the exercise price of the right and the Fair Market Value of Shares on the date of exercise of the right, with payment to be made in cash, Shares, or property as specified in the Award or determined by the Committee.

(mm)   "Section 409A" means Section 409A, as it has been and may be amended from time to time, and any proposed or final Treasury Regulations and Internal Revenue Service guidance that has been promulgated or may be promulgated thereunder from time to time.

(nn)   "Separation from Service" shall have the meaning set forth in Section 409A.

(oo)   "Shares" means common stock, $.01 par value per share, of the Company.

(pp)   "Short-Term Deferral Period" shall have the meaning set forth in Section 409A.

(qq)   "Subsidiary" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations (other than the last corporation in the unbroken chain) owns shares possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain.

(rr)   "Ten Percent Shareholder" means a natural Person who owns more than ten percent of the total combined voting power of all classes of stock of the Company, the Company's parent (if any), or any of the Company's Subsidiaries. In determining stock ownership, the attribution rules of Section 424(d) of the Code shall be applied.

3. Administration.

(a)   *Authority of the Committee.* The Plan shall be administered by the Committee, and the Committee shall have full and final authority to take the following actions, in each case subject to and consistent with the provisions of the Plan:

   (i)   to select Eligible Persons to whom Awards may be granted;

   (ii)   to designate Affiliates;

   (iii)   to determine the type or types of Awards to be granted to each Eligible Person;

   (iv)   to determine the type and number of Awards to be granted, the number of Shares to which an Award may relate, the terms and conditions of any Award granted under the Plan (including, but not limited to, any exercise price, grant price, or purchase price and any bases for adjusting such exercise, grant, or purchase price, any restriction or condition, any schedule for lapse of restrictions or conditions relating to transferability or forfeiture, exercisability, or settlement of an Award, and waiver or accelerations thereof, and waivers of performance conditions relating to an Award, based in each case on such considerations as the Committee shall determine), and all other matters to be determined in connection with an Award;

   (v)   to determine whether, to what extent, and under what circumstances an Award may be settled, or the exercise price of an Award may be paid, in cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, exchanged, or surrendered;

   (vi)   to determine whether, to what extent, and under what circumstances cash, Shares, other Awards, or other property payable with respect to an Award will be deferred either automatically, at the election of the Committee, or at the election of the Eligible Person;

   (vii)   to prescribe the form of each Award Agreement, which need not be identical for each Eligible Person;

   (viii)   to adopt, amend, suspend, waive, and rescind such rules and regulations, and appoint such agents as the Committee may deem necessary or advisable to administer the Plan, consistent with applicable law;

   (ix)   to correct any defect or supply any omission or reconcile any inconsistency in the Plan and construe and interpret the Plan and any Award, rules and regulations, Award Agreement, or other instrument hereunder;

   (x)   to accelerate the exercisability or vesting of all or any portion of any Award or to extend the period during which an Award is exercisable, but not beyond the expiration of the term of the Award, including, but not limited to, when a Participant is subject to a Separation of Service as a result of Disability or death; and

   (xi)   to make all other decisions and determinations as may be required under the terms of the Plan or as the Committee may deem necessary or advisable for the administration of the Plan.

(b)   *Manner of Exercise of Committee Authority.* The Committee shall have sole discretion in exercising its authority under the Plan. Any action of the Committee with respect to the Plan shall be final, conclusive, and binding on all Persons, including the Company, Subsidiaries, Affiliates, Eligible Persons, any Person claiming any rights under the Plan from or through any Eligible Person, and shareholders. The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee.

The Committee may delegate to other members of the Board or officers or managers of the Company or any Subsidiary or Affiliate the authority, subject to such terms as the Committee shall determine, to perform administrative functions and, with respect to Awards granted to Eligible Persons not subject to Section 16 of the Exchange Act, to perform such other functions as the Committee may determine, to the extent permitted under Rule 16b-3 (if applicable) and applicable law.

(c)   *Limitation of Liability.* Each member of the Committee shall be entitled to, in good faith, rely or act upon any report or other information furnished to him or her by any officer or other employee of the Company or any Subsidiary or Affiliate, the Company's independent certified public accountants, or other professional retained by the Company to assist in the administration of the Plan. No member of the Committee, and no officer or employee of the Company acting on behalf of the Committee, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Committee and any officer or employee of the Company acting on their behalf shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action, determination, or interpretation.

(d)   *No Option or SAR Repricing Without Shareholder Approval.* Except as provided in the first sentence of Section 4(d) hereof relating to certain anti-dilution adjustments, unless the approval of shareholders of the Company is obtained, Options and SARs issued under the Plan shall not be (i) amended to lower their exercise price, (ii) exchanged for other Options or SARs with lower exercise prices, (iii) with respect to Options and SARs with an exercise price above the current Fair Market Value of a Share, canceled in exchange for cash or other securities, or (iv) any other action which is considered a "repricing" for purposes of the shareholder approval rules of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or quoted.

4. Shares Subject to the Plan.

(a)   Subject to adjustment as provided in Section 4(d) hereof, the total number of Shares reserved for issuance in connection with Awards under the Plan shall be 1,500,000. From and after the Effective Date, no awards shall be granted under the Company's 2015 Omnibus Incentive Plan ("2015 Plan") or Amended and Restated 2002 Long-Term Incentive and Share Award Plan ("2002 Plan"); however, any 2015 Plan or 2002 Plan Awards shall continue to be subject to the terms and conditions of their applicable plan. The number of shares, if any, that are subject to Awards issued under the 2015 Plan or 2002 Plan that are forfeited, canceled, terminated, or surrendered on or after the Effective Date shall be extinguished and unavailable for Awards under the Plan, the 2015 Plan, or 2002 Plan. Therefore, only 1,500,000 Shares will be issuable under the Plan as of the Effective Date. All Shares issuable under the Plan may be issued as ISOs. Shares issued or to be issued under the Plan shall be authorized but unissued shares or, to the extent permitted by applicable law, issued shares that have been reacquired by the Company. No Award may be granted if the number of Shares to which such Award relates, when added to the number of Shares previously issued under the Plan, exceeds the number of Shares reserved under the preceding sentence. Awards under the Plan that are forfeited, canceled, terminated, exchanged, or surrendered, or such Award is settled in cash or otherwise terminates without a distribution of Shares to the Participant, any Shares counted against the number of Shares reserved and available under the Plan with respect to such Award will, to the extent of any such forfeiture, settlement, termination, cancellation, exchange, or surrender, again be available for Awards under the Plan. Upon the exercise of any Award granted in tandem with any other Awards, such related Awards shall be canceled to the extent of the number of Shares as to which the Award is exercised. The number of Shares reserved and available under the Plan will not be increased by the number of Shares (A) tendered, withheld, or subject to an Award granted under the Plan surrendered in connection with the purchase of Shares upon exercise of an Option, (B) that were not issued upon the net settlement or net exercise of a Share-settled SAR granted under the Plan, (C) deducted or delivered from payment of an Award granted under the Plan in connection with the Company's tax withholding obligations as provided in Section 9(c), or (D) purchased by the Company with proceeds from Option exercises.

(b)   Shares covered by an Award shall be counted as used as of the date of grant of such Award for purposes of calculating the number of Shares available for issuance under Section 4(a). The number of Shares subject to an Award will be counted against the share limit set forth in Section 4(a) as one Share for every one Share subject to such Award. The target number of Shares issuable under a Performance Share or Performance Unit grant shall be counted against the share limit set forth in Section 4(a) in accordance with this Section 4(b) as of the date of grant of such Award, but such number shall be adjusted to reflect the actual number of Shares issued upon settlement of the Performance Shares or Performance Units, as applicable, to the extent different from such target number of Shares. Awards that do not entitle the Participant thereof to receive or purchase Shares and Awards that are settled in cash shall not be counted against the share limit set forth in Section 4(a).

(c)   The Committee shall have the right to substitute or assume Awards in connection with mergers, reorganizations, separations, or other transactions to which Section 424(a) of the Code applies. The number of Shares reserved pursuant to Section 4(a) may be increased by the corresponding number of Awards assumed and, in the case of a substitution, by the net increase in the number of Shares subject to Awards before and after the substitution.

(d)   In the event that the Committee shall determine that any dividend in Shares, recapitalization, Share split, reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, or other similar corporate transaction or event affects the Shares such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of Eligible Persons under the Plan, then the Committee shall make such equitable changes or adjustments as it deems appropriate and, in such manner as it may deem equitable, adjust any or all of (i) the number and kind of shares which may thereafter be issued under the Plan, (ii) the number and kind of shares, other securities or other consideration issued or issuable in respect of outstanding Awards, and (iii) the exercise price, grant price, or purchase price relating to any Award; provided, however, in each case that, with respect to ISOs, such adjustment shall be made in accordance with Section 424(a) of the Code, unless the Committee determines otherwise.

(e)   Any Shares distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or treasury Shares including Shares acquired by purchase in the open market or in private transactions.

5. Specific Terms of Awards.

(a)   *General.* Awards may be granted on the terms and conditions set forth in this Section 5. In addition, the Committee may impose on any Award or the exercise thereof, at the date of grant or thereafter (subject to Section 9(d)), such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine, including terms regarding forfeiture of Awards or continued exercisability of Awards in the event of termination of service by the Eligible Person.

(b)   *Options*. The Committee is authorized to grant Options, which may be NQSOs or ISOs, to Eligible Persons on the following terms and conditions:

    (i)   *Exercise Price.* The exercise price per Share purchasable under an Option shall be determined by the Committee; provided, however, that the exercise price per Share of an Option shall not be less than the Fair Market Value of a Share on the date of grant of the Option; provided, further, that, in the event that a Participant is a Ten Percent Shareholder, the exercise price of an Option granted to such Participant that is intended to be an ISO shall be not less than 110% of the Fair Market Value of one Share on the date of grant of such Option.

    (ii)   *Option Term.* The term of each Option shall be determined by the Committee; provided, however, that such term shall not be longer than ten years from the date of grant of the Option; provided, further, that, in the event that the Participant is a Ten Percent Shareholder, an Option granted to such Participant that is intended to be an ISO shall not be exercisable after the fifth anniversary of the date of grant of such Option; provided, further, that, to the extent deemed necessary or appropriate by the Committee to reflect differences in local law, tax policy, or custom with respect to any Option granted to a Participant who is a foreign national or who is employed outside the United States, such Option may have a term that is longer than ten years from the date of grant of the Option as the Committee shall determine.

    (iii)   *Time and Method of Exercise.* The Committee shall determine at the date of grant or thereafter the time or times at which an Option may be exercised in whole or in part (including, without limitation, upon achievement of performance criteria if deemed appropriate by the Committee), the methods by which such exercise price may be paid or deemed to be paid (including, without limitation, cashless exercises, net share settlements, or broker-assisted exercise arrangements), the form of such payment (including, without limitation, cash, Shares, or other property), and the methods by which Shares will be delivered or deemed to be delivered to Eligible Persons; provided, however, that in no event may any portion of the exercise price be paid with Shares acquired either under an Award granted pursuant to this Plan, upon exercise of a stock option granted under another Company plan or as a stock bonus or other stock award granted under another Company plan unless, in any such case, the Shares were acquired and vested more than six months in advance of the date of exercise.

(iv)   *ISOs.* The terms of any ISO granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code, including but not limited to the requirement that the ISO shall be granted within ten years from the earlier of the date of adoption or shareholder approval of the Plan. An Option shall constitute an ISO only (a) if the Participant of such Option is an employee of the Company or any Subsidiary, (b) to the extent specifically provided in the related Award Agreement, and (c) to the extent that the aggregate Fair Market Value (determined at the time such Option is granted) of the Shares with respect to which all ISOs held by such Participant become exercisable for the first time during any calendar year (under the Plan and all other plans of the Company and its Affiliates) does not exceed $100,000. Except to the extent provided in the regulations under Section 422 of the Code, this limitation shall be applied by taking Options into account in the order in which they were granted. Each Participant awarded an ISO under the Plan shall notify the Company in writing immediately after the date he or she makes a disqualifying disposition of any Common Stock acquired pursuant to the exercise of such ISO. A disqualifying disposition is any disposition (including, without limitation, any sale) of such Common Stock before the later of (A) two years after the Date of Grant of the ISO, or (B) one year after the date of exercise of the ISO. The Company may, if determined by the Committee and in accordance with procedures established by the Committee, retain possession, as agent for the applicable Participant, of any Common Stock acquired pursuant to the exercise of an ISO until the end of the period described in the preceding sentence, subject to complying with any instructions from such Participant as to the sale of such Common Stock.

(c)   *SARs.* The Committee is authorized to grant SARs to Eligible Persons on the following terms and conditions:

(i)   *Right to Payment.* A SAR shall confer on the Eligible Person to whom it is granted a right to receive with respect to each Share subject thereto, upon exercise thereof, the excess of (A) the Fair Market Value of one Share on the date of exercise (or, if the Committee shall so determine in the case of any such right, the Fair Market Value of one Share at any time during a specified period before or after the date of exercise) over (B) the exercise price of the SAR as determined by the Committee as of the date of grant of the SAR (which shall not be less than the Fair Market Value per Share on the date of grant of the SAR and, in the case of a SAR granted in tandem with an Option, shall be equal to the exercise price of the underlying Option). The Company shall pay such amount in cash, in shares of Common Stock valued at Fair Market Value, or any combination thereof, as determined by the Committee.

(ii)   *Other Terms*. The Committee shall determine, at the time of grant or thereafter, the time or times at which a SAR may be exercised in whole or in part (which shall not be more than ten years after the date of grant of the SAR), the method of exercise, method of settlement, form of consideration payable in settlement, method by which Shares will be delivered or deemed to be delivered to Eligible Persons, whether or not a SAR shall be in tandem with any other Award, and any other terms and conditions of any SAR; provided, that if the SAR exercise period would expire at a time when trading in the shares of Common Stock is prohibited by the Company's insider trading policy or Company-imposed blackout period, then the SAR exercise period shall be automatically extended until the earlier of (A) the 30th day following the expiration of such prohibition, and (B) the expiration of the original SAR Period. Unless the Committee determines otherwise, a SAR (1) granted in tandem with an NQSO may be granted at the time of grant of the related NQSO or at any time thereafter, and (2) granted in tandem with an ISO may only be granted at the time of grant of the related ISO.

(d)   *Restricted Shares.* The Committee is authorized to grant Restricted Shares to Eligible Persons on the following terms and conditions:

(i)   *Issuance and Restrictions.* Restricted Shares shall be subject to such restrictions on transferability and other restrictions, if any, as the Committee may impose at the date of grant or thereafter, which restrictions may lapse separately or in combination at such times, under such circumstances (including, without limitation, upon achievement of performance criteria if deemed appropriate by the Committee), in such installments, or otherwise, as the Committee may determine. Except to the extent restricted under the Award Agreement relating to the Restricted Shares, an Eligible Person granted Restricted Shares shall have all of the rights of a shareholder including, without limitation, the right to vote Restricted Shares and the right to receive dividends thereon; provided, however, that any dividends be subject to the same restrictions as the Restricted Shares and will be held in escrow and subject to forfeiture until such time as the Restricted Shares become fully vested.

(ii)   *Forfeiture.* Except as otherwise determined by the Committee, at the date of grant or thereafter, upon termination of service during the applicable restriction period, Restricted Shares and any accrued but unpaid dividends or Dividend Equivalents that are at that time subject to restrictions shall be forfeited; provided, however, that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Shares will be waived in whole or in part in the event of terminations resulting from specified Causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Shares.

(iii)   *Certificates for Shares and Book-Entry.* Restricted Shares granted under the Plan may be evidenced in such manner as the Committee shall determine, which may include book-entry form (subject to the Company's direction) or the issuance of certificates. If certificates representing Restricted Shares are registered in the name of the Eligible Person, such certificates shall bear an appropriate legend, or in the case of book-entry shares, a notation, referring to the terms, conditions, and restrictions applicable to such Restricted Shares, and the Company shall retain physical possession of any certificates issued.

(iv)   *Dividends.* Dividends paid on vested Restricted Shares shall be either paid at the dividend payment date, or deferred for payment to such date as determined by the Committee, in cash or in unrestricted Shares having a Fair Market Value equal to the amount of such dividends; provided, however, that dividends payable in respect of Restricted Shares that vest based on the achievement of performance criteria shall be subject to all conditions and restrictions of the underlying Restricted Shares to which they relate. Any dividends paid on unvested Restricted Shares will be subject to the same restrictions as the Restricted Shares and will be held in escrow and subject to forfeiture until such time as the Restricted Shares become fully vested. Shares distributed in connection with a Share split or dividend in Shares, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Shares with respect to which such Shares or other property has been distributed.

(e)   *Restricted Share Units.* The Committee is authorized to grant Restricted Share Units to Eligible Persons, subject to the following terms and conditions:

(i)   *Award and Restrictions.* Delivery of Shares or cash, as the case may be, will occur upon expiration of the deferral period specified for Restricted Share Units by the Committee (or, if permitted by the Committee, as elected by the Eligible Person). In addition, Restricted Share Units shall be subject to such restrictions as the Committee may impose, if any (including, without limitation, the achievement of performance criteria if deemed appropriate by the Committee), at the date of grant or thereafter, which restrictions may lapse at the expiration of the deferral period or at earlier or later specified times, separately or in combination, in installments or otherwise, as the Committee may determine.

(ii)   *Forfeiture.* Except as otherwise determined by the Committee at date of grant or thereafter, upon termination of service (as determined under criteria established by the Committee) during the applicable deferral period or portion thereof to which forfeiture conditions apply (as provided in the Award Agreement evidencing the Restricted Share Units), or upon failure to satisfy any other conditions precedent to the delivery of Shares or cash to which such Restricted Share Units relate, all Restricted Share Units that are at that time subject to deferral or restriction shall be forfeited; provided, however, that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Share Units will be waived in whole or in part in the event of termination resulting from specified Causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Share Units.

(f)   *Performance Shares, Performance Units, and Performance Cash Awards.* The Committee is authorized to grant Performance Shares, Performance Units, and Performance Cash Awards to Eligible Persons on the following terms and conditions:

(i)   *General; Performance Period.* The right of a Participant to exercise or to receive a grant or settlement of any Performance Share, Performance Unit, or Performance Cash Award, and the timing thereof, shall be subject to such performance objectives as may be specified by the Committee. Except as provided in Section 5(f)(iii), the Committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions. The Committee shall determine a performance period (the

"Performance Period") of one or more years and shall determine the performance objectives for grants of Performance Shares, Performance Units, and Performance Cash Awards. Performance Periods may overlap and Eligible Persons may participate simultaneously with respect to Performance Shares, Performance Units, and Performance Cash Awards for which different Performance Periods are prescribed.

(ii) *Performance Criteria for Awards.* The performance objectives for Awards may vary from Eligible Person to Eligible Person and shall be based upon one or more of the following performance criteria as the Committee may deem appropriate, and in any relative proportion to the extent multiple goals are used in combination:

(A) reported EBITDA results for the Company's mountain segment;

(B) reported EBITDA results for the Company's lodging segment;

(C) reported EBITDA results on a resort basis (which is a combination of the Company's reported mountain segment EBITDA and reported lodging segment EBITDA);

(D) reported EBITDA results for the Company's real estate segment;

(E) reported EBITDA results excluding stock-based compensation expense for any of the Company's mountain, lodging or real estate segments, and/or on a resort basis;

(F) real estate segment goals, including pre-sales targets, sales, closing timing and profitability targets, and construction related approvals and timing milestones;

(G) revenue;

(H) net income;

(I) net income excluding stock-based compensation;

(J) pretax earnings;

(K) earnings before interest expense, taxes, depreciation, and amortization;

(L) operating margin;

(M) earnings per share;

(N) return on equity;

(O) return on capital;

(P) return on investment;

(Q) operating earnings;

(R) working capital;

(S) ratio of debt to stockholders' equity;

(T) Net Debt;

(U) ratio of Net Debt to Reported EBITDA;

(V) total stockholder return; and/or

(W) such combination of the foregoing performance-based criteria as the Committee shall determine in its sole discretion.

The foregoing performance criteria may be determined by reference to the performance of the Company, or of a Subsidiary or Affiliate, or of a division or unit of any of the foregoing. Performance under any of the foregoing performance criteria (1) may be used to measure the performance of (a) the Company, its Subsidiaries, and other Affiliates as a whole, (b) the Company, any Subsidiary, any other Affiliate, or any combination thereof, or (c) any one or more business units or operating segments of the Company, any Subsidiary, and/or any other Affiliate, in each case as the Committee, in its sole discretion, deems appropriate, (2) may be compared to the performance of one or more other companies or one or more published or special indices designated or approved by the Committee for such comparison, as the Committee, in its sole discretion, deems appropriate, (3) may be stated as a combination of one or more performance objectives, and (4) may be measured on an absolute or relative basis and on a GAAP or non-GAAP basis. In addition, the Committee, in its sole discretion, may select performance under the total shareholder return performance criteria specified above for comparison to performance under one or more stock market indices designated or approved by the Committee. The Committee shall also have the authority to provide for accelerated vesting of any Award intended to qualify as performance-based compensation based on the achievement of performance objectives pursuant to the performance criteria specified above.

(iii) *Evaluation of Performance.* The Committee may provide in any Performance Share, Performance Unit, or Performance Cash Award that any evaluation of performance may include or exclude any of the following events that occur during a Performance Period: (A) asset write-downs; (B) litigation or claims, judgments, or settlements; (C) the effect of changes in tax laws, accounting principles, or other laws or provisions affecting reported results; (D) any reorganization or restructuring events or programs; (E) extraordinary, non-core, non-operating, or non-recurring items; (F) acquisitions or divestitures; (G) foreign exchange gains and losses; (H) impact of shares of stock purchased through share repurchase programs; (I) tax valuation allowance reversals; (J) impairment expense; and (K) environmental expense.

(iv) *Award Value.* At the beginning of a Performance Period, the Committee shall determine for each Eligible Person or group of Eligible Persons with respect to that Performance Period (A) the range of number of Shares, if any, in the case of Performance Shares, (B) the range of dollar values, if any, in the case of Performance Units, or (C) the range of cash awards in the case of Performance Cash Awards which may be fixed or may vary in accordance with such performance or other criteria specified by the Committee, which shall be paid to an Eligible Person as an Award if the relevant measure of Company performance for the Performance Period is met.

(v) *Significant Events.* If during the course of a Performance Period there shall occur significant events as determined by the Committee which the Committee expects to have a substantial effect on a performance objective during such period, the Committee may revise such objective; provided, however, that, the Committee shall not have any discretion to increase the amount of compensation payable under an Award. The Committee may, in its sole discretion, reduce the amount of a payment otherwise to be made in connection with Performance Shares, Performance Units, and Performance Cash Awards.

(vi) *Forfeiture.* Except as otherwise determined by the Committee, at the date of grant or thereafter, upon termination of service during the applicable Performance Period, Performance Shares, Performance Units, and Performance Cash Awards for which the Performance Period was prescribed shall be forfeited; provided, however, that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in an individual case, that restrictions or forfeiture conditions relating to Performance Shares, Performance Units, and Performance Cash Awards will be waived in whole or in part in the event of terminations resulting from specified Causes, and the Committee may in other cases waive in whole or in part the forfeiture of Performance Shares, Performance Units, and Performance Cash Awards.

(vii) *Payment.* Each Performance Share or Performance Unit may be paid in whole Shares, or cash, or a combination of Shares and cash either as a lump sum payment or in installments, all as the Committee shall determine, at the time of grant of the Performance Share or Performance Unit or otherwise, commencing as soon as practicable after the end of the relevant Performance Period; provided, that unless specifically provided in the applicable Award Agreement, payment in respect of an Award shall occur no later than the fifteenth day of the third month following the end of the fiscal year in which such Performance Period ends. Each Performance Cash Award shall be paid in cash, commencing as soon as practicable after the end of the relevant Performance Period; provided, that unless specifically provided in the applicable Award Agreement, payment in respect of an Award shall occur no later than the fifteenth day of the third month following the end of the fiscal year in which such Performance Period ends.

(g) *Dividend Equivalents.* The Committee is authorized to grant Dividend Equivalents to Eligible Persons. The Committee may provide, at the date of grant or thereafter, that Dividend Equivalents shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional Shares, or other investment vehicles as the Committee may specify; provided, however, that Dividend Equivalents (other than freestanding Dividend Equivalents) shall be subject to all conditions and restrictions of the underlying Awards to which they relate; provided, further, that no Dividend Equivalents may be awarded in connection with, or related to, any unvested Award or Awards of Options or SARs.

(h)   *Other Share-Based Awards.* The Committee is authorized, subject to limitations under applicable law, to grant to Eligible Persons such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares, as deemed by the Committee to be consistent with the purposes of the Plan, including, without limitation, subject to Section 6(f), unrestricted shares awarded purely as a "bonus" and not subject to any restrictions or conditions, other rights convertible or exchangeable into Shares, purchase rights for Shares, Awards with value and payment contingent upon performance of the Company or any other factors designated by the Committee, and Awards valued by reference to the performance of specified Subsidiaries or Affiliates. The Committee shall determine the terms and conditions of such Awards at date of grant or thereafter. Shares delivered pursuant to an Award in the nature of a purchase right granted under this Section 5(h) shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including, without limitation, cash, Shares, notes or other property, as the Committee shall determine. Cash awards, as an element of or supplement to any other Award under the Plan, shall also be authorized pursuant to this Section 5(h).

6. Certain Provisions Applicable to Awards.

(a)   *Stand-Alone, Additional, Tandem, and Substitute Awards.* Awards granted under the Plan may, in the discretion of the Committee, be granted to Eligible Persons either alone or in addition to, in tandem with, or in exchange or substitution for, any other Award granted under the Plan or any award granted under any other plan or agreement of the Company, any Subsidiary or Affiliate, or any business entity to be acquired by the Company or a Subsidiary or Affiliate, or any other right of an Eligible Person to receive payment from the Company or any Subsidiary or Affiliate, provided that any such exchange or substitution does not constitute a "repricing" for purposes of the shareholder approval rules of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or quoted. Awards may be granted in addition to or in tandem with such other Awards or awards, and may be granted either as of the same time as or a different time from the grant of such other Awards or awards. Subject to the provisions of Section 3(d) prohibiting Option and SAR repricing without shareholder approval, the per Share exercise price of any Option, grant price of any SAR, or purchase price of any other Award conferring a right to purchase Shares which is granted, in connection with the substitution of awards granted under any other plan or agreement of the Company or any Subsidiary or Affiliate or any business entity to be acquired by the Company or any Subsidiary or Affiliate, shall be determined by the Committee, in its discretion.

(b)   *Terms of Awards.* The term of each Award granted to an Eligible Person shall be for such period as may be determined by the Committee; provided, however, that in no event shall the term of any Option or a SAR granted in tandem therewith exceed a period of ten years from the date of its grant (or such shorter period as may be applicable under Section 422 of the Code).

(c)   *Form of Payment Under Awards.* Subject to the terms of the Plan and any applicable Award Agreement, payments to be made by the Company or a Subsidiary or Affiliate upon the grant, maturation, or exercise of an Award may be made in such forms as the Committee shall determine at the date of grant or thereafter, including, without limitation, cash, Shares, or other property, and may be made in a single payment or transfer, in installments, or on a deferred basis. The Committee may make rules relating to installment or deferred payments with respect to Awards, including the rate of interest to be credited with respect to such payments.

(d)   *Non-transferability.* Unless otherwise set forth by the Committee in an Award Agreement, Awards (except for vested shares) shall not be transferable by an Eligible Person, except with respect to Awards subject to Section 409A and Incentive Stock Options, the Committee may permit or provide in an Award for the gratuitous transfer of the Award by the Eligible Person to or for the benefit of any immediate family member, family trust or other entity established for the benefit of the Eligible Person and/or an immediate family member thereof if the Company would be eligible to use a Form S-8 under the Securities Act for the registration of the sale of the Common Stock subject to such Award to such proposed transferee.

(e)   *Non-competition.* The Committee may, by way of the Award Agreements or otherwise, establish such other terms, conditions, restrictions and/or limitations, if any, of any Award, provided they are not inconsistent with the Plan, including, without limitation, the requirement that the Participant not engage in competition with the Company.

(f)   *Minimum Vesting Period.* Except with respect to a maximum of five percent of the number of Shares reserved under the Plan pursuant to Section 4(a), and except as otherwise provided in Section 7, no Award shall provide for vesting which is any more rapid than vesting on the one year anniversary of the date of grant of such Award or, with respect to Awards that vest upon the attainment of performance goals, a Performance Period that is less than 12 months.

7. Effect of Change in Control.

Except as otherwise provided in the applicable Award Agreement, in an Other Agreement, or as otherwise set forth in writing, upon the occurrence of a Change in Control, and subject to the requirements and limitations of Section 409A (if applicable), in the event of a Change in Control, the following provisions shall apply to outstanding Awards:

(a)   The surviving, continuing, successor, or purchasing corporation or other business entity or parent thereof, as the case may be (the "Acquiror"), may, without the consent of any Participant, assume or continue the Company's rights and obligations under each or any Award or portion thereof outstanding immediately prior to the Change in Control or substitute for each or any such outstanding Award or portion thereof a substantially equivalent award with respect to the Acquiror's stock, as applicable; and

(b)   In the discretion of the Committee, outstanding Awards which are not assumed, substituted for, or otherwise continued by the Acquiror shall accelerate and become fully vested and exercisable (as applicable) effective immediately prior to, but contingent upon, the consummation of the Change in Control; provided, however, that any Award which has its vesting conditions based on performance goals that vests pursuant to this sentence shall only become vested based on (i) 100% of target levels, or (ii) actual results measured against the performance goals as of the Change in Control, and thereafter, all Awards shall terminate to the extent not exercised or settled as of the date of the Change in Control.

8. Parachute Limitations.

(a)   If any Participant is a Disqualified Individual, then, notwithstanding any other provision of the Plan or of any Other Agreement to the contrary and notwithstanding any Benefit Arrangement, any right of the Participant to any exercise, vesting, payment, or benefit under the Plan shall be reduced or eliminated:

(i)   to the extent that such right to exercise, vesting, payment, or benefit, taking into account all other rights, payments, or benefits to or for the Participant under the Plan, all Other Agreements, and all Benefit Arrangements, would cause any exercise, vesting, payment, or benefit to the Participant under the Plan to be considered a Parachute Payment; and

(ii)   if, as a result of receiving such Parachute Payment, the aggregate after-tax amounts received by the Participant from the Company under the Plan, all Other Agreements, and all Benefit Arrangements would be less than the maximum after-tax amount that could be received by the Participant without causing any such payment or benefit to be considered a Parachute Payment.

(b)   Except as required by Section 409A or to the extent that Section 409A permits discretion, the Committee shall have the right, in the Committee's sole discretion, to designate those rights, payments, or benefits under the Plan, all Other Agreements, and all Benefit Arrangements that should be reduced or eliminated so as to avoid having such rights, payments, or benefits be considered a Parachute Payment; provided, however, to the extent any payment or benefit constitutes deferred compensation under Section 409A, in order to comply with Section 409A, the Company shall instead accomplish such reduction by first reducing or eliminating any cash payments (with the payments to be made furthest in the future being reduced first), then by reducing or eliminating any accelerated vesting of Performance Shares, Performance Units, or Performance Cash Awards, then by reducing or eliminating any accelerated vesting of Options or SARs, then by reducing or eliminating any accelerated vesting of Restricted Shares, Restricted Share Units, then by reducing or eliminating any other remaining Parachute Payments.

9. General Provisions.

(a)   *Compliance with Legal and Trading Requirements.* The Plan, the granting and exercising of Awards thereunder, and the other obligations of the Company under the Plan and any Award Agreement, shall be subject to all applicable federal and state laws, rules and regulations, and to such approvals by any regulatory or governmental agency as may be required. The Company, in its discretion, may postpone the issuance or delivery of Shares under any Award until completion of such stock exchange or market system listing or registration or qualification of such Shares or other required action under any state or federal law, rule or regulation as the Company may consider appropriate, and may require any Participant to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Shares in compliance with applicable laws, rules and regulations. No provisions of the Plan shall be interpreted or construed to obligate the Company to register any Shares under federal or state law. The Shares issued under the Plan may be subject to such other restrictions on transfer as determined by the Committee.

(b) *No Right to Continued Employment or Service.* Neither the Plan nor any action taken thereunder shall be construed as giving any employee, consultant, or director the right to be retained in the employ or service of the Company or any of its Subsidiaries or Affiliates, nor shall it interfere in any way with the right of the Company or any of its Subsidiaries or Affiliates to terminate any employee's, consultant's or director's employment or service at any time.

(c) *Taxes.* The Company or any Subsidiary or Affiliate is authorized to withhold from any Award granted, any payment relating to an Award under the Plan, including from a distribution of Shares or any payroll or other payment to an Eligible Person, amounts of withholding and other taxes due in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company and Eligible Persons to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. This authority shall include authority to withhold or receive Shares or other property and to make cash payments in respect thereof in satisfaction of an Eligible Person's tax obligations. Notwithstanding the foregoing, the maximum number of Shares that may be withheld from any Award to satisfy any federal, state, or local tax withholding requirements upon the exercise, vesting, or lapse of restrictions applicable to any Award or payment of Shares pursuant to such Award, as applicable, may not exceed such number of Shares having a Fair Market Value equal to the minimum statutory amount required by the Company or the applicable Subsidiary or Affiliate to be withheld and paid to any such federal, state, or local taxing authority with respect to such exercise, vesting, lapse of restrictions, or payment of Shares, or such greater amount as may be permitted under applicable accounting standards.

(d) *Changes to the Plan and Awards.* The Board may amend, alter, suspend, discontinue, or terminate the Plan, or the Committee's authority to grant Awards under the Plan, without the consent of shareholders of the Company or Participants, except that any such amendment or alteration as it applies to ISOs shall be subject to the approval of the Company's shareholders to the extent such shareholder approval is required under Section 422 of the Code; provided, however, that, without the consent of an affected Participant, no amendment, alteration, suspension, discontinuation, or termination of the Plan may materially and adversely affect the rights of such Participant under any Award theretofore granted to him or her. Subject to the limitation on repricing in Section 3(d), the Committee may (i) waive any conditions or rights under; (ii) amend, modify or supplement the terms of; or (iii) amend, alter, suspend, discontinue or terminate, any Award theretofore granted, prospectively or retrospectively, which authority shall include the authority, in order to effectuate the purposes of the Plan but without amending the Plan, to make Awards or to modify outstanding Awards made to Eligible Persons who are foreign nationals or who are employed outside the United States to reflect differences in local law, tax policy, or custom; provided, however, that, without the consent of a Participant, no amendment, alteration, suspension, discontinuation or termination of any Award may materially and, adversely affect the rights of such Participant under any Award theretofore granted to him or her.

(e) *No Rights to Awards; No Shareholder Rights.* No Eligible Person or employee shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Eligible Persons and employees. Other than with respect to vested Restricted Shares, no Award shall confer on any Eligible Person any of the rights of a shareholder of the Company unless and until Shares are duly issued or transferred to the Eligible Person in accordance with the terms of the Award.

(f) *Unfunded Status of Awards.* The Plan is intended to constitute an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award shall give any such Participant any rights that are greater than those of a general creditor of the Company; provided, however, that the Committee may authorize the creation of trusts or make other arrangements to meet the Company's obligations under the Plan to deliver cash, Shares, other Awards, or other property pursuant to any Award, which trusts or other arrangements shall be consistent with the "unfunded" status of the Plan unless the Committee otherwise determines with the consent of each affected Participant.

(g) *Non-exclusivity of the Plan.* Neither the adoption of the Plan by the Board nor its submission to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of options and other awards otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

(h) *Not Compensation for Benefit Plans.* No Award payable under this Plan shall be deemed salary or compensation for the purpose of computing benefits under any benefit plan or other arrangement of the Company for the benefit of its employees, consultants, or directors unless the Company shall determine otherwise.

(i) *No Fractional Shares.* No fractional Shares shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash, other Awards, or other property shall be issued or paid in lieu of such fractional Shares or whether such fractional Shares or any rights thereto shall be forfeited or otherwise eliminated.

(j) *Section 409A.* The Plan is intended to comply with Section 409A to the extent subject thereto, and, accordingly, to the maximum extent permitted, the Plan will be interpreted and administered to be in compliance with Section 409A. Any payments described in the Plan that are due within the Short-Term Deferral Period will not be treated as deferred compensation unless applicable laws require otherwise. Notwithstanding any provision of the Plan to the contrary, to the extent required to avoid accelerated taxation and tax penalties under Section 409A, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to the Plan during the six-month period immediately following the Participant's Separation from Service will instead be paid on the first payroll date after the six-month anniversary of the Participant's Separation from Service (or the Participant's death, if earlier). Furthermore, notwithstanding anything in the Plan to the contrary, in the case of an Award that is characterized as deferred compensation under Section 409A, and pursuant to which settlement and delivery of the cash or Shares subject to the Award is triggered based on a Change in Control, in no event will a Change in Control be deemed to have occurred for purposes of such settlement and delivery of cash or Shares if the transaction is not also a "change in the ownership or effective control of" the Company or "a change in the ownership of a substantial portion of the assets of" the Company as determined under Treasury Regulation Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder). If an Award characterized as deferred compensation under Section 409A is not settled and delivered on account of the provision of the preceding sentence, the settlement and delivery shall occur on the next succeeding settlement and delivery triggering event that is a permissible triggering event under Section 409A. No provision of this Section 9(j) shall in any way affect the determination of a Change in Control for purposes of vesting in an Award that is characterized as deferred compensation under Section 409A. Notwithstanding the foregoing, neither the Company nor the Committee will have any obligation to take any action to prevent the assessment of any excise tax or penalty on any Participant under Section 409A, and neither the Company or an Affiliate nor the Board or the Committee will have any liability to any Participant for such tax or penalty.

(k) *Governing Law.* The validity, construction, and effect of the Plan, any rules and regulations relating to the Plan, and any Award Agreement shall be determined in accordance with the laws of the State of Delaware without giving effect to principles of conflict of laws.

(l) *Effective Date; Plan Termination.* The Plan was approved by the Board on September 25, 2024, subject to approval by stockholders of the Company. The Plan shall become effective as of the Effective Date. The Plan shall terminate as to future awards on the date which is ten years after the Effective Date. Upon the Effective Date, no further Awards may be made under the 2024 Plan.

(m) *Titles and Headings.* The titles and headings of the sections the Plan are for convenience of reference only. In the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

(n) *Data Protection.* By participating in the Plan or accepting any rights granted under it, each Eligible Person consents to the collection and processing of personal data relating to such participant so that the Company can fulfill their obligations and exercise its rights under the Plan and generally administer and manage the Plan. This data will include, but may not be limited to, data about participation in the Plan and shares offered or received, purchased, or sold under the Plan from time to time and other appropriate financial and other data (such as the date on which the Awards were granted) about such participant and his or her participation in the Plan.

(o) *Clawback/Forfeiture.* All incentive-based Awards shall be subject to reduction, cancellation, forfeiture or recoupment (i) to the extent necessary to comply with (A) any clawback, forfeiture or other similar policy adopted by the Board or Committee, and as in effect from time to time (including the Company's Executive Compensation Clawback Policy, as amended from time to time), and (B) applicable law, including, but not limited to, the applicable rules and regulations of the Securities and Exchange Commission and any securities exchange or inter-dealer quotation system on which the Common Stock is listed or quoted; and (ii) as the Committee may specify in an Award Agreement, upon the occurrence of other specified events, including, without limitation, failure to remit the amounts necessary to satisfy the Eligible Person's tax withholding obligations, termination for Cause, termination of the Eligible Person's provision of services to the Company or any Subsidiary or Affiliate, violation of material policies of the Company, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the Participant, or other conduct by the Participant that is detrimental to the business or reputation of the Company.

If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, if the Eligible Person knowingly or grossly negligently engaged in the misconduct, or knowingly or grossly negligently failed to prevent the misconduct, or if the Eligible Person is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002, the Eligible Person shall, to the extent required by Section 304 of the Sarbanes-Oxley Act of 2002, reimburse the Company the amount of any payment in settlement of an incentive-based Award earned or accrued during the 12 month period following the first public issuance or filing with the Securities and Exchange Commission (whichever just occurred) of the financial document embodying such financial reporting requirement.

To the extent that any policy adopted by the Company in order to comply with regulations issued pursuant to Section 10D of the Exchange Act, as required by Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, requires any Eligible Person to forfeit any incentive-based Award, or repay any amount paid with respect to any incentive-based Award, such policy shall be deemed incorporated into all outstanding incentive-based Awards to the extent required by such regulations, and all Eligible Persons subject to such regulations, by accepting any incentive-based Award, shall be deemed to have consented to the inclusion of provisions in their Award Agreement as determined by the Committee to be necessary or appropriate to comply with such regulations.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended July 31, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 001-09614



Vail Resorts, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**51-0291762**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

390 Interlocken Crescent	
Broomfield, Colorado	**80021**
(Address of principal executive offices)	(Zip Code)

(303) 404-1800

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01 par value	**MTN**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.
☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
☐ Yes ☒ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based on the closing price of $222.00 per share as reported on the New York Stock Exchange Composite Tape on January 31, 2024 (the last business day of the registrant's most recently completed second fiscal quarter) was $8,336,162,160.

As of September 23, 2024, 37,485,473 shares of the registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for its 2024 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days of July 31, 2024 are incorporated by reference herein into Part III, Items 10 through 14, of this Annual Report.

Table of Contents

	PART I	
Item 1.	Business	4
Item 1A.	Risk Factors	24
Item 1B.	Unresolved Staff Comments	37
Item 1C.	Cybersecurity	37
Item 2.	Properties	39
Item 3.	Legal Proceedings	42
Item 4.	Mine Safety Disclosures	42
	PART II	
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	43
Item 6.	Reserved	44
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	44
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	62
Item 8.	Financial Statements and Supplementary Data	63
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	104
Item 9A.	Controls and Procedures	104
Item 9B.	Other Information	105
Item 9C.	Disclosure Reporting Regarding Foreign Jurisdictions that Prevent Inspections	105
	PART III	
Item 10.	Directors, Executive Officers and Corporate Governance	105
Item 11.	Executive Compensation	105
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	105
Item 13.	Certain Relationships and Related Transactions, and Director Independence	105
Item 14.	Principal Accounting Fees and Services	106
	PART IV	
Item 15.	Exhibits, Financial Statement Schedules	106
Item 16.	Form 10-K Summary	109

FORWARD-LOOKING STATEMENTS

Except for any historical information contained herein, the matters discussed or incorporated by reference in this Annual Report on Form 10-K (this "Form 10-K") contain certain forward-looking statements within the meaning of the federal securities laws. These statements relate to analyses and other information, available as of the date hereof which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our contemplated future prospects, developments and business strategies.

These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and similar terms and phrases, including references to assumptions. Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that such plans, intentions or expectations will be achieved. Important factors that could cause actual results to differ materially from our forward-looking statements include, but are not limited to:

- *prolonged weakness in general economic conditions, including adverse effects on the overall travel and leisure related industries and our business and results of operations;*
- *risks associated with the effects of high or prolonged inflation, elevated interest rates and financial institution disruptions;*
- *unfavorable weather conditions or the impact of natural disasters or other unexpected events;*
- *the ultimate amount of refunds that we could be required to refund to our pass product holders for qualifying circumstances under our Epic Coverage program;*
- *the willingness or ability of our guests to travel due to terrorism, the uncertainty of military conflicts or public health emergencies, and the cost and availability of travel options and changing consumer preferences or discretionary spending habits;*
- *risks related to travel and airline disruptions, and other adverse impacts on the ability of our guests to travel;*
- *risks related to interruptions or disruptions of our information technology systems, data security or cyberattacks;*
- *risks related to our reliance on information technology, including our failure to maintain the integrity of our customer or employee data and our ability to adapt to technological developments or industry trends;*
- *our ability to acquire, develop and implement relevant technology offerings for customers and partners;*
- *the seasonality of our business combined with adverse events that may occur during our peak operating periods;*
- *competition in our mountain and lodging businesses or with other recreational and leisure activities;*
- *risks related to the high fixed cost structure of our business;*
- *our ability to fund resort capital expenditures, or accurately identify the need for, or anticipate the timing of certain capital expenditures;*
- *risks related to a disruption in our water supply that would impact our snowmaking capabilities and operations;*
- *our reliance on government permits or approvals for our use of public land or to make operational and capital improvements;*
- *risks related to resource efficiency transformation initiatives;*
- *risks related to federal, state, local and foreign government laws, rules and regulations, including environmental and health and safety laws and regulations;*
- *risks related to changes in security and privacy laws and regulations which could increase our operating costs and adversely affect our ability to market our products, properties and services effectively;*
- *potential failure to adapt to technological developments or industry trends regarding information technology;*
- *our ability to successfully launch and promote adoption of new products, technology, services and programs;*
- *risks related to our workforce, including increased labor costs, loss of key personnel and our ability to maintain adequate staffing, including hiring and retaining a sufficient seasonal workforce;*
- *our ability to successfully integrate acquired businesses, including their integration into our internal controls and infrastructure; our ability to successfully navigate new markets, including Europe; or that acquired businesses may fail to perform in accordance with expectations;*
- *a deterioration in the quality or reputation of our brands, including our ability to protect our intellectual property and the risk of accidents at our mountain resorts;*
- *risks related to scrutiny and changing expectations regarding our environmental, social and governance practices and reporting;*
- *risks associated with international operations, including fluctuations in foreign currency exchange rates where the Company has foreign currency exposure, primarily the Canadian and Australian dollars and the Swiss franc, as compared to the U.S. dollar;*
- *changes in tax laws, regulations or interpretations, or adverse determinations by taxing authorities;*

- *risks related to our indebtedness and our ability to satisfy our debt service requirements under our outstanding debt including our unsecured senior notes, which could reduce our ability to use our cash flow to fund our operations, capital expenditures, future business opportunities and other purposes;*
- *a materially adverse change in our financial condition;*
- *adverse consequences of current or future litigation and legal claims;*
- *changes in accounting judgments and estimates, accounting principles, policies or guidelines; and*
- *other risks and uncertainties included under Part I, Item 1A. "Risk Factors" in this document.*

All forward-looking statements attributable to us or any persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.

If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Given these uncertainties, users of the information included or incorporated by reference in this Form 10-K, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements. Actual results may differ materially from those suggested by the forward-looking statements that we make for a number of reasons including those described above and in Part I, Item 1A. "Risk Factors" of this Form 10-K. All forward-looking statements are made only as of the date hereof. Except as may be required by law, we do not intend to update these forward-looking statements, even if new information, future events or other circumstances have made them incorrect or misleading.

PART I

ITEM 1.   BUSINESS.

General

Vail Resorts, Inc., together with its subsidiaries, is referred to throughout this document as "we," "us," "our" or the "Company."

Vail Resorts, Inc., a Delaware corporation, was organized as a holding company in 1997 and operates through various subsidiaries. Our operations are grouped into three reportable segments: Mountain, Lodging and Real Estate, which represented approximately 88%, 12% and 0%, respectively, of our net revenue for our fiscal year ended July 31, 2024 ("Fiscal 2024").

Our Mountain segment operates 42 world-class destination mountain resorts and regional ski areas (collectively, our "Resorts"). Additionally, the Mountain segment includes ancillary services, primarily including ski school, dining and retail/rental operations.

In the Lodging segment, we own and/or manage a collection of luxury hotels and condominiums under our RockResorts brand, other strategic lodging properties and a large number of condominiums located in proximity to our North American mountain resorts, National Park Service ("NPS") concessioner properties including the Grand Teton Lodge Company ("GTLC"), which operates destination resorts in Grand Teton National Park, a Colorado resort ground transportation company and mountain resort golf courses.

We refer to "Resort" as the combination of the Mountain and Lodging segments. Our Real Estate segment owns, develops and sells real estate in and around our resort communities.

For financial information and other information about the Company's segments and geographic areas, see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8. "Financial Statements and Supplementary Data."

Mountain Segment

In the Mountain segment, the Company operates the following 42 destination mountain resorts and regional ski areas, including four resorts within the top ten most visited resorts in the United States for the 2023/2024 North American ski season:



Denotes a destination mountain resort, which generally receives a meaningful portion of skier visits from long-distance travelers, as opposed to our regional ski areas, which tend to generate skier visits predominantly from their respective local markets.

Our Mountain segment derives revenue through the sale of lift tickets, including pass products, as well as a comprehensive offering of amenities available to guests, including ski and snowboard lessons, equipment rentals and retail merchandise sales, a variety of dining venues, private club operations and other winter and summer recreational activities. In addition to providing extensive guest amenities, we also lease some of our owned and leased commercial space to third party operators to add unique restaurants and retail stores to the mix of amenities at the base of our resorts.

Many of our destination mountain resorts operate year-round and provide a comprehensive resort experience to a diverse clientele with an attractive demographic profile. We offer a broad complement of winter and summer recreational activities, including skiing, snowboarding, snowshoeing, snowtubing, sightseeing, mountain biking, guided hiking, zip lines, challenge ropes courses, alpine slides, mountain coasters, children's activities and other recreational activities. Collectively, our Resorts are located in close proximity to population centers totaling approximately 110 million people.

Destination Mountain Resorts

Rocky Mountains (Colorado and Utah Resorts)

- Vail Mountain Resort ("Vail Mountain") - the most visited mountain resort in the United States ("U.S.") for the 2023/2024 ski season. Vail Mountain offers some of the most expansive and varied terrain in North America with approximately 5,300 skiable acres including seven world renowned back bowls and the resort's Blue Sky Basin.

- Breckenridge Ski Resort ("Breckenridge") - the second most visited mountain resort in the U.S. for the 2023/2024 ski season with five interconnected peaks offering an expansive variety of terrain for every skill level, including access to above tree line intermediate and expert terrain, and progressive and award-winning terrain parks.

- Park City Resort ("Park City") - the third most visited mountain resort in the U.S. for the 2023/2024 ski season and the largest by acreage in the U.S. Park City offers 7,300 skiable acres, including diverse terrain for every type of skier and snowboarder. In 2024, the International Olympic Committee selected Salt Lake City as the host for the 2034 Winter Olympics, naming Park City as an official venue for certain competitions.

- Keystone Resort ("Keystone") - the ninth most visited mountain resort in the U.S. for the 2023/2024 ski season, as well as the largest area for night skiing in Colorado. In December 2023, we completed our transformational lift-served terrain expansion project in Bergman Bowl, increasing lift-served terrain by 555 acres with the addition of a new six-person high speed lift, and also providing lift-served access to Erickson Bowl. Keystone is a premier destination for families with its "Kidtopia" program focused on providing activities for kids on and off the mountain.

- Beaver Creek Resort ("Beaver Creek") - the eleventh most visited mountain resort in the U.S. for the 2023/2024 ski season. Beaver Creek is a European-style resort with multiple villages and also includes a world renowned children's ski school program focused on providing a first-class experience with unique amenities such as a dedicated children's gondola.

- Crested Butte Mountain Resort ("Crested Butte") - located in southwest Colorado and includes over 1,500 skiable acres and over 3,000 feet of vertical drop. Crested Butte is known for its historic town, iconic mountain peaks and legendary skiing and riding terrain.

Pacific Northwest (British Columbia, Canada)

- Whistler Blackcomb ("Whistler Blackcomb") - located in the Coast Mountains of British Columbia, Canada, approximately 85 miles (135 kilometers) from the Vancouver International Airport, Whistler Blackcomb is the largest year-round mountain resort in North America, with two mountains connected by the PEAK 2 PEAK gondola, which combined offer over 200 marked runs, over 8,000 skiable acres (3,300 hectares), 14 alpine bowls, three glaciers and one of the longest ski seasons in North America. In the summer Whistler Blackcomb offers a variety of activities, including hiking trails, a bike park and sightseeing. Whistler Blackcomb is a popular destination for international visitors and was home to the 2010 Winter Olympics.

Lake Tahoe Resorts

- Heavenly Mountain Resort ("Heavenly") - the twelfth most visited mountain resort in the U.S. for the 2023/2024 ski season. Located near the South Shore of Lake Tahoe with over 4,800 skiable acres, Heavenly straddles the border of California and Nevada and offers unique and spectacular views of Lake Tahoe. Heavenly offers great nightlife, including its proximity to several casinos.

- Northstar Resort ("Northstar") - located near the North Shore of Lake Tahoe, Northstar is the premier luxury mountain resort destination near Lake Tahoe which offers premium lodging, a vibrant base area and over 3,000 skiable acres. Northstar's village features high-end shops and restaurants, a conference center and a 9,000 square-foot skating rink.

- Kirkwood Mountain Resort ("Kirkwood") - located about 35 miles southwest of South Lake Tahoe, offering a unique location atop the Sierra Crest, Kirkwood is recognized for offering some of the best high alpine advanced terrain in North America with 2,000 feet of vertical drop and over 2,300 skiable acres.

Switzerland

- Andermatt-Sedrun ("Andermatt-Sedrun") - located approximately 70 miles (110 kilometers) from Zurich, Switzerland in the Ursern Valley of the Swiss Alps and approximately 200 miles (320 kilometers) from Geneva, Switzerland. Andermatt-Sedrun offers nearly 75 miles (120 kilometers) of varied terrain and a top elevation of 9,800 feet (3,000 meters) across the mountains of Andermatt, Sedrun and Gemsstock, with connected access to Disentis, which is independently owned. The ski area spans over 10 miles (16 kilometers) of scenic high alpine terrain between Andermatt and Sedrun, including the iconic Oberalp Pass, and is connected by the Matterhorn Gothard Bahn, a railway which operates year-round.

- Crans-Montana Mountain Resort ("Crans-Montana") - during Fiscal 2024, we acquired a controlling interest in Crans-Montana, marking our second owned and operated resort in Europe. Crans-Montana Mountain Resort is located in the Valais canton of Switzerland, approximately 125 miles (200 kilometers) from Geneva and approximately 190 miles (310 kilometers) from Zurich. The resort spans nearly 4,600 feet (1,400 meters) of skiable vertical terrain, and approximately 87 miles (140 kilometers) of trails. Crans-Montana has a legacy of being a renowned outdoor sports destination, having hosted signature events such as the Ski World Cup, Mountain Bike World Cup, Omega European Masters and Caprices Festival. The commune of Crans-Montana has gourmet restaurants and luxury retail stores, as well as five-star hotels, including the recently developed Six Senses lodge and spa, a luxury 45-room ski-in, ski-out chalet-style property situated above the main gondola. Additionally, the International Ski Federation Council has awarded the FIS Alpine World Ski Championships 2027 to Crans-Montana.

Regional Ski Areas

Our ski resort network allows us to connect guests with drive-to access and destination resort access on a single pass product. Building a presence near major metropolitan areas with large populations enables us to drive advance commitment pass product sales among a broad array of guests.

Northeast

We own and operate eight regional ski areas in the Northeast that we believe provide a compelling regional and local connection to guests within driving distance from the New York, Boston and the greater New England markets. Stowe is the premier, high-end regional ski area in the Northeast offering outstanding skiing and an exceptional base area experience. Okemo and Mount Snow are compelling regional destinations serving guests in the New York metropolitan area and throughout New England. Hunter Mountain is a day-trip ski area primarily serving the New York metropolitan area. Additionally, we own four ski areas in New Hampshire serving guests throughout New England.

Mid-Atlantic (Pennsylvania)

We own and operate eight ski areas in the Mid-Atlantic region serving guests in Philadelphia, Pittsburgh, Southern New Jersey, Baltimore and Washington D.C. Our presence in the region allows us to offer compelling local options and easy overnight weekend and holiday trips to our premium Northeast regional ski areas, which are within driving distance from these markets.

Midwest

We own and operate ten ski areas in the Midwest that draw guests from Chicago, Detroit, Minneapolis, St. Louis, Indianapolis, Cleveland, Columbus, Kansas City and Louisville, among others. Located within close proximity to major metropolitan markets, these ski areas provide beginners with easy access to beginner ski programs and many also offer night skiing for young adults and families. Additionally, the proximity of these ski areas to metropolitan areas allows for regular usage by avid skiers.

Pacific Northwest (U.S.)

Stevens Pass Resort ("Stevens Pass'') - located less than 85 miles from Seattle on the crest of Washington State's Cascade Range, Stevens Pass offers terrain for all levels across more than 1,100 acres of skiable terrain. Stevens Pass has operated for over 80 years and is known for its numerous bowls, glades and faces, as well as extensive lighted terrain for skiing and riding well into the evening.

Australia

Australia is an important market for both domestic skiing during the Australian winter and as a source of international visitation to the Northern Hemisphere in the Australian off-season, with typically over one million estimated Australian skier visits annually to North America, Europe and Japan. We own three of the five largest ski areas in Australia, which we serve with the Epic Australia Pass, an Australian dollar denominated pass product marketed specifically to Australian guests. Perisher, located in New South Wales, is the largest ski resort in Australia and targets guests in the Sydney metropolitan area and the broader New South Wales market, while Falls Creek and Mount Hotham are two of the largest ski areas in Victoria and target guests in the Melbourne metropolitan area and the broader Victoria market.

Ski Industry/Competition

There are approximately 770 ski areas operating in North America with approximately 485 in the U.S., ranging from small ski area operations that service day skiers to large resorts that attract both day skiers and destination guests looking for a comprehensive vacation experience. During the 2023/2024 North American ski season, combined skier visits for all ski areas in North America were approximately 78.4 million. Our North American Resorts had approximately 15.8 million skier visits during the 2023/2024 ski season, representing approximately 20.2% of North American skier visits.

There is limited opportunity for development of new destination ski resorts due to the limited private lands on which ski areas can be built, the difficulty in obtaining the appropriate governmental approvals to build on public lands and the significant capital needed to construct the necessary infrastructure. As such, there have been virtually no new destination ski resorts of scale in North America for nearly 45 years, which has allowed and should continue to allow the best-positioned destination resorts to benefit from future industry growth. Our resorts compete with other major destination mountain resorts, including, among others, Aspen Snowmass, Deer Valley, Jackson Hole, Copper Mountain, Steamboat, Winter Park, Snowbird, Palisades Tahoe, Killington, Mammoth, St. Moritz and Zermatt, as well as other ski areas in Colorado, California, Nevada, Utah, the Pacific Northwest, the Northeast, the Southwest, British Columbia, Canada, Australia and Switzerland, and other destination ski areas worldwide as well as non-ski related vacation options and destinations. Additionally, our pass products compete with other single and multi-resort frequency pass products in North America, including the IKON Pass, the Mountain Collective Pass and various regional and local pass products.

The ski industry statistics stated in this section have been derived primarily from data published by the Canadian Ski Council and Kottke National End of Season Surveys as well as other industry publications.

<u>Our Competitive Strengths</u>

We believe our premier resorts and business model differentiate our Company from the rest of the ski industry. We own and operate some of the most iconic, branded destination mountain resorts in geographically diverse and important ski destinations in North America, including Colorado, Utah, Lake Tahoe and the Pacific Northwest, including British Columbia, Canada. These resorts are complemented by regional ski areas in the Northeast, Pacific Northwest, Midwest and Mid-Atlantic regions, which are strategically positioned near key U.S. population centers, as well as three ski areas in Australia and two ski resorts in Switzerland. Through our data-driven marketing analytics and personalized marketing capabilities, we target increased penetration of ski pass products, providing our guests with a strong value proposition in return for guests committing to ski or ride at our resorts prior to, or very early into the ski season, which we believe attracts more guests to our resorts. We believe we invest in more capital improvements than our competitors and we create synergies through our owned and operated network of resorts, which enhances our profitability by enabling customers to access our network of resorts with our pass products. Many of our destination mountain resorts located in the U.S. typically rank in the most visited ski resorts in the U.S. (four of the top ten for the 2023/2024 U.S. ski season), and most of our destination mountain resorts are consistently in the top ranked ski resorts in North America according to industry surveys, which we attribute to our ability to provide a high-quality experience.

We believe the following factors contribute directly to each Resort's success:

Exceptional Mountain Experience

• World-Class Destination Mountain Resorts and Integrated Base Resort Areas

Our destination mountain resorts offer a multitude of skiing and snowboarding experiences for the beginner, intermediate, advanced and expert levels. Each destination mountain resort is fully integrated into expansive resort base areas offering a broad array of lodging, dining, retail, nightlife and other amenities, some of which we own or manage.

• Snow Conditions

Our Resorts in the Rocky Mountain region of Colorado and Utah, the Sierra Nevada Mountains in Lake Tahoe and the Coast Mountains in British Columbia, Canada generally receive abundant snowfall each year, but we have invested significantly in snowmaking systems in these areas which help to provide a more consistent guest experience, especially in the early season. We have made significant investments in our snowmaking systems within the past several years in Colorado that transformed the early-season terrain experience at Vail, Keystone and Beaver Creek. Our other ski areas receive less snowfall than our western North American mountain resorts, but we have invested in snowmaking operations at these resorts in order to provide a consistent experience for our guests. In calendar year 2024, the Company plans to invest in snowmaking projects at Park City, Hunter Mountain and Andermatt-Sedrun in order to enhance the early season guest experience. Additionally, we provide several hundred acres of groomed terrain at each of our mountain resorts with extensive fleets of snow grooming equipment.

• Lift Service

We systematically upgrade our lifts and put in new lifts to increase uphill capacity and streamline skier traffic to maximize the guest experience. Discretionary capital expenditures expected for calendar year 2024 include, among other projects:
   • replacing Whistler Blackcomb's existing four-person high speed Jersey Cream lift with a new six-person high-speed lift, which is expected to provide a meaningful increase to uphill capacity and better distribute guests at a central part of the resort;
   • replacing Hunter Mountain's existing fixed-grip four-person Broadway lift with a new high-speed six-person lift and relocating the two-person fixed-grip E lift, providing a meaningful increase in uphill capacity and improved access to terrain that is key to the progressive learning experience for our guests;
   • replacing Perisher's Double and Triple Chairs with a new high-speed six-person lift, which is expected in advance of the 2025 winter season in Australia; and
   • preparatory work for the planned replacement of Park City's fixed-grip two-person lift with a new ten-person Sunrise Gondola in calendar year 2025 in partnership with Canyons Village Management Association, which will provide improved access and enhanced guest experience for existing and future developments within Canyons Village.

- In the past several years, we have installed or upgraded several high speed chairlifts and gondolas across our Resorts, including five new or replacement lifts across five Resorts for the 2023/2024 North American ski season, which meaningfully increased lift capacity and reduced wait times at those lift locations. Investments in the past several years include:
  - a new high-speed six-person lift in Bergman Bowl at Keystone;
  - replacing Breckenridge's fixed-grip double 5-Chair with a new high-speed four-person lift;
  - replacing Whistler Blackcomb's existing four-person high speed Fitzsimmons lift with a new high-speed eight-person lift;
  - replacing Stevens Pass' current fixed-grip double Kehr's Chair lift with a new four-person lift;
  - replacing the three-person fixed-grip Summit Triple lift at Attitash with a new high-speed four-person lift;
  - a new high-speed ten-person gondola at Whistler Blackcomb replacing the existing six-person gondola;
  - replacing Whistler Blackcomb's existing Big Red Express high-speed four-person lift with a high-speed six-person lift;
  - a new high-speed four-person lift in Vail's Sun Down Bowl;
  - replacing the four-person lift in Vail's Game Creek Bowl with a new high-speed six-person lift;
  - replacing Breckenridge's fixed-grip double Rip's Ride lift with a high-speed four-person lift;
  - a new high-speed six-person chair replacing Northstar's Comstock four-person lift;
  - replacing Heavenly's fixed-grip triple North Bowl lift with a high-speed four-person lift;
  - replacing 11 existing lifts at Stowe, Mount Snow, Attitash, Boston Mills, Brandywine, Jack Frost and Big Boulder with new high-speed and fixed-grip lifts;
  - the 250-acre lift-served terrain expansion in the McCoy Park area of Beaver Creek;
  - a new four-person high speed lift to serve Peak 7 at Breckenridge;
  - replacing the four-person Peru lift at Keystone with a six-person high speed lift;
  - replacing the Peachtree lift at Crested Butte with a new three-person fixed-grip lift; and
  - an upgrade of the four-person Quantum lift at Okemo with a six-person high speed lift, and relocating the four-person Quantum lift to replace the Green Ridge three-person fixed-grip lift.

- Terrain Parks

  We are committed to leading the industry in terrain park design, education and events for the growing segment of freestyle skiers and snowboarders. Each of our destination mountain resorts has multiple terrain parks that include progressively-challenging features. These park structures, coupled with freestyle ski school programs, promote systematic learning from basic to professional skills.

Extraordinary Service and Amenities

- Commitment to the Guest Experience

  Our focus is to provide quality service at every touch point of the guest journey. Prior to arrival at our mountain resorts, guests can receive personal assistance through our full-service, central reservations group and through our comprehensive websites to book desired lodging accommodations, lift tickets and pass products, ski school lessons, equipment rentals, activities and other resort services. Upon arrival, our resort staff serve as ambassadors to engage guests, answer questions and foster a customer-focused environment. We are also committed to ongoing technological innovation as a means to further enhance the quality of the guest experience and continue to shape our industry and culture. We recently achieved the following technological milestones:
  - My Epic mobile application ("My Epic App") - During the 2023/2024 North American ski season, we launched the My Epic App, which allows our guests to purchase their pass product or lift ticket online and access our Resorts via the new app, utilizing hands free Bluetooth® technology, eliminating the need to wait in line to purchase lift tickets. In addition, the My Epic App allows guests to capture their activity on the mountain (e.g. number of ski days, vertical feet skied and chairlift activity); provides current trail maps along with real-time trail and lift status; allows guests to access real and forecasted lift line wait times; and provides information regarding parking, dining, events and other on-mountain activities. The My Epic App also provides access to My Epic Gear and My Epic Assistant, as discussed below.

- My Epic Gear membership program ("My Epic Gear") - During the 2023/2024 North American ski season, we piloted our new gear membership program, My Epic Gear, to a limited number of Epic Pass holders at Vail, Beaver Creek, Breckenridge and Keystone. The program will be launched for the 2024/2025 ski season at 12 destination and regional resorts across North America, including kids gear, with further expansions planned for future seasons. My Epic Gear provides members with the ability to choose the gear they want from a selection of popular ski and snowboard models, and have that gear delivered to them when and where they want it, with free slopeside pick up and drop off. My Epic Gear is designed to allow users to manage their entire experience from gear selection to boot fitting to delivery all from the new My Epic App.

- My Epic Assistant mobile application ("My Epic Assistant") - During the 2023/2024 North American ski season, we announced the launch of the new My Epic Assistant, a new technology within My Epic App, which is scheduled to launch to a limited number of Epic Pass holders at Vail, Beaver Creek, Breckenridge and Keystone for the upcoming 2024/2025 North American ski season. Expansion of the application is planned to additional resorts in future seasons. Powered by artificial intelligence and resort experts, My Epic Assistant will provide real-time service to allow our guests to navigate their day at our resorts with confidence, efficiency and ease. Whether looking for the latest snow conditions, or on-mountain support with rentals and lessons, guests can simply open the My Epic App and use My Epic Assistant to point them in the right direction.

We also solicit guest feedback through a variety of surveys and results, which are used to ensure high levels of customer satisfaction, understand trends and develop future resort programs and amenities. We then utilize this guest feedback to help us focus our capital spending and operational efforts to the areas of the greatest need.

- Frontline Talent

Our talent philosophy is designed to enable us to fully achieve our mission and vision by ensuring we have the talent in place to deliver on our future growth plans, and we believe our frontline talent is a strategic advantage. Over the past several years, ongoing investments in frontline talent have driven strong staffing levels, with high engagement and season-to-season return rates, enabling our mountain resorts to deliver strong guest experience results, including on-mountain activities as well as at our restaurants, lodging, ski and ride school, and retail/rental locations. For more information, refer to the "Human Capital Management" section.

- Season Pass & Epic Day Pass Products

We offer a variety of pass products, primarily season pass and Epic Day Pass products, for all of our Resorts that are marketed towards both out-of-state and international ("Destination") guests as well as in-state and local ("Local") guests. These pass products are available for purchase prior to the start of the ski season, offering our guests a better value in exchange for their commitment to pass products with access to our Resorts before the season begins. Our pass program drives strong customer loyalty and mitigates exposure to more weather sensitive guests, leading to greater revenue stability and allowing us to capture valuable guest data. Additionally, our pass product customers typically ski more days each season than those guests who do not buy pass products, which leads to additional ancillary spending. In addition, our pass products attract new guests to our Resorts. Our pass products generated approximately 65% of our total lift revenue for Fiscal 2024, and generated approximately 75% of total visitation (excluding complimentary access) for Fiscal 2024. Sales of pass products are a key component of our overall Mountain segment revenue and help create strong synergies among our Resorts. Our pass product offerings range from providing access for a certain number of days to one or a combination of our Resorts to our Epic Pass, which allows pass holders unlimited and unrestricted access to all of our Resorts. The Epic Day Pass is a customizable one to seven day pass product purchased in advance of the season, for those skiers and riders who want to purchase access for a certain number of days during the season, and which is available in three tiers of resort offerings. All of our various pass product options can be found on our consumer website www.snow.com. Information on our websites does not constitute part of this document.

As part of our continued strategy to drive pass product sales and create a stronger connection between key skier markets and our iconic destination mountain resorts, we have continued to expand our portfolio of properties in recent years. We acquired Crans-Montana and Andermatt-Sedrun in May 2024 and August 2022, respectively. These acquisitions represent strategic investments to operate ski resorts in Europe as a part of our continued focus to expand our network of resort offerings, which provides a differentiated suite of options to our guests. In December 2021, we acquired Seven Springs Mountain Resort, Hidden Valley Resort and Laurel Mountain Ski Area in Pennsylvania (collectively, the "Seven Springs Resorts"), which added three regional ski areas strategically located near Pittsburgh, expanding our presence in the Mid-Atlantic region and generating incremental drive-to business from other major metropolitan areas such as Washington DC, Baltimore and Cleveland. Additionally, we enter into strategic long-term season pass alliance agreements with third-party mountain resorts, which for the 2024/2025 ski season include Telluride Ski Resort in Colorado, Hakuba Valley and Rusutsu Resort in Japan, Resorts of the Canadian Rockies in Canada, Les 3 Vallées in France, Disentis Ski Area and Verbier 4 Vallées in Switzerland, Skirama Dolomiti in Italy and Ski Arlberg in Austria, which further increase the value proposition of our pass products.

Pass product holders also receive additional value in exchange for their advance commitment through our Epic Mountain Rewards program, which provides pass product holders a discount of 20% off on-mountain food and beverage, lodging, group ski school lessons, equipment rentals and more at our North American owned and operated Resorts. Epic Mountain Rewards is available for everyone who purchases an Epic Pass, Epic Local Pass, Epic Day Pass, Epic Military Pass and most of our other pass products, regardless of whether guests plan to ski one day or every day of the season. Additionally, Epic Coverage is included with the purchase of all pass products for no additional charge and provides refunds in the event of certain resort closures and certain travel restrictions, giving pass holders a refund for any portion of the season that is lost due to qualifying circumstances. Additionally, Epic Coverage provides refunds for qualifying personal circumstances including eligible injuries, job losses and other personal events.

- Premier Ski Schools

Our mountain resorts are home to some of the highest quality and most widely recognized ski schools in the industry. Through a combination of outstanding training and abundant work opportunities, our ski schools have become home to many of the most experienced and credentialed professionals in the business. We complement our instructor staff with state-of-the-art facilities and extensive learning terrain, all with a keen attention to guest needs. We offer a wide variety of adult and child group and private lesson options with a goal of creating lifelong skiers and riders and showcasing to our guests all the terrain our resorts have to offer.

- Dining

Our Resorts provide a variety of quality on-mountain and base village dining venues, ranging from top-rated fine dining restaurants to on-mountain express service restaurants. For the 2023/2024 ski season, we operated approximately 275 dining venues at our Resorts.

- Retail/Rental

We have approximately 330 retail/rental locations specializing in sporting goods including ski, snowboard and cycling equipment. Several of our rental locations offer delivery services, bringing ski and snowboard gear and expert advice directly to our guests. In addition to providing a major retail/rental presence at each of our Resorts, we also have retail/ rental locations throughout the Colorado Front Range and Minneapolis. Starting with the 2023/2024 North American ski season, we piloted our new rental membership program, My Epic Gear, which reimagines the traditional gear rental and ownership model, with the goal of providing more choices, at a lower cost and less hassle to our customers. The program will be launched for the 2024/2025 ski season at 12 destination and regional resorts across North America, including kids gear, with further expansions planned for future seasons. My Epic Gear provides members with the ability to choose the gear they want from a selection of popular ski and snowboard models, and have it delivered to them when and where they want it, with free slopeside pick up and drop off.

- On-Mountain Activities

We are a ski industry leader in providing comprehensive destination vacation experiences, including on-mountain activities designed to appeal to a broad range of interests. During the winter season, in addition to our offered ski experiences, guests can choose from a variety of non-ski related activities such as snowtubing, snowshoeing, scenic snow cat tours, backcountry expeditions, horse-drawn sleigh rides and high-altitude dining. During the summer season, our mountain resorts offer non-ski related recreational activities including scenic chairlift and gondola rides, mountain biking, horseback riding, guided hiking, 4x4 Jeep tours and our Epic Discovery program at Vail Mountain, Heavenly and Breckenridge. The Epic Discovery program encourages "learn through play" by featuring extensive environmental educational elements interspersed between numerous activities, consisting of zip lines, children's activities, challenge ropes courses, tubing, mountain excursions, an alpine slide and alpine coasters. The Mountain segment also operates several company-owned mountain resort golf courses, including three in Colorado, one in Vermont and two in Pennsylvania.

- Lodging and Real Estate

    High quality lodging options are an integral part of providing a complete resort experience. Our owned and managed properties proximate to our mountain resorts, including six RockResorts branded properties (with a seventh RockResorts property planned for opening in 2025 in Keystone, Colorado) and a significant inventory of managed condominium units, provide numerous accommodation options for our mountain resort guests. Our recent real estate efforts have primarily focused on the potential to expand our destination bed base and upgrade our resorts through the sale of land parcels to third-party developers, which in turn provides opportunity for the development of condominiums, luxury hotels, parking and commercial space for restaurants and retail shops. Our Lodging and Real Estate segments have and continue to invest in resort related assets and amenities or seek opportunities to expand and enhance the overall resort experience.

Lodging Segment

Our Lodging segment includes owned and managed lodging properties, including those under our luxury hotel brand, RockResorts; managed condominium units which are in and around our mountain resorts in Colorado, Lake Tahoe, Utah, Vermont, New York, Pennsylvania and British Columbia, Canada; two NPS concessioner properties in and near Grand Teton National Park in Wyoming; a resort ground transportation company in Colorado; and company-owned and operated mountain resort golf courses managed by our Lodging operations, including two in Colorado, one in Wyoming, one in Lake Tahoe, California, and one in Park City, Utah. For additional property details, see Item 2. "Properties".

The Lodging segment currently includes approximately 5,300 owned and managed hotel rooms and condominium units. Our lodging strategy seeks to complement and enhance our mountain resort operations through our ownership or management of lodging properties and condominiums proximate to our mountain resorts and selective management of luxury resort hotels in premier destination locations.

In addition to our portfolio of owned and managed luxury resort hotels and other hotels and properties, our lodging business also features a Colorado ground transportation company, which represents the first point of contact with many of our guests when they arrive by air to Colorado. We offer year-round ground transportation from Denver International Airport and Eagle County Airport to the Vail Valley (locations in and around Vail, Beaver Creek, Avon and Edwards) and Summit County (which includes Keystone, Breckenridge, Copper Mountain, Frisco and Silverthorne).

Lodging Industry/Market

Hotels are categorized by Smith Travel Research, a leading lodging industry research firm, as luxury, upper upscale, upscale, upper midscale, midscale and economy. The service quality and level of accommodations of our RockResorts' hotels place them in the luxury segment, which represents hotels achieving the highest average daily rates ("ADR") in the industry, and includes such brands as the Four Seasons, Ritz-Carlton and Marriott's Luxury Collection hotels. Our other hotels are categorized in the upper upscale and upscale segments of the hotel market. The luxury and upper upscale segments consist of approximately 860,000 rooms at approximately 2,800 properties in the U.S. as of July 31, 2024. For Fiscal 2024, our owned hotels, which include a combination of RockResort hotels as well as other hotels in proximity to our Resorts, had an overall ADR of $317.65, a paid occupancy rate of 50.9% and revenue per available room ("RevPAR") of $161.82, as compared to the upper upscale segment's ADR of $225.01, a paid occupancy rate of 68.3% and RevPAR of $153.70. We believe that this comparison to the upper upscale segment is appropriate as our mix of owned hotels include those in the luxury and upper upscale segments, as well as some of our hotels that fall in the upscale segment. The highly seasonal nature of our lodging properties typically results in lower average occupancy as compared to the upper upscale segment of the lodging industry as a whole.

Competition

Competition in the hotel industry is generally based on quality and consistency of rooms, restaurants, meeting facilities and services, the attractiveness of locations, availability of a global distribution system and price. Our properties compete within their geographic markets with hotels and resorts that include locally-owned independent hotels, as well as facilities owned or managed by national and international chains, including such brands as Four Seasons, Hilton, Hyatt, Marriott, Ritz-Carlton and Westin. Our properties also compete for convention and conference business across the national market. We believe we are highly competitive in the resort hotel niche for the following reasons:

- all of our hotels are located in unique, highly desirable resort destinations;

- our hotel portfolio has achieved some of the most prestigious hotel designations in the world, including two properties in our portfolio that are currently rated as AAA 4-Diamond;

- many of our hotels (both owned and managed) are designed to provide a look that feels indigenous to their surroundings, enhancing the guest's vacation experience;

- each of our RockResorts hotels provides the same high level of quality and services, while still providing unique characteristics which distinguish the resorts from one another. This appeals to travelers looking for consistency in quality and service offerings together with an experience more unique than typically offered by larger luxury hotel chains;

- many of the hotels in our portfolio provide a wide array of amenities available to the guest such as access to world-class ski and golf resorts, spa and fitness facilities, water sports and a number of other outdoor activities, as well as highly acclaimed dining options;

- conference space with the latest technology is available at most of our hotels. In addition, guests at Keystone can use our company-owned Keystone Conference Center, the largest conference facility in the Colorado Rocky Mountain region with more than 100,000 square feet of meeting, exhibit and function space. The Seven Springs Resorts also provide conference services, offering over 77,000 square feet of meeting and function space;

- we have a central reservations system that leverages our mountain resort reservations system and has an online planning and booking platform, offering our guests a seamless and useful way to make reservations at our resorts; and

- we actively upgrade the quality of the accommodations and amenities available at our hotels through capital improvements. Capital funding for third-party owned properties is provided by the owners of those properties to maintain standards required by our management contracts.

National Park Concessioner Properties

We own GTLC, which is based in the Jackson Hole area in Wyoming and operates within Grand Teton National Park under a concession agreement with the NPS with an initial term that would have expired on December 31, 2021. In June 2021, we agreed to an amendment extending the term of the agreement an additional two years, with an expiration date of December 31, 2023. Additionally, in November 2023, we agreed to an amendment to the agreement extending the term until December 31, 2024. The NPS currently expects to release a contract solicitation for the services offered by GTLC by the end of calendar year 2024. We currently expect that our existing agreement will be extended for an additional one year through December 31, 2025 due to the time needed for solicitation, preparation, review and award of a new contract. We expect the NPS to confirm this extension in the fall of 2024. We also own Flagg Ranch, located in Moran, Wyoming and centrally located between Yellowstone National Park and Grand Teton National Park on the John D. Rockefeller, Jr. Memorial Parkway (the "Parkway"). Flagg Ranch operates under a concession agreement with the NPS that expires October 31, 2028. GTLC also owns Jackson Hole Golf & Tennis Club ("JHG&TC"), located outside Grand Teton National Park near Jackson, Wyoming. GTLC's operations within Grand Teton National Park and JHG&TC have operating seasons that generally run from mid-May through the end of September.

We primarily compete with such companies as Aramark Parks & Resorts, Delaware North Companies Parks & Resorts, ExploreUS and Xanterra Parks & Resorts in retaining and obtaining NPS concession agreements. Four full-service concessioners provide accommodations within Grand Teton National Park, including GTLC. In a normal operating season, GTLC offers three lodging options within Grand Teton National Park: Jackson Lake Lodge, a full-service, 385-room resort with 17,000 square feet of conference facilities; Jenny Lake Lodge, a small, rustically elegant retreat with 37 cabins; and Colter Bay Village, a facility with 166 log cabins, 66 tent cabins, 337 campsites and a 112-space recreational vehicle park. We also operate two additional campgrounds separate from these facilities: the 304-site Gros Ventre Campground and 51-site Jenny Lake Campground. GTLC offers dining options as extensive as its lodging options, with cafeterias, casual eateries and fine dining establishments. Additionally we operate 11 retail outlets located throughout the GTLC properties. GTLC's resorts provide a wide range of activities for guests to enjoy, including cruises on Jackson Lake, boat rentals, horseback riding, guided fishing, float trips, golf and guided Grand Teton National Park tours. As a result of the extensive amenities offered, as well as the tremendous popularity of the National Park System, GTLC's accommodations within Grand Teton National Park generally operate near full capacity during their operating season.

Real Estate Segment

We have extensive holdings of real property at our mountain resorts primarily throughout Summit and Eagle Counties in Colorado, as well as proximate to our resorts in Park City and Whistler Blackcomb. The principal activities of our Real Estate segment include the sale of land parcels to third-party developers and planning for future real estate development projects, including zoning and acquisition of applicable permits. We continue undertaking preliminary planning and design work on future projects and are pursuing opportunities with third-party developers rather than undertaking our own significant vertical development projects. In addition to the cash flow generated from real estate development sales, these development activities benefit our Mountain and Lodging segments by (1) creating additional resort lodging and other resort related facilities and venues (primarily restaurants, spas, commercial space, private mountain clubs, skier services facilities and parking structures) that provide us with the opportunity to create new sources of recurring revenue, enhance the guest experience and expand our destination bed base; (2) controlling the architectural themes of our resorts; and (3) expanding our property management and commercial leasing operations.

Marketing and Sales

Our Mountain segment's marketing and sales efforts are focused on leveraging marketing analytics to drive targeted and personalized marketing to our existing and prospective guests. We capture guest data on the vast majority of guest transactions through sales of our pass products, lift tickets, ski and ride school products, gear rentals, and lodging properties on our e-commerce platform, as well as through our mobile applications and our lift ticket windows. We promote our Resorts using guest-centric omni-channel marketing campaigns leveraging email, direct mail, promotional programs, digital marketing (including social, search and display) and traditional media advertising where appropriate (e.g. targeted print, TV and radio). We also have marketing programs directed at attracting groups, corporate meetings and convention business. Most of our marketing efforts drive traffic to our websites, where we provide our guests with information regarding each of our Resorts, including services and amenities, reservations information, virtual tours and the opportunity to book/purchase our full suite of products (e.g. lift access, lodging, ski and ride school, rentals, etc.) for their visits. We also enter into strategic alliances with companies to enhance the guest experience at our Resorts, as well as to create opportunities for cross-marketing.

For our Lodging segment, we promote our hotels and lodging properties through marketing and sales programs, which include marketing directly to many of our guests through our digital channels (search, social and display), promotional programs and print media advertising, all of which are designed to drive traffic to our websites and central reservations call center. We also promote comprehensive vacation experiences through various package offerings and promotions (combining lodging, lift tickets, ski school lessons, ski rental equipment, transportation and dining). In addition, our hotels have active sales forces to generate conference and group business. We market our resort properties in conjunction with our mountain resort marketing efforts where appropriate, given the strong synergies across the two businesses.

Across both the Mountain and Lodging segments, sales made through our websites and call center allow us to transact directly with our guests, which further expands our customer base and enables analytics to deliver an increasingly guest-centric marketing experience.

Seasonality

Ski resort operations are highly seasonal in nature, with a typical ski season in North America and Europe generally beginning in mid-November and running through mid-April. In an effort to partially mitigate the concentration of our revenue in the winter months in North America, we offer several non-ski related activities in the summer months such as sightseeing, mountain biking, guided hiking, mountain coasters, ziplines, golf (primarily included in the operations of the Lodging segment) and our Epic Discovery program. These activities also help attract destination conference and group business to our Resorts in our off-season. In addition, the operating results of our Australian Resorts, for which the ski season generally occurs from June through early October, partially counterbalances the concentration of our revenues during this seasonally lower period in North America.

Our lodging business is also highly seasonal in nature, with peak seasons primarily in the winter months (with the exception of GTLC, Flagg Ranch, certain managed properties and mountain resort golf operations). We actively promote our extensive conference facilities and have added more off-season activities to help offset the seasonality of our lodging business. Additionally, we operate several golf courses proximate to our Resorts, as described above.

Sustainability & Social Responsibility

Sustainability remains a core philosophy for us. As a company rooted in the great outdoors, we have a unique responsibility to protect and preserve the incredible environments in which we operate. Our corporate sustainability and social responsibility program, EpicPromise, is comprised of four key pillars of our promise: Sustainability, Community Support, Employee Foundation, and Inclusive Access. The environment is our business, and we focus on climate change mitigation and adaptation, resource conservation and building stronger local communities through contributions to local non-profit organizations. Our sustainability efforts are diverse and touch nearly every area of our operations. In 2017, we launched Commitment to Zero, our pledge to have a zero net operating footprint by 2030. This commitment includes (i) achieving zero net emissions by finding operational energy efficiencies, investing in renewable energy and investing in offsets and other emissions reduction projects, (ii) zero waste to landfill and (iii) zero net operating impact to forests and habitat by restoring an acre of forest for every acre displaced by our operations.

As a result of this commitment, Vail Resorts was accepted as the first travel and tourism company into RE100, a collaborative initiative uniting more than 400 global and influential businesses committed to 100% renewable electricity. During Fiscal 2024, we continued to make progress toward our Commitment to Zero goals. Specifically, we focused on reducing waste to landfill and expanding our robust composting and recycling programs. As a result of our waste reduction efforts, we were a finalist for the National Ski Area Association's ("NSAA") Golden Eagle Overall Environmental Excellence Award at the 2024 NSAA annual conference. Additionally, during Fiscal 2024, we continued to procure renewable electricity from the 82-turbine Plum Creek Wind project we enabled, and the Elektron Solar Project we helped enable began operation in May 2024 and will provide Park City Mountain with 100% clean renewable electricity on the same utility grid Park City Mountain operates.

For over five years, Vail Resorts has been a member and active leader of the Mountain Collaborative for Climate Action, working with leaders from Alterra Mountain Company, Boyne Resorts and POWDR to develop an industry-driven climate commitment. As the ski industry's first unified effort to combat climate change, this group continues to advocate for climate-smart policy, innovative waste reduction, and deepened sustainability within the partners' respective operations. This partnership leverages our leadership in sustainability and is expected to accelerate our collective progress, leading the industry toward long-term transformational change.

In addition, during Fiscal 2024 we sponsored the reforestation of 10 acres in California and Minnesota that were previously impacted by wildfire or in need of native habitat restoration and forest resilience, which addressed 100% of the forests permanently impacted by our operations throughout the year. Through direct EpicPromise grants and contributions from our $1 guest donation program, we partnered with several local environmental organizations to fund environmental stewardship projects, including the National Forest Foundation, the Tahoe Fund, Grand Teton National Park Foundation, Mountain Trails Foundation in Park City and the EnviroFund at Whistler Blackcomb. We also encouraged our employees to help protect the environment and support their local community by volunteering with various local organizations. Vail Resorts was recognized by Newsweek as one of the "Most Trustworthy Companies in America" in both 2024 and 2023, which we believe reflects our focus on building customer, investor, and employee trust through listening, learning and adapting to the needs of our team members and guests, while remaining responsible stewards through our industry-leading sustainability efforts.

For Fiscal 2024, our focus for the EpicPromise community impact grant program focused on larger grants in key communities to support housing and childcare. In addition, support continues to be given for food security, equal access to education and other basic needs and services. In the third year of our Epic for Everyone Youth Access in partnership with the Katz Amsterdam Foundation, we hosted 2,584 urban youth to attend a 5-day snowsports program. We also continued our legacy access program with more than 12,000 youth participating in multi-day programs focused on mentorship, leadership and the beneficial impact of outdoor time on mental health. Finally, our EpicPromise Employee Foundation (the "Foundation"), which was established in 2015, is a charitable foundation funded by annual contributions from the Company, its employees and its guests. The Foundation supports Vail Resorts' employees and their families via grants for emergency relief and scholarships. Annually more than $1.0 million in grants and scholarships are provided to help employees in times of need or to pursue educational opportunities. For more information on both the Foundation and our environmental stewardship, visit www.vailresorts.com. Information on our websites does not constitute part of this document.

Human Capital Management

At Vail Resorts, our talent philosophy is designed to enable us to fully achieve our mission and vision by ensuring we have the talent in place to deliver on our future growth plans. We are truly passionate about our people, and we are focused on attracting, developing and retaining the best talent and building the best teams around them. At fiscal year end, we employed approximately 7,600 year-round employees. Over the course of our Resorts' various winter and summer operating seasons in Fiscal 2024, we employed approximately 44,900 seasonal employees. In addition, we employed approximately 300 year-round employees and 200 seasonal employees on behalf of the owners of our managed hotel properties. We consider our employee relations to be positive.

Over the past several years, ongoing investments in frontline talent have driven strong staffing levels, with high engagement and season-to-season return rates, enabling our mountain resorts to deliver strong guest experience results, including on-mountain activities as well as at our restaurants, lodging, ski and ride school, and retail/rental locations. These investments included: (i) competitive wages and benefits for all of our hourly employees, including seasonal frontline staff; (ii) investments in our human resource systems and processes to support full staffing and deliver enhanced employee experience; (iii) differentiated frontline training and leadership development programming; (iv) mental health and wellness programming available for all employees, even if they are not enrolled in an employer-sponsored healthcare plan, which includes free mental health therapy sessions; and (v) unique employee benefits, including ski passes for employees and dependents, complementary ski/ride coupons and a 40% discount for retail and rental gear. Collectively, we believe these investments helped attract top frontline talent from the external market and drove strong frontline retention and return rates.

The Vail Resorts talent philosophy recognizes that people are our most important asset in driving our business growth, and outlines the role that leaders play in attracting, developing, engaging, retaining and rewarding high performing, high potential talent, including supporting them to achieve their future career growth. Our talent management system equips leaders with programs and tools to effectively assess, develop and reward talent and includes regular leadership talent review and assessment processes to ensure that the caliber and capability of our talent aligns with the sophistication of our business strategies and processes. We also offer a variety of leadership development programs, which are available to everyone from entry-level seasonal frontline employees to our most senior executives. Our executive team reviews talent strategy and succession planning frequently, including with our Board of Directors, to assess current and future talent needs. We have a strong track record of hiring, developing and preparing high performing, high potential talent for internal mobility and succession. As a result, succession for our year-round senior leadership roles is primarily sourced through internal talent development and promotion, rather than external hires, with an internal fill rate of approximately 80% for Fiscal 2024. Our Chief Executive Officer was an internal successor appointed in November 2021, and over the past year, internal successors were selected for some of the most senior roles in our Company, including the Chief Information Officer and the General Counsel. Nearly all of our appointments of General Managers and Chief Operating Officers of our Resorts for the past three years came from internal succession. Additionally, in December 2022 we appointed a new Executive Vice President and Chief Financial Officer who had previously been with the Company for more than ten years, serving in various senior finance leadership roles.

To ensure we are building high performing teams, we encourage every employee at every level within the Company to continuously grow their leadership by participating in ongoing events that build leadership capability and drive aligned leadership expectations to enable business outcomes. We host an annual leadership summit that brings together our leaders at the director level and above to build understanding and alignment to business priorities, explore emerging leadership topics and build connections across our growing global business and organization. In 2024, we expanded the leadership summit population of employees to include all manager level and above, creating separate, regional, in-person experiences for managers and senior managers across the Company to engage in leadership topics and connection opportunities relevant to their unique leadership roles. We offer ongoing digital leadership series discussions led by our executive team members and enterprise senior leaders for this same population throughout the year and equip leaders with tools and guides to share learnings and insights from these sessions in dialogue with their teams for the benefit of the entire organization. Our leadership philosophy has a very strong emphasis on emotional intelligence and a leader's ability to understand their own impact on others, and shape that impact to unlock the potential of their teams.

We offer a broad range of professionally designed leadership development programs, with differentiated development for our highest performing, highest potential employees who make up our long-term leadership succession pipeline. Building upon our culture of leadership development for seasonal, frontline talent, we also provide our signature "Epic Service" training. This program inspires and equips frontline talent, who play the most important role in delivering a differentiated guest experience, to practice service-based leadership. We reinforce the principles of this program through a daily in-resort frontline recognition program and manager-led career development conversations for frontline staff. The full Epic Service development platform enables employees to choose curated learning experiences in Leadership, Guest Service and Business – that align with their motivations and career goals. Results are measured by completion of required training, utilization and impact of the Epic Service recognition program, employee engagement scores, internal frontline talent promotion rates, pipeline readiness of top internal frontline talent for frontline leader roles, and Guest Experience and Net Promoter Scores.

We leverage a quarterly continuous listening survey to measure and understand the key drivers of sustainable engagement among our employees, make timely adjustments to maintain strong alignment, and to care for the needs of our employees.

Vail Resorts Culture

Core to our human capital management strategy is our mission – to create an *Experience of a Lifetime* for our employees so they can in turn create an *Experience of a Lifetime* for our guests. We have a values based leadership culture that places a premium on leader transparency, vulnerability and authenticity. We look for people to join Vail Resorts who are brave, passionate and ambitious. As Vail Resorts employees, we hold ourselves accountable for living these seven core values every day in everything we do: Serve Others, Do Right, Do Good, Be Safe, Have Fun, Be Inclusive and Drive Value.

Diversity, Equity and Inclusion

We believe that diversity, equity and inclusion ("DEI") is core to both our company success and the future growth of our industry. At Vail Resorts, one of our core values is "Be Inclusive," which means that we expect everyone at our Company to be welcoming to others, including all races, gender identities, sexual orientations, abilities and other differences. We have a specific leadership competency, "Elevate," which requires that all our leaders are self-aware of their own inclusive behavior so they can intentionally build diverse representation, bring equity to our business practices, and create inclusive communities in which all people can thrive. We are focused on continuing to move from accountability to action and have added "Elevate" as a competency in our annual performance management process for all employees.



We have a long history of building gender diversity throughout the Company. Women represent 54% of our corporate senior leaders at the director level and above and 52% of our corporate roles generally. Eight resorts in our portfolio are led by women, including five of our twelve destination mountain resorts (Vail, Park City, Keystone, Crested Butte, and Whistler Blackcomb). Six of the twelve directors on our Board are women, seven of our twelve executive committee members are women, we are one of only a few Fortune 1000 companies with women in both the Chief Financial Officer and Chief Executive Officer positions, and our Chief Executive Officer, Kirsten Lynch, is the only woman in our industry to head a Fortune 1000 company. While women currently represent approximately 22% of mountain operations senior leadership roles, we continue to strive to bring more gender diversity to these roles, which have historically been male-dominated. We have also developed women in leadership programs and a Women and Allies Employee Resource Group to foster an inclusive culture and ensure equity of our talent practices. Employee Resource Groups and Affinity Groups are part of a framework for under-represented talent to create a community with people who share those parts of their identity and their allies. Collectively, we refer to Employee Resource Groups and Affinity Groups as the "Employee Inclusion Network." An Affinity Group is an employee-led group that provides voluntary connection opportunities for our employees to build supportive relationships with colleagues who identify similarly to one another. An Employee Resources Group is an employee-led group focused on driving systemic change through data-driven recommendations to processes, policies and programs to further Company goals of equity and inclusion. Our Employee Inclusion Network is currently made up of two Employee Resource Groups (Women and Allies & Rainbow Room) and four Affinity Groups (Black Employee Network; Veterans, Partners and Allies; Asian and Pacific Islander and Allies; and La Comunidad - Latine/Hispanic Employees).

Building on our success with increasing representation of women, we are focused on improving racial diversity at Vail Resorts, as well as in our communities and our industry. We recognize that the future of the sport is inclusion, and the industry is facing a business imperative to inspire the next generation of diverse skiers and riders to join the sport. In the 2023/2024 North American ski season, our youth access programs served more than 12,000 youth who may not have otherwise had access to the sport from across 32 of our mountain communities, including Vail, Heavenly, and Park City, as well as from cities surrounding our regional ski areas, such as Boston, New York, Chicago, Detroit, Philadelphia, St. Louis, and more. Additionally, Vail Resorts offers the adaptive pass with discounted pricing for individuals with permanent disability to enjoy unlimited, unrestricted access to all Vail Resorts owned and operated resorts plus limited access at partner resorts including Telluride Ski Resort in Colorado and Resorts of the Canadian Rockies. This year, nearly 3,400 Epic Adaptive passes were sold, and the Company continues to deepen partnerships with over 50 nonprofit organizations to offer adaptive programming for those with physical and mental barriers, providing impactful in-kind support including lift tickets, ski passes, and office space. Keystone was also selected by the National Brotherhood of Snowsports ("NBS") as the host site for the 2025 NBS Summit to continue the welcoming experience the NBS community had at Vail Mountain in 2023. In service of this vision for the future of the sport, Vail Resorts is investing in building purposeful representation of talent from under-represented communities, embedding equity into leadership competencies and talent processes, and fostering an environment of inclusion where all employees are empowered to bring their full selves to work. Over the past four years, we have increased the representation of talent from under-represented communities in our senior leader positions, built leader capability to "Lead with Equity," and ensured employees have the opportunity to connect and engage with peers who share an identity through the aforementioned Employee Inclusion Network. As part of our commitment to driving sustainable change, we are listening and learning as a company, and the Company is part of CEO Action, Colorado Inclusive Economy and Civic Alliance.

We are committed to providing our employees with an *Experience of a Lifetime*. We have a holistic set of total rewards programs designed to support all aspects of that experience for people of all races and genders, and we strive for competitiveness against the external market for talent. In addition, as part of our "Be Inclusive" core value, we conduct regular pay equity audits and make adjustments as needed.

Our Code of Conduct states that every employee is entitled to work in a respectful environment that is free of harassment and discrimination and we require our full-time, year-round employees, as well as certain seasonal employees, to complete a Code of Conduct training on an annual basis. This annual requirement includes training on various topics, such as financial integrity, information security, ethical leadership and anti-harassment. In Fiscal 2024, the training was completed by 98% of this employee base.

Mountain Safety

The nature of our on-mountain operations comes with inherent safety risks, and the health and safety of our employees is a top priority. It is the shared responsibility of every employee to actively participate in creating a safe and secure environment and to minimize injuries. To that end, we routinely:

- provide resources and education to promote safe operating environments at our resorts, including compliance with Occupational Safety and Health Administration standards, as well as to improve overall workplace safety and health. This includes regular and ongoing safety training and assessments as well as safety audits, and all employees are required to take annual slope safety training;
- proactively assess risks to identify and mitigate unsafe conditions and integrate learnings from incidents to prevent future occurrences across our network of resorts; and
- hire and train a dedicated health and safety team that oversees resort operations as well as highly trained ski patrol professionals at each resort.

Employee Housing

While identifying and securing affordable housing options is challenging in some of the communities in which we operate, providing frontline employees affordable housing in our resort communities is a critical aspect of the employee value proposition. For the 2024/2025 North American ski season, we expect to serve approximately 6,100 frontline team members with affordable housing across our Resorts, as well as an additional 1,200 team members at GTLC for the 2025 summer season.

Intellectual Property

The development of intellectual property is part of our overall business strategy, and we regard our intellectual property as an important element of our success. Accordingly, we protect our intellectual property rights and seek to protect against its unauthorized use through international, national and state laws and common law rights. We file applications for and obtain trademark registrations and have filed for patents to protect inventions and will continue to do so where appropriate. We also seek to maintain our trade secrets and confidential information by nondisclosure policies and through the use of appropriate confidentiality agreements and contractual provisions.

In the highly competitive industry in which we operate, trademarks, service marks, trade names and logos are very important in the sales and marketing of our pass products, destination mountain resorts and regional ski areas, lodging properties and services. We seek to register and protect our trademarks, service marks, trade names and logos and have obtained a significant number of registrations for those trademarks. We believe our brands have become synonymous in the travel and leisure industry with a reputation for excellence in service and authentic hospitality. Among other national and international trademark registrations, the Company owns U.S. federal registrations for *Epic*®, *Epic Pass*®, *Vail Resorts*®, *Vail*®, *Beaver Creek*®, *Breckenridge*®, *Keystone*®, *Crested Butte & Design*®, *Kirkwood & Design*® and *Heavenly*®. The Company also owns Canadian and U.S. trademark registrations for the *Whistler Blackcomb & Design*® name and logo, and Swiss trademark registrations for the *CMA Group*® and *Giorgio Rocca*® name and logos.

Environmental Compliance and other Laws and Regulations

Our operations are subject to federal, state and local laws and regulations governing the environment, including laws and regulations governing water and sewer discharges, water use, air emissions, soil and groundwater contamination, the maintenance of underground and aboveground storage tanks and the disposal of waste and hazardous materials. Examples of such laws and regulations in the U.S. include the National Environmental Policy Act (NEPA), the California Environmental Quality Act and the Vermont Land Use and Development Act. Internationally, we are subject to the Forest and Range Practices Act and Watershed Sustainability Act in British Columbia as well as the Environmental Planning and Assessment Act 1979 (NSW, Australia) and the Environment Protection Act 1970 and the Environment Protection and Biodiversity Conservation Act 1999 (Victoria, Australia). We are also required to comply with all Swiss regulations, including federal acts and ordinances, as well as Cantonal authorities.

Various federal, state, local and provincial regulations also govern our resort operations, including liquor licensing and food safety regulations applicable to our food and beverage operations and safety standards relating to our lift operations and heli-ski operations at Whistler Blackcomb. In addition, each resort is subject to and must comply with state, county, regional and local government land use regulations and restrictions, including, for example, employee housing ordinances, zoning and density restrictions, noise ordinances and wildlife, water and air quality regulations. We believe that we are in compliance, in all material respects, with environmental and other laws and regulations. Compliance with such provisions has not materially impacted our capital expenditures, earnings, or competitive position, and we do not anticipate that it will have a material impact in the future.

Contracts with Governmental Authorities for Resort Operations

U.S. Forest Service Resorts

The operations of Breckenridge, Vail Mountain, Keystone, Crested Butte, Stevens Pass, Heavenly, Kirkwood, Mount Snow, Attitash and portions of Beaver Creek and Wildcat are conducted on land under the jurisdiction of the U.S. Forest Service (collectively, the "Forest Service Resorts"). The 1986 Ski Area Permit Act (the "1986 Act") allows the Forest Service to grant Term Special Use Permits (each, a "SUP") for the operation of ski areas and construction of related facilities on National Forest lands. In November 2011, the 1986 Act was amended by the Ski Area Recreational Opportunity Enhancement Act (the "Enhancement Act") to clarify the Forest Service's authority to approve facilities primarily for year-round recreation. Under the 1986 Act and the Enhancement Act, the Forest Service has the authority to review and approve the location, design and construction of improvements in the permit area and many operational matters.

Each individual national forest is required by the National Forest Management Act to develop and maintain a Land and Resource Management Plan (a "Forest Plan"), which establishes standards and guidelines for the Forest Service to follow and consider in reviewing and approving our proposed actions.

Each of the Forest Service Resorts operates under a SUP, and the acreage and expiration date information for each SUP is as follows:

Forest Service Resort	Acres	Expiration Date
Breckenridge	5,702	December 31, 2029
Vail Mountain	12,353	December 1, 2031
Keystone	8,376	December 31, 2032
Beaver Creek	3,801	November 8, 2039
Heavenly	7,050	May 1, 2042
Mount Snow	894	April 4, 2047
Attitash	279	April 4, 2047
Wildcat	953	November 18, 2050
Kirkwood	2,330	March 1, 2052
Stevens Pass	2,443	August 31, 2058
Crested Butte	4,350	September 27, 2058

We anticipate requesting a new SUP for each Forest Service Resort prior to its expiration date as provided by Forest Service regulations and the terms of each existing SUP. We are not aware of the Forest Service refusing to issue a new SUP to replace an expiring SUP for a ski resort in operation at the time of expiration. The Forest Service can also terminate a SUP if it determines that termination is required in the public interest. However, to our knowledge, no SUP has ever been terminated by the Forest Service over the opposition of the permit holder.

Each SUP contains a number of requirements, including indemnifying the Forest Service from third-party claims arising out of our operation under the SUP and compliance with applicable laws, such as those relating to water quality and endangered or threatened species. For use of the land authorized by the SUPs, we pay a fee to the Forest Service ranging from 1.5% to 4.0% of adjusted gross revenue for activities authorized by the SUPs. Included in the calculation are sales from, among other things, lift tickets, pass products, ski school lessons, food and beverage, certain summer activities, equipment rentals and retail merchandise.

The SUPs may be revised or amended to accommodate changes initiated by us or by the Forest Service to change the permit area or permitted uses. The Forest Service may amend a SUP if it determines that such amendment is in the public interest. While the Forest Service is required to seek the permit holder's consent to any amendment, an amendment can be finalized over a permit holder's objection. Permit amendments must be consistent with the Forest Plan and are subject to the provisions of the National Environmental Policy Act ("NEPA"), both of which are discussed below.

The 1986 Act requires a Master Development Plan ("MDP") for each ski area that is granted a SUP, and all improvements that we propose to make on National Forest System lands under any of our SUPs must be included in a MDP, which describes the existing and proposed facilities, developments and area of activity within the permit area. The MDPs are reviewed by the Forest Service for compliance with the Forest Plan and other applicable laws and, if found to be compliant, are accepted by the Forest Service. Notwithstanding acceptance by the Forest Service of the conceptual MDPs, individual projects still require separate applications and compliance with NEPA and other applicable laws before the Forest Service will approve such projects. We update or amend our MDPs for our Forest Service Resorts from time to time.

Whistler Blackcomb

Whistler Blackcomb is comprised of two mountains: Whistler Mountain and Blackcomb Mountain. Whistler Mountain and Blackcomb Mountain are located on Crown Land within the traditional territory of the Squamish and Lil'wat Nations. The relationship between Whistler Blackcomb and Her Majesty, the Queen in Right of British Columbia (the "Province") is largely governed by Master Development Agreements (the "MDAs") between the Province and Whistler Mountain Resort Limited Partnership ("Whistler LP") with respect to Whistler Mountain, and between the Province and Blackcomb Skiing Enterprises Limited Partnership ("Blackcomb LP") with respect to Blackcomb Mountain. Together, Whistler LP and Blackcomb LP are referred to as the "Partnerships."

The MDAs, which were entered into in February 2017, have a term of 60 years (expiring on February 23, 2077) and are replaceable for an additional 60 years by option exercisable by the Partnerships after the first 30 years of the initial term. In accordance with the MDAs, the Partnerships are obligated to pay annual fees to the Province at a percentage of gross revenues related to the operation of certain activities at Whistler Blackcomb.

The MDAs require that each of the mountains be developed, operated and maintained in accordance with its respective master plan, which contains requirements as to matters such as trail design and development, passenger lift development and environmental concerns. The MDAs grant a general license to use the Whistler Mountain lands and the Blackcomb Mountain lands for the operation and development of Whistler Blackcomb. The MDAs also provide for the granting of specific tenures of land owned by the Province to the Whistler LP or the Blackcomb LP, as applicable, by way of rights-of-way, leases or licenses. Each Partnership is permitted to develop new improvements to Whistler Mountain or Blackcomb Mountain, as the case may be, within standard municipal type development control conditions. We are obligated to indemnify the Province from third-party claims arising out of our operations under the MDAs.

Northeast Resorts

Stowe and Okemo operate partially on land that we own and partially on land we lease from the State of Vermont. With respect to Stowe, the land we own is on the Spruce Peak side of the resort while the land we lease from the State of Vermont is located on Mt. Mansfield in the Mt. Mansfield State Forest. The initial ten-year term of the lease commenced in June 1967, and the lease provides for eight separate ten-year extension options. The current term of the lease extends through June 2027, and there are three remaining ten-year extension options. With respect to Okemo, we own the Jackson Gore base area land and lease most of the skiable terrain from the State of Vermont. The initial ten-year term of the lease commenced in December 1963, and the lease provides for eight separate ten-year extension options. The current term of the lease extends through December 2033, and there are two remaining ten-year extension options. Under both leases, the land can be used for the development and operation of a ski area including ski trails, ski lifts, warming shelters, restaurants and maintenance facilities. For use of the land under the leases, we pay a fee to the State of Vermont based on revenue for activities authorized by the lease, such as lift tickets, pass products, food and beverage, summer activities and retail merchandise. We are obligated to indemnify the State of Vermont from third-party claims arising out of our operations under the lease.

Mount Sunapee lies within the Mount Sunapee State Park and operates on land that we lease from the State of New Hampshire. The initial twenty-year term of the lease commenced in July 1998, and the lease provides for three separate ten-year extension options. The current term of the lease extends through June 2028, and there are two remaining ten-year extension options. The land can be managed and operated as a ski area and summer recreational facility, including all of its support activities, to provide year-round outdoor recreation. For use of the land under the lease, we pay a fee to the State of New Hampshire that includes both a base fee and a fee based on revenue from activities authorized by the lease, such as lift tickets, pass products, food and beverage, summer activities and retail merchandise. We are obligated to indemnify the State of New Hampshire from third-party claims arising out of our operations under the lease.

Laurel Mountain

Laurel Mountain Ski Area operates within Laurel Mountain State Park ("State Park") under a Concession Lease Agreement (the "Lease Agreement") with the Commonwealth of Pennsylvania, acting through the Department of Conservation and Natural Resources ("Department"). The Lease Agreement, first entered into on October 15, 2018, allows for ski operations on approximately 387 acres of the State Park, including the existing ski area, buildings and equipment owned by the Department. The Lease Agreement is automatically renewed for a total of 35 one-year terms through October 31, 2051. We pay a fixed annual rent, as well and an additional amount based on the number of skier visits, with a cap subject to semi-annual consumer price index adjustments.

Australian Resorts

Perisher is located in the Kosciuszko National Park, the largest national park in New South Wales, Australia. The resort includes four villages (Perisher Valley, Smiggin Holes, Guthega and Blue Cow) and their associated ski fields, as well as the site of the Skitube Alpine Railway at Bullock's Flat, which is accredited in accordance with the Rail Safety National Law (NSW) No. 82a. The Office of Environment and Heritage ("OEH"), an agency of the New South Wales government, which is part of the Department of Planning and Environment, is responsible for the protection and conservation of the Kosciuszko National Park. The National Parks and Wildlife Act 1974 (NSW) ("NPW Act") establishes the National Parks and Wildlife Service and is responsible for the control and management of the Kosciusko National Park.

The NPW Act requires the Kosciuszko National Park to be managed in accordance with the principles specified in that legislation, including the provision for sustainable visitor or tourist use and enjoyment that is compatible with the conservation of the national park's natural and cultural values. The legislation also authorizes the Minister for the Environment and the Minister for Heritage (the "Minister") to grant leases and licenses of land within the Kosciuszko National Park for various purposes, including for purposes related to sustainable visitor or tourist use and enjoyment. Under this power, the Minister has granted to Perisher a lease and a license of specified land within the Kosciusko National Park until June 30, 2048, with an option to renew for an additional period of 20 years. The Minister has also granted Perisher a lease of the parking lot at Perisher Valley that expires on December 31, 2025. Subject to certain conditions being met, the lease for the Perisher Valley parking lot can be extended until June 30, 2048, with an option to renew for a further 20 years. The lease and license provide for the payment of a minimum annual base rent with periodic increases in base rent over the term, turnover rent payments based on a percentage of certain gross revenue, remittance of park user fees and certain other charges, also subject to periodic increases over the term.

Falls Creek and Hotham are located in the Alpine National Park in Victoria, Australia. Falls Creek and Hotham both operate on Crown land permanently reserved under the *Crown Land (Reserves) Act 1978* (Vic), with the exception of three small parcels of freehold land within the Hotham resort area. Each resort is subject to the *Alpine Resorts (Management) Act 1997* (Vic) (the "ARM Act"), which is in place to manage the development, promotion, management and use of the resorts on a sustainable basis and in a manner that is compatible with the alpine environment. The ARM Act established the Alpine Resorts Commission to plan for the direction and sustainable growth of Victoria's five alpine resorts (including Falls Creek and Hotham). This includes review and coordination of the implementation of an Alpine Resorts Strategic Plan to which Falls Creek and Hotham are subject.

The ARM Act also established each of the Falls Creek Resort Management Board and Hotham Resort Management Board (the "RMBs"), each of which is appointed by, and responsible to, the Minister for Energy, Environment and Climate Change (the "Minister"). The RMBs are responsible for the management and collection of fees for entrance into the Alpine National Park and from Falls Creek and Hotham ski resorts. The ARM Act authorizes the RMBs to grant leases subject to Ministerial approval, and under this power, the entities operating the Hotham and Falls Creek resorts have each been leased land within the Alpine National Park under various long-term leases with differing expiration dates. The main lease for the ski field at Falls Creek expires December 31, 2040, while the main lease for the ski field at Hotham expires December 31, 2057. The key ski field leases provide for the payment of rent with both a fixed and variable component, a community service charge payable to the ARCC and a ski patrol contribution payable to RMBs. At Hotham, we also lease land known as 'Dinner Plain' within the Alpine National Park which expires on June 30, 2031, with an option to extend for a further 10 years.

The *Alpine Resorts (Management) Regulations 2009* (Vic) gives the RMBs the power to declare the snow season, temporarily close the resort to entry if there is a significant danger to public safety, determine parts of a resort to which entry is prohibited, set aside areas of the resort for public use, parking, driving of vehicles, or landing of aircraft, and determine the areas for cross country ski trails, skiing, snowboarding and other snow play activities.

Swiss Resorts

Andermatt-Sedrun - acquired by the Company on August 3, 2022, Andermatt-Sedrun is located in the Usern Valley of the Swiss Alps and comprises five mountains (Gemsstock, Nätschen, Sedrun/Oberalp, Realp and Valtgeva). Ski operations are conducted on land owned by Andermatt Swiss Alps AG ("ASA") as freehold or leasehold properties, land owned by Usern Corporation, land owned by the municipality of Tujetsch and land owned by private property owners.

ASA holds three leasehold properties, which are owned by either Usern Corporation, a corporation under public law consisting of all the citizens of the Usern Valley, or the Swiss Confederation, namely the Federal Department of Defense, Civil Protection, and Sport ("DDPS"). For the land owned by Usern Corporation, ASA and Usern Corporation have entered into a main framework concession agreement, dated August 13, 2013, which sets forth the terms and conditions for the use of the land in connection with ski infrastructure facilities in the Gemsstock and Nätschen-Gütsch-Oberalp areas ("Ursern Framework Concession"). The Ursern Framework Concession was entered into for a fixed term until December 31, 2032. An application for renewal of the Ursern Framework Concession must be submitted at least 12 months prior to the expiration of the concession agreement, and we anticipate applying for the renewal. For the land owned by the Swiss Confederation, ASA has entered into leasehold agreements with the DDPS, which have a term of 50 years expiring on April 10, 2067 and March 13, 2068.

Another part of the land on which the Andermatt-Sedrun resort operations are conducted is owned by the municipality of Tujetsch. By means of a personal easement agreement dated October 12, 2012, ASA was granted various building rights and rights of way in order to build, operate and maintain the T-Bars and chairlifts on Tujetsch's property. The personal easement agreement was entered into for a fixed term until October 12, 2032, and we anticipate applying for renewal.

With respect to Swiss operations, companies who provide for regular and commercial passenger transportation by rail, road and water as well as by cable cars and elevators must obtain a passenger transport concession from the Federal Office of Transport

("FOT"). Under the Ursern Framework Concession, ASA was granted the required concessions for all ski infrastructure facilities and the usage of the ski slopes on the property of the Ursern Corporation. In the course of expanding the ski infrastructure facilities Urserntal-Oberalp, the FOT granted ASA passenger transport concessions for a total of 12 cableway installations by means of a plan approval dated May 30, 2014. Each passenger transport concession has a separate expiration date between 2026 and 2042, and we will then be able to apply for an extension or new concession. Additionally, the plan approval included concessions and approvals for ancillary installations such as ski slopes, snowmaking systems, rolling carpets, railway station passenger subway and clearings.

Crans-Montana - acquired by the Company on May 2, 2024, Crans-Montana is located in the Valais canton of Switzerland. The acquired operations include: an approximate 84% ownership stake in Remontées Mécaniques Crans Montana Aminona SA ("CMA"), which controls and operates all the resort's lifts and supporting mountain operations, including four retail and rental locations; full ownership of SportLifeAG, which operates one of the ski schools located at the resort; and full ownership of 11 restaurants located on and around the mountain (operated by Crans-Montana Food and Beverage SA, or "CMFB").

The municipalities of Crans-Montana and Lens hold a stake in CMA of approximately 9.47% and 3.33%, respectively, which, together with our ownership share, collectively accounts for a total of approximately 96.22% ownership. For the purpose of governing the exercise of selected rights and obligations as shareholders in CMA, we entered into a shareholders' agreement with the municipalities of Crans-Montana and Lens. The initial fixed term of the agreement expires on December 31, 2035, subject to future automated ten-year renewal periods, unless terminated by us or the municipalities acting jointly. Among other things, the shareholders' agreement provides for terms and conditions in relation to the election and governance of the board of directors, company policies, dividends, financial aspects and related matters.

The operations of the resort are conducted on land owned by CMA or CMFB as freehold or leasehold properties, land owned by regional civic communities, land owned by the municipalities of Crans-Montana or Lens and land owned by private property owners. Portions of the Crans-Montana resort operations are conducted on land owned by third parties, including local municipalities, via numerous registered easements, building rights, or other agreements. Certain of these building rights are also subject to federal concessions.

As noted above, companies who provide for regular and commercial passenger transportation by rail, road and water as well as by cable cars and elevators must obtain a passenger transport concession from the FOT. Crans-Montana was granted the required concessions for all ski infrastructure facilities and the usage of the ski slopes. Each passenger transport concession is granted for a maximum of 40 years and may then be extended, with the existing concessions having expiration dates between 2032 and 2047.

Concession Agreements

National Park Concessioner Properties

GTLC operates three lodging properties, food and beverage services, retail, camping and other services within the Grand Teton National Park under a concession agreement with the NPS. Our concession agreement with the NPS for GTLC, which had an initial term expiration date of December 31, 2021, was amended in June 2021 to extend the term to December 31, 2023. Additionally, in November 2023, we agreed to an amendment to the agreement extending the term until December 31, 2024. The NPS currently expects to release a contract solicitation for the services offered by GTLC by the end of calendar year 2024. We currently expect that our existing agreement will be extended for an additional one year through December 31, 2025 due to the time needed for solicitation, preparation, review and award of a new contract. We expect the NPS to confirm this extension in the fall of 2024. We pay a fee to the NPS of a percentage of the majority of our sales occurring in Grand Teton National Park.

Flagg Ranch Company, a wholly-owned subsidiary, provides lodging, food and beverage services, retail, service station, recreation and other services on the Parkway located between Grand Teton National Park and Yellowstone National Park. Our concession contract with the NPS for the Parkway expires on October 31, 2028, and we pay a fee to the NPS of a percentage of the majority of our sales occurring in the Parkway.

Prior to expiration of these concession contracts, we will have the opportunity to bid against other prospective concessioners for award of a new contract. The NPS may suspend operations under the concession contract at any time if the NPS determines it is necessary to protect visitors or resources within the Grand Teton National Park or during a Federal Government shutdown. The NPS may also terminate the concession contract for breach, following notice and a 15 day cure period or if it believes termination is necessary to protect visitors or resources within the Grand Teton National Park.

Available Information

We file with or furnish to the Securities and Exchange Commission ("SEC") reports, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These reports and proxy statements are available free of charge on our corporate website www.vailresorts.com as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. We also use our website as a means of disclosing additional information, including for complying with our disclosure obligations under the SEC's Regulation FD (Fair Disclosure). Information on our websites does not constitute part of this document. Materials filed with or furnished to the SEC are also made available on its website at www.sec.gov.

ITEM 1A.   RISK FACTORS.

Our operations and financial results are subject to various risks and uncertainties that could adversely affect our financial position, results of operations and cash flows. The risks described below should carefully be considered together with the other information contained in this report.

Risks Related to Our Business

We are subject to the risk of prolonged weakness in general economic conditions including adverse effects on the overall travel and leisure related industries.

Skiing, travel and tourism are discretionary recreational activities that can entail a relatively high cost of participation and may be adversely affected by economic slowdown or recession. Economic conditions in North America, Europe and parts of the rest of the world, including inflationary pressures, elevated interest rates, supply chain disruption, fluctuating commodity pricing, geopolitical conflicts and uncertainties, increased labor costs and shortages, increased fuel prices, high unemployment, erosion of consumer confidence, health pandemics, sovereign debt issues and financial instability in the global markets, among other factors, could have negative effects on the travel and leisure industry and on our results of operations. As a result of these and other economic uncertainties, we have experienced and may continue to experience changes in booking trends including guest reservations made much closer to the actual date of stay, a decrease in the length of stay, a decrease in consumer spending and/or a decrease in group bookings. We cannot predict what further impact these uncertainties may continue to have on overall travel and leisure or more specifically, on our guest visitation, guest spending or other related trends and the ultimate impact it will have on our results of operations. Additionally, the actual or perceived fear of weakness in the economy could also lead to decreased spending by our guests. This could be further exacerbated by the fact that we charge some of the highest prices for single day lift tickets and ancillary services in the ski industry; however, we offer pass products, including the Epic Day Pass, which are available at a discount to the single day lift ticket prices. In the event of a decrease in visitation and overall guest spending we may decide we need to offer a higher amount of discounts and incentives than we have historically, which would adversely impact our operating results. Our Resorts also serve as a destination for international guests. To the extent there are material changes in exchange rates relative to the U.S. dollar or travel restrictions in place due to inflation, geopolitical conflicts or uncertainties, health pandemics or other factors, it could impact the volume of international visitation, which could have a significant impact on our operating results.

We may be adversely impacted by the effects of high or prolonged inflation and elevated interest rates.

Inflation increases the cost of goods we purchase and services we buy, the cost of capital projects and wages and benefits for our workforce. Although we may take measures to mitigate the impact of inflation through pricing actions or cost reduction measures, if we are not able to offset inflationary costs, our results of operations will be negatively impacted and possibly in a material manner. As a result, the impact of high and prolonged inflation could have a material adverse effect on our business, financial condition, or results of operations. Inflationary pressures also increase the cost of living and cost of travel, which decreases consumers' disposable income and could impact our guests' discretionary spending habits or willingness to visit our Resorts, which could reduce customer demand for the products and services that we offer and negatively impact our financial condition or our results of operations. In addition, the existence of inflation in certain economies has resulted in, and may continue to result in, elevated interest rates. Our business could be adversely impacted by increases in the cost of borrowing from elevated interest rates. Elevated interest rates increase the borrowing costs on new debt, including debt we may refinance, as well as any existing variable rate indebtedness, and could affect the fair value of our investments.

We are vulnerable to unfavorable weather conditions and the impact of natural disasters.

Our ability to attract guests to our Resorts is partly influenced by weather conditions and by the amount and timing of snowfall during the ski season. Unfavorable weather conditions can adversely affect skier visits and our revenue and profits. Unseasonably warm weather may result in inadequate natural snowfall and reduce skiable terrain, which increases the cost of snowmaking and could render snowmaking, wholly or partially, ineffective in maintaining quality skiing conditions, including in areas which are not accessible by snowmaking equipment. On the other hand, excessive natural snowfall may significantly increase the costs incurred to groom trails and may make it difficult for guests to access our Resorts.

Additionally, there is scientific research that emissions of greenhouse gases continue to alter the composition of the global atmosphere in ways that are affecting and are expected to continue affecting the global climate. The effect of climate change, including any impact of global warming, could have a material adverse effect on our results of operations as a result of decreased snowfall, increased weather variability and/or warmer overall temperatures, which could adversely affect skier visits and our revenue and profits. Revenues and profits generated from mountain summer activities/sightseeing and golf peak season operations are not nearly sufficient to off-set off-season losses from our other mountain and lodging operations. This impact could be exacerbated by climate change.

There can be no assurance that our Resorts will receive seasonal snowfalls near their historical averages. An example of weather variability was observed throughout the 2023/2024 North American ski season, where significant weather-related challenges disrupted operating days and impacted demand, including lower snowfall for the full winter season compared to the prior year period across our western North American resorts and limited natural snow and variable temperatures at our Eastern U.S. resorts (comprising the Midwest, Mid-Atlantic, and Northeast). Past ski season snowfall levels or consistency of snow conditions can impact sales of pass products or other advanced bookings. Additionally, the early season snow conditions and skier perceptions of early season snow conditions can influence the momentum and success of the overall ski season. Unfavorable weather conditions can adversely affect our Resorts and lodging properties as guests tend to delay or postpone vacations if conditions differ from those that are typical at such Resorts for a given season. Although we have created geographic diversification to help mitigate the impact of weather variability, there is no way for us to predict future weather patterns or the impact that weather patterns may have on our results of operations or visitation.

A severe natural disaster, such as a forest fire, may interrupt our operations, damage our properties, reduce the number of guests who visit our Resorts in affected areas and negatively impact our revenue and profitability. Damage to our properties could take a long time to repair and there is no guarantee that we would have adequate insurance to cover the costs of repair and recoup lost profits. Furthermore, such a disaster may interrupt or impede access to our affected properties or require evacuations and may cause visits to our affected properties to decrease for an indefinite period. The ability to attract visitors to our Resorts is also influenced by the aesthetics and natural beauty of the outdoor environment where our Resorts are located. A severe forest fire or other severe impacts from naturally occurring events could negatively impact the natural beauty of our Resorts and have a long-term negative impact on our overall guest visitation as it could take several years for the environment to recover.

Our Epic Coverage program may require us to provide significant refunds to our pass product holders, which would result in reduced revenue and could also expose us to the risk of customer complaints and negative perception about our pass products.

Epic Coverage is included with the purchase of all pass products for no additional charge. Epic Coverage offers refunds to pass product holders if certain qualifying personal or Resort closure events occur before or during the ski season, subject to express terms and conditions. Accordingly, to the extent that a significant volume of qualifying events occur during the ski season, we could be required to provide a significant amount of refunds to our pass product holders, subject to express terms and conditions, which could have a material negative impact on our financial performance and condition.

The estimated amount of refunds reduce the amount of pass product revenue recognized by the Company. To estimate the amount of refunds under Epic Coverage, the Company considers historical claims data for personal events and the Company's operating plans for its Resorts. The Company believes the estimates of refunds are reasonable; however, the program is subject to a number of variables and uncertainties, and therefore actual results could vary materially from such estimates, and the Company could be required to refund significantly higher amounts than estimated.

Epic Coverage has also resulted in customer complaints and negative perception by customers who believe they are entitled to a refund for events that do not qualify under the express terms and conditions of the program. Any complaints posted by customers on social media platforms, even if inaccurate, may harm our reputation, and may divert management's time and attention away from other business matters.

Leisure travel is particularly susceptible to various factors outside of our control, including terrorism, the uncertainty of military and geopolitical conflicts, the cost and availability of travel options and changing consumer preferences or willingness to travel.

Our business is sensitive to the willingness of our guests to travel. Adverse economic conditions, pandemics, acts of terrorism, political events and developments in military and geopolitical conflicts in areas of the world from which we draw our guests could depress the public's propensity to travel and cause severe disruptions in both domestic and international air travel and consumer discretionary spending, which could reduce the number of visitors to our Resorts and have an adverse effect on our results of operations. Many of our guests travel by air and the impact of higher prices for commercial airline services, availability of air services and willingness of guests to travel by air could cause a decrease in visitation by Destination guests to our Resorts. Visitation may also decrease if widespread airline or airport disruptions or flight cancellations occur. A significant portion of our guests also travel by vehicle and higher gasoline prices or willingness of guests to travel generally due to safety or traffic concerns could cause a decrease in visitation by guests who would typically drive to our Resorts. Higher cost of travel may also affect the amount that guests are willing to spend at our Resorts and could negatively impact our revenue particularly for lodging, ski school, dining and retail/rental. In addition, economic volatility and uncertainty, supply chain disruptions, increased fuel prices and increases to cost of travel (as a result of geopolitical factors or otherwise) may adversely affect our business and results of operations.

Additionally, our success depends on our ability to attract visitors to our Resorts. Changes in consumer tastes and preferences, particularly those affecting the popularity of skiing and snowboarding, and other social and demographic trends could adversely affect the number of skier visits during a ski season. A significant decline in skier visits compared to historical levels would have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

Pandemics and public health emergencies could materially disrupt our business and negatively impact our results of operations, cash flows and financial condition.

Pandemics and public health emergencies, such as the COVID-19 pandemic, may impact our results of operations, cash flows and financial condition in ways that are uncertain, unpredictable and outside of our control. The extent of the impact of such an event depends on the severity and duration of the public health emergency or pandemic, as well as the nature and duration of federal, state and local laws, orders, rules, emergency temporary standards, regulations and mandates, together with protocols and contractual requirements implemented by our customers, that may be enacted or newly enforced in response. Additionally, our ability to provide our services during such an event may be dependent on the governmental or societal responses to these circumstances in the markets in which we operate. A pandemic or public health emergency is likely to heighten and exacerbate the risks described herein. We experienced many of these risks in connection with the COVID-19 pandemic. Any resurgence of infection rates or the spread of new variants or viruses could adversely affect our revenue, results of operations and cash flows.

Cyberattacks or other interruptions to or disruption of our information technology systems and services could disrupt our business.

Our business relies on the continuous operation of information technology systems and services. Despite our efforts, our information networks and systems are vulnerable to service interruptions or to security breaches from inadvertent or intentional actions by our employees or vendors, natural disasters, system or equipment malfunctions, power outages, computer viruses or intentional attacks by malicious third parties, which could persist undetected for an extended period of time. Any interruption to these systems and services could adversely impact our business, including lost revenue, customer claims, damage to reputation, litigation, and/or denial or interruption to our processing of transactions and/or the services we provide to customers. We also provide information to third party service providers and rely on third party service providers for the provision of information technology services. There is a risk that the information held by third parties could be disclosed, otherwise compromised, or disrupted. We carry insurance for many of these adverse events, including cyber security insurance, but our insurance coverage may not always be sufficient to meet all of our liabilities or our losses.

There has been a rise in the number of sophisticated cyberattacks on network and information systems, including ransomware attacks that prevent the target from accessing its own data and/or systems until a ransom is paid. As a result, the risks associated with such an event continue to increase. We have experienced cybersecurity threats and incidents, none of which have been material. We have taken, and continue to take, steps to address these concerns by implementing various cybersecurity risk management strategies, initiatives, and internal controls, with the goal of enhancing cybersecurity. However, there can be no assurance that our internal controls or cybersecurity risk management practices will be effective, and that a system interruption, security breach or unauthorized access will not occur. Cyber threats and attacks are constantly evolving and becoming more sophisticated, which increases the difficulty and cost of detecting and defending against them. In addition, despite our efforts to proactively institute cybersecurity defense mechanisms, such as regular cybersecurity tabletop exercises, control gap analyses, threat modeling, impact analyses, internal and external cybersecurity audits, vulnerability scans, penetration tests, third party

analyses, and other cybersecurity threat defense strategies, such strategies may ultimately prove ineffective, as they are, by their nature, largely reactive, and cybersecurity threats are constantly evolving as threat actors become more sophisticated. For additional information regarding our cybersecurity processes, policies and programs, refer to Item 1C. “Cybersecurity.” Cyber threats and attacks can have cascading impacts across networks, systems and operations. Any such interruption, breach or unauthorized access to our network or systems, or the networks or systems of our vendors, could adversely affect our business operations and result in the loss of critical or sensitive confidential information or intellectual property, as well as impact our ability to meet regulatory or compliance obligations, and could result in financial, legal, business and reputational harm to us. These events also could result in large expenditures to repair or replace the damaged properties, products, services, networks or information systems to protect them from similar events in the future.

Failure to maintain the integrity and security of our internal, employee or guest data could result in damages to our reputation and subject us to costs, fines or lawsuits.

Our business relies on the use of large volumes of data. We collect and retain guest data, including credit card numbers and other sensitive personal information, for various business purposes, such as processing transactions, marketing and other promotional purposes. We also maintain personal information about our employees. We could make faulty decisions if data is inaccurate or incomplete. Maintaining the integrity and security of data can be costly and is critical to our business, and our guests and employees have a high expectation that we will adequately protect their personal information. A significant theft, loss, loss of access to, or fraudulent use of customer, employee, or company data held by us or our service providers could adversely impact our reputation, and could result in significant remedial and other expenses, fines, and/or litigation.

Our business is highly seasonal.

Our mountain and lodging operations are highly seasonal in nature. Peak operating season for our North American and European Resorts is from mid-December to mid-April, and accordingly, revenue and profits from our mountain and most of our lodging operations are substantially lower and historically result in losses from late spring to late fall. Conversely, peak operating seasons for our Australian Resorts, GTLC and Flagg Ranch, mountain summer activities (including our Epic Discovery program), sightseeing and our golf courses generally occur from June to the end of September. Revenue and profits generated by our Australian Resorts, GTLC and Flagg Ranch, mountain summer activities/sightseeing and golf peak season operations are not nearly sufficient to fully offset our off-season losses from our other mountain and lodging operations. For Fiscal 2024, approximately 82% of total combined Mountain and Lodging segment net revenue (excluding Lodging segment revenue associated with reimbursement of payroll costs) was earned during our second and third fiscal quarters. This seasonality is partially mitigated by the sale of pass products (which for Fiscal 2024 accounted for approximately 65% of the total lift revenue) predominately occurring during the period prior to the start of the ski season as the cash from those sales is collected in advance and revenue is primarily recognized in the second and third fiscal quarters. In addition, the timing of major holidays and school breaks can impact vacation patterns and therefore visitation at our destination mountain Resorts and regional ski areas. If we were to experience an adverse event or realize a significant deterioration in our operating results during our peak periods (our fiscal second and third quarters) we would be unable to fully recover any significant declines in such fiscal year due to the seasonality of our business. Operating results for any quarter are not necessarily indicative of the results that may be achieved for any subsequent quarter or for a full fiscal year (see Notes to Consolidated Financial Statements).

We face significant competition.

The ski resort and lodging industries are highly competitive. There are approximately 770 ski areas in North America, including approximately 485 in the U.S. that serve local and destination guests, and these ski areas can be more or less impacted by weather conditions based on their location and snowmaking capabilities. The factors that we believe are important to customers include:

- proximity to population centers;
- availability and cost of transportation to ski areas;
- availability and quality of lodging options and other amenities in resort areas;
- ease of travel to ski areas (including direct flights by major airlines);
- pricing of lift tickets and/or pass products;
- the magnitude, quality and price of related ancillary services (ski school, dining and retail/rental);
- quality of snowmaking;
- type and quality of skiing and snowboarding offered;
- duration of the ski season;
- weather conditions; and
- reputation.

There are many competing options for our guests, including other major resorts in Colorado, Utah, California, Nevada, the Pacific Northwest, Northeast and Southwest United States, and British Columbia, Canada, Australia, Switzerland, and other major destination ski areas worldwide. Our guests can choose from any of these alternatives, as well as non-skiing vacation options and destinations around the world. In addition, other forms of leisure such as sporting events and participation in other competing indoor and outdoor recreational activities are available to potential guests.

Our retail/rental business competes with numerous other national, regional, local and online retail and rental businesses. RockResorts hotels, our other hotels and our property management business compete with numerous other hotel and property management companies. Each of these competing businesses may have greater financial resources than we do and they may be able to adapt more quickly to changes in customer requirements or devote greater resources to promotion of their offerings than us. Additionally these competing businesses may offer locations, pricing or other factors that appeal to potential customers.

The high fixed cost structure of mountain resort operations can result in significantly lower margins if revenues decline.

The cost structure of our mountain Resort operations has a significant fixed component with variable expenses including, but not limited to, land use permit or lease fees and other resort related fees, credit card fees, retail/rental cost of sales, labor, and resort, dining and ski school operations. Any material declines in the economy, elevated geopolitical uncertainties and/or significant changes in historical snowfall patterns, as well as other risk factors discussed herein, could adversely affect revenue. As such, our margins, profits and cash flows may be materially reduced due to declines in revenue given our relatively high fixed cost structure. In addition, inflation has accelerated in the U.S. and globally in recent years due in part to global supply chain issues, the Ukraine-Russia war, a rise in energy prices and strong consumer demand. Increases in expenses as a result of this inflationary environment and other economic factors may adversely impact wages and other labor costs, energy, healthcare, insurance, transportation and fuel, cost of goods, property taxes, minimum lease payments and other expenses and operating costs included in our fixed cost structure, which may also reduce our margin, profits and cash flows.

We may not be able to fund resort capital expenditures, accurately identify the need for, or anticipate the timing of certain capital expenditures, which may adversely impact our business.

We regularly expend capital to construct, maintain and renovate our mountain Resorts and properties in order to remain competitive, maintain the value and brand standards of our mountain Resorts and properties and comply with applicable laws and regulations. We cannot always predict where and when capital will need to be expended in a given fiscal year and capital expenditures can increase due to circumstances beyond our control. We currently anticipate that we will spend approximately $216 million to $221 million on capital projects in calendar year 2024.

Our ability to fund capital expenditures will depend on our ability to generate sufficient cash flow from operations and/or to borrow from third parties in the debt market or raise additional capital in the equity market. We cannot provide assurances that our operations will be able to generate sufficient cash flow to fund such capital expenditures or that cash flows generated will be allocated to fund capital expenditures, or that we will be able to obtain sufficient capital from other sources on adequate terms, or at all, especially considering elevated interest rates. Our ability to generate cash flow and to obtain third-party financing will depend upon many factors, including:

- our future operating performance;
- general economic conditions, including interest rates, and economic conditions affecting the resort industry, the ski industry and the capital markets;
- competition; and
- legislative and regulatory matters affecting our operations and business;

Any inability to generate sufficient cash flows from operations or to obtain adequate third-party financing could cause us to delay or abandon certain projects and/or plans.

Further, our properties and equipment at our mountain Resorts, including parking areas, roads, ski lifts, and other infrastructure, require periodic maintenance capital expenditures in order to maintain standards of satisfactory operating performance and appearance. Although some maintenance capital expenditure projects are routine and normally planned to occur outside of peak operating periods in order to not interfere with business operations, other maintenance capital expenditure projects are non-routine, difficult to predict, and could arise during peak operating periods. If we fail to identify the need for a maintenance project, address a maintenance project timely, or fail to anticipate the criticality of a maintenance project for key infrastructure and therefore defer maintenance projects, we could be forced as a result to temporarily close certain of our facilities, particularly during peak operating periods, and our business and results of operations could be materially adversely impacted.

A disruption in our water supply would impact our snowmaking capabilities and operations.

Our operations are heavily dependent upon our access to adequate supplies of water for snowmaking and to otherwise conduct our operations. Our mountain Resorts are subject to federal, state, provincial and local laws and regulations relating to water rights. Changes in these laws and regulations may adversely affect our operations. In addition, a severe and prolonged drought may adversely affect our water supply and increase the cost of snowmaking. A significant change in law or policy, impact from climate change or any other interference with our access to adequate supplies of water to support our current operations or an expansion of our operations would have a material adverse effect on our business, prospects, financial position, results of operations and cash flows.

We rely on various government permits and landlord approvals at our U.S. resorts.

Our U.S. Resort operations require permits and approvals from certain federal, state and local authorities, including the Forest Service, U.S. Army Corps of Engineers, the States of Vermont, New Hampshire and Pennsylvania and the NPS. Virtually all of our ski trails and related activities, including our summer activities, at Vail Mountain, Breckenridge, Keystone, Crested Butte, Stevens Pass, Heavenly, Kirkwood, Mount Snow, Wildcat, a majority of Beaver Creek and portions of Attitash are located on National Forest land. The Forest Service has granted us permits to use these lands, but maintains the right to review and approve many operational matters, as well as the location, design and construction of improvements in these areas. The expiration dates for our permits are set forth in the Business section of this Form 10-K under the heading "Contracts with Governmental Authorities for Resort Operations".

The Forest Service can terminate or amend these permits if, in its opinion, such termination is required in the public interest. A termination or amendment of any of our permits could have a materially adverse effect on our business and operations. In order to undertake improvements and new development, we must apply for permits and other approvals. These efforts, if unsuccessful, could impact our expansion efforts. Furthermore, Congress may materially increase the fees we pay to the Forest Service for use of these National Forest lands.

Stowe and Okemo are partially located on land we lease from the State of Vermont, Mount Sunapee is located on land we lease from the State of New Hampshire and Laurel Mountain is located on land we lease from the State of Pennsylvania. We are required to seek approval from such states for certain developments and improvements made to the resort. Certain other resorts are operated on land under long-term leases with third parties. For example, operations at our Northstar, Park City and Mad River Mountain Resorts are conducted pursuant to long-term leases with third parties who require us to operate the Resorts in accordance with the terms of the leases and seek certain approvals from the respective landlords for improvements made to the Resorts. The initial lease term for Northstar with affiliates of EPR Properties expires in January 2027 and allows for three 10-year renewal options. We entered into a transaction agreement, master lease agreement and ancillary transaction documents with affiliate companies of Talisker Corporation ("Talisker"), and the initial lease term for our Park City resort with Talisker expires in May 2063. Following the initial lease term expiration, we have six 50-year renewal options. Additionally, GTLC and Flagg Ranch operate under concession agreements with the NPS that expire on December 31, 2024 (which we currently expect will be extended in the fall of 2024 for an additional year through December 31, 2025 due to the time needed for solicitation, preparation, review and award of a new contract) and October 31, 2028, respectively. There is no guarantee that at the end of the lease/license or agreements under which we operate our Resorts we will renew or, if desired, be able to negotiate new terms that are favorable to us. Additionally, our Resorts that operate on privately-owned land are subject to local land use regulation and oversight by county and/or town governments, and we may not be able to obtain the requisite approvals needed for resort improvements or expansions. Failure to comply with the provisions, obligations and terms (including renewal requirements and deadlines) of our material permits and leases could adversely impact our operating results.

We rely on foreign government leases and landlord approvals, and are subject to certain related laws and regulations, at our international resorts.

Our international Resort operations require permits and approvals from certain foreign authorities, including, but not limited to, the (i) Province of British Columbia; (ii) the New South Wales and Victoria, Australia governments; and (iii) the DDPS, the municipalities of Tujetsch, Crans-Montana, and Lens, regional civic communities, such as Bourgeoisie de Montana and Consortage de l'Alpage de Mer-dechon, and the FOT in Switzerland. Our operations at Whistler Blackcomb are located on Crown Land within the traditional territory of the Squamish and Lil'wat Nations, and the operations and future development of both Whistler Mountain and Blackcomb Mountain are governed by Master Development Agreements, which expire on February 23, 2077. We have a lease and a license for Perisher within the Kosciusko National Park which expires in June 2048, with an option to renew for an additional period of 20 years. Perisher relies on a suite of planning approvals (and existing use rights) granted under the Australian EPA Act to operate the resort. Strategic planning documents have been adopted to provide a framework for the assessment and approval of future development at the resort. Perisher also holds a number of environmental approvals to regulate its operations, including an environment protection license and a suite of dangerous goods licenses related to the storage of diesel, heating oil and propane in storage tanks across the resort. Each of Falls Creek and a majority of Hotham is located in the Alpine National Park in Victoria, Australia that is permanently reserved under the Crown Land Act and subject to the ARM Act. The ARM Act established the Falls Creek RMB and the Hotham RMB, which is responsible for the management and collection of fees from Falls Creek and Hotham, respectively, and the ARM Regulations give each of the Falls Creek RMB and the Hotham RMB certain discretion over the operations of Falls Creek and Hotham, respectively, including the authority to (i) declare the snow season, (ii) temporarily close the applicable resort if entry would be a significant danger to public safety and (iii) determine which portions of the applicable resort are open to the public and the activities that are permitted on those portions of such resort. Portions of our operations at Andermatt-Sedrun are located on land owned by (i) the DDPS and subject to two leasehold agreements with ASA, each with a term of 50 years expiring on April 10, 2067 and March 13, 2068; and (ii) the municipality of Tujetsch by means of a personal easement agreement which expires on October 12, 2032 with an option to apply for renewal. We also hold a passenger transport concessions from the FOT, for a total of 12 cableway installations by means of a plan approval dated May 3, 2014. Each passenger transport concession has a separate expiration date between 2026 and 2042, and we will then be able to apply for an extension or new concession. Portions of our operations at Crans-Montana are located on land owned by regional Bourgeoisies, the municipality of Crans-Montana and private property owners, whereby the owners have granted building rights and/or easements for the operations. Such leasehold property rights expire between 2027 and 2094, and we will then be able to negotiate for an extension. These leasehold properties primarily relate to forest and agricultural zones for which usage is needed for the operation of the ski lifts (e.g. passing through of ski lifts or in connection with the arrival or departure stations of the ski lifts) and are spread over the entire ski resort. We also hold passenger transport concessions from the FOT, for a total of 20 cableway installations. Each passenger transport concession has a separate expiration date between 2032 and 2047, and we will then be able to apply for an extension or new concession. There is no guarantee that at the end of the initial lease/license or agreements under which we operate our Resorts we will renew or, if desired, be able to negotiate new terms that are favorable to us. Failure to comply with the provisions, obligations and terms (including renewal requirements and deadlines) of our material permits and leases could adversely impact our operating results.

Any resource efficiency transformation initiatives that we undertake may not deliver the results we expect.

To create organizational effectiveness and scale for operating leverage as we grow globally, we announced a multi-year resource efficiency transformation plan to achieve $100 million in annualized savings by the end of 2026. Our ability to realize anticipated benefits from these plans is subject to many estimates and assumptions, including business, economic and competitive uncertainties and contingencies, and accordingly there can be no assurance that the anticipated savings, operating efficiencies or other benefits will be achieved, within the anticipated timeframes or at all, or that they will not be significantly and materially less than anticipated.

We are subject to extensive environmental and health and safety laws and regulations in the ordinary course of business.

Our operations are subject to a variety of federal, state, local and foreign environmental laws and regulations including those relating to air emissions, discharges to water, storage, treatment and disposal of wastes and other liquids, land use, remediation of contaminated sites, protection of natural resources such as wetlands and sustainable visitor or tourist use and enjoyment. For example, future expansions of certain of our mountain facilities must comply with applicable forest plans approved under the National Forest Management Act, federal, state and foreign wildlife protection laws or local zoning requirements, and in Vermont, our operations must comply with Act 250, which regulates the impacts of development to, among other things, waterways, air, wildlife and earth resources, and any projects must be completed pursuant to a Master Plan. In addition, most projects to improve, upgrade or expand our ski areas are subject to environmental review under the NEPA, FRPA, Act 250, the CEQA, the Australian NPW Act, the Australian EPA Act or the Australian EP Act, as applicable. Our ski area improvement proposals may not be approved or may be approved with modifications that substantially increase the cost or decrease the desirability of implementing the project. From time to time our operations are subject to inspections by environmental regulators or other regulatory agencies. We are also subject to worker health and safety requirements as well as various state and local public health laws, rules, regulations and orders. We believe our operations are in substantial compliance with applicable material environmental, health and safety requirements. However, our efforts to comply do not eliminate the risk that we may be held liable, incur fines or be subject to claims for damages, and that the amount of any liability, fines, damages or remediation costs may be material for, among other things, the presence or release of regulated materials at, on or emanating from properties we now or formerly owned or operated, newly discovered environmental impacts or contamination at or from any of our properties, or changes in environmental laws and regulations or their enforcement.

Changes in security and privacy laws and regulations could increase our operating costs, increase our exposure to fines and litigation, and adversely affect our ability to market our products, properties and services effectively.

The information, security and privacy requirements imposed by applicable laws and governmental regulation and the payment card industry are increasingly demanding in the U.S. and other jurisdictions where we operate. Maintaining compliance with applicable security and privacy regulations may increase our operating costs or our exposure to potential fines and litigation in connection with the enforcement of such regulations, particularly in light of the launch of the My Epic App, or otherwise impact our ability to market our products, properties and services to our guests. In addition, any failure to maintain compliance with such regulations may cause us to incur significant penalties and generate negative publicity, require us to change our business practices, increase our costs and adversely affect our business. Any future changes or restrictions in U.S. or international privacy laws could also adversely affect our operations, including our ability to transfer guest data. Changes in U.S. or international law affecting marketing, solicitation or privacy, could adversely affect our marketing activities and force changes in our marketing strategy or increase the costs of marketing. If access to lists of potential customers from travel service providers or other companies with whom we have relationships was prohibited or otherwise restricted, our ability to develop new customers and introduce them to our products could be impaired.

We rely on information technology to operate our businesses and maintain our competitiveness, and any failure to adapt to technological developments or industry trends could harm our business or competitive position.

We depend on the use of sophisticated information technology and systems for central reservations, point of sale, marketing, customer relationship management and communication, procurement, maintaining the privacy of guest and employee data, administration and technologies we make available to our guests. We must continuously improve and upgrade our systems and infrastructure to offer enhanced products, services, features and functionality, while maintaining the reliability and integrity of our systems, network security and infrastructure. Particularly in light of the launch of the My Epic App, we may not be able to maintain our existing systems or replace or introduce new technologies and systems as quickly as we would like or in a cost-effective manner, which may keep us from achieving the desired results in a timely manner, to the extent anticipated, or at all. Also, we may be unable to devote adequate financial resources to new technologies and systems in the future. If any of these events occur, our business and financial performance could suffer.

We may not be able to hire, train, reward and retain adequate team members and determine and maintain adequate staffing, including our seasonal workforce, which may impact labor costs and our ability to achieve our operating, growth and financial objectives.

Our long-term growth and profitability depend partially on our ability to recruit and retain high-quality employees to work in and manage our Resorts. Adequate staffing and retention of qualified employees is a critical factor affecting our guests' experiences in our Resorts. In addition, our mountain and lodging operations are highly dependent on a large seasonal workforce. Maintaining adequate staffing is complicated and unpredictable. The market for the most qualified talent continues to be highly competitive and we must provide competitive wages, benefits and workplace conditions to attract and retain the most qualified employees, particularly during a time when we have seen significant wage inflation in the market for employees. In addition, in many communities, the supply of resort-area housing is constrained due to market conditions, making it difficult for our employees to obtain available, affordable housing. Further, zoning regulations, protracted approval processes and local anti-development sentiment can prevent or substantially delay new housing projects that we or other parties may pursue to meet the demand for new affordable housing stock.

Changes in immigration laws could also impact our workforce because we typically recruit and hire foreign nationals as part of our seasonal workforce. A shortage of international workers, failure to adequately recruit and retain new domestic employees, higher than expected attrition levels, or increased wages all could affect our ability to open and operate parts of our Resorts, deliver guest service at traditional margins or achieve our labor cost objectives.

We are also subject to various federal, state and foreign laws governing matters such as minimum wage requirements, sick leave pay, overtime compensation and other working conditions, work authorization requirements, discrimination and family and medical leave. Cost of labor and labor-related benefits are primary components in the cost of our operations. Labor shortages, affordable employee housing shortages, increased employee turnover and health care mandates can increase our labor costs. We are subject to mandated minimum wage rates and we also experience market-driven pressures to pay wages even higher than mandated minimum wages. This can result in increases not only to the wages of our minimum wage employees but also to the wages paid to employees at wage rates that are above the minimum wage. During Fiscal 2023, we increased our minimum wage for North American employees to $20 per hour and announced a substantial investment in our human resource department to support more normalized staffing and operations at our Resorts. From time to time, we have experienced non-union employees attempting to unionize. While only a very small portion of our employees are unionized at present, we may experience additional union activity in the future, which could lead to disruptions in our business, increases in our operating costs and/or constraints on our operating flexibility. These potential labor impacts could adversely impact our results of operations. For additional details, see "Business—Human Capital Management."

We have recently acquired Crans-Montana, which was not subject to rules and regulations promulgated under the Sarbanes-Oxley Act of 2002, as amended ("Sarbanes-Oxley"), and may therefore lack the internal controls that would be required of a U.S. public company, which could ultimately affect our ability to ensure compliance with the requirements of Section 404 of Sarbanes-Oxley.

We have recently acquired Crans-Montana, which was not previously subject to the rules and regulations promulgated under Sarbanes-Oxley and accordingly was not required to establish and maintain an internal control infrastructure meeting the standards promulgated under Sarbanes-Oxley. Our assessment of and conclusion on the effectiveness of our internal control over financial reporting as of July 31, 2024 did not include certain elements of the internal controls of Crans-Montana, which was acquired on May 2, 2024.

Although our management will continue to review and evaluate the effectiveness of our internal controls in light of this acquisition, we cannot provide any assurances that there will be no significant deficiencies or material weaknesses in our internal control over financial reporting. Any significant deficiencies or material weaknesses in the internal control structure of our acquired businesses may cause significant deficiencies or material weaknesses in our internal control over financial reporting, which could have a material adverse effect on our business and our ability to comply with Section 404 of Sarbanes-Oxley.

Our business depends on the quality and reputation of our brands, and any deterioration in the quality or reputation of these brands, including as a result of misappropriation of our intellectual property or the risk of accidents occurring at our mountain resorts or competing mountain resorts, may reduce visitation and negatively impact our operations.

A negative public image or other adverse events could affect the reputation of one or more of our mountain Resorts, other destination resorts, hotel properties and other businesses or more generally impact the reputation of our brands. Any resulting harm on our business may be immediate without affording us an opportunity for redress or correction. Our ability to attract and retain guests depends, in part, upon the external perceptions of the Company, the quality and safety of our Resorts, services and activities, including summer activities, and our corporate and management integrity. While we maintain and promote an on-mountain safety program, there are inherent risks associated with our Resort activities. From time to time in the past, accidents and other injuries have occurred on Resort property. An accident or an injury at any of our Resorts or at resorts operated by competitors, particularly an accident or injury involving the safety of guests and employees that receives media attention, could negatively impact our brand or reputation, cause loss of consumer confidence in us, reduce visitation at our Resorts, and negatively impact our results of operations.

The considerable expansion in the use of social media over recent years has compounded the impact of negative publicity. Information posted on social media platforms at any time may be adverse to our interests or may be inaccurate, each of which may harm our reputation or business. If the reputation or perceived quality of our brands declines, our market share, reputation, business, financial condition or results of operations could be adversely impacted. Additionally, our intellectual property, including our trademarks, domain names and other proprietary rights, constitutes a significant part of our value. Any misappropriation, infringement or violation of our intellectual property rights could also diminish the value of our brands and their market acceptance, competitive advantages or goodwill, which could adversely affect our business.

Increased scrutiny and changing expectations from investors, consumers, employees, regulators, and others regarding our environmental, social and governance practices and reporting could cause us to incur additional costs, devote additional resources and expose us to additional risks, which could adversely impact our reputation, customer attraction, access to capital and employee recruitment and retention.

Companies across all industries are facing increasing scrutiny related to their environmental, social and governance ("ESG") practices and reporting. Investors, consumers, employees and other stakeholders have focused increasingly on ESG practices and have placed increasing importance on the implications and social cost of their investments, purchases and other interactions with companies. In 2017, we launched an ambitious Commitment to Zero pledge to have a zero net operating footprint by 2030, which includes commitments to (i) achieving zero net emissions, (ii) zero waste to landfill, and (iii) zero net operating impact to forests. Additionally, we were awarded the NSAA's Golden Eagle Climate Change award at the 2023 NSAA annual conference and we were a finalist for the NSAA Golden Eagle Overall Environmental Excellence Award at the 2024 NSAA annual conference; however we may not be able to sustain such recognition for our ESG efforts. If our ESG practices do not meet investor, consumer or employee expectations related to our Commitment to Zero or any other ESG initiative, which continue to evolve, or if we do not maintain recognition for our ESG efforts, our brand, reputation and customer retention may be negatively impacted.

Our ability to achieve any ESG objective is subject to numerous risks, many of which are outside of our control. Examples of such risks include:

- the evolving regulatory requirements affecting ESG practices;
- the availability of suppliers that can meet sustainability, diversity and other ESG standards that we may set; and
- our ability to recruit, develop and retain diverse talent in our labor markets.

If we fail, or are perceived to be failing, to meet the standards included in any sustainability disclosure (including our Commitment to Zero pledge included in our annual EpicPromise Progress Report) or the expectations of our various stakeholders, it could negatively impact our reputation, customer attraction and retention, access to capital, and employee retention. In addition, new sustainability rules and regulations have been adopted and may continue to be introduced. Our failure to comply with any applicable rules or regulations could lead to penalties and adversely impact our reputation, customer attraction and retention, access to capital, and employee retention.

Our acquisitions might not be successful.

In recent years, we have completed numerous acquisitions and may continue to acquire certain mountain resorts, hotel properties and other businesses complementary to our own, as well as developable land in proximity to our Resorts. Acquisitions are complex to evaluate, execute and integrate. We cannot ensure that we will be able to accurately evaluate or successfully integrate and manage acquired mountain resorts, properties and businesses and increase our profits from these operations. We continually evaluate potential acquisitions both domestically and internationally and intend to actively pursue acquisition opportunities, some of which could be significant. As a result, we face various risks from acquisitions, including our recent acquisitions of the Seven Springs Resorts, Andermatt-Sedrun and Crans-Montana, some of which include:

- our evaluation of the synergies and/or long-term benefits of an acquired business;
- our inability to integrate acquired businesses into our operations as planned;
- diversion of our management's attention;
- increased expenditures (including legal, accounting and due diligence expenses, higher administrative costs to support the acquired entities, information technology, personnel and other integration expenses);
- potential increased debt leverage;
- potential issuance of dilutive equity securities;
- litigation arising from acquisition activity;
- potential impairment of goodwill, intangible or tangible assets;
- additional risks with respect to current and potential international operations, including by unique laws, regulations and business practices of foreign jurisdictions; and
- unanticipated problems or liabilities.

In addition, we run the risk that any new acquisitions may fail to perform in accordance with expectations, and that estimates of the costs of improvements and integration for such properties may prove inaccurate.

We are subject to additional risks with respect to our current and potential international operations and properties.

We have and may continue to increase our operations outside of the United States, with international acquisitions to date including Whistler Blackcomb in Canada; Perisher, Hotham and Falls Creek in Australia; and Andermatt-Sedrun and Crans-Montana in Switzerland. We are accordingly subject to a number of risks relating to doing business internationally. We also intend to consider strategic growth opportunities for our portfolio globally through acquisitions in attractive international markets to service demonstrable demand where we believe the anticipated risk-adjusted returns are consistent with our investment objectives. Our international operations and properties and in particular our newly acquired European properties could be affected by factors peculiar to the laws, regulations and business practices of those jurisdictions. These laws, regulations and business practices expose us to risks that are different than or in addition to those commonly found in the United States. Risks relating to our international operations and properties include:

- changing governmental rules and policies, including changes in land use and zoning laws;
- enactment of laws relating to international ownership and laws restricting the ability to remove profits earned from activities within a particular country to a person's or company's country of origin;
- changes in laws or policies governing foreign trade or investment and use of foreign operations or workers, and any negative sentiments towards multinational companies as a result of any such changes to laws, regulations or policies or due to trends such as political populism and economic nationalism;

- variations in currency exchange rates and the imposition of currency controls;
- adverse market conditions caused by terrorism, civil unrest, natural disasters, infectious disease and changes in international, national or local governmental or economic conditions;
- business disruptions arising from public health crises and outbreaks of communicable diseases, including the recent coronavirus outbreak;
- the willingness of U.S. or international lenders to make loans in certain countries and changes in the availability, cost and terms of secured and unsecured debt resulting from varying governmental economic policies;
- the imposition of unique tax structures and changes in tax rates and other operating expenses in particular countries, including the potential imposition of adverse or confiscatory taxes;
- the potential imposition of restrictions on currency conversions or the transfer of funds;
- general political and economic instability;
- compliance with international laws and regulations (including anti-corruption regulations, such as the U.S. Foreign Corrupt Practices Act);
- data security, including requirements that local customer data be stored locally and not transferred to other jurisdictions; and
- our limited experience and expertise in foreign countries, particularly European countries, relative to our experience and expertise in the United States;

If any of the foregoing risks were to materialize, they could materially and adversely affect us.

Exchange rate fluctuations could result in significant foreign currency gains and losses and affect our business results.

We are exposed to currency translation risk because the local currency utilized in the operations of Whistler Blackcomb, Perisher, Hotham, Falls Creek, Andermatt-Sedrun and Crans-Montana are different than our functional currency, the U.S. dollar. As a result, changes in foreign exchange rates, in particular between the Canadian dollar, Australian dollar, Swiss franc and the U.S. dollar, affect the amounts we record for our foreign assets, liabilities, revenues and expenses, and could have a negative effect on our financial results. We currently do not enter into hedging arrangements to minimize the impact of foreign currency fluctuations. We expect that our exposure to foreign currency exchange rate fluctuations will increase as our international operations grow and if we acquire additional international resorts.

We are subject to tax laws and regulations in multiple jurisdictions, and changes to those laws and regulations or interpretations thereof or adverse determinations by tax authorities may adversely affect us.

We are subject to income and other taxes in the United States and in multiple foreign jurisdictions. Due to economic and political conditions, tax rates in various jurisdictions may be subject to significant change. Our effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws or their interpretation.

In addition, the Organization for Economic Cooperation and Development reached agreement among various countries to implement a minimum 15% tax rate on certain multinational enterprises, commonly referred to as Pillar Two. Many countries continue to announce changes in their tax laws and regulations based on the Pillar Two proposals. We are continuing to evaluate the impact of these proposed and enacted legislative changes as new guidance becomes available. Some of these legislative changes could impact our effective tax rate and tax liabilities. Given the numerous proposed tax law changes and the uncertainty regarding such proposed legislative changes, the impact of Pillar Two cannot be determined at this time.

We are also subject to the examination of tax returns and other tax matters by the Internal Revenue Service and other tax authorities and governmental bodies. We regularly assess the likelihood of an adverse outcome resulting from these examinations to determine the adequacy of our provision for taxes. There can be no assurance as to the outcome of these examinations. If our effective tax rates were to increase or if the ultimate determination of our taxes owed is for an amount in excess of amounts previously accrued, our financial condition, operating results and cash flows could be adversely affected.

Risks Relating to Ownership of our Common Stock

We cannot provide assurance that we will pay dividends, or if paid, that dividend payments will be consistent with historical levels.

We have generally paid quarterly dividends since fiscal 2011 (with the exception of several quarters in Fiscal 2020 and Fiscal 2021 to maintain short-term liquidity in response to the COVID-19 pandemic), which are funded through cash flow from operations, available cash on hand and borrowings under our Credit Facilities. The declaration of dividends is subject to the discretion of our Board of Directors, and is limited by applicable state law concepts of available funds for distribution, as well as contractual restrictions. As a result, the amount, if any, of the dividends to be paid in the future will depend upon a number of factors, including our available cash on hand, anticipated cash needs, overall financial condition, restrictions contained in our Ninth Amended and Restated Credit Agreement (the "Vail Holdings Credit Agreement"), any future contractual restrictions, future prospects for earnings and cash flows, as well as other factors considered relevant by our Board of Directors. In addition, our Board of Directors may also suspend the payment of dividends at any time if it deems such action to be in the best interests of the Company and its stockholders. If we do not pay dividends, the price of our common stock must appreciate for investors to realize a gain on their investment in Vail Resorts, Inc. This appreciation may not occur and our stock may in fact depreciate in value. On September 25, 2024, our Board of Directors approved a cash dividend of $2.22 per share payable on October 24, 2024 to stockholders of record as of October 8, 2024.

Our indebtedness could adversely affect our financial condition and our ability to operate our business, to react to changes in the economy or our industry, to fulfill our obligations under our various notes, to pay our other debts, and could divert our cash flow from operations for debt payments.

We have a substantial amount of debt, which requires significant interest and principal payments. As of July 31, 2024, we had $2.8 billion in total indebtedness outstanding. This amount includes (i) $959.8 million of indebtedness pursuant to the term loan facility under the Vail Holdings Credit Agreement that matures in 2029, (ii) $600.0 million aggregate principal amount of our unsecured senior notes due 2032 (the "6.50% Notes"), (iii) $575.0 million in aggregate principal amount of 0.0% convertible notes due 2026 (the "0.0% Convertible Notes"), (iv) $369.1 million with respect to our obligation associated with the Canyons long-term lease, (v) $114.2 million with respect to the EPR Secured Notes under the master credit and security agreements and other related agreements with EPT Ski Properties, Inc. and its affiliates ("EPR"), as amended (collectively, the "EPR Agreements"), (vi) $52.6 million with respect to our obligations associated with outstanding debt of certain employee housing entities, (vii) $37.1 million with respect to the New Regional Policy loan between Andermatt-Sedrun and the Canton of Uri and Canton of Graubünden (the "NRP Loan"), and (viii) $27.9 million with respect to our obligations associated with Whistler Blackcomb employee housing leases. We also have a credit agreement at Whistler Blackcomb that matures in 2028 (the "Whistler Credit Agreement"), which had no amounts outstanding as of July 31, 2024. Collectively, the Vail Holdings Credit Agreement, the Whistler Credit Agreement, the EPR Agreements and the NRP Loan are referred to herein as the "Credit Agreements," and such facilities, the "Credit Facilities." Our borrowings under the Vail Holdings Credit Agreement are subject to interest rate changes substantially increasing our risk to changes in interest rates. Under the Vail Holdings Credit Agreement, borrowings under the Vail Holdings Credit Agreement, including the term loan facility, bear interest annually at a rate of SOFR plus 1.60%. As of July 31, 2024 we also have, on a cumulative basis, minimum lease payment obligations under operating leases of approximately $371.1 million over the term of the leases. Our level of indebtedness and minimum lease payment obligations could have important consequences. For example, it could:

- make it more difficult for us to satisfy our obligations under our outstanding debt;
- increase our vulnerability to general adverse economic and industry conditions;
- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, including the annual payments under the Canyons lease, thereby reducing the availability of our cash flow to fund dividend payments, working capital, capital expenditures, real estate developments, marketing efforts and other general corporate purposes;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- place us at a competitive disadvantage compared to our competitors that have less debt;
- limit our ability to borrow additional funds, refinance debt, or obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions or other general corporate purposes;
- make it difficult for us to satisfy our obligations, including debt service requirements under our outstanding debt; and
- cause potential or existing customers to not contract with us due to concerns over our ability to meet our financial obligations, such as insuring against our professional liability risks, under such contracts.

Furthermore, our debt under our Credit Facilities bears interest at variable rates, which may be impacted by potential future changes in interest rates due to reference rate reform. We may be able to incur additional indebtedness in the future. The terms of our Credit Facilities, the 0.0% Convertible Notes and the 6.50% Notes do not fully prohibit us from doing so. If we incur additional debt, the related risks that we face could intensify.

Additionally, our Credit Facilities also impose significant operating and financial restrictions on us. These restrictions limit our ability and the ability of our subsidiaries to, among other things:

- incur or guarantee additional debt or issue capital stock;
- pay dividends and make other distributions on, or redeem or repurchase, capital stock;
- make certain investments;

- incur certain liens;
- enter into transactions with affiliates;
- merge or consolidate;
- enter into agreements that restrict the ability of subsidiaries to make dividends, distributions or other payments to us or the guarantors;
- designate restricted subsidiaries as unrestricted subsidiaries; and
- transfer or sell assets.

The indenture governing the 6.50% Notes contains a number of significant restrictions and covenants that limit our ability to:

- grant or permit liens;
- engage in sale/leaseback transactions; and
- engage in a consolidation or merger, or sell, transfer or otherwise dispose of all or substantially all of our assets.

In addition, the Whistler Credit Agreement contains restrictions on the ability of Whistler Mountain Resort Limited Partnership and Blackcomb Skiing Enterprises Limited Partnership (together "The WB Partnerships") and their respective subsidiaries, and the EPR Agreements contain restrictions on the ability of Peak Resorts and its subsidiaries, to make dividends, distributions or other payments to us or the guarantors. We and our subsidiaries are subject to other covenants, representations and warranties in respect of our Credit Facilities, including financial covenants as defined in the Credit Agreements. Events beyond our control may affect our ability to comply with these covenants.

The terms of any future indebtedness we may incur could include more restrictive covenants. We may not be able to maintain compliance with our financial covenants in the future and, if we fail to do so, we may not be able to obtain waivers from the lenders and/or amend the covenants.

There can be no assurance that we will meet the financial covenants contained in our Credit Facilities, when in effect. If we breach any of these restrictions or covenants, or suffer a material adverse change which restricts our borrowing ability under our Credit Facilities, we would not be able to borrow funds thereunder without a waiver. Any inability to borrow could have an adverse effect on our business, financial condition and results of operations. In addition, a breach, if uncured, could cause a default under the applicable agreement(s) governing our indebtedness, in which case such we may be required to repay these borrowings before their due date. We may not have or be able to obtain sufficient funds to make these accelerated payments. If we are forced to refinance these borrowings on less favorable terms or cannot refinance these borrowings, our results of operations and financial condition could be adversely affected.

We may not continue to repurchase our common stock pursuant to our share repurchase program, and any such repurchases may not enhance long-term stockholder value. Share repurchases could also increase the volatility of the price of our common stock and could diminish our cash reserves.

On March 9, 2006, the Company's Board of Directors approved a share repurchase program, authorizing the Company to repurchase up to 3,000,000 Vail Shares. On July 16, 2008, December 4, 2015 and March 7, 2023, the Company's Board of Directors increased the authorization by an additional 3,000,000, 1,500,000 and 2,500,000 Vail Shares, respectively, for a total authorization to repurchase up to 10,000,000 Vail Shares. Since inception of this stock repurchase program through July 31, 2024, the Company has repurchased 9,369,680 shares at a cost of approximately $1,129.4 million, excluding accrued excise tax. As of July 31, 2024, 630,320 Vail Shares remained available to repurchase under the existing share repurchase program, which has no expiration date.

Although our Board of Directors has approved a share repurchase program, the share repurchase program does not obligate us to repurchase any specific dollar amount or to acquire any specific number of shares. The timing and amount of repurchases, if any, will depend upon several factors, including market and business conditions, our liquidity and capital resources, the trading price of our common stock and the nature of other investment opportunities. The repurchase program may be limited, suspended or discontinued at any time without prior notice. In addition, repurchases of our common stock pursuant to our share repurchase program could cause our stock price to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for our stock. Additionally, our share repurchase program could reduce our available liquidity, which may impact our ability to finance future growth and to pursue possible future strategic opportunities and acquisitions. Further, the Internal Revenue Service recently implemented a nondeductible excise tax equal to 1% of the fair market value of certain corporate share repurchases. There can be no assurance that any share repurchases will enhance stockholder value because the market price of our common stock may decline below levels at which we repurchased shares of stock. Although our share repurchase program is intended to enhance long-term stockholder value, there is no assurance that it will do so and short-term stock price fluctuations could reduce the program's effectiveness.

General Risk Factors

We are subject to litigation in the ordinary course of business.

We are, from time to time, subject to various asserted or unasserted legal proceedings and claims. Any such proceedings or claims, regardless of merit, could be time consuming and expensive to defend and could divert management's attention and resources. While we believe we have adequate insurance coverage and/or accrue for loss contingencies for all known matters that are probable and can be reasonably estimated, we cannot provide any assurance that the outcome of all current or future litigation proceedings and claims will not have a material adverse effect on us and our results of operations.

We are subject to complex and evolving accounting regulations and use certain estimates and judgments that may differ significantly from actual results.

Implementation of existing and future legislation, rulings, standards and interpretations from the Financial Accounting Standards Board or other regulatory bodies could affect the presentation of our financial statements and related disclosures. Future regulatory requirements could significantly change our current accounting practices and disclosures. Such changes in the presentation of our financial statements and related disclosures could change an investor's interpretation or perception of our financial position and results of operations.

We use many methods, estimates and judgments in applying our accounting policies (see "Critical Accounting Policies" in Item 7 of this Form 10-K). Such methods, estimates and judgments are, by their nature, subject to substantial risks, uncertainties and assumptions, and factors may arise over time that lead us to change our methods, estimates and judgments. Changes in those methods, estimates and judgments could significantly affect our results of operations.

Anti-takeover provisions affecting us could prevent or delay a change of control that is beneficial to our stockholders.

Provisions of our certificate of incorporation and bylaws, provisions of our debt instruments and other agreements and provisions of applicable Delaware law and applicable federal and state regulations may discourage, delay or prevent a merger or other change of control that holders of our securities may consider favorable. These provisions could:

- delay, defer or prevent a change in control of our Company;
- discourage bids for our securities at a premium over the market price;
- adversely affect the market price of, and the voting and other rights of the holders of our securities; or
- impede the ability of the holders of our securities to change our management.

For instance, provisions of the indentures governing our indebtedness stipulate that the Company must repurchase the senior notes at the option of their holders upon the event of a change in control of the Company. Further, a change of control would constitute an event of default under our credit agreements.

ITEM 1B.   UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C.   CYBERSECURITY.

Risk Management and Strategy

Cybersecurity is a dynamic and constantly evolving field. We are committed to continuously improving our cybersecurity posture by staying informed about emerging threats, adopting industry best practices, and integrating feedback from our assessments and incidents. Our goal is to maintain a resilient cybersecurity framework that protects our assets and supports our long-term business objectives.

We manage risks from cybersecurity threats through our overall enterprise risk management process, which is overseen by our Board. Our cybersecurity risks are considered individually as part of our enterprise risk management process alongside other risks, and priorities and discussed with our Board. Management has created an information security program, which is comprised of a dedicated information security team and policies, procedures, and processes for assessing, identifying, and managing risks from cybersecurity threats. Our policies, procedures, and processes follow recognized frameworks established by the National Institute of Standards and Technology ("NIST") and the International Organization for Standardization, as well as other relevant standards. Our program is designed to maintain the confidentiality, integrity, security, and availability of data created, collected, stored, and used to operate our business.

We identify, assess, and manage risks from cybersecurity threats through various mechanisms, which from time to time may include tabletop exercises, control gap analyses, threat modeling, impact analyses, internal audits, external audits, vulnerability scans, penetration tests, and engagement of third parties to conduct analyses of our information security program. We obtain cybersecurity threat intelligence from recognized forums, third parties, and other sources as part of our risk assessment process. We also maintain a risk-based approach for assessing, identifying, and managing risks from cybersecurity threats associated with third party service providers and other companies with whom we do business. As part of our cybersecurity program, team members receive cybersecurity training and participate in awareness programs including phishing simulation exercises and reminders, and programming and events during Cybersecurity Awareness Month. We also carry cyber security insurance, which is renewed annually and covers cyber events and business interruption. We closely monitor costs of breaches within the industry in an effort to ensure that our coverage is sufficient to address all reasonably foreseeable threats and levels of risk.

We maintain an Incident Response Plan ("IRP"), which applies to information security incidents. Our IRP sets out a coordinated, multi-functional approach for investigating, containing, and mitigating incidents, as well as the communication protocol of such incidents to senior management and other key stakeholders pursuant to established thresholds so that decisions regarding the disclosure and reporting of such incidents can be made by management in a timely manner. In general, our incident response process follows the NIST framework and focuses on four phases: (i) preparation; (ii) detection and analysis; (iii) containment, eradication, and recovery; and (iv) post-incident remediation.

Board oversight of cybersecurity risk management is supported by the Audit Committee, which regularly reviews internal reports from management with respect to information technology and cybersecurity issues, and interacts with our enterprise risk management function and our Chief Information Officer ("CIO") regarding major cybersecurity risk areas and recommended actions to address such risks.

Cybersecurity Governance

Our Information Security and Compliance teams, in coordination with the Board and Audit Committee, oversees the management of risks from cybersecurity threats, including the policies, standards, processes, and practices that our CIO and our Vice President of Information Security, in coordination with our Information Technology Senior Leadership Team, develop and implement to address risks from cybersecurity threats. The Board and the Audit Committee each receive regular presentations and reports on cybersecurity risks, which address a wide range of topics including, for example, recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends, and information security considerations arising with respect to our peers and third parties. The Board and the Audit Committee are also informed of any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding such incident until it has been addressed. At least once each quarter, the Audit Committee discusses our approach to cybersecurity risk management with our CIO, and at least annually, or more frequently as necessary, our CIO meets with the Board to discuss cybersecurity risk management.

Our CIO and our Vice President of Information Security are principally responsible for overseeing our cybersecurity risk management program, in partnership with other business leaders across company. Our CIO serves as Chair of our Cybersecurity Incident Materiality Assessment Council and works in coordination with the other members of our Executive Committee.

Our CIO has served in various roles in information technology and information security for over 27 years, including in technology leadership roles such as Chief Information Officer, Vice President Business Technology, Vice President Business Information Services, Senior Director of Mountain Technology, Director of Resort Application Development, and Director of Order Management Systems leadership roles for large public companies. Our CIO holds a B.B.A. in Management Information Systems and Accounting from University of Oklahoma.

Our Vice President of Information Security has served in various roles in information technology and information security for over 27 years, including as Vice President of Information Security for large public companies. In addition, our Vice President of Information Security has previously held roles including Vice President of Information Security and Technology, Senior Director Information Technology, Director IT Security and Compliance, and Senior IT Audit Manager. Our Vice President of Information Security holds several certifications including CISSP, CISA, CISSM, and PCI-ISA. Our Vice President of Information Security holds a B.S. in Management Information Systems from Iowa State University and an MBA from Auburn University.

Our CIO and Vice President of Information Security, in coordination with our Legal, Internal Audit, and Compliance teams, work collaboratively across the company to implement a program designed to protect our information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with our security IRP. To facilitate the success of this program, multidisciplinary teams throughout the company are deployed to address cybersecurity threats and to respond to cybersecurity incidents in accordance with our incident response and recovery plans. Through the ongoing communications from these teams, the CIO, the Vice President of Information Security, and our Cybersecurity Incident Materiality Assessment Council monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents in real time, and report such incidents to the Audit Committee when appropriate.

The Audit Committee reviews our cybersecurity management strategy and initiatives on a regular basis and oversees the management of risks from cybersecurity threats, including the policies, processes, and practices implemented by the Company to address such risks. The Audit Committee also routinely receives reports on the cybersecurity landscape, regulatory requirements, industry standards, and emerging threats. Prompt and timely information regarding any significant cybersecurity incident as specified in our IRP, including ongoing updates as the incident unfolds and until it has been addressed, are also provided to both the Board and the Audit Committee.

We do not currently believe cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to affect us, including our business strategy, results of operations, or financial condition; however, we could experience a cybersecurity incident that materially affects us in the future.

ITEM 2. PROPERTIES.

The following table sets forth the principal properties that we own or lease for use in our operations:

Location	Ownership	Use
Afton Alps, MN	Owned	Ski resort operations, including ski lifts, ski trails, clubhouse, buildings, commercial space and other improvements
Alpine Valley Resort, OH	Owned	Ski resort operations, including ski lifts, ski trails, golf course, clubhouse, buildings, commercial space and other improvements
Andermatt Ski Resort, Switzerland	Owned	Ski resort operations, including ski lifts, ski trails, buildings, commercial space and other improvements, and dining facilities
Andermatt Ski Resort, Switzerland	Leased	Ski resort operations, including buildings, commercial space, parking and other improvements, dining facilities and employee housing
Andermatt Ski Resort, Switzerland	Easement	Ski resort operations, including third party land use rights, and dining facilities
Andermatt Ski Resort, Switzerland	Concession contract	Ski resort operations, including third party land use rights
Arrowhead Mountain, CO	Owned	Ski resort operations, including ski lifts, ski trails, buildings and other improvements, property management and commercial space
Attitash Mountain, NH	Owned	Ski resort operations, including ski lifts, ski trails, buildings, commercial space and other improvements
Attitash Mountain, NH (279 acres)	SUP	Ski trails, ski lifts, buildings and other improvements
BC Housing RiverEdge, CO	26% Owned	Employee housing facilities
Bachelor Gulch Village, CO	Owned	Ski resort operations, including ski lifts, ski trails, buildings and other improvements, property management and commercial space
Beaver Creek Resort, CO	Owned	Ski resort operations, including ski lifts, ski trails, buildings and other improvements, property management, commercial space and real estate held for sale or development
Beaver Creek Mountain, CO (3,801 acres)	SUP	Ski trails, ski lifts, buildings and other improvements
Beaver Creek Mountain Resort, CO	Owned	Golf course, clubhouse, commercial space and residential condominium units
Big Boulder Mountain, PA	Owned	Ski trails, ski lifts, buildings and other improvements
Boston Mills, OH	Owned	Ski trails, ski lifts, buildings and other improvements
Brandywine, OH	Owned	Ski trails, ski lifts, buildings and other improvements

Location	Ownership	Use
Breckenridge Ski Resort, CO	Owned	Ski resort operations, including ski lifts, ski trails, buildings and other improvements, property management, commercial space and real estate held for sale or development
Breckenridge Mountain, CO (5,702 acres)	SUP	Ski trails, ski lifts, buildings and other improvements
Breckenridge Terrace, CO	50% Owned	Employee housing facilities
Broomfield, CO	Leased	Corporate offices
Colter Bay Village, WY	Concession contract	Lodging and dining facilities
Crans-Montana Mountain Resort, Switzerland	84% Owned	Ski resort operations, including ski lifts, ski trails, buildings and other improvements and commercial space
Crans-Montana Mountain Resort, Switzerland	Owned	Ski resort operations, including ski school and dining operations
Crested Butte Mountain Resort, CO	Owned	Buildings, other improvements and land used for operation of Crested Butte Mountain Resort
Crested Butte Mountain Resort, CO (4,350 acres)	SUP	Ski trails, ski lifts, buildings and other improvements
Crotched Mountain, NH	Owned	Ski trails, ski lifts, buildings and other improvements
Eagle-Vail, CO	Owned	Warehouse facility
Edwards, CO	Leased	Administrative offices
Falls Creek Alpine Resort, Victoria, Australia (1,112 acres)	Leased	Ski resort operations, including ski lifts, ski trails, buildings and other improvements
Headwaters Lodge & Cabins at Flagg Ranch, WY	Concession contract	Lodging and dining facilities
Heavenly Mountain Resort, CA & NV	Owned	Ski resort operations, including ski lifts, ski trails, buildings and other improvements and commercial space
Heavenly Mountain, CA & NV (7,050 acres)	SUP	Ski trails, ski lifts, buildings and other improvements
Hidden Valley Resort, MO	Owned	Ski trails, ski lifts, buildings and other improvements
Hidden Valley Resort, PA	Owned	Ski trails, ski lifts, buildings and other improvements
Hotham Alpine Resort, Victoria, Australia (791 acres)	Leased	Ski resort operations, including ski lifts, ski trails, buildings and other improvements
Hunter Mountain, NY	Owned	Ski resort operations, including ski lifts, ski trails, golf course, clubhouse, buildings, commercial space and other improvements.
Jack Frost Ski Resort, PA	Owned	Ski trails, ski lifts, buildings and other improvements
Jackson Hole Golf & Tennis Club, WY	Owned	Golf course, clubhouse, tennis and dining facilities
Jackson Lake Lodge, WY	Concession contract	Lodging, dining and conference facilities
Jenny Lake Lodge, WY	Concession contract	Lodging and dining facilities
Keystone Conference Center, CO	Owned	Conference facility
Keystone Lodge, CO	Owned	Lodging, spa, dining and conference facilities
Keystone Resort, CO	Owned	Ski resort operations, including ski lifts, ski trails, buildings and other improvements, commercial space, property management, dining and real estate held for sale or development
Keystone Mountain, CO (8,376 acres)	SUP	Ski trails, ski lifts, buildings and other improvements
Keystone Ranch, CO	Owned	Golf course, clubhouse and dining facilities
Kirkwood Mountain Resort, CA	Owned	Ski resort operations, including ski lifts, ski trails, buildings and other improvements, property management and commercial space
Kirkwood Mountain, CA (2,330 acres)	SUP	Ski trails, ski lifts, buildings and other improvements
Laurel Mountain, PA	Leased	Ski trails, ski lifts, buildings and other improvements
Liberty Mountain Resort, PA	Owned	Ski resort operations, including ski lifts, ski trails, golf course, clubhouse, buildings and other improvements

Location	Ownership	Use
Mad River Mountain, OH	Leased	Ski trails, ski lifts, buildings and other improvements
Mount Snow, VT	Owned	Ski resort operations, including ski lifts, ski trails, golf course, clubhouse, buildings, commercial space and other improvements.
Mount Snow, VT (894 acres)	SUP	Ski trails, ski lifts, buildings and other improvements
Mount Sunapee Resort, NH (850 acres)	Owned/Leased	Ski resort operations, including ski lifts, ski trails, buildings and other improvements and commercial space
Mt. Brighton, MI	Owned	Ski resort operations, including ski lifts, ski trails, buildings, commercial space and other improvements
Mt. Mansfield, VT (1,400 acres)	Leased	Ski trails, ski lifts, buildings and other improvements used for operation of Stowe Mountain Resort
Northstar California Resort, CA (7,200 acres)	Leased	Ski trails, ski lifts, golf course, commercial space, dining facilities, buildings and other improvements
Northstar Village, CA	Leased	Commercial space, ski resort operations, dining facilities, buildings, property management and other improvements
Okemo Mountain Resort, VT	Owned	Ski resort operations, including ski lifts, ski trails, buildings and other improvements, property management and commercial space
Okemo Mountain, VT (1,223 acres)	Leased	Ski resort operations, including ski lifts, ski trails, dining facilities, buildings and other improvements
Paoli Peaks, IN	Owned/Leased	Ski trails, ski lifts, buildings and other improvements
Park City Mountain, UT (8,900 acres)	Leased	Ski resort operations including ski lifts, ski trails, buildings, commercial space, dining facilities, property management, conference facilities and other improvements (including areas previously referred to as Canyons Resort, UT)
Park City Mountain, UT (220 acres)	Owned	Ski trails, ski lifts, dining facilities, commercial space, buildings, real estate held for sale or development and other improvements
Perisher Ski Resort, NSW, Australia (3,335 acres)	Owned/Leased/ Licensed	Ski trails, ski lifts, dining facilities, commercial space, railway, buildings, lodging, conference facilities and other improvements
Red Cliffs Lodge, CA	Leased	Dining facilities, ski resort operations, commercial space, administrative offices
Red Sky Ranch, CO	Owned	Golf courses, clubhouses, dining facilities and real estate held for sale or development
River Course at Keystone, CO	Owned	Golf course and clubhouse
Roundtop Mountain Resort, PA	Owned	Ski resort operations, including ski lifts, ski trails, buildings, commercial space and other improvements
Seven Springs Resort, PA	Owned	Ski trails, ski lifts, dining facilities, commercial space, lodging, property management, conference facilities and other improvements
Snow Creek, MO	Owned	Ski trails, ski lifts, buildings and other improvements
SSI Venture, Inc. ("VRR") Properties; CO, CA, NV, UT, MN & BC, Canada	Owned/Leased	Approximately 245 rental and retail stores (of which approximately 85 stores are currently held under lease) for recreational products, 7 leased warehouses and 4 My Epic Gear member services locations.
Ski Tip Lodge, CO	Owned	Lodging and dining facilities
Stevens Pass, WA	Owned	Employee housing and guest parking facilities
Stevens Pass Mountain, WA (2,443 acres)	SUP	Ski trails, ski lifts, buildings and other improvements
Stevens Pass Ski Resort, WA	Owned	Ski resort operations, including ski lifts, ski trails, buildings and other improvements and commercial space
Stowe Mountain Resort, VT	Owned	Ski resort operations, including ski lifts, ski trails, buildings and other improvements and commercial space
The Arrabelle at Vail Square, CO	Owned	Lodging, spa, dining and conference facilities
The Lodge at Vail, CO	Owned	Lodging, spa, dining and conference facilities
The Osprey at Beaver Creek, CO	Owned	Lodging, dining and conference facilities
The Tarnes at Beaver Creek, CO	31% Owned	Employee housing facilities

Location	Ownership	Use
Tenderfoot Housing, CO	50% Owned	Employee housing facilities
The Pines Lodge at Beaver Creek, CO	Owned	Lodging, dining and conference facilities
Vail Mountain, CO	Owned	Ski resort operations, including ski lifts, ski trails, buildings and other improvements, property management, commercial space and real estate held for sale or development
Vail Mountain, CO (12,353 acres)	SUP	Ski trails, ski lifts, buildings and other improvements
Whistler Blackcomb Resort, BC, Canada	75% Owned	Ski resort operations, including ski lifts, ski trails, buildings and other improvements, property management, commercial space and real estate held for sale or development
Whistler Mountain and Blackcomb Mountain, BC, Canada	MDA	Ski resort operations, including ski lifts, ski trails, buildings and other improvements
Whistler Blackcomb Resort, BC, Canada	Leased	Employee housing facilities
Whitetail Resort, PA	Owned	Ski resort operations, including ski lifts, ski trails, golf course, buildings, commercial space and other improvements
Wildcat Mountain, NH (953 acres)	SUP	Ski trails, ski lifts, buildings and other improvements
Wilmot Mountain, WI	Owned	Ski trails, ski lifts, buildings and other improvements

Many of our properties are used across all segments in complementary and interdependent ways.

ITEM 3.   LEGAL PROCEEDINGS.

We are a party to various lawsuits arising in the ordinary course of business. We believe that we have adequate insurance coverage and/or have accrued for all estimable and probable loss contingencies for asserted and unasserted matters and that, although the ultimate outcome of such claims cannot be ascertained, current pending and threatened claims are not expected, individually or in the aggregate, to have a material adverse impact on our financial position, results of operations and cash flows. For additional information, see Notes to Consolidated Financial Statements.

ITEM 4.   MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5.   **MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.**

Market and Stockholders

Our common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "MTN." As of September 23, 2024, 37,485,473 shares of common stock were outstanding, held by approximately 231 holders of record.

Dividend Policy

In fiscal 2011, our Board of Directors approved the commencement of a regular quarterly cash dividend on our common stock, subject to quarterly declaration, which has typically been increased on an annual basis. The amount, if any, of dividends to be paid in the future will depend on our available cash on hand, anticipated cash needs, overall financial condition, restrictions contained in our Ninth Amended and Restated Credit Agreement (the "Vail Holdings Credit Agreement"), future prospects for earnings and cash flows, as well as other factors considered relevant by our Board of Directors. On September 25, 2024, our Board of Directors approved a cash dividend of $2.22 per share payable on October 24, 2024 to stockholders of record as of October 8, 2024. We expect to fund the dividend with available cash on hand.

Repurchase of Equity Securities

The following table sets forth our purchases of shares of our common stock during the fourth quarter of our fiscal year ended July 31, 2024 ("Fiscal 2024"):

Period	Total Number of Shares Purchased	Average Price Paid per Share (1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (2)	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (2)
May 1, 2024 - May 31, 2024	—	$ —	—	768,910
June 1, 2024 - June 30, 2024	138,590	$ 180.38	138,590	630,320
July 1, 2024 - July 31, 2024	—	$ —	—	630,320
Total	138,590	$ 180.38	138,590	630,320

(1) Average price per share excludes any excise tax imposed on stock repurchases as part of the Inflation Reduction Act of 2022.

(2) The share repurchase program is conducted under authorizations made from time to time by our Board of Directors. The Board of Directors initially authorized the repurchase of up to 3,000,000 Vail Shares (March 9, 2006), and later authorized additional repurchases of up to 3,000,000 Vail Shares (July 16, 2008), 1,500,000 Vail Shares (December 4, 2015), and 2,500,000 Vail Shares (March 7, 2023), for a total authorization to repurchase up to 10,000,000 Vail Shares. From inception of this stock repurchase program through July 31, 2024, the Company has repurchased 9,369,680 shares at a cost of approximately $1,129.4 million, excluding excise tax. As of July 31, 2024, 630,320 shares remained available to repurchase under the existing repurchase authorization. On September 25, 2024, the Company's Board of Directors approved an increase in the number of shares authorized to be repurchased under the share repurchase program by an additional 1,100,000 Vail Shares. As a result, 1,730,320 Vail Shares are available to repurchase under the share repurchase program. Repurchases under these authorizations may be made from time to time at prevailing prices as permitted by applicable laws, including under plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, and subject to market conditions and other factors. The timing as well as the number of Vail Shares that may be repurchased under the program will depend on several factors, including our future financial performance, our available cash resources and competing uses for cash that may arise in the future, the restrictions in our Vail Holdings Credit Agreement, prevailing prices of Vail Shares and the number of Vail Shares that become available for sale at prices that we believe are attractive. These authorizations have no expiration date.

Performance Graph

The total return graph below is presented for the period from the beginning of our fiscal year ended July 31, 2020 through the end of Fiscal 2024. The comparison assumes that $100 was invested at the beginning of the period in our common stock ("MTN"), The Russell 2000 Stock Index, The Standard & Poor's 500 Stock Index and the Dow Jones U.S. Travel and Leisure

Stock Index, with dividends reinvested where applicable. We include the Dow Jones U.S. Travel and Leisure Index as we believe we compete in the travel and leisure industry.

The performance graph is not deemed filed with the Securities and Exchange Commission ("SEC") and is not to be incorporated by reference into any of our filings under the Securities Act of 1933 or the Exchange Act, unless such filings specifically incorporate the performance graph by reference therein.



	As of July 31,					
	2019	2020	2021	2022	2023	2024
Vail Resorts, Inc.	$ 100.00	$ 73.31	$ 116.51	$ 92.40	$ 94.94	$ 76.48
Russell 2000	$ 100.00	$ 91.14	$ 138.48	$ 118.64	$ 127.97	146.17
Standard & Poor's 500	$ 100.00	$ 120.87	$ 164.90	$ 157.22	$ 177.64	216.97
Dow Jones U.S. Travel and Leisure	$ 100.00	$ 88.25	$ 129.66	$ 105.59	$ 138.95	144.40

ITEM 6.   **[Reserved]**

ITEM 7.   **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.**

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the Consolidated Financial Statements and notes related thereto included in this Form 10-K. To the extent that the following MD&A contains statements which are not of a historical nature, such statements are forward-looking statements which involve risks and uncertainties. These risks include, but are not limited to, those discussed in Item 1A. "Risk Factors" in this Form 10-K. The following discussion and analysis should be read in conjunction with the Forward-Looking Statements section and Item 1A. "Risk Factors," each included in this Form 10-K.

The MD&A includes discussion of financial performance within each of our three segments. We have chosen to specifically include segment Reported EBITDA (defined as segment net revenue less segment operating expense, plus segment equity investment income or loss, and for the Real Estate segment, plus gain or loss on sale of real property) in the following discussion because we consider this measurement to be a significant indication of our financial performance. We utilize segment Reported EBITDA in evaluating our performance and in allocating resources to our segments. Net Debt (defined as long-term debt, net plus long-term debt due within one year less cash and cash equivalents) is included in the following discussion because we consider this measurement to be a significant indication of our available capital resources. We also

believe that Net Debt is an important measurement as it is an indicator of our ability to obtain additional capital resources for our future cash needs. Resort Reported EBITDA (defined as the combination of segment Reported EBITDA of our Mountain and Lodging segments), Total Reported EBITDA (which is Resort Reported EBITDA plus segment Reported EBITDA from our Real Estate segment) and Net Debt are not measures of financial performance or liquidity defined under accounting principles generally accepted in the United States ("GAAP"). Refer to the end of the Results of Operations section for a reconciliation of net income attributable to Vail Resorts, Inc. to Total Reported EBITDA and Resort Reported EBITDA, and long-term debt, net to Net Debt.

Items excluded from Resort Reported EBITDA, Total Reported EBITDA and Net Debt are significant components in understanding and assessing financial performance or liquidity. Resort Reported EBITDA, Total Reported EBITDA and Net Debt should not be considered in isolation or as an alternative to, or substitute for, net income, net change in cash and cash equivalents or other financial statement data presented in the Consolidated Financial Statements. Because Resort Reported EBITDA, Total Reported EBITDA and Net Debt are not measurements determined in accordance with GAAP and are thus susceptible to varying calculations, Resort Reported EBITDA, Total Reported EBITDA and Net Debt, as presented herein, may not be comparable to other similarly titled measures of other companies. In addition, our segment Reported EBITDA (i.e. Mountain, Lodging and Real Estate), the measure of segment profit or loss required to be disclosed in accordance with GAAP, may not be comparable to other similarly titled measures of other companies.

Overview

Our operations are grouped into three integrated and interdependent segments: Mountain, Lodging and Real Estate. We refer to "Resort" as the combination of the Mountain and Lodging segments. The Mountain, Lodging and Real Estate segments represented approximately 88%, 12% and 0%, respectively, of our net revenue for Fiscal 2024.

Mountain Segment

In the Mountain segment, the Company operates the following 42 destination mountain resorts and regional ski areas (collectively, "Resorts"):


PACIFIC NW
WHISTLER BLACKCOMB*
STEVENS PASS
TAHOE
NORTHSTAR*
HEAVENLY*
KIRKWOOD*
ROCKIES
PARK CITY*
CRESTED BUTTE*
BEAVER CREEK*
VAIL*
BRECKENRIDGE*
KEYSTONE*
AUSTRALIA
PERISHER
FALLS CREEK
HOTHAM
NORTHEAST
STOWE
ATTITASH
WILDCAT
MOUNT SUNAPEE
CROTCHED MOUNTAIN
OKEMO
MOUNT SNOW
HUNTER MOUNTAIN
MID-ATLANTIC
JACK FROST
BIG BOULDER
ROUNDTOP
LIBERTY MOUNTAIN
WHITETAIL
LAUREL MOUNTAIN
HIDDEN VALLEY
SEVEN SPRINGS MOUNTAIN
MIDWEST
ALPINE VALLEY
BRANDY WINE
BOSTON MILLS
MAD RIVER MOUNTAIN
MT. BRIGHTON
PAOLI PEAKS
WILMOT
HIDDEN VALLEY
AFTON ALPS
SNOW CREEK
SWITZERLAND
ANDERMATT-SEDRUN*
CRANS MONTANA*
WHISTLER BLACKCOMB
PARK CITY
NORTHSTAR CALIFORNIA
Heavenly
KIRKWOOD
VAIL
Beaver Creek
KEYSTONE
crested butte
BRECK
OKEMO
mount snow
SEVEN SPRINGS
HOTHAM
FallsCreek
perisher
CRANS MONTANA
ANDERMATT SEDRUN

**Denotes a destination mountain resort, which generally receives a meaningful portion of skier visits from long-distance travelers, as opposed to our regional ski areas, which tend to generate skier visits predominantly from their respective local markets.*

Additionally, we operate ancillary services, primarily including ski school, dining and retail/rental operations, and for our Australian ski areas, including lodging and transportation operations. Mountain segment revenue is seasonal, with the majority of revenue earned from our North American and European ski operations occurring in our second and third fiscal quarters and the majority of revenue earned from our Australian ski operations occurring in our first and fourth fiscal quarters. Our North American and European Resorts typically experience their peak operating season for the Mountain segment from mid-December through mid-April, and our Australian ski areas typically experience their peak operating season from June to early October. Our largest source of Mountain segment revenue comes from the sale of lift tickets (including pass products), which represented approximately 57%, 56%, and 59% of Mountain segment net revenue for Fiscal 2024, the fiscal year ended July 31, 2023 ("Fiscal 2023") and the fiscal year ended July 31, 2022 ("Fiscal 2022"), respectively.

Lift revenue is driven by volume and pricing. Pricing is impacted by absolute pricing, as well as both the demographic and geographic mix of guests, which impacts the price points at which various products are purchased. The demographic mix of guests that visit our North American Resorts is divided into two primary categories: (i) out-of-state and international ("Destination") guests and (ii) in-state and local ("Local") guests. The geographic mix depends on levels of visitation to our destination mountain resorts versus our regional ski areas. For both the 2023/2024 and 2022/2023 North American ski seasons, Destination guests comprised approximately 57% of our North American destination mountain resort skier visits (excluding complimentary access), while Local guests comprised approximately 43%, which compares to approximately 58% and 42%, respectively, for the 2021/2022 North American ski season. Skier visitation at our regional ski areas is largely comprised of Local guests. Destination guests generally purchase our higher-priced lift tickets (including pass products) and utilize more ancillary services such as ski school, dining and retail/rental, as well as lodging at or around our mountain resorts. Additionally, Destination guest visitation is less likely to be impacted by changes in the weather during the current season, but may be more impacted by adverse economic conditions, the global geopolitical climate, travel disruptions or weather conditions in the immediately preceding ski season. Local guests tend to be more value-oriented and weather-sensitive.

We offer a variety of pass products for all of our Resorts, marketed toward both Destination and Local guests. Our pass product offerings range from providing access to one or a combination of our Resorts for a certain number of days to our Epic Pass, which allows pass holders unlimited and unrestricted access to all of our Resorts. The Epic Day Pass is a customizable one to seven day pass product purchased in advance of the season, for those skiers and riders who want to purchase access for a certain number of days during the season, and which is available in three tiers of resort access offerings. Our pass products provide a compelling value proposition to our guests, which in turn assists us in developing a loyal base of customers who commit to ski at our Resorts generally in advance of the ski season and typically ski more days each season at our Resorts than those guests who do not buy pass products. Additionally, we enter into strategic long-term pass alliance agreements with third-party mountain resorts, which further increase the value proposition of our pass products. For the 2024/2025 ski season, our pass alliances include Telluride Ski Resort in Colorado, Hakuba Valley and Rusutsu Resort in Japan, Resorts of the Canadian Rockies in Canada, Les 3 Vallées in France, Disentis Ski Area and Verbier 4 Vallées in Switzerland, Skirama Dolomiti in Italy and Ski Arlberg in Austria. Our pass program drives strong customer loyalty; mitigates exposure to more weather sensitive guests; generates additional ancillary spending; and provides cash flow in advance of winter season operations. In addition, our pass program attracts new guests to our Resorts. All of our pass products, including the Epic Pass and Epic Day Pass, are predominately sold prior to the start of the ski season. Pass product revenue, although primarily collected prior to the ski season, is recognized in our Consolidated Statements of Operations throughout the ski season on a straight-line basis using the number of skiable days of the season-to-date period relative to the total estimated number of skiable days of the season.

Lift revenue consists of pass product lift revenue ("pass revenue") and non-pass product lift revenue ("non-pass revenue"). Approximately 65%, 61% and 61% of total lift revenue was derived from pass revenue for Fiscal 2024, Fiscal 2023 and Fiscal 2022, respectively.

The cost structure of our mountain resort operations has a significant fixed component with variable expenses including, but not limited to, land use permit or lease fees, credit card fees, retail/rental cost of sales and labor, ski school labor and expenses associated with our dining operations; as such, profit margins can fluctuate greatly based on the level of revenues.

Lodging Segment

Operations within the Lodging segment include: (i) ownership/management of a group of luxury hotels through the RockResorts brand proximate to our Colorado and Utah mountain resorts; (ii) ownership/management of non-RockResorts branded hotels and condominiums proximate to our North American Resorts; (iii) National Park Service ("NPS") concessioner properties, including the Grand Teton Lodge Company ("GTLC"); (iv) a Colorado resort ground transportation company; and (v) mountain resort golf courses.

The performance of our lodging properties (including managed condominium rooms) proximate to our Resorts, and our Colorado resort ground transportation company, are closely aligned with the performance of the Mountain segment and generally experience similar seasonal trends, particularly with respect to visitation by Destination guests. Revenues from such properties represented approximately 68%, 71% and 73% of Lodging segment net revenue (excluding Lodging segment revenue associated with the reimbursement of payroll costs) for Fiscal 2024, Fiscal 2023 and Fiscal 2022, respectively. Management primarily focuses on Lodging net revenue excluding payroll cost reimbursements and Lodging operating expense excluding reimbursed payroll costs (which are not measures of financial performance under GAAP) as the reimbursements are made based upon the costs incurred with no added margin and as such, the revenue and corresponding expense do not affect our Lodging Reported EBITDA, which we use to evaluate Lodging segment performance. Revenue of the Lodging segment during our first and fourth fiscal quarters is generated primarily by the operations of our NPS concessioner properties (as their peak operating season generally occurs during the months of June to October), as well as golf operations and seasonally low operations from our other owned and managed properties and businesses.

Real Estate Segment

The principal activities of our Real Estate segment include the sale of land parcels to third-party developers and planning for future real estate development projects, including zoning and acquisition of applicable permits. We continue undertaking preliminary planning and design work on future projects and are pursuing opportunities with third-party developers rather than undertaking our own significant vertical development projects. Real estate development projects by third-party developers most often result in the creation of certain resort assets that provide additional benefit to the Mountain segment. We believe that, due to our low carrying cost of real estate land investments, we are well situated to promote future projects by third-party developers while limiting our financial risk. Our revenue from the Real Estate segment and associated expense can fluctuate significantly based upon the timing of closings and the type of real estate being sold, causing volatility in the Real Estate segment's operating results from period to period.

Recent Trends, Risks and Uncertainties

We have identified the following important factors (as well as risks and uncertainties associated with such factors) that could impact our future financial performance or condition:

- Our overall results for the year highlight the stability and resilience of our advance commitment strategy. Skier visitation declined 9.5% compared to the prior year, driven by unfavorable conditions across our resorts in North America and Australia, combined with the impact of broader industry normalization post-COVID following record visitation in North America during the 2022/2023 ski season. In North America, snowfall across our western resorts was down 28% from the prior year and our Eastern U.S. resorts (comprising the Midwest, Mid-Atlantic and Northeast) experienced limited natural snow and variable temperatures. Despite industry normalization and challenging conditions, Resort Reported EBITDA, excluding the impact of the Crans-Montana acquisition, remained consistent with prior year results. Performance was supported by strong growth in ancillary spending per visit across ski school, dining, and rental businesses at our resorts, and by strong delivery of the guest experience and cost discipline across our operations.

- Overall weather conditions, including the timing and amount of snowfall, can have an impact on Mountain and Lodging revenue, particularly with regard to skier visits and the duration and frequency of guest visitation. To help mitigate this impact, we sell a variety of pass products prior to the beginning of the ski season, which results in a more stabilized stream of lift revenue. Additionally, our pass products provide a compelling value proposition to our guests, which in turn create a guest commitment predominately prior to the start of the ski season. In March 2024, we began our season pass sales program for the 2024/2025 North American ski season. Pass product sales through September 20, 2024 for the upcoming 2024/2025 North American ski season decreased approximately 3% in units and increased approximately 3% in sales dollars as compared to the prior year period through September 22, 2023. Pass product sales are adjusted to eliminate the impact of foreign currency by applying an exchange rate of $0.74 between the Canadian dollar and U.S. dollar in both periods for Whistler Blackcomb pass sales. We cannot predict if these trends will continue through the 2024 North American pass sales campaign or the overall impact that pass sales will have on lift revenue for the 2024/2025 North American ski season.

- The economies in the countries in which we operate and from which we attract our guests may be impacted by economic challenges associated with elevated inflation, prolonged elevated interest rates, geopolitical conflicts, political uncertainty and financial institution disruptions and/or fluctuating commodity prices that could adversely impact our business, including decreased guest spending or visitation or increased costs of operations. Skiing, travel and tourism are discretionary recreational activities that can entail a relatively high cost of participation. As a result, economic downturns and other negative impacts to consumer discretionary spending may have a pronounced impact on visitation to our

Resorts. We cannot predict the extent to which we may be impacted by such potential economic challenges, whether in North America or globally.

- As of July 31, 2024, we had $322.8 million of cash and cash equivalents, as well as $407.9 million available under the revolver component of the Vail Holdings Credit Agreement, which represents the total commitment of $500.0 million less certain letters of credit outstanding of $92.1 million. Additionally, we have a credit facility which supports the liquidity needs of Whistler Blackcomb (the "Whistler Credit Agreement"). As of July 31, 2024, we had C$296.6 million ($214.8 million) available under the revolver component of the Whistler Credit Agreement which represents the total commitment of C$300.0 million ($217.3 million) less letters of credit outstanding of C$3.4 million ($2.5 million). We believe that our existing cash and cash equivalents, availability under our credit agreements and the continued positive cash flow from operating activities of our Mountain and Lodging segments less resort capital expenditures will continue to provide us with sufficient liquidity to fund our operations.

- On May 2, 2024, we acquired Crans-Montana Mountain Resort ("Crans-Montana") in Switzerland from CPI Property Group for a cash purchase price of CHF 97.2 million ($106.8 million), after adjustments for certain agreed-upon items. We acquired (i) an 84% ownership stake in Remontées Mécaniques Crans Montana Aminona SA, which controls and operates all of the lifts and supporting mountain operations, including four retail and rental locations; (ii) 100% ownership of SportLife AG, which operates one of the ski schools located at the resort; and (iii) 100% ownership of 11 restaurants located on and around the mountain. The acquisition was funded with cash on hand. We plan to include unlimited and unrestricted access to Crans-Montana on the Epic Pass for the 2024/2025 ski season, as well as provide access on other pass products. We cannot predict the ultimate impact the acquisition of Crans-Montana will have on our future results of operations.

Results of Operations

Summary

Shown below is a summary of operating results for Fiscal 2024, Fiscal 2023 and Fiscal 2022 (in thousands):

		Year ended July 31,				
		2024		2023		2022
Net income attributable to Vail Resorts, Inc.	$	230,405	$	268,148	$	347,923
Income before provision for income taxes	$	345,095	$	373,517	$	457,161
Mountain Reported EBITDA	$	802,072	$	822,570	$	811,167
Lodging Reported EBITDA		23,018		12,267		25,747
Resort Reported EBITDA	$	825,090	$	834,837	$	836,914
Real Estate Reported EBITDA	$	1,475	$	(1,728)	$	(3,927)

A discussion of segment results, including reconciliations of net income attributable to Vail Resorts, Inc. to Total Reported EBITDA, and other items can be found below. The consolidated results of operations, including any consolidated financial metrics pertaining thereto, include the operations of Crans-Montana (acquired May 2, 2024), Andermatt-Sedrun (acquired August 3, 2022) and Seven Springs Mountain Resort, Hidden Valley Resort and Laurel Mountain Ski Area in Pennsylvania (collectively, the "Seven Springs Resorts," acquired December 31, 2021) prospectively from their respective dates of acquisition.

The sections titled "Fiscal 2024 compared to Fiscal 2023" in each of the Mountain and Lodging segment discussions below provide comparisons of financial and operating performance for Fiscal 2024 to Fiscal 2023, unless otherwise noted. Discussion of our financial results for Fiscal 2023 compared to Fiscal 2022 can be found in our Annual Report on Form 10-K for Fiscal 2023, which was filed on September 28, 2023.

Mountain Segment

Mountain segment operating results for Fiscal 2024, Fiscal 2023 and Fiscal 2022 are presented by category as follows (in thousands, except effective ticket price ("ETP")):

						Percentage Increase/(Decrease)	
		Year ended July 31,					
		2024	**2023**	**2022**		**2024/2023**	**2023/2022**
Mountain net revenue:							
Lift	$	1,442,784	$ 1,420,900	$ 1,310,213		1.5 %	8.4 %
Ski school		304,548	287,275	223,645		6.0 %	28.5 %
Dining		227,572	224,642	163,705		1.3 %	37.2 %
Retail/rental		317,196	361,484	311,768		(12.3)%	15.9 %
Other		252,270	246,605	203,783		2.3 %	21.0 %
Total Mountain net revenue		2,544,370	2,540,906	2,213,114		0.1 %	14.8 %
Mountain operating expense:							
Labor and labor-related benefits		731,153	744,613	561,266		(1.8)%	32.7 %
Retail cost of sales		107,093	118,717	99,024		(9.8)%	19.9 %
Resort related fees		110,113	104,797	93,177		5.1 %	12.5 %
General and administrative		350,788	325,903	292,412		7.6 %	11.5 %
Other		444,204	424,911	358,648		4.5 %	18.5 %
Total Mountain operating expense		1,743,351	1,718,941	1,404,527		1.4 %	22.4 %
Mountain equity investment income, net		1,053	605	2,580		74.0 %	(76.6)%
Mountain Reported EBITDA	$	802,072	$ 822,570	$ 811,167		(2.5)%	1.4 %
Total skier visits		17,564	19,410	17,298		(9.5)%	12.2 %
ETP	$	82.14	$ 73.20	$ 75.74		12.2 %	(3.4)%

Mountain Reported EBITDA includes $23.2 million, $21.2 million and $20.9 million of stock-based compensation expense for Fiscal 2024, Fiscal 2023 and Fiscal 2022, respectively.

Fiscal 2024 compared to Fiscal 2023

Mountain Reported EBITDA decreased $20.5 million, or 2.5%. The decrease was primarily driven by (i) challenging conditions at our North American resorts for a large portion of the 2023/2024 ski season compared to the prior year, as well as broader industry normalization post-COVID following record visitation in North America during the 2022/2023 ski season, which led to a decline in both Local and Destination skier visitation and decreases in non-pass revenue and retail/rental revenue; (ii) our Australian operations, which experienced weather-related challenges that impacted terrain during the 2023 and 2024 Australian ski seasons, compared to record visitation and favorable snow conditions during the 2022 ski season; and (iii) increases in general and administrative expenses, property tax expense and repairs and maintenance expense, each including the impact of inflation. These decreases were partially offset by (i) an increase in pass revenue, driven by an increase in pass product sales for the 2023/2024 North American ski season compared to the prior year; (ii) strong growth in spending per visit in our ski school and dining businesses compared to the prior year; (iii) decreased labor and labor-related benefits due to disciplined cost management in response to decreased skier visits; and (iv) other decreases in variable expenses. Mountain segment results also include $8.0 million and $3.1 million of acquisition and integration related expenses for Fiscal 2024 and Fiscal 2023, respectively.

Lift revenue increased $21.9 million, or 1.5%, primarily due to an increase in pass revenue of 9.4%, which was primarily driven by an increase in pass product sales for the 2023/2024 North American ski season compared to the prior year, partially offset by a decrease in non-pass revenue of 10.7%, primarily driven by challenging conditions at our North American resorts for a large portion of the season compared to the prior year, as well as broader industry normalization post-COVID following record visitation in North America during the 2022/2023 ski season, and a decrease in non-pass revenue at our Australian resorts as a result of decreased visitation from weather-related challenges that impacted terrain during the 2023 and 2024 Australian ski seasons, compared to record visitation and favorable snow conditions in the 2022 Australian ski season. The decrease in non-pass revenue was partially offset by an increase in non-pass ETP of 11.2%.

Ski school revenue increased $17.3 million, or 6.0%, and dining revenue increased $2.9 million, or 1.3%, both primarily as a result of an increase in guest spending per visit at our North American resorts. Retail/rental revenue decreased $44.3 million, or 12.3%, for which retail sales decreased $29.2 million, or 13.8%, and rental sales decreased $15.2 million, or 10.1%. The decrease in both retail and rental revenue was primarily driven by a decrease in skier visitation of 9.5%, which impacted sales at our on-mountain retail outlets in North America, as well as broader industry-wide customer spending trends and our exit of certain leased store operations which we operated in the prior year, which resulted in a revenue reduction of approximately $18.2 million.

Other revenue mainly consists of summer revenues, other mountain activities revenue, employee housing revenue, guest services revenue, commercial leasing revenue, marketing and internet advertising revenue, private club revenue (which includes both club dues and amortization of initiation fees), municipal services revenue and other recreation activity revenue. Other revenue also includes Australian resort lodging and transportation revenue. Other revenue increased $5.7 million, or 2.3%, primarily driven by an increase in guest spending per visit at our North American resorts.

Operating expense increased $24.4 million, or 1.4%, which was primarily attributable to an increase in general and administrative expenses, property tax expense, and repairs and maintenance expense, partially offset by reduced labor hours at our North American Resorts in the current year as a result of challenging weather conditions that existed for a large portion of the season, which impacted our ability to operate at full capacity, as well as disciplined cost management. Operating expense includes $8.0 million and $3.1 million of acquisition and integration related expenses for Fiscal 2024 and Fiscal 2023, respectively.

Labor and labor-related benefits decreased 1.8%, primarily attributable to reduced labor hours at our North American Resorts in the current year as a result of challenging weather conditions that existed for a large portion of the season, which impacted our ability to operate at full capacity, as well as disciplined cost management. Retail cost of sales decreased 9.8%, compared to a decrease in retail sales of 13.8%, reflecting decreased margins on retail products driven by higher sales of discounted inventory. Resort related fees increased 5.1% primarily as a result of an increase in revenues on which those fees are based. General and administrative expense increased 7.6%, primarily due to an increase in allocated corporate overhead costs across nearly all corporate functions (which includes the incremental impact of our prior year investments in employee wages, which went into effect in October 2022, and the impact of updated allocations of general and administrative expenses between segments which offsets primarily with decreases in the Lodging segment). Other expense increased 4.5%, primarily due to increased property taxes ($5.0 million), acquisition and integration related expenses ($4.9 million), repairs and maintenance expense ($4.6 million), professional services expense ($3.3 million) and utilities expense ($2.5 million), including the impact of inflation, partially offset by decreased dining cost of sales ($3.8 million) and fuel expenses ($3.4 million).

Mountain equity investment income, net primarily includes our share of income from the operations of a real estate brokerage company.

Lodging Segment

Lodging segment operating results for Fiscal 2024, Fiscal 2023 and Fiscal 2022 are presented by category as follows (in thousands, except average daily rate ("ADR") and revenue per available room ("RevPAR")):

			Year ended July 31,				Percentage Increase/(Decrease)	
		2024		2023		2022	2024/2023	2023/2022
Lodging net revenue:								
Owned hotel rooms	$	83,977	$	80,117	$	80,579	4.8 %	(0.6)%
Managed condominium rooms		86,199		96,785		97,704	(10.9)%	(0.9)%
Dining		63,255		62,445		48,569	1.3 %	28.6 %
Transportation		16,309		15,242		16,021	7.0 %	(4.9)%
Golf		13,722		12,737		10,975	7.7 %	16.1 %
Other		56,368		55,816		46,500	1.0 %	20.0 %
Lodging net revenue (excluding payroll cost reimbursements)		319,830		323,142		300,348	(1.0)%	7.6 %
Payroll cost reimbursements		16,287		17,251		11,742	(5.6)%	46.9 %
Total Lodging net revenue		336,117		340,393		312,090	(1.3)%	9.1 %
Lodging operating expense:								
Labor and labor-related benefits		139,840		148,915		128,884	(6.1)%	15.5 %
General and administrative		59,239		63,562		55,081	(6.8)%	15.4 %
Other		97,733		98,398		90,636	(0.7)%	8.6 %
Lodging operating expense (excluding reimbursed payroll costs)		296,812		310,875		274,601	(4.5)%	13.2 %
Reimbursed payroll costs		16,287		17,251		11,742	(5.6)%	46.9 %
Total Lodging operating expense		313,099		328,126		286,343	(4.6)%	14.6 %
Lodging Reported EBITDA	$	23,018	$	12,267	$	25,747	87.6 %	(52.4)%
Owned hotel statistics[1]:								
ADR	$	317.65	$	312.15	$	309.78	1.8 %	0.8 %
RevPar	$	161.82	$	160.75	$	170.84	0.7 %	(5.9)%
Managed condominium statistics:								
ADR	$	424.13	$	416.77	$	410.13	1.8 %	1.6 %
RevPar	$	118.91	$	124.41	$	122.15	(4.4)%	1.9 %
Owned hotel and managed condominium statistics (combined):								
ADR	$	381.60	$	378.62	$	373.89	0.8 %	1.3 %
RevPar	$	130.41	$	133.48	$	133.53	(2.3)%	— %

Lodging Reported EBITDA includes $3.3 million, $4.0 million and $3.7 million of stock-based compensation expense for Fiscal 2024, Fiscal 2023 and Fiscal 2022, respectively.

Fiscal 2024 compared to Fiscal 2023

Lodging Reported EBITDA increased $10.8 million, or 87.6%, driven by a decrease in labor and labor-related benefits primarily associated with strong cost management and lower staffing required to support a reduced inventory of managed condominium rooms, as well as a decrease in general and administrative expense, partially offset by a decrease in revenues primarily due to a reduction in our inventory of available managed condominium rooms proximate to our mountain resorts.

Revenue from owned hotel rooms increased $3.9 million, or 4.8%, primarily due to an increase in revenue at GTLC as a result of improved visitation which was assisted by favorable weather conditions, and which enabled increased room pricing for owned hotel rooms and resulted in higher ADR. Revenue from managed condominium rooms decreased $10.6 million, or 10.9% primarily due to a reduction in our inventory of available managed condominium rooms proximate to our mountain resorts, as well as decreased demand, including the impact of decreased skier visitation driven by challenging weather conditions at our North American resorts for a large portion of the season compared to the prior year.

Operating expense (excluding reimbursed payroll costs) decreased 4.5%. Labor and labor-related benefits decreased 6.1%, primarily associated with strong cost management and lower staffing required to support a reduced inventory of managed condominium rooms. General and administrative expense decreased 6.8% compared to the prior year, primarily due to a decrease in allocated corporate overhead costs, including the impact of updated allocations of general and administrative expenses between segments which offsets primarily with increases in the Mountain segment.

Revenue from payroll cost reimbursement and the corresponding reimbursed payroll costs relate to payroll costs at managed hotel properties where we are the employer and all payroll costs are reimbursed by the owners of the properties under contractual arrangements. Since the reimbursements are made based upon the costs incurred with no added margin, the revenue and corresponding expense have no effect on our Lodging Reported EBITDA.

Real Estate Segment

Our Real Estate net revenue is primarily determined by the timing of closings and the mix of real estate sold in any given period. Different types of projects have different revenue and profit margins; therefore, as the real estate inventory mix changes, it can greatly impact Real Estate segment net revenue, operating expense, gain or loss on sale of real property and Real Estate Reported EBITDA.

Real Estate segment operating results for Fiscal 2024, Fiscal 2023 and Fiscal 2022 are presented by category as follows (in thousands):

| | | | | | | Percentage Increase/(Decrease) | |
| | Year ended July 31, | | | | | | |
	2024		2023		2022	2024/2023	2023/2022
Total Real Estate net revenue	$	4,704	$	8,065	$ 708	(41.7)%	1,039.1 %
Real Estate operating expense:							
Cost of sales (including sales commissions)		3,607		5,146	251	(29.9)%	1,950.2 %
Other		5,907		5,489	5,660	7.6 %	(3.0)%
Total Real Estate operating expense		9,514		10,635	5,911	(10.5)%	79.9 %
Gain on sale of real property		6,285		842	1,276	646.4 %	(34.0)%
Real Estate Reported EBITDA	$	1,475	$	(1,728)	$ (3,927)	185.4 %	56.0 %

Fiscal 2024

During Fiscal 2024, we closed on the sale of a land parcel in Keystone, CO for $4.2 million, which was recorded within Real Estate net revenue, with a corresponding cost of sale of $3.6 million. Additionally, we recorded a gain on sale of real property for $6.3 million related to a land parcel sale in Beaver Creek, CO, which closed for proceeds of $6.5 million.

Other operating expense of $5.9 million was primarily comprised of general and administrative costs, such as labor and labor-related benefits, professional services and allocated corporate overhead costs.

Fiscal 2023

During Fiscal 2023, we closed on the sale of a land parcel in Keystone for $7.5 million, which was recorded within Real Estate net revenue, with a corresponding cost of sale (including sales commission) of $5.1 million.

Other operating expense of $5.5 million was primarily comprised of general and administrative costs, such as labor and labor-related benefits, professional services and allocated corporate overhead costs.

Other Items

In addition to segment operating results, the following items contributed to our overall financial position and results of operations (in thousands).

	Year ended July 31,			Percentage Increase/(Decrease)	
	2024	**2023**	**2022**	**2024/2023**	**2023/2022**
Depreciation and amortization	$(276,493)	$(268,501)	$(252,391)	3.0 %	6.4 %
Interest expense, net	$(161,839)	$(153,022)	$(148,183)	5.8 %	(3.3)%
Investment income and other, net	$ 18,592	$ 23,744	$ 3,718	(21.7)%	538.6 %
Provision for income taxes	$ (98,816)	$ (88,414)	$ (88,824)	11.8 %	(0.5)%
Effective tax rate	(28.6)%	(23.7)%	(19.4)%	4.9 pts	4.3 pts

Depreciation and amortization. Depreciation and amortization expense for Fiscal 2024 increased $8.0 million compared to the prior year, primarily due to depreciation expense recorded for capital projects recently completed at our Resorts and assets acquired in the acquisition of Crans-Montana ($3.4 million).

Interest expense, net. Interest expense, net for Fiscal 2024 increased $8.8 million compared to the prior year, primarily due to an increase in variable interest rates associated with the unhedged portion of our term loan borrowings under the Vail Holdings Credit Agreement.

Investment income and other, net. Investment income and other, net for Fiscal 2024 decreased $5.2 million compared to Fiscal 2023, primarily as a result of decreased average balances of interest-earning investments, as excess cash balances were utilized during Fiscal 2024 for share repurchases and the cash purchase price for the acquisition of Crans-Montana.

Provision for income taxes. The effective tax rate for Fiscal 2024 was 28.6%, compared to 23.7% for Fiscal 2023. The increase in the effective tax rate was primarily due to an increase in net unfavorable discrete items impacting the tax provision in the current period, including a decrease in the impact of the lapse of the statute of limitations for an uncertain tax position ($5.9 million) and a nonrecurring foreign partnership basis adjustment ($4.7 million).

Reconciliation of Non-GAAP Measures

The following table reconciles net income attributable to Vail Resorts, Inc. to Total Reported EBITDA for Fiscal 2024, Fiscal 2023 and Fiscal 2022 (in thousands):

		Year ended July 31,	
	2024	2023	2022
Net income attributable to Vail Resorts, Inc.	$ 230,405	$ 268,148	$ 347,923
Net income attributable to noncontrolling interests	15,874	16,955	20,414
Net income	246,279	285,103	368,337
Provision for income taxes	98,816	88,414	88,824
Income before provision for income taxes	345,095	373,517	457,161
Depreciation and amortization	276,493	268,501	252,391
Loss (gain) on disposal of fixed assets and other, net	9,633	9,070	(43,992)
Change in estimated fair value of contingent consideration	47,957	49,836	20,280
Investment income and other, net	(18,592)	(23,744)	(3,718)
Foreign currency loss on intercompany loans	4,140	2,907	2,682
Interest expense, net	161,839	153,022	148,183
Total Reported EBITDA	$ 826,565	$ 833,109	$ 832,987
Mountain Reported EBITDA	$ 802,072	$ 822,570	$ 811,167
Lodging Reported EBITDA	23,018	12,267	25,747
Resort Reported EBITDA	825,090	834,837	836,914
Real Estate Reported EBITDA	1,475	(1,728)	(3,927)
Total Reported EBITDA	$ 826,565	$ 833,109	$ 832,987

The following table reconciles long-term debt, net to Net Debt (defined as long-term debt, net plus long-term debt due within one year less cash and cash equivalents) (in thousands):

	Year ended July 31,	
	2024	2023
Long-term debt, net	$ 2,721,597	$ 2,750,675
Long-term debt due within one year	57,153	69,160
Total debt	2,778,750	2,819,835
Less: cash and cash equivalents	322,827	562,975
Net Debt	$ 2,455,923	$ 2,256,860

Liquidity and Capital Resources

Changes in significant sources and uses of cash for Fiscal 2024, Fiscal 2023 and Fiscal 2022 are presented by categories as follows (in thousands):

	Year ended July 31,		
	2024	2023	2022
Net cash provided by operating activities	$ 586,774	$ 639,563	$ 710,499
Net cash used in investing activities	$ (241,069)	$ (273,167)	$ (347,917)
Net cash used in financing activities	$ (574,788)	$ (915,708)	$ (493,136)

Historically, we have lower cash available at the end of each first and fourth fiscal quarter-ends as compared to our second and third fiscal quarter-ends, primarily due to the seasonality of our Mountain segment operations.

Fiscal 2024 compared to Fiscal 2023

We generated $586.8 million of cash from operating activities during Fiscal 2024, a decrease of $52.8 million compared to $639.6 million generated during Fiscal 2023. The decrease in operating cash flows was primarily a result of (i) an increase in income tax payments of approximately $35.0 million, driven by overpayments, net operating loss carryforwards and other deductions in the prior year which offset our estimated payments during Fiscal 2023; (ii) an increase in cash interest payments ($6.1 million); and (iii) a decrease in investment income collected ($5.2 million).

Cash used in investing activities for Fiscal 2024 decreased by $32.1 million, primarily due to (i) a decrease in capital expenditures of approximately $103.7 million as compared to the prior year, driven by our significant investments in lift upgrades impacting Fiscal 2023; (ii) prior year short-term bank deposit investments of $86.8 million, which were invested in deposits with maturity dates of more than three months at the date of purchase and were therefore not reflected as cash equivalents as of July 31, 2023, of which $57.6 million and $38.0 million matured during the Fiscal 2024 and Fiscal 2023, respectively; and (iii) $38.6 million of cash paid to Andermatt Swiss Alps AG upon closing the acquisition of Andermatt-Sedrun, net of cash acquired, on August 3, 2022. These decreases in cash used in investing activities were partially offset by the prior year return of a cash deposit of approximately $114.5 million (CHF 110.0 million) originally made in July 2022 in conjunction with the acquisition of Andermatt-Sedrun, which closed on August 3, 2022. The cash deposit was invested into Andermatt-Sedrun, which is included in our consolidated financial statements subsequent to the acquisition being completed. Additionally, the decreases were also partially offset by the cash purchase price of $94.4 million, net of cash acquired of $12.4 million, related to the acquisition of Crans-Montana on May 2, 2024.

Cash used in financing activities decreased by $340.9 million during Fiscal 2024 compared to Fiscal 2023, primarily due to a decrease in repurchases of common stock of $350.0 million.

Significant Sources of Cash

We had $322.8 million of cash and cash equivalents as of July 31, 2024, compared to $563.0 million as of July 31, 2023, and the decrease was primarily attributable to the cash purchase price associated with the acquisition of Crans-Montana, net of cash acquired, and share repurchases completed during Fiscal 2024. We currently anticipate that our Mountain and Lodging segment operating results will continue to provide a significant source of future operating cash flows (primarily generated in our second and third fiscal quarters).

In addition to our $322.8 million of cash and cash equivalents at July 31, 2024, we had $407.9 million available under the revolver component of our Vail Holdings Credit Agreement as of July 31, 2024 (which represents the total commitment of $500.0 million less outstanding letters of credit of $92.1 million). Additionally, we had C$296.6 million ($214.8 million) available under the revolver component of our Whistler Credit Agreement (which represents the total commitment of C$300.0 million ($217.3 million) less certain outstanding letters of credit of C$3.4 million ($2.5 million)). We expect that our liquidity needs in the near term will be met by continued use of our existing cash and cash equivalents, operating cash flows and borrowings under both the Vail Holdings Credit Agreement and Whistler Credit Agreement, if needed. Under the Vail Holdings Credit Agreement and the Whistler Credit Agreement, any new borrowings would be priced at the Secured Overnight Financing Rate plus 1.60% and Canadian Overnight Repo Rate Average plus 1.75%, respectively.

Significant Uses of Cash

Capital Expenditures

We have historically invested significant amounts of cash in capital expenditures for our resort operations, and we expect to continue to do so, subject to operating performance particularly as it relates to discretionary projects. Currently planned capital expenditures primarily include investments that will allow us to maintain our high-quality standards for the guest experience, as well as certain incremental discretionary improvements at our Resorts, throughout our owned hotels and in technology that can impact the full network. We evaluate discretionary capital improvements based on an expected level of return on investment.

We currently anticipate that we will spend approximately $189 million to $194 million on resort capital expenditures during calendar year 2024, excluding $13 million of incremental capital investments in premium fleet and fulfillment infrastructure to support the official launch of My Epic Gear for the 2024/2025 winter season at 12 destination mountain resorts and regional ski areas across North America, $8 million of growth capital investments at Andermatt-Sedrun, $1 million of reimbursable capital, and investments at Crans-Montana, which we expect will include $3 million of maintenance capital expenditures and $2 million associated with integration activities at Crans-Montana. Including My Epic Gear premium fleet, fulfillment infrastructure capital, one-time investments, and investments at Crans-Montana, our total capital plan for calendar year 2024 is expected to be approximately $216 million to $221 million. Included in these estimated capital expenditures are approximately $117 million to $122 million of maintenance capital expenditures (excluding Crans-Montana), which are necessary to maintain appearance and level of service appropriate to our resorts. We currently plan to utilize cash on hand, borrowings available under our credit agreements and/or cash flow generated from future operations to provide the cash necessary to complete our capital plans.

Approximately $81 million was spent for capital expenditures in calendar year 2024 as of July 31, 2024, leaving approximately $135 million to $140 million to spend in the remainder of calendar year 2024.

Acquisition of Crans-Montana

On May 2, 2024, we acquired Crans-Montana for a purchase price of CHF 97.2 million ($106.8 million), after adjustments for certain agreed-upon items, which was funded with cash on hand.

Debt

As of July 31, 2024, principal payments on $2.0 billion of our $2.8 billion in long-term debt outstanding as of July 31, 2024 are not due until fiscal year 2029 and beyond. As of both July 31, 2024 and 2023, total long-term debt, net (including long-term debt due within one year) was $2.8 billion. Net Debt (defined as long-term debt, net plus long-term debt due within one year less cash and cash equivalents) was $2.5 billion and $2.3 billion as of July 31, 2024 and 2023, respectively.

As of July 31, 2024, the Vail Holdings Credit Agreement provides for (i) a revolving loan facility in an aggregate principal amount of $500.0 million and (ii) a term loan facility of $959.8 million, and the Whistler Credit Agreement provides for a revolving loan facility in an aggregate principal amount of C$300.0 million. We expect that our liquidity needs in the near term will be met by continued use of our existing cash and cash equivalents, operating cash flows and borrowings under the Vail Holdings Credit Agreement and the Whistler Credit Agreement, if needed.

Our debt service requirements can be impacted by changing interest rates as we had approximately $0.6 billion of net variable-rate debt outstanding as of July 31, 2024 (net of $400.0 million of interest rate swap agreements which hedged the variable interest rate component of the Vail Holdings Credit Agreement, and which expired on September 23, 2024). A 100-basis point change in our borrowing rates would cause our annual interest payments on our net variable-rate debt to change by approximately $6.1 million based on the rates in effect as of July 31, 2024, which does not include the impact of the expiration of the interest rate swaps. Additionally, the annual payments associated with the financing of the Canyons Resort transaction increase by the greater of CPI less 1%, or 2%. The fluctuation in our debt service requirements, in addition to interest rate and inflation changes, may be impacted by future borrowings under our credit agreements or other alternative financing arrangements we may enter into. Our long term liquidity needs depend upon operating results that impact the borrowing capacity under our credit agreements. We can respond to liquidity impacts of changes in the business and economic environment by managing our capital expenditures, variable operating expenses, the timing of new real estate development activity and the payment of cash dividends on our common stock.

On May 8, 2024, we completed our offering of $600 million aggregate principal amount of 6.50% senior notes due 2032 at par (the "Notes"). The Notes are unsecured senior obligations of the Company and will be guaranteed by certain of our domestic subsidiaries (other than certain excluded subsidiaries). The net proceeds, together with cash on hand, funded the redemption of all $600 million of our outstanding 6.25% Senior Notes due 2025 at a redemption price equal to 100% of their principal amount and all related fees and expenses. We will pay interest on the Notes on May 15 and November 15 of each year commencing on November 15, 2024. The Notes will mature on May 15, 2032. The Notes are redeemable, in whole or in part, at any time on or after May 15, 2027 at the redemption prices specified in a 2024 Indenture dated as of May 8, 2024 (the "2024 Indenture") plus accrued and unpaid interest. Prior to May 15, 2027, we may redeem some or all of the Notes at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, plus a "make-whole" premium as specified in the 2024 Indenture. In addition, prior to May 15, 2027, we may redeem up to 40% of the aggregate principal amount of the Notes with an amount not to exceed the net cash proceeds from certain equity offerings at the redemption price of 106.50% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest. The Notes are senior unsecured obligations of the Company and rank equally in right of payment with existing and future senior indebtedness of the Company and the guarantors (as defined in the 2024 Indenture).

The 2024 Indenture contains covenants that, among other things, restrict the ability of the Company and the guarantors to incur liens on assets; merge or consolidate with another company or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the Company's assets or engage in Sale and Leaseback Transactions (as defined in the 2024 Indenture). The 2024 Indenture does not contain any financial maintenance covenants. Certain of the covenants will not apply to the Notes so long as the Notes have investment grade ratings from two specified rating agencies and no event of default has occurred and is continuing under the 2024 Indenture. The 2024 Indenture includes customary events of default, including failure to make payment, failure to comply with the obligations set forth in the 2024 Indenture, certain defaults on certain other indebtedness, certain events of bankruptcy, insolvency or reorganization, and invalidity of the guarantees of the Notes issued pursuant to the 2024 Indenture.

Material Cash Requirements

As part of our ongoing operations, we enter into arrangements that obligate us to make future payments under contracts such as debt agreements and construction agreements in conjunction with our resort capital expenditures. Debt obligations, which totaled $2.8 billion as of July 31, 2024, are recognized as liabilities in our Consolidated Balance Sheet. Obligations under construction contracts and other purchase commitments are not recognized as liabilities in our Consolidated Balance Sheet until services and/or goods are received. A summary of our material cash obligations as of July 31, 2024 (excluding obligations presented elsewhere, including Notes to Consolidated Financial Statements) is presented below (in thousands):

		Payments Due by Period			
	Total	Fiscal 2025	2-3 years	4-5 years	More than 5 years
Long-term debt [1]	$ 3,481,028	171,107	912,578	1,007,745	1,389,598
Service contracts	$ 45,577	33,480	11,317	780	—
Purchase obligations and other [2]	$ 591,423	409,398	93,811	3,119	85,095
Total contractual cash obligations	$ 4,118,028	$ 613,985	$ 1,017,706	$ 1,011,644	$ 1,474,693

[1] Long-term debt includes principal payments, fixed-rate interest payments (including payments that are required under interest rate swaps) and estimated variable interest payments utilizing interest rates in effect at July 31, 2024, and assumes all debt outstanding as of July 31, 2024 will be held to maturity. The future annual interest obligations noted herein are estimated only in relation to debt outstanding as of July 31, 2024, and do not reflect interest obligations on potential future debt or refinancing.

Long-term debt also includes $12.8 million of proceeds resulting from real estate transactions accounted for as financing arrangements, which are expected to be recognized on the Company's Statements of Operations in future years as a result of the anticipated resolution of continuing involvement, with no associated cash outflow.

[2] Purchase obligations and other primarily includes amounts which are classified as trade payables ($141.2 million), accrued payroll and benefits ($104.2 million), accrued fees and assessments ($33.9 million), contingent consideration liability ($104.2 million) and accrued taxes (including taxes for uncertain tax positions) ($112.5 million) on our Consolidated Balance Sheet as of July 31, 2024. These amounts also include other commitments for goods and services not yet received, including construction contracts and minimum commitments under season pass alliance agreements, which are not included on our Consolidated Balance Sheet as of July 31, 2024 in accordance with GAAP.

Share Repurchase Program

Our share repurchase program is conducted under authorizations made from time to time by our Board of Directors. On March 9, 2006, our Board of Directors initially authorized the repurchase of up to 3,000,000 shares of Vail Shares and later authorized additional repurchases of up to 3,000,000 additional Vail Shares (July 16, 2008), 1,500,000 Vail Shares (December 4, 2015), and 2,500,000 Vail Shares (March 7, 2023), for a total authorization to repurchase shares of up to 10,000,000 Vail Shares. During Fiscal 2024, we repurchased 721,378 shares (at an average price of $207.93) for a total cost of approximately $150.0 million, excluding accrued excise tax. Since the inception of this stock repurchase program through July 31, 2024, we have repurchased 9,369,680 Vail Shares at a cost of approximately $1,129.4 million. As of July 31, 2024, 630,320 Vail Shares remained available to repurchase under the existing repurchase authorization. On September 25, 2024, the Company's Board of Directors approved an increase in the number of shares authorized to be repurchased under the share repurchase program by an additional 1,100,000 Vail Shares. As a result, 1,730,320 Vail Shares are available to repurchase under the share repurchase program. Vail Shares purchased pursuant to the repurchase program will be held as treasury shares and may be used for the issuance of shares under our share award plan. Repurchases under the program may be made from time to time at prevailing prices as permitted by applicable laws, and subject to market conditions and other factors. The timing, as well as the number of Vail Shares that may be repurchased under the program, will depend on several factors, including our future financial performance, our available cash resources and competing uses for cash that may arise in the future, the restrictions in our Vail Holdings Credit Agreement, prevailing prices of Vail Shares and the number of Vail Shares that become available for sale at prices that we believe are attractive. The share repurchase program has no expiration date.

Dividend Payments

During Fiscal 2024, we paid cash dividends of $8.56 per share ($323.7 million). During Fiscal 2023, we paid cash dividends of $7.94 per share ($314.4 million, including cash dividends paid to Exchangeco shareholders). On September 25, 2024, our Board of Directors approved a cash dividend of $2.22 per share payable on October 24, 2024 to stockholders of record as of October 8, 2024. We expect to fund the dividend with available cash on hand. The amount, if any, of dividends to be paid in the future will depend on our available cash on hand, anticipated cash needs, overall financial condition, restrictions contained in our Vail Holdings Credit Agreement, future prospects for earnings and cash flows, as well as other factors considered relevant by our Board of Directors.

Covenants and Limitations

We must abide by certain restrictive financial covenants under our credit agreements. The most restrictive of those covenants include the following: for the Vail Holdings Credit Agreement, Net Funded Debt to Adjusted EBITDA ratio, Secured Net Funded Debt to Adjusted EBITDA ratio and the Interest Coverage ratio (each as defined in the Vail Holdings Credit Agreement); for the Whistler Credit Agreement, Consolidated Total Leverage Ratio and Consolidated Interest Coverage Ratio (each as defined in the Whistler Credit Agreement); and for the EPR Secured Notes, Maximum Leverage Ratio and Consolidated Fixed Charge Ratio (each as defined in the EPR Agreements). Additionally, the New Regional Policy loan between Andermatt-Sedrun and the Canton of Uri and Canton of Graubünden dated June 24, 2016 includes restrictive covenants requiring certain minimum financial results (as defined in the agreement). In addition, our financing arrangements limit our ability to make certain restricted payments, pay dividends on or redeem or repurchase stock, make certain investments, make certain affiliate transfers and may limit our ability to enter into certain mergers, consolidations or sales of assets and incur certain indebtedness. Our borrowing availability under the Vail Holdings Credit Agreement is primarily determined by the Net Funded Debt to Adjusted EBITDA ratio, which is based on our operating performance, as defined in the Vail Holdings Credit Agreement. Our borrowing availability under the Whistler Credit Agreement is primarily determined by the Consolidated Total Leverage Ratio, which is based on the operating performance of the loan parties, as defined in the Whistler Credit Agreement.

We were in compliance with all restrictive financial covenants in our debt instruments as of July 31, 2024. We expect that we will continue to meet all applicable financial maintenance covenants in effect in our credit agreements throughout the year ending July 31, 2025; however, there can be no assurance that we will continue to meet such financial covenants. If such covenants are not met, we would be required to seek a waiver or amendment from the banks participating in our credit agreements. There can be no assurance that such waiver or amendment would be granted, which could have a material adverse impact on our liquidity.

Off Balance Sheet Arrangements

We do not have off balance sheet transactions that are expected to have a material effect on our financial condition, revenue, expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies

The preparation of Consolidated Financial Statements in conformity with GAAP requires us to select accounting policies and to make judgments and estimates affecting the application of those accounting policies. In applying our accounting policies, different business conditions or the use of different assumptions may result in materially different amounts reported in the Consolidated Financial Statements.

We have identified the most critical accounting policies which were determined by considering accounting policies that involve the most complex or subjective decisions or assessments. We also have other policies considered key accounting policies; however, these policies do not meet the definition of critical accounting policies because they do not generally require us to make estimates or judgments that are complex or subjective. We have reviewed these critical accounting policies and related disclosures with our Audit Committee of the Board of Directors.

Goodwill and Intangible Assets

Description

The carrying value of goodwill and indefinite-lived intangible assets are evaluated for possible impairment on an annual basis or between annual tests if an event occurs or circumstances change that would more likely than not reduce the estimated fair value of a reporting unit or indefinite-lived intangible asset below its carrying value. Definite-lived intangible assets are evaluated for impairment only when there is evidence that events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.

Judgments and Uncertainties

Application of the goodwill and indefinite-lived intangible asset impairment test requires judgment, including the identification of reporting units, determination of the type of impairment test that should be performed, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units and determination of the estimated fair value of reporting units and indefinite-lived intangible assets. We have the option to first perform a qualitative analysis to determine whether it is more likely than not that the fair value of a reporting unit or indefinite-lived intangible asset exceeds the carrying amount. If it is determined, based on qualitative factors, that the fair value of the reporting unit or indefinite-lived intangible asset is more likely than not less than its carrying amount, or if significant changes to macro-economic factors related to the reporting unit or intangible asset have occurred that could materially impact the estimated fair value since the previous quantitative analysis was performed, a quantitative impairment test may be required. The quantitative test includes determination of the estimated fair value of our reporting units using a discounted cash flow analysis and determination of the estimated fair value of indefinite-lived intangible assets primarily using the income approach based upon estimated future revenue streams. These analyses require significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, available industry/market data (to the extent available), estimation of the long-term rate of growth for our business including expectations and assumptions regarding the impact of general economic conditions on our business, estimation of terminal value, determination of the respective weighted average cost of capital and market participant assumptions. Changes in these estimates and assumptions could materially affect the determination of estimated fair value and the amount of any potential impairment for each reporting unit or indefinite-lived intangible asset.

Effect if Actual Results Differ From Assumptions

Goodwill and indefinite-lived intangible assets are tested for impairment at least annually as of May 1. If the net carrying value of the reporting units or assets exceed their estimated fair value, an impairment will be recognized in an amount equal to that excess; otherwise, no impairment loss is recognized. During Fiscal 2024, we performed qualitative analyses of our reporting units and indefinite-lived intangible assets and determined that the estimated fair value of all material reporting units and indefinite-lived intangible assets exceeded their respective carrying values.

Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions and factors. As a result, there can be no assurance that the estimates and assumptions made for purposes of the annual goodwill or indefinite-lived asset impairment tests are accurate. Examples of events or circumstances that could reasonably be expected to negatively affect the underlying key assumptions and ultimately impact the estimated fair value of our reporting units may include such items as: (1) prolonged adverse weather conditions resulting in a sustained decline in guest visitation; (2) a prolonged weakness in the general economic conditions in which guest visitation and spending is adversely impacted; and (3) volatility in the equity and debt markets which could result in a higher discount rate.

While we believe that our estimates and judgments are reasonable and while historical quantitative tests concluded that the estimated fair values of our reporting units and indefinite-lived assets that are in excess of carrying values, if our assumptions are not realized, it is possible that an impairment charge may need to be recorded in the future. However, it is not possible at this time to determine if an impairment charge would result or if such a charge would be material. As of July 31, 2024, we had $1,678.0 million of goodwill and $252.2 million of indefinite-lived intangible assets recorded on our Consolidated Balance Sheet. There can be no assurance that the estimates and assumptions made for purposes of the annual goodwill and indefinite-lived intangible asset impairment tests will prove to be an accurate prediction of the future.

Tax Contingencies

Description

We must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits and deductions and in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes, as well as the interest and penalties relating to uncertain tax positions. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the largest tax benefit that is cumulatively greater than 50% likely of being reversed upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as this requires us to determine the probability of various possible outcomes. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, interpretation of tax law, effectively settled issues under audit and new audit activity. A significant amount of time may pass before a particular matter, for which we may have established a reserve, is audited and fully resolved.

Judgments and Uncertainties

The estimates of our tax contingencies reserve contain uncertainty because management must use judgment to estimate the potential exposure associated with our various filing positions.

Effect if Actual Results Differ From Assumptions

We believe the estimates and judgments we have made related to tax contingencies are reasonable and we have adequate reserves for uncertain tax positions. Our reserves for uncertain tax positions, including any income tax related interest and penalties, are $57.1 million as of July 31, 2024. This reserve solely relates to the treatment of the Canyons lease payments obligation as payments of debt obligations and that the tax basis in Canyons goodwill is deductible. Actual results could differ and we may be exposed to increases or decreases in those reserves and tax provisions that could be material.

An unfavorable tax settlement could require the use of cash and could possibly result in increased tax expense and effective tax rate and/or adjustments to our deferred tax assets and deferred tax liabilities in the year of resolution. A favorable tax settlement could possibly result in a reduction in our tax expense, effective tax rate, income taxes payable, other long-term liabilities and/or adjustments to our deferred tax assets and deferred tax liabilities in the year of settlement or in future years.

Depreciable Lives of Assets

Description

Mountain and lodging operational assets, furniture and fixtures, computer equipment, software, vehicles and leasehold improvements are primarily depreciated using the straight-line method over the estimated useful life of the asset. Assets may become obsolete or require replacement before the end of their useful life in which the remaining book value would be written-off or we could incur costs to remove or dispose of assets no longer in use.

Judgments and Uncertainties

The estimates of our useful lives of the assets contain uncertainty because management must use judgment to estimate the useful life of the asset.

Effect if Actual Results Differ From Assumptions

Although we believe the estimates and judgments discussed herein are reasonable, actual results could differ, and we may be exposed to increased expense related to depreciable assets disposed of, removed or taken out of service prior to its originally estimated useful life, which may be material. A 10% decrease in the estimated useful lives of depreciable assets would have increased depreciation expense by approximately $30.3 million for Fiscal 2024.

Business Combinations

Description

A component of our growth strategy has been to acquire and integrate businesses that complement our existing operations. We account for business combinations in accordance with the guidance for business combinations and related literature. Accordingly, we allocate the purchase price of acquired businesses to the identifiable tangible and intangible assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. The difference between the purchase price and the estimated fair value of assets acquired and liabilities assumed is recorded as goodwill. In determining the estimated fair values of assets acquired and liabilities assumed in a business combination, we use various recognized valuation methods including present value modeling and referenced market values (where available). Valuations are performed by management or independent valuation specialists under management's supervision, where appropriate.

Judgments and Uncertainties

Accounting for business combinations requires our management to make significant estimates and assumptions, especially at the acquisition date, including our estimates for intangible assets, contractual obligations assumed and contingent consideration, where applicable. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Examples of critical estimates in valuing certain of the intangible assets we have acquired include, but are not limited to: determination of weighted average cost of capital, market participant assumptions, royalty rates, terminal multiples and estimates of future cash flows to be generated by the acquired assets. In addition to the estimates and assumptions applied to valuing intangible assets acquired, the determination of the estimated fair value of contingent consideration, including estimating the likelihood and timing of achieving the relevant thresholds for contingent consideration payments, requires the use of subjective judgments. We estimate the fair value of the Park City contingent consideration payments using an option pricing valuation model which incorporates, among other factors, projected achievement of specified financial performance measures, discount rates and volatility for the respective business.

Effect if Actual Results Differ From Assumptions

We believe that the estimated fair values assigned to the assets acquired and liabilities assumed are based on reasonable assumptions that a marketplace participant would use. While we use our best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we may record adjustments, which could be significant, to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the estimated fair values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments would be recorded on our Consolidated Statements of Operations.

We recognize the fair value of contingent consideration, if any, at the date of acquisition as part of the consideration transferred to acquire a business. The liability associated with contingent consideration is remeasured to fair value at each reporting period subsequent to the date of acquisition taking into consideration changes in financial projections and long-term growth rates, among other factors, that may impact the timing and amount of contingent consideration payments until the term of the agreement has expired or the contingency is resolved. Increases in the fair value of contingent consideration are recorded as losses on our Consolidated Statements of Operations, while decreases in fair value are recorded as gains.

New Accounting Standards

Refer to the Summary of Significant Accounting Policies within the Notes to Consolidated Financial Statements for a discussion of new accounting standards.

Seasonality and Quarterly Results

Our mountain and lodging operations are seasonal in nature, with a typical peak operating season in North America and Europe generally beginning in mid-December and running through mid-April. In particular, revenue and profits for our North American and European mountain and most of our lodging operations are substantially lower and historically result in losses from late spring to late fall. Conversely, peak operating seasons for our NPS concessioner properties, our mountain resort golf courses and our Australian resorts' ski season generally occur during the North American summer months, and these operations typically incur operating losses during the North American and European winter months. Revenue and profits generated by NPS concessioner properties' summer operations, golf operations and Australian resorts' ski operations are not sufficient to fully offset our off-season losses from our North American and European mountain and other lodging operations. During Fiscal 2024, approximately 82% of total combined Mountain and Lodging segment net revenue (excluding Lodging segment revenue associated with reimbursement of payroll costs) was earned during the second and third fiscal quarters. Therefore, the operating results for any three-month period are not necessarily indicative of the results that may be achieved for any subsequent quarter or for a full year (see Notes to Consolidated Financial Statements).

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Risk. Our exposure to market risk is limited primarily to the fluctuating interest rates associated with variable rate indebtedness. At July 31, 2024, we had approximately $0.6 billion of net variable rate indebtedness (after taking into consideration $400.0 million in interest rate swaps which converts variable-rate debt to fixed-rate debt, which expired on September 23, 2024), representing approximately 22% of our total debt outstanding, at an average interest rate during Fiscal 2024 of approximately 6.9%. Based on variable-rate borrowings outstanding as of July 31, 2024, a 100-basis point (or 1.0%) change in our borrowing rates would result in our annual interest payments changing by $6.1 million. Our market risk exposure fluctuates based on changes in underlying interest rates, as well as our potential entry into future interest rate hedging instruments or expiration of existing interest rate hedging agreements.

Foreign Currency Exchange Rate Risk. We are exposed to currency translation risk because the results of our international entities are reported in local currency, which we then translate to U.S. dollars for inclusion in our Consolidated Financial Statements. As a result, changes between the foreign exchange rates, in particular the Canadian dollar, Australian dollar and Swiss franc compared to the U.S. dollar, affect the amounts we record for our foreign assets, liabilities, revenues and expenses, and could have a negative effect on our financial results. Additionally, we have foreign currency transaction exposure from an intercompany loan to Whistler Blackcomb that is not deemed to be permanently invested, which has and could materially change due to fluctuations in the Canadian dollar exchange rate. The results of Whistler Blackcomb are reported in Canadian dollars; the results of our Australian resorts are reported in Australian dollars; and the results of our Swiss resorts are reported in Swiss francs, each of which we then translate to U.S. dollars for inclusion in our Consolidated Financial Statements. We do not currently enter into hedging arrangements to minimize the impact of foreign currency fluctuations on our operations.

The following table summarizes the amounts of foreign currency translation adjustments, representing losses, and foreign currency loss on intercompany loans recognized in comprehensive income (in thousands):

	Year ended July 31,		
	2024	**2023**	**2022**
Foreign currency translation adjustments	$ (67,384)	$ (25,439)	$ (46,493)
Foreign currency loss on intercompany loans	$ (4,140)	$ (2,907)	$ (2,682)

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Vail Resorts, Inc.

Consolidated Financial Statements for the Years Ended July 31, 2024, 2023 and 2022

Management's Report on Internal Control Over Financial Reporting	64
Report of Independent Registered Public Accounting Firm (PCAOB ID 238)	65
Consolidated Financial Statements	
Consolidated Balance Sheets	67
Consolidated Statements of Operations	68
Consolidated Statements of Comprehensive Income	69
Consolidated Statements of Stockholders' Equity	70
Consolidated Statements of Cash Flows	71
Notes to Consolidated Financial Statements	72

Management's Report on Internal Control over Financial Reporting

Management of Vail Resorts, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of July 31, 2024. In making this assessment, management used the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this assessment, management concluded that, as of July 31, 2024, the Company's internal control over financial reporting was effective. Management's evaluation and conclusion on the effectiveness of internal control over financial reporting as of July 31, 2024 excluded certain elements of internal controls of Crans-Montana Mountain Resort ("Crans-Montana," acquired May 2, 2024) due to the timing of this acquisition. Those elements of the acquired resort's internal controls over financial reporting that have been excluded represent approximately 0.4% of total consolidated assets and approximately 0.1% of total consolidated net revenues of the Company as of and for the year ended July 31, 2024.

The Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of July 31, 2024, as stated in the Report of Independent Registered Public Accounting Firm on the following page.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders
of Vail Resorts, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Vail Resorts, Inc. and its subsidiaries (the "Company") as of July 31, 2024 and 2023, and the related consolidated statements of operations, of comprehensive income, of stockholders' equity and of cash flows for each of the three years in the period ended July 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of July 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of July 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended July 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management's Report on Internal Control over Financial Reporting, management has excluded Crans-Montana Mountain Resort from its assessment of internal control over financial reporting as of July 31, 2024 because it was acquired by the Company in a purchase business combination during the year ended July 31, 2024. We have also excluded Crans-Montana from our audit of internal control over financial reporting. Crans-Montana is a subsidiary whose total assets and total revenues excluded from management's assessment and our audit of internal control over financial reporting represent 0.4% and less than 0.1%, respectively, of the related consolidated financial statement amounts as of and for the year ended July 31, 2024.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fair Value Measurement of the Contingent Consideration

As described in Note 9 to the consolidated financial statements, the Company has established a liability of $104.2 million as of July 31, 2024 for additional amounts that management believes are likely to be paid to the previous owner of Park City (the "Contingent Consideration"). The Company remeasures the Contingent Consideration to fair value at each reporting date until the contingency is resolved. The estimated fair value of Contingent Consideration includes the future period resort operations of Park City in the calculation of EBITDA on which participating contingent payments are made, which is determined on the basis of estimated subsequent year performance, escalated by an assumed annual growth factor and discounted to net present value. Fair value is estimated using an option pricing valuation model. As described by management, significant assumptions in determining the fair value under this model included future period Park City EBITDA, discount rate and volatility.

The principal considerations for our determination that performing procedures relating to the fair value measurement of the Contingent Consideration is a critical audit matter are (i) the significant judgment by management when developing the fair value measurement, which in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management's significant assumptions for the future period Park City EBITDA, discount rate, and volatility; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's fair value measurement of the Contingent Consideration including controls over the Company's significant assumptions. The procedures also included, among others, testing management's process for developing the fair value measurement and evaluating the significant assumptions used by management, related to the future period Park City EBITDA, discount rate, and volatility. Evaluating management's assumptions related to the future period Park City EBITDA, discount rate, and volatility involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past period EBITDA performance of Park City; (ii) the consistency with external market data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company's discount rate and volatility assumptions.

/s/ PricewaterhouseCoopers LLP
Denver, Colorado
September 26, 2024

We have served as the Company's auditor since 2002.

Vail Resorts, Inc.
Consolidated Balance Sheets
(In thousands, except per share amounts)

		July 31,	
		2024	**2023**
Assets			
Current assets:			
Cash and cash equivalents	$	322,827 $	562,975
Restricted cash		14,236	10,118
Trade receivables, net of allowances		375,752	381,067
Inventories, net of reserves		118,988	132,548
Other current assets		79,558	121,403
Total current assets		911,361	1,208,111
Property, plant and equipment, net (Note 8)		2,422,635	2,371,557
Real estate held for sale or investment		86,548	90,207
Goodwill, net (Note 8)		1,677,975	1,720,344
Intangible assets, net (Note 8)		302,535	309,345
Operating right-of-use assets (Note 4)		256,627	192,289
Other assets		40,756	55,901
Total assets	$	5,698,437 $	5,947,754
Liabilities and Stockholders' Equity			
Current liabilities:			
Accounts payable and accrued liabilities (Note 8)	$	1,000,798 $	978,021
Income taxes payable		55,358	83,514
Long-term debt due within one year (Note 6)		57,153	69,160
Total current liabilities		1,113,309	1,130,695
Long-term debt, net (Note 6)		2,721,597	2,750,675
Operating lease liabilities (Note 4)		233,465	168,326
Other long-term liabilities		311,768	286,261
Deferred income taxes, net (Note 10)		279,815	276,137
Total liabilities		4,659,954	4,612,094
Commitments and contingencies (Note 11)			
Stockholders' equity:			
Preferred stock, $0.01 par value, 25,000 shares authorized, no shares issued and outstanding		—	—
Common stock, $0.01 par value, 100,000 shares authorized and 46,855 and 46,798 shares issued, respectively		469	468
Additional paid-in capital		1,145,610	1,124,433
Accumulated other comprehensive loss		(67,288)	(10,358)
Retained earnings		780,431	873,710
Treasury stock, at cost; 9,370 and 8,648 shares, respectively (Note 13)		(1,135,685)	(984,306)
Total Vail Resorts, Inc. stockholders' equity		723,537	1,003,947
Noncontrolling interests		314,946	331,713
Total stockholders' equity		1,038,483	1,335,660
Total liabilities and stockholders' equity	$	5,698,437 $	5,947,754

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Vail Resorts, Inc.
Consolidated Statements of Operations
(In thousands, except per share amounts)

		Year Ended July 31,		
		2024	2023	2022
Net revenue:				
Mountain and Lodging services and other	$	2,388,227 $	2,372,175 $	2,116,547
Mountain and Lodging retail and dining		492,260	509,124	408,657
Resort net revenue		2,880,487	2,881,299	2,525,204
Real Estate		4,704	8,065	708
Total net revenue		2,885,191	2,889,364	2,525,912
Operating expense (exclusive of depreciation and amortization shown separately below):				
Mountain and Lodging operating expense		1,458,369	1,454,324	1,180,963
Mountain and Lodging retail and dining cost of products sold		188,054	203,278	162,414
General and administrative		410,027	389,465	347,493
Resort operating expense		2,056,450	2,047,067	1,690,870
Real Estate		9,514	10,635	5,911
Total segment operating expense		2,065,964	2,057,702	1,696,781
Other operating (expense) income:				
Depreciation and amortization		(276,493)	(268,501)	(252,391)
Gain on sale of real property		6,285	842	1,276
Change in estimated fair value of contingent consideration (Note 9)		(47,957)	(49,836)	(20,280)
(Loss) gain on disposal of fixed assets and other, net		(9,633)	(9,070)	43,992
Income from operations		491,429	505,097	601,728
Interest expense, net		(161,839)	(153,022)	(148,183)
Mountain equity investment income, net		1,053	605	2,580
Investment income and other, net		18,592	23,744	3,718
Foreign currency loss on intercompany loans (Note 6)		(4,140)	(2,907)	(2,682)
Income before provision for income taxes		345,095	373,517	457,161
Provision for income taxes (Note 10)		(98,816)	(88,414)	(88,824)
Net income		246,279	285,103	368,337
Net income attributable to noncontrolling interests		(15,874)	(16,955)	(20,414)
Net income attributable to Vail Resorts, Inc.	$	230,405 $	268,148 $	347,923
Per share amounts (Note 5):				
Basic net income per share attributable to Vail Resorts, Inc.	$	6.08 $	6.76 $	8.60
Diluted net income per share attributable to Vail Resorts, Inc.	$	6.07 $	6.74 $	8.55
Cash dividends declared per share	$	8.56 $	7.94 $	5.58

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Vail Resorts, Inc.
Consolidated Statements of Comprehensive Income
(In thousands)

		Year Ended July 31,			
		2024		**2023**	**2022**
Net income	$	246,279	$ 285,103	$	368,337
Foreign currency translation adjustments		(67,384)	(25,439)		(46,493)
Change in estimated fair value of hedging instruments, net of tax		(11,149)	3,691		18,906
Comprehensive income		167,746	263,355		340,750
Comprehensive loss (income) attributable to noncontrolling interests		5,729	(16,488)		(9,703)
Comprehensive income attributable to Vail Resorts, Inc.	$	173,475	$ 246,867	$	331,047

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Vail Resorts, Inc.
Consolidated Statements of Stockholders' Equity
(In thousands, except share amounts)

	Common Stock	Additional Paid in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total Vail Resorts, Inc. Stockholders' Equity	Noncontrolling Interests	Total Stockholders' Equity
Vail Resorts								
Balance, July 31, 2021	$ 466	$ 1,196,993	$ 27,799	$ 773,752	$ (404,411)	$ 1,594,599	$ 234,469	$ 1,829,068
Comprehensive income:								
Net income	—	—	—	347,923	—	347,923	20,414	368,337
Foreign currency translation adjustments	—	—	(35,782)	—	—	(35,782)	(10,711)	(46,493)
Change in estimated fair value of hedging instruments, net of tax	—	—	18,906	—	—	18,906	—	18,906
Total comprehensive income						331,047	9,703	340,750
Stock-based compensation expense (Note 14)	—	24,885	—	—	—	24,885	—	24,885
Issuance of shares under share award plan, net of shares withheld for employee taxes (Note 14)	1	(37,301)	—	—	—	(37,300)	—	(37,300)
Repurchases of common stock (Note 13)	—	—	—	—	(75,006)	(75,006)	—	(75,006)
Dividends (Note 5)	—	—	—	(225,786)	—	(225,786)	—	(225,786)
Distributions to noncontrolling interests, net	—	—	—	—	—	—	(9,127)	(9,127)
Balance, July 31, 2022	467	1,184,577	10,923	895,889	(479,417)	1,612,439	235,045	1,847,484
Comprehensive income:								
Net income	—	—	—	268,148	—	268,148	16,955	285,103
Foreign currency translation adjustments	—	—	(24,972)	—	—	(24,972)	(467)	(25,439)
Change in estimated fair value of hedging instruments, net of tax	—	—	3,691	—	—	3,691	—	3,691
Total comprehensive income						246,867	16,488	263,355
Cumulative effect of adoption of ASU 2020-06 (Note 6)	—	(80,066)	—	24,023	—	(56,043)	—	(56,043)
Stock-based compensation expense (Note 14)	—	25,409	—	—	—	25,409	—	25,409
Issuance of shares under share award plan, net of shares withheld for employee taxes (Note 14)	1	(5,487)	—	—	—	(5,486)	—	(5,486)
Repurchases of common stock (Note 13)	—	—	—	—	(504,889)	(504,889)	—	(504,889)
Dividends (Note 5)	—	—	—	(314,350)	—	(314,350)	—	(314,350)
Estimated acquisition date fair value of noncontrolling interests (Note 7)	—	—	—	—	—	—	91,524	91,524
Distributions to noncontrolling interests, net	—	—	—	—	—	—	(11,344)	(11,344)
Balance, July 31, 2023	468	1,124,433	(10,358)	873,710	(984,306)	1,003,947	331,713	1,335,660
Comprehensive income (loss):								
Net income	—	—	—	230,405	—	230,405	15,874	246,279
Foreign currency translation adjustments	—	—	(45,781)	—	—	(45,781)	(21,603)	(67,384)
Change in estimated fair value of hedging instruments, net of tax	—	—	(11,149)	—	—	(11,149)	—	(11,149)
Total comprehensive income (loss)						173,475	(5,729)	167,746
Stock-based compensation expense (Note 14)	—	26,803	—	—	—	26,803	—	26,803
Issuance of shares under share award plan, net of shares withheld for employee taxes (Note 14)	1	(5,626)	—	—	—	(5,625)	—	(5,625)
Repurchases of common stock (Note 13)	—	—	—	—	(151,379)	(151,379)	—	(151,379)
Dividends (Note 5)	—	—	—	(323,684)	—	(323,684)	—	(323,684)
Estimated acquisition date fair value of noncontrolling interests (Note 7)	—	—	—	—	—	—	14,084	14,084
Distributions to noncontrolling interests, net	—	—	—	—	—	—	(25,122)	(25,122)
Balance, July 31, 2024	$ 469	$ 1,145,610	$ (67,288)	$ 780,431	$ (1,135,685)	$ 723,537	$ 314,946	$ 1,038,483

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Vail Resorts, Inc.
Consolidated Statements of Cash Flows
(In thousands)

		Year Ended July 31,	
	2024	**2023**	**2022**
Cash flows from operating activities:			
Net income	$ 246,279	$ 285,103	$ 368,337
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	276,493	268,501	252,391
Stock-based compensation expense	26,803	25,409	24,885
Deferred income taxes, net	12,095	24,065	(9,390)
Loss (gain) on disposal of fixed assets and other, net	9,633	9,070	(43,992)
Change in estimated fair value of contingent consideration	47,957	49,836	20,280
Other non-cash (income) expense, net	(7,754)	(4,687)	3,510
Changes in assets and liabilities, net of effects of acquisitions:			
Trade receivables, net	12,887	4,248	(39,010)
Inventories, net	13,190	(23,418)	(28,048)
Accounts payable and accrued liabilities	9,369	(7,509)	41,078
Deferred revenue	2,647	60,268	48,973
Income taxes payable	(42,794)	(32,270)	81,307
Other assets and liabilities, net	(20,031)	(19,053)	(9,822)
Net cash provided by operating activities	586,774	639,563	710,499
Cash flows from investing activities:			
Capital expenditures	(211,197)	(314,912)	(192,817)
Acquisition of businesses, net of cash acquired	(94,356)	(38,567)	(116,337)
Deposit returned (paid) for acquisition of business	—	114,506	(114,414)
Investments in short-term deposits	—	(86,756)	—
Maturity of short-term deposits	57,647	37,978	—
Cash received from disposal of fixed assets	337	5,674	66,264
Other investing activities, net	6,500	8,910	9,387
Net cash used in investing activities	(241,069)	(273,167)	(347,917)
Cash flows from financing activities:			
Proceeds from borrowings under 6.50% Notes	600,000	—	—
Repayments of borrowings under Vail Holdings Credit Agreement	(55,859)	(62,500)	(62,500)
Repayments of borrowings under 6.25% Notes	(600,000)	—	—
Repayments of borrowings under Whistler Credit Agreement	—	(11,389)	(32,633)
Repayment of EB-5 Development Notes	—	—	(51,500)
Employee taxes paid for share award exercises	(5,625)	(5,486)	(37,300)
Repurchases of common stock	(150,000)	(500,000)	(75,006)
Dividends paid	(323,684)	(314,350)	(225,786)
Other financing activities, net	(39,620)	(21,983)	(8,411)
Net cash used in financing activities	(574,788)	(915,708)	(493,136)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(6,947)	(3,702)	(1,913)
Net decrease in cash, cash equivalents and restricted cash	(236,030)	(553,014)	(132,467)
Cash, cash equivalents and restricted cash:			
Beginning of period	$ 573,093	$ 1,126,107	$ 1,258,574
End of period	$ 337,063	$ 573,093	$ 1,126,107
Cash paid for interest	$ 146,559	$ 140,599	$ 114,074
Taxes paid, net	$ 129,350	$ 94,342	$ 19,692
Non-cash investing activities:			
Accrued capital expenditures	$ 24,872	$ 23,210	$ 30,556

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1. Organization and Business

Vail Resorts, Inc. (“Vail Resorts”) is organized as a holding company and operates through various subsidiaries. Vail Resorts and its subsidiaries (collectively, the “Company”) operate in three reportable segments: Mountain, Lodging and Real Estate. The Company refers to “Resort” as the combination of the Mountain and Lodging segments.

In the Mountain segment, the Company operates the following 42 destination mountain resorts and regional ski areas, (collectively, “Resorts”):


PACIFIC NW
WHISTLER BLACKCOMB*
STEVENS PASS
TAHOE
NORTHSTAR*
HEAVENLY*
KIRKWOOD*
ROCKIES
PARK CITY*
CRESTED BUTTE*
BEAVER CREEK*
VAIL*
BRECKENRIDGE*
KEYSTONE*
AUSTRALIA
PERISHER
FALLS CREEK
HOTHAM
NORTHEAST
STOWE
ATTITASH
WILDCAT
MOUNT SUNAPEE
CROTCHED MOUNTAIN
OKEMO
MOUNT SNOW
HUNTER MOUNTAIN
MID-ATLANTIC
JACK FROST
BIG BOULDER
ROUNDTOP
LIBERTY MOUNTAIN
WHITETAIL
LAUREL MOUNTAIN
HIDDEN VALLEY
SEVEN SPRINGS MOUNTAIN
MIDWEST
ALPINE VALLEY
BRANDY WINE
BOSTON MILLS
MAD RIVER MOUNTAIN
MT. BRIGHTON
PAOLI PEAKS
WILMOT
HIDDEN VALLEY
AFTON ALPS
SNOW CREEK
SWITZERLAND
ANDERMATT-SEDRUN*
CRANS MONTANA*
PARK CITY
NORTHSTAR CALIFORNIA
Heavenly
VAIL
Beaver Creek
KEYSTONE
BRECK
OKEMO
SEVEN SPRINGS
mount snow
HOTHAM
CRANS MONTANA
ANDERMATT SEDRUN

**Denotes a destination mountain resort, which generally receives a meaningful portion of skier visits from long-distance travelers, as opposed to the Company’s regional ski areas, which tend to generate skier visits predominantly from their respective local markets.*

Additionally, the Mountain segment includes ancillary services, primarily including ski school, dining and retail/rental operations, and for the Company’s Australian ski areas, including lodging and transportation operations. Several of the resorts located in the United States (“U.S.”) operate primarily on federal land under the terms of Special Use Permits granted by the U.S. Department of Agriculture Forest Service. The operations of Whistler Blackcomb are conducted on land owned by the government of the Province of British Columbia, Canada within the traditional territory of the Squamish and Lil’wat Nations. The operations of the Company’s Australian ski areas are conducted pursuant to long-term leases and licenses on land owned by the governments of New South Wales and Victoria, Australia. A portion of the operations of Andermatt-Sedrun are conducted on land owned by the Swiss Confederation, for which operations are conducted under leasehold agreements and pursuant to a personal easement on land owned by the municipality of Tujetsch. Portions of the Crans-Montana resort operations are conducted on land owned third parties, including local municipalities, via numerous registered easements, building rights (which may be subject to federal concessions), or other agreements. Okemo, Mount Sunapee and Stowe operate on land leased from the respective states in which the resorts are located and on land owned by the Company.

In the Lodging segment, the Company owns and/or manages a collection of luxury hotels and condominiums under its RockResorts brand; other strategic lodging properties and a large number of condominiums located in proximity to the Company’s North American mountain resorts; National Park Service (“NPS”) concessioner properties including the Grand Teton Lodge Company, which operates destination resorts in Grand Teton National Park; a Colorado resort ground transportation company and mountain resort golf courses.

The Company’s Real Estate segment primarily owns, develops and sells real estate in and around the Company’s resort communities.

The Company’s mountain business and its lodging properties at or around the Company’s mountain resorts are seasonal in nature, and typically experience their peak operating seasons primarily from mid-December through mid-April in North

America and Europe. The peak operating season at the Company's Australian resorts, NPS concessioner properties and golf courses generally occurs from June to early October.

2. Summary of Significant Accounting Policies

Principles of Consolidation — The accompanying Consolidated Financial Statements include the accounts of the Company and its consolidated subsidiaries for which the Company has a controlling financial interest. Investments in which the Company does not have a controlling financial interest, but has significant influence, are accounted for under the equity method. All significant intercompany transactions have been eliminated in consolidation.

Cash and Cash Equivalents — The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Accounts Receivable — The Company records trade accounts receivable in the normal course of business related to the sale of products or services. The allowance for doubtful accounts is based on a specific reserve analysis and on a percentage of accounts receivable and takes into consideration such factors as historical write-offs, the economic climate and other factors that could affect collectability. Write-offs are evaluated on a case by case basis.

Inventories — The Company's inventories consist primarily of purchased retail goods, food and beverage items and spare parts. Inventories are stated at the lower of cost or net realizable value, determined using primarily an average weighted cost method. The Company records a reserve for estimated shrinkage and obsolete or unusable inventory.

Property, Plant and Equipment — Property, plant and equipment is carried at cost net of accumulated depreciation. Costs of repairs and maintenance are expensed as incurred. Expenditures that improve the functionality of the related asset or extend the useful life are capitalized. When property, plant and equipment is retired or otherwise disposed of, the related gain or loss is included in income from operations. Leasehold improvements are amortized on the straight-line method over the shorter of the remaining lease term or estimated useful life of the asset. Depreciation is calculated on the straight-line method, including property, plant and equipment under finance leases, generally based on the following useful lives:

	Estimated Life in Years
Land improvements	10-35
Buildings and building improvements	7-30
Machinery and equipment	2-30
Furniture and fixtures	3-10
Software	3
Vehicles	3-10

Real Estate Held for Sale or Investment — The Company capitalizes as real estate held for sale or investment the original land acquisition cost, direct construction and development costs, property taxes, interest paid and other related costs related to real estate under development. Sales and marketing expenses are charged against income in the period incurred.

Deferred Financing Costs — Certain costs incurred with the issuance of debt and debt securities are capitalized and included as a reduction in the net carrying value of long-term debt, net of accumulated amortization, with the exception of costs incurred related to line-of-credit arrangements, which are included in deferred charges and other assets, net of accumulated amortization. Amortization of such deferred financing costs are recorded to interest expense, net on the Company's Consolidated Statements of Operations over the respective term of the applicable debt instruments. When debt is extinguished prior to its maturity date, the amortization of the remaining unamortized deferred financing costs, or pro-rata portion thereof, is charged to loss on extinguishment of debt.

Goodwill and Intangible Assets — The Company has classified as goodwill the cost in excess of estimated fair value of the net assets of businesses acquired in purchase transactions. The Company's major intangible asset classes are trademarks, water rights, customer lists, property management contracts and Forest Service permits. Goodwill and various indefinite-lived intangible assets, including certain trademarks, water rights and certain property management contracts, are not amortized but are subject to at least annual impairment testing. The Company tests these non-amortizing assets annually (or more often, if necessary) for impairment as of May 1. Definite-lived intangible assets are amortized over the shorter of their contractual terms or estimated useful lives.

For the testing of goodwill and other indefinite-lived intangible assets for impairment, the Company may perform a qualitative analysis to determine whether it is more likely than not that the fair value of a reporting unit or indefinite-lived intangible asset exceeds the carrying amount, which includes an evaluation as to whether there have been significant changes to macro-economic factors related to the reporting unit or intangible asset that could materially impact fair value. If it is determined, based on qualitative factors, that the fair value of the reporting unit or indefinite-lived intangible asset is more likely than not less than carrying amount, or if significant changes to macro-economic factors related to the reporting unit or intangible asset have occurred that could materially impact estimated fair values since the previous quantitative analysis was performed, a quantitative impairment test would be required, in which the Company would determine the estimated fair value of its reporting units using discounted cash flow analyses and determine the estimated fair value of its indefinite-lived intangible assets using an income approach. The quantitative test for impairment consists of a comparison of the estimated fair value of the assets with their respective net carrying values. If the net carrying amount of the assets exceed their respective estimated fair values, an impairment loss would be recognized for indefinite-lived intangibles, including goodwill, in an amount equal to that excess. If the net carrying amount of the assets does not exceed their respective estimated fair values, no impairment loss is recognized. The Company determined that there were no impairments of goodwill or definite and indefinite-lived assets for the years ended July 31, 2024, 2023 and 2022.

Long-Lived Assets — The Company evaluates potential impairment of long-lived assets and long-lived assets to be disposed of whenever events or changes in circumstances indicate that the net carrying amount of an asset group may not be fully recoverable. If the sum of the expected cash flows, on an undiscounted basis, is less than the net carrying amount of the asset group, an impairment loss is recognized in the amount by which the net carrying amount of the asset group exceeds its estimated fair value. The Company determined that there were no impairments of long-lived assets for the years ended July 31, 2024, 2023 and 2022.

Revenue Recognition — The Company's significant accounting policies with regard to revenue recognition are discussed in Note 3, Revenues.

Real Estate Cost of Sales — Costs of real estate transactions include direct project costs, common cost allocations (primarily determined on relative sales value) and sales commission expense. The Company utilizes the relative sales value method to determine cost of sales for condominium units sold within a project when specific identification of costs cannot be reasonably determined.

Foreign Currency Translation — The functional currency of the Company's entities operating outside of the United States is the principal currency of the economic environment in which the entity primarily generates and expends cash, which is generally the local currency. The assets and liabilities of these foreign operations are translated at the exchange rate in effect as of the balance sheet dates. Income and expense items are translated using the average exchange rate for the period. Translation adjustments from currency exchange, including intercompany transactions of a long-term nature, are recorded in accumulated other comprehensive (loss) income as a separate component of stockholders' equity. Intercompany transactions that are not of a long-term nature are reported as gains and losses within "segment operating expense" and for intercompany loans within "foreign currency loss on intercompany loans" on the Company's Consolidated Statements of Operations.

Reserve Estimates — The Company uses estimates to record reserves for certain liabilities, including medical claims, workers' compensation claims, third-party loss contingencies and property taxes, among other items. The Company estimates the probable costs related to these liabilities that will be incurred and records that amount as a liability in its Consolidated Financial Statements. Additionally, the Company records, as applicable, receivables related to insurance recoveries for loss contingencies if deemed probable of recovery. These estimates are reviewed and adjusted as the facts and circumstances change. The Company records legal costs related to defending claims as they are incurred.

Advertising Costs — Advertising costs are expensed at the time such advertising commences. Advertising expense for the years ended July 31, 2024, 2023 and 2022 was $49.8 million, $47.2 million and $47.7 million, respectively, and was recorded within Mountain and Lodging operating expense on the Company's Consolidated Statement of Operations.

Income Taxes — Income tax expense includes U.S. (federal and state) and foreign income taxes. The Company's provision for income taxes is based on pre-tax income, changes in deferred tax assets and liabilities and changes in estimates with regard to uncertain tax positions. Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying Consolidated Balance Sheets and for operating loss and tax credit carrybacks or carryforwards. The change in deferred tax assets and liabilities for the period measures the deferred tax provision or benefit for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustments to the tax provision or benefit in the period of enactment. The Company's deferred tax assets have been reduced by a valuation allowance to the extent it is deemed to be more likely than not that some or all of the deferred tax assets will not be realized. The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is "more-likely-than-not" to be sustained, on audit, including resolution of related appeals or litigation processes, if any. The second step requires the Company to estimate and measure the largest tax benefit that is cumulatively greater than 50% likely of being realized upon ultimate settlement. Interest and penalties accrued in connection with uncertain tax positions are recognized as a component of income tax expense. See Note 10, Income Taxes, for more information.

Fair Value of Financial Instruments — The estimated fair values of the 6.50% Notes and the 0.0% Convertible Notes (each as defined in Note 6, Long-Term Debt) are based on quoted market prices (a Level 2 input). The estimated fair value of the EPR Secured Notes and the NRP Loan (both as defined in Note 6, Long-Term Debt) have been estimated using analyses based on current borrowing rates for comparable debt instruments with similar maturity dates (a Level 2 input). The carrying values, including any unamortized premium or discount, and estimated fair values of the 6.50% Notes, 0.0% Convertible Notes, EPR Secured Notes and NRP Loan as of July 31, 2024 are presented below (in thousands):

	July 31, 2024	
	Carrying Value	**Estimated Fair Value**
6.50% Notes	$ 600,000	$ 614,982
0.0% Convertible Notes	$ 575,000	$ 530,311
EPR Secured Notes	$ 130,899	$ 182,926
NRP Loan	$ 37,305	$ 31,809

The carrying values for all other material financial instruments not included in the above table approximate their respective fair value due to their short-term nature or the variable nature of their associated interest rates.

Stock-Based Compensation — Stock-based compensation expense is measured at the grant date based upon the estimated fair value of the award and is recognized as expense over the applicable vesting period of the award generally using the straight-line method (see Note 14, Stock Compensation Plan, for more information). Forfeitures are recorded as they occur. The following table shows total net stock-based compensation expense for the years ended July 31, 2024, 2023 and 2022 included on the accompanying Consolidated Statements of Operations (in thousands):

	Year Ended July 31,		
	2024	**2023**	**2022**
Mountain stock-based compensation expense	$ 23,234	$ 21,242	$ 20,892
Lodging stock-based compensation expense	3,349	3,972	3,737
Real Estate stock-based compensation expense	220	195	256
Pre-tax stock-based compensation expense	26,803	25,409	24,885
Less: benefit from income taxes	6,157	5,951	6,189
Net stock-based compensation expense	$ 20,646	$ 19,458	$ 18,696

Concentration of Credit Risk — The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and restricted cash. The Company places its cash and cash investments in accounts with high-quality credit institutions. The Company does not enter into financial instruments for trading or speculative purposes. Concentration of credit risk with respect to accounts and notes receivables is limited due to the wide variety of customers and markets in which the Company conducts business, as well as their dispersion across many geographical areas. The Company performs ongoing credit evaluations of its customers and generally does not require collateral, but does require advance deposits on certain transactions.

Accounting for Hedging Instruments — From time to time, the Company enters into interest rate swaps to hedge the variability in cash flows associated with variable-rate borrowings by converting the floating interest rate to a fixed interest rate (the "Interest Rate Swaps"). As of July 31, 2024, the Company hedged the future cash flows associated with $400.0 million of the principal amount outstanding of its Vail Holdings Credit Agreement (as defined in Note 6, Long-Term Debt), which were designated as cash flow hedges. These interest rate swaps expired on September 23, 2024.The accounting for changes in fair value of hedging instruments depends on the effectiveness of the hedge. In order to qualify for hedge accounting, the underlying hedged item must expose the Company to risks associated with market fluctuations and the financial instrument used must reduce the Company's exposure to market fluctuation throughout the hedge period. Changes in estimated fair value of the Interest Rate Swaps are recorded within change in estimated fair value of hedging instruments, net of tax, on the

Company's Consolidated Statements of Comprehensive Income, and such change was recorded as a (loss) gain of $(11.1) million, $3.7 million and $18.9 million during the years ended July 31, 2024, 2023 and 2022, respectively. Amounts are reclassified into interest expense, net from other comprehensive income during the period in which the hedged item affects earnings. During the years ended July 31, 2024, 2023 and 2022, gains (losses) of $16.1 million, $11.0 million and $(4.3) million, respectively, were reclassified into interest expense, net from other comprehensive income. See Note 9, Fair Value Measurements, for more information.

Leases — The Company determines if an arrangement is or contains a lease at inception or modification of the arrangement. An arrangement is or contains a lease if there is one or more assets identified and the right to control the use of any identified asset is conveyed to the Company for a period of time in exchange for consideration. Control over the use of an identified asset means the lessee has both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset. Generally, the Company classifies a lease as a finance lease if the terms of the agreement effectively transfer control of the underlying asset; otherwise, it is classified as an operating lease. For contracts that contain lease and non-lease components, the Company accounts for these components separately. For leases with terms greater than twelve months, the associated lease right-of-use ("ROU") assets and lease liabilities are recognized at the estimated present value of future lease payments over the lease term at commencement date. The Company's leases do not provide a readily determinable implicit rate; therefore, the Company uses an estimated incremental borrowing rate to discount the future minimum lease payments. For leases containing fixed rental escalation clauses, the escalators are factored into the determination of future minimum lease payments. The Company includes options to extend a lease when it is reasonably certain that such options will be exercised. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. See Note 4, Leases, for more information.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Standards

Standards Being Evaluated

In November 2023, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," which is intended to improve reportable segment disclosures, primarily through incorporating enhanced segment disclosure requirements set forth by the Securities and Exchange Commission into U.S. GAAP. The enhanced disclosures will primarily require public entities to include specific disclosures regarding "significant expenses" that are regularly provided to or easily computed from information provided to the chief operating decision maker ("CODM") and included within segment profit and loss. This ASU also requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 (the Company's fiscal year ending July 31, 2025), and interim periods within fiscal years beginning after December 15, 2024 (the Company's fiscal quarter ending October 31, 2025), with early adoption permitted. The Company will adopt the standard during the fourth quarter of its fiscal year ending July 31, 2025 and is in the process of evaluating the effect that the adoption of this standard will have on its Consolidated Financial Statements.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," which includes amendments that further enhance the transparency and decision usefulness of income tax disclosures, primarily through standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. This update is effective for annual periods beginning after December 15, 2024 (the Company's fiscal year ending July 31, 2026), though early adoption is permitted. The Company is in the process of evaluating the effect that the adoption of this standard will have on its Consolidated Financial Statements, including determining the timing of adoption.

3. Revenues

Revenue Recognition

The following provides information about the Company's composition of revenue recognized from contracts with customers and other revenues, the performance obligations under those contracts, and the significant judgments made in accounting for those contracts:

- Mountain revenue is derived from a wide variety of sources, including, among other things: lift revenue, which includes sales of lift tickets and pass products; ski school revenue, which includes the revenue derived from ski school operations; dining revenue, which includes both casual and fine dining on-mountain operations; retail sales and equipment rentals; and other on-mountain revenue, which includes private ski club revenue (which includes both club dues and amortization of initiation fees), marketing revenue, municipal services and lodging and transportation operations at the Company's Australian ski areas. The Company also includes other sources of revenue, primarily related to commercial leasing and employee housing leasing arrangements, within other mountain revenue. Revenue is recognized over time as performance obligations are satisfied as control of the good or service (e.g. access to ski areas, provision of ski school services, etc.) is transferred to the customer, except for the Company's retail sales and dining operations revenues which are recognized at a point in time when performance obligations are satisfied by transferring control of the underlying goods to the customer. The Company records deferred revenue primarily related to the sale of pass products. Deferred revenue is generally recognized throughout the ski season as the Company's performance obligations are satisfied as control of the service (e.g. access to ski areas throughout the ski season) is transferred to the customer. The Company estimates progress towards satisfaction of its performance obligations using an output method that best depicts the transfer of control of the service to its customers, which is based on the number of skiable days in the ski season relative to the estimated total skiable days in the ski season, and which effectively results in revenue being recorded on a straight-line basis throughout the ski season. Total estimated skiable days is based on actual resort opening and estimated closing dates. The Company believes this method best estimates the value transferred to the customer relative to the remaining services promised under the contract.

  Epic Coverage is included with the purchase of all pass products for no additional charge, and offers refunds if certain personal or resort closure events occur before or during the ski season. The estimated amount of refunds reduce the amount of pass product revenue recognized by the Company, and is remeasured at each reporting date.

  Epic Mountain Rewards provides pass product holders a discount on ancillary purchases at the Company's North American owned and operated Resorts. Epic Mountain Rewards constitutes an option to purchase additional products and services at a discount, and as a result, the Company allocates a portion of the pass product transaction price to these other lines of business which is recorded as revenue as discounts occur.

- Lodging revenue is derived from a wide variety of sources, including, among other things: revenue from owned hotel rooms and managed hotel rooms; revenue from hotel dining operations; transportation revenue which relates to the Company's Colorado resort ground transportation operations; and other lodging revenue which includes property management services, managed properties other costs reimbursements, private golf club revenue (which includes both club dues and amortization of initiation fees) and golf course fees. Lodging revenue also includes managed hotel property payroll cost reimbursements related to payroll costs at managed properties where the Company is the employer, which are reimbursed by the owner with no added margin. Therefore, these revenues and corresponding expenses have no net effect on the Company's operating income or net income. Other than revenue from dining operations, lodging revenue is mostly recognized over time as performance obligations are satisfied as control of the service (e.g. nightly hotel room access) is transferred to the customer.

- Real estate revenue primarily relates to the sale of development land parcels. Real estate revenue is generally recognized at a point in time when performance obligations have been satisfied, which is usually upon closing of the sales transaction and in an amount that reflects the consideration to which the Company expects to be entitled.

For certain contracts that have an original term length of one year or less, the Company uses the practical expedient applicable to such contracts and does not consider the time value of money. For contracts with an expected term in excess of one year, the Company has considered whether such contracts may contain a financing component. Taxes collected from customers and remitted to governmental authorities are generally excluded from revenue on the accompanying Consolidated Statements of Operations.

Disaggregation of Revenues

The following table presents net revenues disaggregated by segment and major revenue type for the years ended July 31, 2024, 2023 and 2022 (in thousands):

		Year ended July 31,				
		2024		**2023**		**2022**
Mountain net revenue:						
Lift	$	1,442,784	$	1,420,900	$	1,310,213
Ski School		304,548		287,275		223,645
Dining		227,572		224,642		163,705
Retail/Rental		317,196		361,484		311,768
Other		252,270		246,605		203,783
Total Mountain net revenue	$	2,544,370	$	2,540,906	$	2,213,114
Lodging net revenue:						
Owned hotel rooms	$	83,977	$	80,117	$	80,579
Managed condominium rooms		86,199		96,785		97,704
Dining		63,255		62,445		48,569
Transportation		16,309		15,242		16,021
Golf		13,722		12,737		10,975
Other		56,368		55,816		46,500
		319,830		323,142		300,348
Payroll cost reimbursements		16,287		17,251		11,742
Total Lodging net revenue	$	336,117	$	340,393	$	312,090
Total Resort net revenue	$	2,880,487	$	2,881,299	$	2,525,204
Total Real Estate net revenue		4,704		8,065		708
Total net revenue	$	2,885,191	$	2,889,364	$	2,525,912

Arrangements with Multiple Performance Obligations

Several of the Company's contracts with customers include multiple performance obligations, primarily related to bundled services such as ski school packages, lodging packages and events (e.g. weddings and conferences). For such contracts, revenue is allocated to each distinct and separate performance obligation based on its relative standalone selling price. The standalone selling prices are generally based on observable prices charged to customers or estimated based on historical experience and information.

Contract Balances

Contract liabilities are recorded primarily as deferred revenues when payments are received or due in advance of the Company's performance, including amounts which may be refundable. The deferred revenue balance is primarily related to accounts receivable or cash payments recorded in advance of satisfying the Company's performance obligations related to sales of pass products prior to the start of the ski season, private club initiation fees and other related advance purchase products, including advance purchase lift tickets, multiple-day lift tickets, ski school lessons, equipment rentals and lodging advance deposits. Due to the seasonality of the Company's operations, its largest deferred revenue balances occur during the North American pass product selling window, which generally begins in the third quarter of its fiscal year. Deferred revenue balances of a short-term nature were $575.8 million and $572.6 million as of July 31, 2024 and 2023, respectively. For the year ended July 31, 2024, the Company recognized approximately $547.0 million of net revenue that was included in the deferred revenue balance as of July 31, 2023. Deferred revenue balances of a long-term nature, comprised primarily of long-term private club initiation fee revenue, were $104.9 million and $109.7 million as of July 31, 2024 and 2023, respectively. As of July 31, 2024, the weighted average remaining period over which revenue for unsatisfied performance obligations on long-term private club contracts will be recognized was approximately 15 years.

Contract assets are recorded as trade receivables when the right to consideration is unconditional. Payments from customers are based on billing terms established in the contracts with customers, which vary by the type of customer, the location and the products or services offered. The term between invoicing and when payment is due is not significant. For certain products or services and customer types, contracts require payment before the products are delivered or services are provided to the customer. Impairment losses related to contract assets are recognized through the Company's allowance for doubtful accounts analysis. Contract asset write-offs are evaluated on an individual basis.

Costs to Obtain Contracts with Customers

The Company expects that credit card fees and sales commissions paid in order to obtain season ski pass products contracts are recoverable. Accordingly, the Company records these amounts as assets when they are paid prior to the start of the ski season.

As of July 31, 2024, $5.2 million of costs to obtain contracts with customers were recorded within other current assets on the Company's Consolidated Balance Sheet. Deferred credit card fees and sales commissions are amortized commensurate with the recognition of pass product revenue. The Company recorded amortization of $28.6 million, $25.2 million and $22.1 million for these costs during the years ended July 31, 2024, 2023 and 2022, respectively, which were recorded within Mountain and Lodging operating expense on the accompanying Consolidated Statement of Operations.

The Company has elected to expense credit card fees and sales commissions related to non-pass products and services as incurred, as the amortization period is generally one year or less for the time between customer purchase and utilization. These fees are recorded within Mountain and Lodging operating expense on the Company's Consolidated Statements of Operations.

4. Leases

The Company's operating leases consist primarily of resort land and land improvements, commercial and retail space, office space, employee residential units, vehicles and other equipment. The Company determines if an arrangement is or contains a lease at contract inception or modification. The Company's lease contracts generally range from 1 year to approximately 70 years, with some lease contracts containing one or more lease extension options, exercisable at the Company's discretion. The Company generally does not include these lease extension options in the initial lease term as it is not reasonably certain that it will exercise such options at contract inception. In addition, certain lease arrangements contain fixed and variable lease payments. The variable lease payments are primarily contingent rental payments based on: (i) a percentage of revenue related to the leased property; (ii) payments based on a percentage of sales over contractual levels; or (iii) lease payments adjusted for changes in an index or market value. These variable lease payments are typically recognized when the underlying event occurs and are included in operating expenses on the Company's Consolidated Statements of Operations in the same line item as the expense arising from the respective fixed lease payments. The Company's lease agreements may also include non-lease components, such as common area maintenance and insurance, which are accounted for separately. Future lease payments that are contingent or represent non-lease components are not included in the measurement of the operating lease liability. The Company's lease agreements do not contain any material residual value guarantees or restrictive covenants. Lease expense related to lease payments is recognized on a straight-line basis over the term of the lease.

The Company's leases do not provide a readily determinable implicit rate. As a result, the Company measures the lease liability using an estimated incremental borrowing rate which is intended to reflect the rate of interest the Company would pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. The Company applies the estimated incremental borrowing rates at a portfolio level based on the economic environment associated with the lease.

The Company uses the long-lived assets impairment guidance to determine recognition and measurement of an ROU asset impairment, if any. The Company monitors for events or changes in circumstances that require a reassessment.

The components of lease expense for the years ended July 31, 2024, 2023 and 2022 were as follows (in thousands):

		Year ended July 31,				
		2024		**2023**		**2022**
Finance leases:						
Amortization of the finance ROU assets	$	11,811	$	11,701	$	9,011
Interest on lease liabilities	$	41,258	$	40,098	$	35,881
Operating leases:						
Operating lease expense	$	46,613	$	45,385	$	43,295
Short-term lease expense [1]	$	22,434	$	22,759	$	15,614
Variable lease expense	$	2,694	$	3,204	$	2,309

[1] Short-term lease expense is attributable to leases with terms of 12 months or less and no ROU assets or lease liabilities are included within the Company's Consolidated Balance Sheets.

The following table presents the supplemental cash flow information associated with the Company's leasing activities for the years ended July 31, 2024, 2023 and 2022 (in thousands):

		Year ended July 31,				
		2024		**2023**		**2022**
Cash flow supplemental information:						
Operating cash outflows for operating and short-term leases	$	64,724	$	65,216	$	59,818
Operating cash outflows for lease- and non-lease components of finance leases	$	54,469	$	54,788	$	37,573
Non-cash supplemental information:						
Operating ROU assets obtained in exchange for operating lease obligations	$	106,501	$	30,342	$	23,190
Finance ROU assets obtained in exchange for finance lease obligations	$	14,093	$	39,114	$	—

Weighted-average remaining lease terms and discount rates as of July 31, 2024 and 2023 are as follows:

	July 31, 2024	**July 31, 2023**
Weighted-average remaining lease term (in years)		
Operating leases	11.0	9.2
Finance leases	36.0	37.6
Weighted-average discount rate		
Operating leases	5.8 %	4.9 %
Finance leases	9.9 %	9.9 %

Future fixed lease payments for operating and finance leases as of July 31, 2024 reflected by fiscal year (August 1 through July 31) are as follows (in thousands):

	Operating Leases		Finance Leases
2025	$ 50,284	$	37,253
2026	46,337		37,447
2027	41,961		37,647
2028	36,095		37,644
2029	30,038		38,900
Thereafter	166,347		1,696,212
Total future minimum lease payments	371,062		1,885,103
Less amount representing interest	(104,986)		(1,467,013)
Total lease liabilities	$ 266,076	$	418,090

The current portion of operating lease liabilities of approximately $32.6 million and $36.9 million as of July 31, 2024 and 2023, respectively, is recorded within accounts payables and accrued liabilities in the accompanying Consolidated Balance Sheets. Finance lease liabilities are recorded within long-term debt, net in the accompanying Consolidated Balance Sheets.

The Canyons finance lease obligation was $369.1 million and $363.4 million as of July 31, 2024 and 2023, respectively, which represents the estimated annual fixed lease payments for the remaining period of the initial 50 year term of the lease assuming annual increases at the floor of 2% and discounted using an interest rate of 10%. As of July 31, 2024 and 2023, respectively, the Company has recorded $81.9 million and $90.2 million of net finance lease ROU assets in connection with the Canyons lease, net of $101.7 million and $93.4 million of accumulated amortization, which is included within property, plant and equipment, net in the Company's Consolidated Balance Sheets.

The Whistler Blackcomb employee housing finance lease obligation was $27.9 million and $29.5 million as of July 31, 2024 and 2023, respectively, which represents the minimum lease payments for the remaining period of the initial 20 year term of the lease, net of amounts representing interest, discounted using an interest rate of 6.95%. As of July 31, 2024 and 2023, respectively, the Company has recorded $25.7 million and $27.5 million of net finance lease ROU assets in connection with these leases, net of $2.5 million and $1.1 million of accumulated amortization, which is included within property, plant and equipment, net in the Company's Consolidated Balance Sheet.

During the year ended July 31, 2024, the Company reassessed its lease agreements for the operations of Northstar Resort ("Northstar"), for which the initial lease terms expire in January 2027 and the agreements provide for three 10-year optional lease extensions. Prior to the year ended July 31, 2024, the Company had not determined that it was reasonably certain to exercise any of the optional lease extensions for Northstar and, accordingly, only the initial lease terms were considered in the measurement of the ROU assets and lease liabilities. During the year ended July 31, 2024, due to near-term operating decisions which would be influenced by the decision to extend the lease, the Company reassessed the lease extensions and determined that it was reasonably certain that it will exercise the first of its 10-year optional lease extensions at Northstar, and as a result, the Company recorded incremental operating ROU assets and operating lease liabilities of $75.7 million each. Additionally, the Company recorded finance lease ROU assets of $13.1 million and finance lease obligations of $12.8 million as of July 31, 2024, which represent the minimum lease payments for the remaining 13 year reassessed term of the lease, net of amounts representing interest, related to assets for which the Company determined that the remaining reassessed lease term represented a major part of the remaining economic life of such assets. As of the remeasurement date for the Northstar leases, the ROU assets and liabilities were discounted using an interest rate of 6.6%.

5.   Net Income per Common Share

Earnings per Share

Basic earnings per share ("EPS") excludes dilution and is computed by dividing net income attributable to Vail Resorts stockholders by the weighted-average shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised, resulting in the issuance of shares of common stock that would then share in the earnings of Vail Resorts.

In connection with the Company's acquisition of Whistler Blackcomb in October 2016, the Company issued consideration in the form of shares of Vail Resorts common stock (the "Vail Shares"), redeemable preferred shares of the Company's wholly-owned Canadian subsidiary Whistler Blackcomb Holdings Inc. ("Exchangeco Shares") or cash (or a combination thereof). Effective September 26, 2022, all Exchangeco Shares had been exchanged for Vail Shares. Both Vail Shares and Exchangeco Shares have a par value of $0.01 per share, and Exchangeco Shares, while they were outstanding, were substantially the economic equivalent of the Vail Shares. The Company's calculation of weighted-average shares outstanding as of July 31, 2023 included the Exchangeco Shares for the period they were outstanding during the fiscal year, but there were no Exchangeco Shares that remained outstanding as of July 31, 2023.

Presented below is basic and diluted EPS for the years ended July 31, 2024, 2023 and 2022 (in thousands, except per share amounts):

| | Year Ended July 31, | | | | | |
| | 2024 | | 2023 | | 2022 | |
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income per share:						
Net income attributable to Vail Resorts	$ 230,405	$ 230,405	$ 268,148	$ 268,148	$ 347,923	$ 347,923
Weighted-average Vail Shares outstanding	37,868	37,868	39,654	39,654	40,433	40,433
Weighted-average Exchangeco shares outstanding	—	—	—	—	32	32
Total Weighted-average shares outstanding	37,868	37,868	39,654	39,654	40,465	40,465
Effect of dilutive securities	—	89	—	106	—	222
Total shares	37,868	37,957	39,654	39,760	40,465	40,687
Net income per share attributable to Vail Resorts, Inc. $	6.08	$ 6.07	$ 6.76	$ 6.74	$ 8.60	$ 8.55

The Company computes the effect of dilutive securities using the treasury stock method and average market prices during the period. The number of shares issuable upon the exercise of share-based awards that were excluded from the calculation of diluted EPS because the effect of their inclusion would have been anti-dilutive totaled approximately 12,000, 22,000 and 6,000 for the years ended July 31, 2024, 2023 and 2022, respectively.

In December 2020, the Company completed an offering of $575.0 million in aggregate principal amount of 0.0% Convertible Notes (as defined in Note 6, Long-Term Debt). The Company is required to settle the principal amount of the 0.0% Convertible Notes in cash and has the option to settle the conversion spread in cash or shares. The Company uses the if-converted method to calculate the impact of convertible instruments on diluted EPS when the instruments may be settled in cash or shares. If the conversion value of the 0.0% Convertible Notes exceeds their conversion price, then the Company will calculate its diluted EPS as if all the notes were converted into common stock at the beginning of the period. However, if reflecting the 0.0% Convertible Notes in diluted EPS in this manner is anti-dilutive, or if the conversion value of the notes does not exceed their conversion price for a reporting period, then the shares underlying the notes will not be reflected in the Company's calculation of diluted EPS. For the years ended July 31, 2024, 2023 and 2022, the price of Vail Shares did not exceed the conversion price and therefore there was no impact to diluted EPS during those periods.

Dividends

During the years ended July 31, 2024, 2023, and 2022 the Company paid cash dividends of $8.56 per share, $7.94 per share, and $5.58 per share, respectively ($323.7 million, $314.4 million, and $225.8 million respectively, including cash dividends paid to Exchangeco shareholders). On September 25, 2024, the Company's Board of Directors approved a cash dividend of $2.22 per share payable on October 24, 2024 to stockholders of record as of October 8, 2024.

6. Long-Term Debt

Long-term debt as of July 31, 2024 and 2023 is summarized as follows (in thousands):

	Maturity	July 31, 2024	July 31, 2023
Vail Holdings Credit Agreement revolver [a]	2029	$ —	$ —
Vail Holdings Credit Agreement term loan [a]	2029	959,766	1,015,625
6.50% Notes [b]	2032	600,000	—
6.25% Notes [b]	2025	—	600,000
0.0% Convertible Notes [c]	2026	575,000	575,000
Whistler Credit Agreement revolver [d]	2028	—	—
EPR Secured Notes [e]	2034-2036	114,162	114,162
Employee housing bonds [f]	2027-2039	52,575	52,575
Canyons obligation [g]	2063	369,143	363,386
NRP Loan [h]	2036	37,088	40,399
Whistler Blackcomb employee housing leases [i]	2042	27,887	29,491
Other [j]	2024-2037	52,017	35,011
Total debt		2,787,638	2,825,649
Less: Unamortized premiums, discounts and debt issuance costs [k]		8,888	5,814
Less: Current maturities [l]		57,153	69,160
Long-term debt, net		$ 2,721,597	$ 2,750,675

(a) On April 24, 2024, Vail Holdings, Inc. ("VHI"), which is a wholly-owned subsidiary of the Company, Bank of America, N.A., as administrative agent, and certain lenders entered into the Ninth Amended and Restated Credit Agreement (the "Vail Holdings Credit Agreement"). The Vail Holdings Credit Agreement matures on April 24, 2029 and consists of a $500.0 million revolving credit facility and a term loan facility, which had an outstanding balance of $959.8 million as of July 31, 2024. The term loan facility is subject to quarterly amortization of principal of approximately $12.3 million and the final payment of all amounts outstanding, plus accrued and unpaid interest due in upon maturity in April 2029. VHI's obligations under the Vail Holdings Credit Agreement are guaranteed by the Company and certain of its subsidiaries and are collateralized by a pledge of all the capital stock of VHI and substantially all of its subsidiaries (with certain additional exceptions for the pledge of the capital stock of foreign subsidiaries). In addition, pursuant to the terms of the Vail Holdings Credit Agreement, VHI has the ability to increase availability (under the revolver or in the form of term loans) to an aggregate principal amount not to exceed the greater of (i) $2.75 billion and (ii) the product of 3.5 and the trailing twelve-month Adjusted EBITDA, as defined in the Vail Holdings Credit Agreement. The proceeds of the loans made under the Vail Holdings Credit Agreement may be used to fund the Company's working capital needs, capital expenditures, acquisitions, investments and other general corporate purposes, including the issuance of letters of credit. Borrowings under the Vail Holdings Credit Agreement, including the term loan facility, bear interest annually at the Secured Overnight Financing Rate ("SOFR") plus a spread of 1.60% as of July 31, 2024 (6.94% as of July 31, 2024). Interest rate margins may fluctuate based upon the ratio of the Company's Net Funded Debt to Adjusted EBITDA on a trailing four-quarter basis. The Vail Holdings Credit Agreement provides for affirmative and negative covenants that restrict, among other things, the Company's ability to incur indebtedness, dispose of assets, make distributions and make investments. The Vail Holdings Credit Agreement also includes a quarterly unused commitment fee, which is equal to a percentage determined by the Net Funded Debt to Adjusted EBITDA ratio, as each such term is defined in the Vail Holdings Credit Agreement, multiplied by the daily amount by which the Vail Holdings Credit Agreement commitment exceeds the total of outstanding loans and outstanding letters of credit (0.30% as of July 31, 2024). The Company was party to various interest rate swap agreements as of July 31, 2024 which hedged the cash flows associated with the SOFR-based variable interest rate component of $400.0 million in principal amount of its Vail Holdings Credit Agreement at an effective rate of 1.38%. These interest rate swaps expired on September 23, 2024.

(b) On May 8, 2024, the Company completed an offering of $600.0 million aggregate principal amount of 6.50% senior notes due 2032 at par, and the net proceeds were used to fund the redemption of all $600.0 million of the outstanding 6.25% Notes due 2025 at par. The 6.50% Notes are unsecured senior obligations of the Company and are guaranteed by certain of the Company's domestic subsidiaries.

The Company will pay interest on the 6.50% Notes on May 15 and November 15 of each year commencing on November 15, 2024, and the 6.50% Notes will mature on May 15, 2032. The 6.50% Notes are redeemable, in whole or in part, at any time on or after May 15, 2027 at the redemption prices specified in a 2024 Indenture dated as of May 8, 2024 (the "2024 Indenture") plus accrued and unpaid interest. Prior to May 15, 2027, the Company may redeem some or all of the 6.50% Notes at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, plus a "make-whole" premium as specified in the 2024 Indenture. In addition, prior to May 15, 2027, the Company may redeem up to 40% of the aggregate principal amount of the 6.50% Notes with an amount not to exceed the net cash proceeds from certain equity offerings at the redemption price of 106.50% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. The 6.50% Notes are senior unsecured obligations of the Company and rank equally in right of payment with existing and future senior indebtedness of the Company and the guarantors (as defined in the 2024 Indenture).

The 2024 Indenture requires that, upon the occurrence of a Change of Control Repurchase Event (as defined in the 2024 Indenture), the Company shall offer to purchase all of the outstanding Notes at a purchase price in cash equal to 101% of the outstanding principal amount of the 6.50% Notes, plus accrued and unpaid interest. If the Company or certain of its subsidiaries dispose of assets, under certain circumstances, the Company will be required to either invest the net cash proceeds from such assets sales in its business within a specified period of time, repay certain senior secured debt or debt of its non-guarantor subsidiaries, or make an offer to purchase a principal amount of the 6.50% Notes equal to the excess net cash proceeds at a purchase price of 100% of their principal amount, plus accrued and unpaid interest.

The 2024 Indenture contains covenants that, among other things, restrict the ability of the Company and the guarantors to incur liens on assets; merge or consolidate with another company or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the Company's assets or engage in Sale and Leaseback Transactions (as defined in the 2024 Indenture). The 2024 Indenture does not contain any financial maintenance covenants. Certain of the covenants will not apply to the 6.50% Notes so long as the 6.50% Notes have investment grade ratings from two specified rating agencies and no event of default has occurred and is continuing under the 2024 Indenture. The 2024 Indenture includes customary events of default, including failure to make payment, failure to comply with the obligations set forth in the 2024 Indenture, certain defaults on certain other indebtedness, certain events of bankruptcy, insolvency or reorganization, and invalidity of the guarantees of the 6.50% Notes issued pursuant to the 2024 Indenture.

(c) On December 18, 2020, the Company completed an offering of $575.0 million in aggregate principal amount of 0.0% Convertible Notes due 2026 in a private placement conducted pursuant to Rule 144A of the Securities Act of 1933, as amended (the "0.0% Convertible Notes"). The 0.0% Convertible Notes were issued under an indenture dated December 18, 2020 (the "Convertible Indenture") between the Company and U.S. Bank National Association, as Trustee. The 0.0% Convertible Notes do not bear regular interest and the principal amount does not accrete. The 0.0% Convertible Notes mature on January 1, 2026, unless earlier repurchased, redeemed or converted.

The 0.0% Convertible Notes are general senior unsecured obligations of the Company. The 0.0% Convertible Notes rank senior in right of payment to any future debt that is expressly subordinated, equal in right of payment with the Company's existing and future liabilities that are not so subordinated, and are subordinated to all of the Company's existing and future secured debt to the extent of the value of the assets securing such debt. The 0.0% Convertible Notes will also be structurally subordinated to all of the existing and future liabilities and obligations of the Company's subsidiaries, including such subsidiaries' guarantees of the 6.50% Notes.

The initial conversion rate was 2.4560 shares per $1,000 principal amount of notes, which represents an initial conversion price of approximately $407.17 per share, and is subject to adjustment upon the occurrence of certain specified events as described in the Convertible Indenture, including the payment of cash dividends. As of July 31, 2024, the conversion rate of the 0.0% Convertible Notes, adjusted for cash dividends paid since the issuance date, was 2.7075 shares per $1,000 principal amount of notes (the "Conversion Rate"), which represents a conversion price of $369.35 per share (the "Conversion Price"). The principal amount of the 0.0% Convertible Notes is required to be settled in cash. The Company will settle the in the money component of conversions by paying cash, delivering shares of its common stock, or a combination of the two, at its option.

Holders may convert their notes, at their option, only under the following circumstances:
- during any calendar quarter commencing after the calendar quarter ending on March 31, 2021 if the last reported sale price per share of our common stock exceeds 130% of the Conversion Price for each of at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter;

- during the five consecutive business days immediately after any 10 consecutive trading day period (such 10 consecutive trading day period, the "Measurement Period") in which the trading price per $1,000 principal amount of notes for each trading day of the Measurement Period was less than 98% of the product of the last reported sale price per share of our common stock on such trading day and the Conversion Rate on such trading day;

- upon the occurrence of certain corporate events or distributions on our common stock, as described in the Convertible Indenture;

- if the Company calls the 0.0% Convertible Notes for redemption; or

- at any time from, and including, July 1, 2025 until the close of business on the scheduled trading day immediately before the maturity date.

The 0.0% Convertible Notes will be redeemable, in whole or in part, at the Company's option at any time, and from time to time, on or after January 1, 2024 and on or before the 25th scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the notes to be redeemed, plus accrued and unpaid special and additional interest, if any, to, but excluding, the redemption date, but only if the last reported sale price per share of the Company's common stock exceeds 130% of the Conversion Price for a specified period of time. If the Company elects to redeem less than all of the 0.0% Convertible Notes, at least $50.0 million aggregate principal amount of notes must be outstanding and not subject to redemption as of the relevant redemption notice date. Calling any 0.0% Convertible Notes for redemption will constitute a make-whole fundamental change with respect to such notes, in which case the Conversion Rate applicable to the conversion of such notes will be increased in certain circumstances if such notes are converted after they are called for redemption.

In addition, upon the occurrence of a fundamental change (as defined in the Convertible Indenture), holders of the 0.0% Convertible Notes may require the Company to repurchase all or a portion of their notes at a cash repurchase price equal to the principal amount of the notes to be repurchased, plus any accrued and unpaid special and additional interest, if any, to, but excluding, the applicable repurchase date. If certain fundamental changes referred to as make-whole fundamental changes (as defined in the Convertible Indenture) occur, the Conversion Rate for the 0.0% Convertible Notes may be increased for a specified period of time.

The Convertible Indenture includes customary events of default, including failure to make payment, failure to comply with the obligations set forth in the Convertible Indenture, certain defaults on certain other indebtedness, and certain events of bankruptcy, insolvency or reorganization. The Company may elect, at its option, that the sole remedy for an event of default relating to certain failures by the Company to comply with certain reporting covenants in the Convertible Indenture will consist exclusively of the right of the holders of the 0.0% Convertible Notes to receive additional interest on the notes for up to 360 days following such failure.

Prior to the adoption of ASU 2020-06 on August 1, 2022, the Company separately accounted for the liability and equity components of the 0.0% Convertible Notes. The liability component at issuance was recognized at estimated fair value based on the fair value of a similar debt instrument that does not have an embedded convertible feature, and was determined to be $465.3 million and was recorded within long-term debt, net on the Company's Consolidated Balance Sheet. The excess of the principal amount of the 0.0% Convertible Notes over the initial fair value of the liability component represented a debt discount of $109.7 million and was being amortized to interest expense, net over the term through July 31, 2022 (prior to the adoption of ASU 2020-06). The balance of the unamortized debt discount was $76.7 million as of July 31, 2022. The carrying amount of the equity component representing the conversion option was approximately $109.7 million and was determined by deducting the initial fair value of the liability component from the total proceeds of the 0.0% Convertible Notes of $575.0 million. Additionally, the Company recorded deferred tax liabilities of approximately $27.5 million related to the equity component of the 0.0% Convertible Notes on the date of issuance, which decreased the recorded value of the equity component. As of July 31, 2022, the equity component was recorded within additional paid-in-capital on the Company's Consolidated Balance Sheet. The Company adopted ASU 2020-06 on August 1, 2022 using the modified retrospective method, and as a result, the Company reclassified the equity component of its 0.0% Convertible Notes to long-term debt, net, and no longer records non-cash interest expense related to the amortization of the debt discount effective as of the adoption date.

(d) Whistler Mountain Resort Limited Partnership ("Whistler LP") and Blackcomb Skiing Enterprises Limited Partnership ("Blackcomb LP" and together with Whistler LP, the "WB Partnerships") are party to a credit agreement consisting of a C$300.0 million credit facility which was originally dated as of November 12, 2013, by and among Whistler LP, Blackcomb LP, certain subsidiaries of Whistler LP and Blackcomb LP party thereto as guarantors, the financial institutions party thereto as lenders and The Toronto-Dominion Bank ("TD"), as administrative agent. On April 14, 2023, the WB Partnerships along with other parties to the original agreement entered into the Second Amended and Restated Credit Agreement (as amended, the "Whistler Credit Agreement"). The amended Whistler Credit Agreement (i) extended the maturity date of the revolving credit facility to April 14, 2028; (ii) contained customary LIBOR replacement language for the use of rates based on SOFR with regard to borrowings under the facility made in U.S. dollars; and (iii) contained customary forward-looking transition language for the Canadian Dollar Offered Rate ("CDOR") with regard to borrowings under the facility made in Canadian dollars, including, but not limited to, the use of rates based on the Canadian Overnight Repo Rate Average ("CORRA"), which is a measure of the cost of overnight general collateral funding using Government of Canada treasury bills and bonds as collateral for repurchase transactions, and for which such transition occurred in June 2024. On June 27, 2024, TD issued a notice of benchmark replacement and the implementation of benchmark replacement confirming changes. This notice established the CDOR replacement as the Adjusted Term CORRA, which is the sum of (i) Term CORRA and (ii) 0.29547% for an available tenor of one-month's duration, and 0.32138% for an available tenor of three months' duration, provided that, if the Adjusted Term CORRA as so determined shall ever be less than a floor of 0.00%, then the Adjusted Term CORRA shall be deemed to be 0.00%. No other significant terms of the agreement were amended. As of July 31, 2024, there were no borrowings under the Whistler Credit Agreement. The Whistler Credit Agreement also includes a quarterly unused commitment fee based on the Consolidated Total Leverage Ratio, which as of July 31, 2024 is equal to 0.39% per annum. The Whistler Credit Agreement provides for affirmative and negative covenants that restrict, among other things, the WB Partnerships' ability to incur indebtedness and liens, dispose of assets, make capital expenditures, make distributions and make investments. In addition, the Whistler Credit Agreement includes the restrictive financial covenants (leverage ratios and interest coverage ratios) customary for facilities of this type.

(e)   In September 2019, in conjunction with the acquisition of Peak Resorts, Inc. ("Peak Resorts"), the Company assumed various secured borrowings (the "EPR Secured Notes") under the master credit and security agreements and other related agreements, as amended, (collectively, the "EPR Agreements") with EPT Ski Properties, Inc. and its affiliates ("EPR"). The EPR Secured Notes include the following:

i.   *The Alpine Valley Secured Note.* The $4.6 million Alpine Valley Secured Note provides for interest payments through its maturity on December 1, 2034. As of July 31, 2024, interest on this note accrued at a rate of 11.90%.

ii.   *The Boston Mills/Brandywine Secured Note.* The $23.3 million Boston Mills/Brandywine Secured Note provides for interest payments through its maturity on December 1, 2034. As of July 31, 2024, interest on this note accrued at a rate of 11.41%.

iii. *The Jack Frost/Big Boulder Secured Note.* The $14.3 million Jack Frost/Big Boulder Secured Note provides for interest payments through its maturity on December 1, 2034. As of July 31, 2024, interest on this note accrued at a rate of 11.41%.

iv.   *The Mount Snow Secured Note.* The $51.1 million Mount Snow Secured Note provides for interest payments through its maturity on December 1, 2034. As of July 31, 2024, interest on this note accrued at a rate of 12.50%.

v.   *The Hunter Mountain Secured Note.* The $21.0 million Hunter Mountain Secured Note provides for interest payments through its maturity on January 5, 2036. As of July 31, 2024, interest on this note accrued at a rate of 9.19%.

The EPR Secured Notes are secured by all or substantially all of the assets of Peak Resorts and its subsidiaries, including mortgages on the Alpine Valley, Boston Mills, Brandywine, Jack Frost, Big Boulder, Mount Snow and Hunter Mountain ski resorts. The EPR Secured Notes bear interest at specified interest rates, as discussed above, which are subject to increase each year by the lesser of (i) three times the percentage increase in the Consumer Price Index ("CPI") or (ii) a capped index (the "Capped CPI Index"), which is 1.75% for the Hunter Mountain Secured Note and 1.50% for all other notes. The EPR Agreements provide for affirmative and negative covenants that restrict, among other things, the ability of Peak Resorts and its subsidiaries to incur indebtedness, dispose of assets, make distributions and make investments. In addition, the EPR Agreements include restrictive covenants, including maximum leverage ratio and consolidated fixed charge ratio. An additional contingent interest payment would be due to EPR if, on a calendar year basis, the gross receipts from the properties securing any of the individual EPR Secured Notes (the "Gross Receipts") are more than the result (the "Interest Quotient") of dividing the total interest charges for the EPR Secured Notes by a specified percentage rate (the "Additional Interest Rate"). In such a case, the additional interest payment would equal the difference between the Gross Receipts and the Interest Quotient multiplied by the Additional Interest Rate. This calculation is made on an aggregated basis for the notes secured by the Jack Frost, Big Boulder, Boston Mills, Brandywine and Alpine Valley ski resorts, where the Additional Interest Rate is 10.0%; on a standalone basis for the note secured by the Company's Mount Snow ski resort, where the Additional Interest Rate is 12.0%; and on a standalone basis for the note secured by the Company's Hunter Mountain ski resort, where the Additional Interest Rate is 8.0%. Peak Resorts does not have the right to prepay the EPR Secured Notes. The EPR Secured Notes were recorded at their estimated fair value in conjunction with the acquisition of Peak Resorts on September 24, 2019. The EPR Agreements grant EPR certain other rights including the option to purchase the Boston Mills, Brandywine, Jack Frost, Big Boulder or Alpine Valley resorts, which is exercisable no sooner than two years and no later than one year prior to the maturity dates of the applicable EPR Secured Note for such properties, with any closings to be held on the applicable maturity dates; and, if EPR exercises the purchase option, EPR will enter into an agreement with the Company for the lease of each acquired property for an initial term of 20 years, plus options to extend the lease for two additional periods of ten years each.

(f) The Company has recorded the outstanding debt of four Employee Housing Entities (each an "Employee Housing Entity" and collectively the "Employee Housing Entities"): Breckenridge Terrace, Tarnes, BC Housing and Tenderfoot. The proceeds of the Employee Housing Bonds were used to develop apartment complexes designated primarily for use by the Company's seasonal employees at its Colorado mountain resorts. The Employee Housing Bonds are variable rate, interest-only instruments with interest rates tied to SOFR plus 0% to 0.20% (5.53% to 5.73% as of July 31, 2024).

Interest on the Employee Housing Bonds is paid monthly in arrears and the interest rate is adjusted weekly. No principal payments are due on the Employee Housing Bonds until maturity. Each Employee Housing Entity's bonds were issued in two series. The bonds for each Employee Housing Entity are backed by letters of credit issued under the Vail Holdings Credit Agreement. The table below presents the principal amounts outstanding for the Employee Housing Bonds as of July 31, 2024 (in thousands):

	Maturity		Tranche A		Tranche B		Total
Breckenridge Terrace	2039	$	14,980	$	5,000	$	19,980
Tarnes	2039		8,000		2,410		10,410
BC Housing	2027		9,100		1,500		10,600
Tenderfoot	2035		5,700		5,885		11,585
Total		$	37,780	$	14,795	$	52,575

(g) On May 24, 2013, VR CPC Holdings, Inc. ("VR CPC"), a wholly-owned subsidiary of the Company, entered into a transaction agreement with affiliate companies of Talisker Corporation ("Talisker") pursuant to which the parties entered into a master lease agreement (the "Park City Lease") and certain ancillary transaction documents on May 29, 2013 related to the former stand-alone Canyons Resort ("Canyons"), pursuant to which the Company assumed the resort operations of the Canyons. The Park City Lease between VR CPC and Talisker has an initial term of 50 years with six 50-year renewal options. The Park City Lease provides for $25 million in annual payments, which increase each year by an inflation-linked index of CPI less 1% per annum, with a floor of 2%. Vail Resorts has guaranteed the payments under the Park City Lease. The obligation at July 31, 2024 represents future lease payments for the remaining initial lease term of 50 years (including annual increases at the floor of 2%) discounted using an interest rate of 10%, and includes accumulated accreted interest expense of approximately $63.8 million.

(h) On August 3, 2022 in conjunction with the acquisition of Andermatt-Sedrun (see Note 7, Acquisitions), the Company assumed the New Regional Policy loan between Andermatt-Sedrun and the Canton of Uri and Canton of Graubünden dated June 24, 2016 (the "NRP Loan"), with an initial principal balance of CHF 40.0 million. Amounts outstanding under the NRP Loan bear interest at 0.63% per annum until the maturity date, which is September 30, 2036, with semi-annual required payments of principal amortization and accrued interest. In addition, the NRP Loan agreement includes restrictive covenants requiring certain minimum financial results (as defined in the agreement).

(i) During the year ended July 31, 2023, the Company entered into new finance lease agreements for employee housing units at Whistler Blackcomb. The leases have a term of 20 years with no renewal options. The obligation at July 31, 2024 represents future lease payments for the remaining period of the initial 20 year term of the lease (including annual increases at the floor of 3%) discounted using an interest rate of 6.95%.

(j) During the year ended July 31, 2019, the Company completed two real estate sales transactions that were accounted for as financing arrangements as a result of the Company's continuing involvement with the underlying assets that were sold, including but not limited to, the obligation to repurchase finished commercial space from the development projects upon completion. The Company received approximately $12.8 million of proceeds for these sales transactions through the year ended July 31, 2024, which are reflected within long-term debt, net.

(k) In connection with the various business combinations, the Company estimated the acquisition date fair values of certain debt instruments assumed, and recorded any difference between such estimated fair values and the par value of debt instruments as unamortized premiums and discounts, as appropriate, which are amortized and recorded to interest expense, net on the Company's Consolidated Statements of Operations over the respective term of the applicable debt instruments.

Additionally, certain costs incurred with regard to the issuance of debt instruments are capitalized and included as a reduction in the net carrying value of long-term debt, net of accumulated amortization, with the exception of costs incurred related to line-of-credit arrangements, which are included in deferred charges and other assets, net of accumulated amortization. Amortization of such deferred financing costs are recorded to interest expense, net on the Company's Consolidated Statements of Operations over the respective term of the applicable debt instruments.

(l)   Current maturities represent principal payments due in the next 12 months.

Aggregate maturities for debt outstanding, including finance lease obligations, as of July 31, 2024 reflected by fiscal year are as follows (in thousands):

	Total
2025	$ 64,586
2026	632,202
2027	74,719
2028	55,772
2029	770,033
Thereafter	1,190,326
Total debt	$ 2,787,638

The Company recorded interest expense of $161.8 million, $153.0 million and $148.2 million for the years ended July 31, 2024, 2023 and 2022, respectively, of which $6.3 million, $6.7 million and $5.9 million, respectively, was amortization of deferred financing costs. The Company was in compliance with all of its financial and operating covenants required to be maintained under its debt instruments for all periods presented.

In connection with the acquisition of Whistler Blackcomb, VHI funded a portion of the purchase price through an intercompany loan to Whistler Blackcomb, which was effective as of November 1, 2016 and requires foreign currency remeasurement to Canadian dollars, the functional currency for Whistler Blackcomb. As a result, foreign currency fluctuations associated with the loan are recorded within the Company's results of operations. The Company recognized approximately $4.1 million, $2.9 million and $2.7 million of non-cash foreign currency loss on the intercompany loan to Whistler Blackcomb during the years ended July 31, 2024, 2023 and 2022, respectively, on its Consolidated Statements of Operations. During the year ended July 31, 2024, Whistler Blackcomb repaid $65.0 million of the outstanding principal on the intercompany loan and as of July 31, 2024, the remaining balance of the intercompany loan was $32.1 million.

7.   Acquisitions

Crans-Montana Mountain Resort

On May 2, 2024, the Company acquired Crans-Montana in Switzerland from CPI Property Group ("CPIPG"). The Company acquired (i) an approximate 84% ownership stake in Romontées Mécaniques Crans Montana Aminona SA ("CMA"), which controls and operates all of the lifts and supporting mountain operations, including four retail and rental locations; (ii) 100% ownership of SportLife AG, which operates one of the ski schools located at the resort; and (iii) 100% ownership of 11 restaurants located on and around the mountain. The acquisition was funded with cash on hand. As of May 2, 2024 the total fair value of the consideration paid was $106.8 million (CHF 97.2 million).

Portions of the Crans-Montana resort operations are conducted on land owned by third parties via numerous registered easements, building rights (which may be subject to federal concessions), or other agreements. The municipality of Crans-Montana, the municipality of Lens and CPIPG collectively retained in total an approximate 16% ownership stake in CMA. The Company entered into a shareholders' agreement with the municipalities of Crans-Montana and Lens (the "Crans Agreement") for an initial fixed term until December 31, 2035. Thereafter, the Crans Agreement shall continue to be in effect for successive renewal periods of ten years unless terminated by either the Company or the municipalities acting jointly. The Crans Agreement provides for various terms and conditions in relation to the election and governance of the board of directors, company policies, dividends, financial aspects and related matters. The noncontrolling shares may be traded without restriction.

The following summarizes the purchase consideration and the preliminary purchase price allocation to estimated fair values of the identifiable assets acquired and liabilities assumed at the date the transaction was effective (in thousands):

	Acquisition Date Estimated Fair Value
Total cash consideration paid by Vail Resorts, Inc.	$ 106,809
Estimated fair value of noncontrolling interests	14,084
Total estimated purchase consideration	$ 120,893
Allocation of total estimated purchase consideration:	
Current assets	$ 21,207
Property, plant and equipment	114,232
Goodwill	2,796
Identifiable intangible assets and other assets	8,262
Liabilities	(25,604)
Net assets acquired	$ 120,893

Identifiable intangible assets acquired in the transaction were primarily related to a trade name. The process of estimating the fair value of the property, plant, and equipment includes the use of certain estimates and assumptions related to replacement cost and physical condition at the time of acquisition. The excess of the purchase price over the aggregate estimated fair values of the assets acquired and liabilities assumed was recorded as goodwill. The goodwill recognized is attributable primarily to expected synergies, the assembled workforce of the resort and other factors, and is not expected to be deductible for income tax purposes. The operating results of Crans-Montana are reported within the Mountain segment prospectively from the date of acquisition. The Company recognized $6.9 million of acquisition related expenses associated with the transaction within Mountain operating expense on its Consolidated Statement of Operations for the year ended July 31, 2024. The operating results of the acquired resort is reported within the Mountain segment prospectively from the date of acquisition.

The estimated fair values of assets acquired and liabilities assumed in the acquisition of Crans-Montana are preliminary and are based on the information that was available as of the acquisition date. The Company believes that this information provides a reasonable basis for estimating the fair values of assets acquired and liabilities assumed; however, the Company may obtain additional information necessary to finalize those estimated fair values. Therefore, the preliminary measurements of estimated fair values reflected are subject to change. The Company expects to finalize the valuation and complete the purchase consideration allocation no later than one year from the acquisition date.

Andermatt-Sedrun

On August 3, 2022, through a wholly-owned subsidiary, the Company acquired a 55% controlling interest in Andermatt-Sedrun from Andermatt Swiss Alps AG ("ASA"). The consideration paid consisted of an investment of $114.4 million (CHF 110.0 million) into Andermatt-Sedrun for use in capital investments to enhance the guest experience on mountain (which was prepaid to fund the acquisition and was recorded in other current assets on the Company's Consolidated Balance Sheet as of July 31, 2022) and $41.3 million (CHF 39.3 million) paid to ASA (which was paid on August 3, 2022, commensurate with closing). As of August 3, 2022 the total fair value of the consideration paid was $155.4 million (CHF 149.3 million).

Andermatt-Sedrun operates mountain and ski-related assets, including lifts, most of the restaurants and a ski school operation at the ski area. Ski operations are conducted on land owned by ASA as freehold or leasehold properties, land owned by Usern Corporation, land owned by the municipality of Tujetsch and land owned by private property owners. ASA retained a 40% ownership stake, with a group of existing shareholders comprising the remaining 5% ownership stake. ASA and the other noncontrolling economic interests contain certain protective rights pursuant to a shareholder agreement (the "Andermatt Agreement") and no ability to participate in the day-to-day operations of Andermatt-Sedrun. The Andermatt Agreement provides that no dividend distributions be made by Andermatt-Sedrun until the end of the fiscal year ending July 31, 2026, after which time there shall be annual distributions of 50% of the available cash (as defined in the Andermatt Agreement) for the most recently completed fiscal year. In addition, the distribution rights are non-transferable and transfer of the noncontrolling interests are limited.

The following summarizes the purchase consideration and the purchase price allocation to estimated fair values of the identifiable assets acquired and liabilities assumed at the date the transaction was effective (in thousands):

	Acquisition Date Estimated Fair Value
Total cash consideration paid by Vail Resorts, Inc.	$ 155,365
Estimated fair value of noncontrolling interests	91,524
Total estimated purchase consideration	$ 246,889
Allocation of total estimated purchase consideration:	
Current assets	$ 119,867
Property, plant and equipment	176,805
Goodwill	3,368
Identifiable intangible assets and other assets	7,476
Assumed long-term debt	(44,130)
Other liabilities	(16,497)
Net assets acquired	$ 246,889

Identifiable intangible assets acquired in the transaction were primarily related to a trade name. The process of estimating the fair value of the property, plant, and equipment includes the use of certain estimates and assumptions related to replacement cost and physical condition at the time of acquisition. The excess of the purchase price over the aggregate estimated fair values of the assets acquired and liabilities assumed was recorded as goodwill. The goodwill recognized is attributable primarily to expected synergies, the assembled workforce of the resort and other factors, and is not expected to be deductible for income tax purposes. The operating results of Andermatt-Sedrun are reported within the Mountain segment prospectively from the date of acquisition.

Seven Springs Mountain Resort, Hidden Valley Resort & Laurel Mountain Ski Area

On December 31, 2021, the Company, through a wholly-owned subsidiary, acquired Seven Springs Mountain Resort, Hidden Valley Resort and Laurel Mountain Ski Area in Pennsylvania (collectively, the "Seven Springs Resorts") from Seven Springs Mountain Resort, Inc. and its affiliates for a cash purchase price of approximately $116.5 million, after adjustments for certain agreed-upon terms, which the Company funded with cash on hand. The acquisition included the mountain operations of the resorts, including base area skier services (food and beverage, retail and rental, lift ticket offices and ski and snowboard school facilities), as well as a hotel, conference center and other related operations.

The following summarizes the purchase consideration and the purchase price allocation to estimated fair values of the identifiable assets acquired and liabilities assumed at the date the transaction was effective (in thousands):

	Acquisition Date Estimated Fair Value
Current assets	$ 2,932
Property, plant and equipment	118,415
Goodwill	5,041
Identifiable intangible assets and other assets	5,335
Liabilities	(15,222)
Net assets acquired	$ 116,501

Identifiable intangible assets acquired in the transaction were primarily related to advanced lodging bookings and trade names. The process of estimating the fair value of the property, plant, and equipment includes the use of certain estimates and assumptions related to replacement cost and physical condition at the time of acquisition. The excess of the purchase price over the aggregate estimated fair values of the assets acquired and liabilities assumed was recorded as goodwill. The goodwill recognized is attributable primarily to expected synergies, the assembled workforce of the resorts and other factors, and is not expected to be deductible for income tax purposes. The Company recognized $2.8 million of acquisition related expenses associated with the transaction within Mountain and Lodging operating expense on its Consolidated Statement of Operations for the year ended July 31, 2022. The operating results of the acquired resorts are reported within the Mountain and Lodging segments prospectively from the date of acquisition.

8. Supplementary Balance Sheet Information

The composition of other current assets follows (in thousands):

	July 31,	
	2024	2023
Prepaid expenses	$ 51,519	$ 43,218
Other	28,039	78,185
Other current assets	$ 79,558	$ 121,403

The composition of property, plant and equipment, including finance lease assets, follows (in thousands):

	July 31,	
	2024	2023
Land and land improvements	$ 804,287	$ 796,730
Buildings and building improvements	1,682,734	1,643,517
Machinery and equipment	1,984,549	1,792,378
Furniture and fixtures	316,510	298,725
Software	161,502	152,033
Vehicles	91,951	87,298
Construction in progress	116,872	134,113
Gross property, plant and equipment	5,158,405	4,904,794
Accumulated depreciation	(2,735,770)	(2,533,237)
Property, plant and equipment, net	$ 2,422,635	$ 2,371,557

Depreciation expense, which included depreciation of assets recorded under finance leases, for the years ended July 31, 2024, 2023 and 2022 totaled $271.8 million, $263.4 million and $247.2 million, respectively.

The following table summarizes the composition of property, plant and equipment recorded under finance leases as of July 31, 2024 and 2023 (in thousands):

	July 31,	
	2024	2023
Land	$ 31,818	$ 31,818
Land improvements	49,228	49,228
Buildings and building improvements	70,310	70,917
Machinery and equipment	85,416	71,527
Gross property, plant and equipment	236,772	223,490
Accumulated depreciation	(107,740)	(96,257)
Property, plant and equipment, net	$ 129,032	$ 127,233

The composition of goodwill and intangible assets follows (in thousands):

		July 31,		
		2024		**2023**
Goodwill				
Goodwill	$	1,721,017	$	1,763,386
Accumulated impairments		(25,688)		(25,688)
Accumulated amortization		(17,354)		(17,354)
Goodwill, net	$	1,677,975	$	1,720,344
Indefinite-lived intangible assets				
Trademarks	$	235,858	$	237,921
Other		41,081		41,224
Total gross indefinite-lived intangible assets		276,939		279,145
Accumulated amortization		(24,751)		(24,713)
Indefinite-lived intangible assets, net	$	252,188	$	254,432
Amortizable intangible assets				
Trademarks	$	38,008	$	38,008
Other		71,198		71,570
Total gross amortizable intangible assets		109,206		109,578
Accumulated amortization		(58,859)		(54,665)
Amortizable intangible assets, net		50,347		54,913
Total gross intangible assets		386,145		388,723
Total accumulated amortization		(83,610)		(79,378)
Total intangible assets, net	$	302,535	$	309,345

Amortization expense for intangible assets subject to amortization for the years ended July 31, 2024, 2023 and 2022 totaled $4.7 million, $5.1 million and $5.2 million, respectively, and is estimated to be approximately $2.6 million annually, on average, for the next five fiscal years.

The changes in the net carrying amount of goodwill allocated between the Company's segments for the years ended July 31, 2024 and 2023 are as follows (in thousands):

		Mountain		**Lodging**		**Goodwill, net**
Balance at July 31, 2022	$	1,709,922	$	45,006	$	1,754,928
Acquisition (including measurement period adjustments)		3,368		—		3,368
Disposal of retail and rental stores [1]		(5,975)		—		(5,975)
Effects of changes in foreign currency exchange rates		(31,977)		—		(31,977)
Balance at July 31, 2023		1,675,338		45,006		1,720,344
Acquisition		2,796		—		2,796
Effects of changes in foreign currency exchange rates		(45,165)		—		(45,165)
Balance at July 31, 2024	$	1,632,969	$	45,006	$	1,677,975

[1] During the year ended July 31, 2023, the Company completed a sale of five retail and rental stores in Telluride, Colorado to an unrelated party for cash, which the Company determined constituted the sale of a business.

The composition of accounts payable and accrued liabilities follows (in thousands):

		July 31,	
		2024	2023
Trade payables	$	141,246 $	148,521
Deferred revenue		575,766	572,602
Accrued salaries, wages and deferred compensation		43,269	38,908
Accrued benefits		60,940	60,466
Deposits		44,500	37,798
Operating lease liabilities		32,611	36,904
Other accruals		102,467	82,822
Total accounts payable and accrued liabilities	$	1,000,798 $	978,021

9.   Fair Value Measurements

The Company utilizes FASB-issued fair value guidance that establishes how reporting entities should measure fair value for measurement and disclosure purposes. The guidance establishes a common definition of fair value applicable to all assets and liabilities measured at fair value and prioritizes the inputs into valuation techniques used to measure fair value. Accordingly, the Company uses valuation techniques which maximize the use of observable inputs and minimize the use of unobservable inputs when determining fair value. The three levels of the hierarchy are as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities;

Level 2: Inputs include quoted prices for similar assets and liabilities in active and inactive markets or that are observable for the asset or liability either directly or indirectly; and

Level 3: Unobservable inputs which are supported by little or no market activity.

The table below summarizes the Company's cash equivalents, other current assets, Interest Rate Swaps and Contingent Consideration (defined below) measured at estimated fair value (all other assets and liabilities measured at fair value are immaterial) (in thousands).

		Estimated Fair Value Measurement as of July 31, 2024						
Description		Total		Level 1		Level 2		Level 3
Assets:								
Money Market	$	896	$	896	$	—	$	—
Commercial Paper	$	2,401	$	—	$	2,401	$	—
Certificates of Deposit	$	101,989	$	—	$	101,989	$	—
Interest Rate Swaps	$	2,343	$	—	$	2,343	$	—
Liabilities:								
Contingent Consideration	$	104,200	$	—	$	—	$	104,200

		Estimated Fair Value Measurement as of July 31, 2023						
Description		Total		Level 1		Level 2		Level 3
Assets:								
Money Market	$	170,872	$	170,872	$	—	$	—
Commercial Paper	$	2,401	$	—	$	2,401	$	—
Certificates of Deposit	$	144,365	$	—	$	144,365	$	—
Interest Rate Swaps	$	17,229	$	—	$	17,229	$	—
Liabilities:								
Contingent Consideration	$	73,300	$	—	$	—	$	73,300

The Company's cash equivalents, other current assets and Interest Rate Swaps are measured utilizing quoted market prices or pricing models whereby all significant inputs are either observable or corroborated by observable market data. The Company is party to various interest rate swap agreements which hedge the cash flows associated with the SOFR-based variable interest rate component of $400.0 million in principal amount of its Vail Holdings Credit Agreement. Changes in the estimated fair value are recognized in change in estimated fair value of hedging instruments on the Company's Consolidated Statements of Comprehensive Income. The estimated fair value of the Interest Rate Swaps was included as an asset within other current assets and deferred charges and other assets as of July 31, 2024 and 2023, respectively, in the Company's Consolidated Balance Sheets.

The changes in Contingent Consideration during the years ended July 31, 2024 and 2023 were as follows (in thousands):

	Contingent Consideration
Balance as of July 31, 2022	$ 42,400
Payment	(18,936)
Change in estimated fair value	49,836
Balance as of July 31,2023	73,300
Payment	(17,057)
Change in estimated fair value	47,957
Balance as of July 31, 2024	$ 104,200

The Park City Lease provides for participating contingent payments (the "Contingent Consideration") to the landlord of 42% of the amount by which EBITDA for the Park City resort operations, as calculated under the Park City Lease, exceeds approximately $35 million, as established upon the Company's acquisition of the resort, with such threshold amount subsequently increased annually by an inflation linked index and a 10% adjustment for any capital improvements or investments made under the Park City Lease by the Company. Contingent Consideration is classified as a liability, which is remeasured to fair value at each reporting date until the contingency is resolved. The Company estimated the fair value of the Contingent Consideration payments using an option pricing valuation model. The estimated fair value of Contingent Consideration includes future period resort operations of Park City in the calculation of EBITDA on which participating contingent payments are made, which is determined on the basis of estimated subsequent year performance, escalated by an assumed annual growth factor and discounted to net present value. Other significant assumptions included a discount rate of 11.1%, and volatility of 14.5%, which together with future period Park City EBITDA, are all unobservable inputs and thus are considered Level 3 inputs. During the year ended July 31, 2024, the Company made a payment to the landlord for Contingent Consideration of approximately $17.1 million.

During the year ended July 31, 2024, the Company observed a continued trend of improved performance at the resort relative to expectations, which were based on an average of historical results that the Company calculated in the prior year. Accordingly, the Company performed a reassessment of its long-term EBITDA assumptions used to estimate the fair value of the liability by updating the average of historical results used to estimate future year EBITDA performance. As a result, the Company recorded an increase in the liability of approximately $48.0 million which was primarily related to an increase in expected long-term EBITDA performance for Park City as well as the expected payment to be made in October 2024 for the resort's performance for the year ending July 31, 2024. Future period EBITDA performance for Park City may differ significantly from these estimates, which could have a material impact on the estimated fair value of the Contingent Consideration liability.

The estimated fair value of the Contingent Consideration is approximately $104.2 million, which is reflected in accounts payable and other long-term liabilities in the Company's Consolidated Balance Sheet as of July 31, 2024. The Company prepared a sensitivity analysis to evaluate the effect that changes on certain key assumptions would have on the estimated fair value of the Contingent Consideration. A change in the discount rate of 100 basis points or a 5% change in estimated subsequent year performance of the resort would result in a change in the estimated fair value within the range of approximately $14.6 million to $20.1 million.

10. Income Taxes

The Company is subject to taxation in U.S. federal, state and local jurisdictions and various non-U.S. jurisdictions, including Australia, Canada, the Netherlands and Switzerland. The Company's effective tax rate is impacted by the tax laws, regulations, practices and interpretations in the jurisdictions in which it operates and may fluctuate significantly from period to period depending on, among other things, the geographic mix of the Company's profits and losses, changes in tax laws and regulations or their application and interpretation, the outcome of tax audits and changes in valuation allowances associated with the Company's deferred tax assets.

U.S. and foreign components of income before provision for income taxes are as follows (in thousands):

		Year Ended July 31,		
		2024	2023	2022
U.S.	$	225,408 $	217,971 $	387,729
Foreign		119,687	155,546	69,432
Income before income taxes	$	345,095 $	373,517 $	457,161

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows (in thousands):

		July 31,	
		2024	2023
Deferred income tax liabilities:			
Fixed assets	$	200,197 $	211,995
Intangible assets		160,002	143,402
Operating lease right of use assets		61,730	45,913
Other		18,774	22,115
Total		440,703	423,425
Deferred income tax assets:			
Canyons obligation		18,813	18,631
Stock-based compensation		9,110	9,370
Investment in Partnerships		5,097	10,430
Deferred compensation and other accrued benefits		11,339	11,099
Contingent Consideration		25,251	18,423
Net operating loss carryforwards and other tax credits		20,082	14,864
Operating lease liabilities		64,550	48,953
Other, net		25,892	28,988
Total		180,134	160,758
Valuation allowance for deferred income taxes		(15,553)	(9,603)
Deferred income tax assets, net of valuation allowance		164,581	151,155
Net deferred income tax liability	$	276,122 $	272,270

The components of deferred income taxes recognized in the accompanying Consolidated Balance Sheets are as follows (in thousands):

		July 31,	
		2024	2023
Deferred income tax asset	$	3,693 $	3,867
Deferred income tax liability		279,815	276,137
Net deferred income tax liability	$	276,122 $	272,270

Significant components of the provision for income taxes are as follows (in thousands):

		Year Ended July 31,		
		2024	2023	2022
Current:				
Federal	$	44,759 $	17,473 $	62,974
State		10,550	6,759	13,938
Foreign		31,412	40,117	21,302
Total current		86,721	64,349	98,214
Deferred:				
Federal		6,764	23,813	(6,910)
State		(461)	1,372	1,966
Foreign		5,792	(1,120)	(4,446)
Total deferred		12,095	24,065	(9,390)
Provision for income taxes	$	98,816 $	88,414 $	88,824

A reconciliation of the income tax provision for continuing operations and the amount computed by applying the United States federal statutory income tax rate to income before income taxes is as follows:

	Year Ended July 31,		
	2024	2023	2022
At U.S. federal income tax rate	21.0 %	21.0 %	21.0 %
State income tax, net of federal benefit	2.9 %	2.2 %	3.8 %
Change in uncertain tax positions	0.1 %	(1.5)%	(1.2)%
Stock-based compensation	0.3 %	0.7 %	(3.6)%
Foreign partnership basis adjustment	1.4 %	— %	— %
Noncontrolling interests	(1.0)%	(1.0)%	(1.2)%
Foreign taxes	3.6 %	3.2 %	0.1 %
Other	0.3 %	(0.9)%	0.5 %
Effective tax rate	28.6 %	23.7 %	19.4 %

A reconciliation of the beginning and ending amount of unrecognized tax benefits associated with uncertain tax positions, excluding associated deferred tax benefits and accrued interest and penalties, if applicable, is as follows (in thousands):

		Year Ended July 31,		
		2024	2023	2022
Balance, beginning of year	$	51,680 $	62,909 $	67,857
Additions for tax positions of prior years		10,866	11,025	11,179
Lapse of statute of limitations		(11,558)	(22,254)	(16,127)
Balance, end of year	$	50,988 $	51,680 $	62,909

As of July 31, 2024, the Company's unrecognized tax benefits associated with uncertain tax positions relate to the treatment of the Talisker lease payments as payments of debt obligations and that the tax basis in Canyons goodwill is deductible, and are included within other long-term liabilities in the accompanying Consolidated Balance Sheets.

As of July 31, 2024, the Company had recorded $51.0 million of uncertain tax positions as well as $6.1 million of accrued interest and penalties. During the year ended July 31, 2024, the Company experienced a reduction in the uncertain tax positions due to the lapse of the statute of limitations of $11.6 million, which was partially offset with an increase to the uncertain tax position of $10.9 million. The Company also recognized a tax benefit of $1.0 million from a reduction in accrued interest and penalties during the year ended July 31, 2024. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months. Additionally, the Company expects a reduction to its uncertain tax positions for the fiscal year ending July 31, 2025, due to the lapse of the statute of limitations.

The Company's major tax jurisdictions in which it files income tax returns are the U.S. federal jurisdiction, various state jurisdictions, Australia, Canada and Switzerland. The Company's U.S. federal and state income tax returns are generally subject to tax examinations for the tax years 2020 through the current period. The Company's Australian and Canadian income tax returns are generally subject to examination for the tax years 2019 through the current period, and Swiss income tax returns are generally subject to examination for the tax years 2018 through the current period. Additionally, to the extent the Company has NOLs that have been carried back or are available for carryforward, the tax years to which the NOL was carried back or in which the NOL was generated may still be adjusted by the taxing authorities to the extent the NOLs are utilized.

The Company has NOL carryforwards totaling $92.6 million, primarily comprised of $5.9 million of federal and state NOLs as a result of the acquisition of Peak Resorts in September 2019 that will expire beginning July 31, 2034 and non-U.S. NOLs of $86.7 million (for which a portion will begin expiring July 31, 2025, and a portion will carry forward indefinitely). In connection with Peak Resorts' initial public offering in November 2014, as well as the Company's acquisition of Peak Resorts in September 2019, Peak Resorts had two ownership changes pursuant to the provisions of the Tax Reform Act of 1986. As a result, the Company's usage of its eligible Federal NOL carryforwards will be limited each year by these ownership changes; however, management believes the full benefit of those carryforwards will be realized prior to their respective expiration dates. As of July 31, 2024, the Company has recorded a valuation allowance of $10.4 million on non-U.S. NOL carryforwards, as the Company has determined that it is more likely than not that the associated NOL carryforwards will not be realized. The Company has also recorded a valuation allowance of $4.2 million on foreign tax credit carryforwards, as the Company has determined that it is more likely than not that these foreign tax credit carryforwards will not be realized. Additionally, the Company has $1.0 million of foreign deferred tax assets, for which a valuation allowance of $1.0 million has been recorded.

The Company may be required to record additional valuation allowances if, among other things, adverse economic conditions negatively impact the Company's ability to realize its deferred tax assets. Evaluating and estimating the Company's tax provision, current and deferred tax assets and liabilities and other tax accruals requires significant management judgment. The Company intends to indefinitely reinvest undistributed earnings, if any, in its foreign subsidiaries. It is not practical at this time to determine the income tax liability related to any remaining undistributed earnings.

11.   Commitments and Contingencies

Guarantees/Indemnifications

As of July 31, 2024, the Company had various letters of credit outstanding totaling $96.0 million, consisting of $53.4 million to support the Employee Housing Bonds; $6.4 million to support bonds issued by Holland Creek Metropolitan District; and $36.2 million primarily for workers' compensation, a wind energy purchase agreement and insurance-related deductibles, as well as other standby letters of credit. The Company also had surety bonds of $9.5 million as of July 31, 2024, primarily to provide collateral for its U.S. workers compensation self-insurance programs.

In addition to the guarantees noted above, the Company has entered into contracts in the normal course of business that include certain indemnifications under which it could be required to make payments to third parties upon the occurrence or non-occurrence of certain future events. These indemnities include indemnities related to licensees in connection with third-parties' use of the Company's trademarks and logos, liabilities associated with the infringement of other parties' technology and software products, liabilities associated with the use of easements, liabilities associated with employment of contract workers and the Company's use of trustees, and liabilities associated with the Company's use of public lands and environmental matters. The duration of these indemnities generally is indefinite and generally do not limit the future payments the Company could be obligated to make.

As permitted under applicable law, the Company and certain of its subsidiaries have agreed to indemnify their directors and officers over their lifetimes for certain events or occurrences while the officer or director is, or was, serving the Company or its subsidiaries in such a capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a director and officer insurance policy that should enable the Company to recover a portion of any amounts paid.

Unless otherwise noted, the Company has not recorded any significant liabilities for the letters of credit, indemnities and other guarantees noted above in the accompanying Consolidated Financial Statements, either because the Company has recorded on its Consolidated Balance Sheets the underlying liability associated with the guarantee, the guarantee is with respect to the Company's own performance and is therefore not subject to the measurement requirements as prescribed by GAAP, or because the Company has calculated the estimated fair value of the indemnification or guarantee to be immaterial based on the current facts and circumstances that would trigger a payment under the indemnification clause. In addition, with respect to certain indemnifications it is not possible to determine the maximum potential amount of liability under these potential obligations due to the unique set of facts and circumstances likely to be involved in each particular claim and indemnification provision. Historically, payments made by the Company under these obligations have not been material.

As noted above, the Company makes certain indemnifications to licensees for their use of the Company's trademarks and logos. The Company does not record any liabilities with respect to these indemnifications.

Commitments

The operations of Northstar are conducted on land and with operating assets owned by affiliates of EPR Properties, a real-estate investment trust, primarily under operating leases which were assumed in the acquisition of Northstar by the Company. In addition, the leases provide for the payment of percentage rent of certain gross revenues generated at the property over a revenue threshold which is incrementally adjusted annually. The initial term of the leases expires in fiscal 2027 and allows for three 10-year extensions at the Company's option. The operations of Perisher are conducted on land under a license and lease granted by the Office of Environment and Heritage, an agency of the New South Wales government, which initially commenced in 2008, and which the Company assumed in its acquisition of Perisher. The lease and license has a term that expires in fiscal 2048 and allows for an option to renew for an additional 20 years. The lease and license provide for the payment of an initial minimum annual base rent, with annual CPI increases, and percentage rent of certain gross revenue generated at the property. The operations of Falls Creek and Hotham are conducted on land under leases granted by the Governor of the State of Victoria, Australia and its dependencies, which initially commenced in 1991 and 1992, respectively, which the Company assumed in its acquisition of Falls Creek and Hotham in April 2019. The leases have terms that expire in fiscal 2041 for Falls Creek and fiscal 2058 for Hotham, and provide for the payment of rent with both a fixed and variable component. The operations of Mad River Mountain are conducted on land under a lease granted by EPT Mad River, Inc., which initially commenced in 2005, which the Company assumed in its acquisition of Peak Resorts in September 2019. The lease has a term that expires in the year ending July 31, 2035, and provides for the payment of an initial minimum annual base rent, with annual CPI increases, and percentage rent of certain gross revenue generated at the property. The operations of Laurel Mountain are conducted on land under a concessioner lease agreement with the Commonwealth of Pennsylvania, acting through the Department of Conservation and Natural Resources ("Department"), which initially commenced in 2018, which the Company assumed in its acquisition of the Seven Springs Resorts in December 2021. The agreement has a term that expires in the year ending July 31, 2052, and provides for the payment of an initial minimum annual base rent, with bi-annual CPI increases, and additional rent based on skier visits. The operations of Andermatt-Sedrun are conducted on (i) land owned by ASA as freehold or leasehold properties, including land owned by Usern Corporation, for which operations are conducted under a main framework concession agreement that expires in the year ending July 31, 2033 and provides for annual concession and administrative fee payments, and land owned by the Swiss Confederation, for which operations are conducted under leasehold agreements which expire in the years ending July 31, 2067 and 2068; (ii) land owned by the municipality of Tujetsch, for which operations are conducted under various building rights and rights of way which expire in the year ending July 31, 2033 and provide for annual concession fee payments; and (iii) land owned by private property owners. Portions of our operations at Crans-Montana are located on land owned by regional Bourgeoisies, the municipality of Crans-Montana and private property owners, whereby the owners have granted building rights and/or easements for the operations. Such leasehold property rights expire between 2027 and 2094, and we will then be able to negotiate for an extension. These leasehold properties primarily relate to forest and agricultural zones for which usage is needed for the operation of the ski lifts (e.g. passing through of ski lifts or in connection with the arrival or departure stations of the ski lifts) and are spread over the entire ski resort. The transportation and ski infrastructure operations of Andermatt-Sedrun and Crans-Montana also operate under various concessions from the Federal Office of Transport, which have terms expiring in the years ending July 31, 2032 through 2047. Additionally, the Company has entered into strategic long-term season pass alliance agreements with third-party mountain resorts in which the Company has committed to pay minimum revenue guarantees over the remaining terms of these agreements.

The Company has executed or assumed as lessee other operating leases for the rental of office and commercial space, employee residential units and land primarily through fiscal 2095. Certain of these leases have renewal terms at the Company's option, escalation clauses, rent holidays and leasehold improvement incentives. Rent holidays and rent escalation clauses are recognized on a straight-line basis over the lease term. Leasehold improvement incentives are recorded as leasehold improvements and amortized over the shorter of their economic lives or the term of the lease. For the years ended July 31, 2024, 2023 and 2022, the Company recorded lease expense (including for the lease obligations discussed above), excluding executory costs, related to these agreements of $71.7 million, $71.3 million and $61.2 million, respectively, which is included on the accompanying Consolidated Statements of Operations. See Note 4, Leases, for additional information regarding the Company's leasing arrangements.

Self-Insurance

The Company is self-insured for claims under its U.S. health benefit plans and for the majority of workers' compensation claims in the U.S. Workers compensation claims in the U.S. are subject to stop loss policies. The self-insurance liability related to workers' compensation is determined actuarially based on claims filed. The self-insurance liability related to claims under the Company's U.S. health benefit plans is determined based on analysis of actual claims. The amounts related to these claims are included as a component of accrued benefits in accounts payable and accrued liabilities (see Note 8, Supplementary Balance Sheet Information).

Legal

The Company is a party to various lawsuits arising in the ordinary course of business. The Company will assess the probability of an unfavorable outcome of any material litigation, claims or assessments to determine whether a liability had been incurred and whether it is probable that one or more future events will occur confirming the fact of the loss. In the event that an unfavorable outcome is determined to be probable and the amount of the loss can be reasonably estimated, the Company will establish an accrual for the litigation, claim or assessment. In addition, in the event an unfavorable outcome is determined to be less than probable, but reasonably possible, the Company will disclose an estimate of the possible loss or range of such loss; however, when a reasonable estimate cannot be made, the Company will provide disclosure to that effect. Litigation is inherently uncertain and may result in adverse rulings or decisions. Additionally, the Company may enter into settlements or be subject to judgments that may, individually or in the aggregate, have a material adverse effect on its results of operations. Accordingly, actual results could differ materially. Management believes the Company has adequate insurance coverage and/or has accrued for all loss contingencies for asserted and unasserted matters deemed to be probable and reasonably estimable losses. As of July 31, 2024 and 2023, the accruals for such loss contingencies were not material individually or in the aggregate.

12.   Segment and Geographic Area Information

Segment Information

The Company has three reportable segments: Mountain, Lodging and Real Estate. The Company refers to "Resort" as the combination of the Mountain and Lodging segments. The Mountain segment includes the operations of the Company's mountain resorts/ski areas and related ancillary activities. The Lodging segment includes the operations of the Company's owned hotels, RockResorts, NPS concessioner properties, condominium management, Colorado resort ground transportation operations and mountain resort golf operations. The Real Estate segment owns, develops and sells real estate in and around the Company's resort communities. The Company's reportable segments, although integral to the success of the others, offer distinctly different products and services and require different types of management focus. As such, these segments are managed separately.

The Company reports its segment results using Reported EBITDA (defined as segment net revenue less segment operating expenses, plus segment equity investment income or loss, and for the Real Estate segment, plus gain or loss on sale of real property). The Company reports segment results in a manner consistent with management's internal reporting of operating results to the chief operating decision maker (Chief Executive Officer) for purposes of evaluating segment performance.

Items excluded from Reported EBITDA are significant components in understanding and assessing financial performance. Reported EBITDA should not be considered in isolation or as an alternative to, or substitute for, net income, net change in cash and cash equivalents or other financial statement data presented in the accompanying Consolidated Financial Statements as indicators of financial performance or liquidity.

The Company utilizes Reported EBITDA in evaluating the performance of the Company and in allocating resources to its segments. Mountain Reported EBITDA consists of Mountain net revenue less Mountain operating expense plus Mountain equity investment income or loss. Lodging Reported EBITDA consists of Lodging net revenue less Lodging operating expense. Real Estate Reported EBITDA consists of Real Estate net revenue less Real Estate operating expense plus gain or loss on sale of real property. All segment expenses include an allocation of corporate administrative expense. Assets are not used to evaluate performance, except as shown in the table below. The accounting policies specific to each segment are the same as those described in Note 2, Summary of Significant Accounting Policies.

The following table presents key financial information by reportable segment, which is used by management in evaluating performance and allocating resources (in thousands):

		Year ended July 31,		
		2024	2023	2022
Net revenue:				
Mountain	$	2,544,370 $	2,540,906 $	2,213,114
Lodging		336,117	340,393	312,090
Total Resort net revenue		2,880,487	2,881,299	2,525,204
Real Estate		4,704	8,065	708
Total net revenue	$	2,885,191 $	2,889,364 $	2,525,912
Segment operating expense:				
Mountain	$	1,743,351 $	1,718,941 $	1,404,527
Lodging		313,099	328,126	286,343
Total Resort operating expense		2,056,450	2,047,067	1,690,870
Real Estate		9,514	10,635	5,911
Total segment operating expense	$	2,065,964 $	2,057,702 $	1,696,781
Gain on sale of real property	$	6,285 $	842 $	1,276
Mountain equity investment income, net	$	1,053 $	605 $	2,580
Reported EBITDA:				
Mountain	$	802,072 $	822,570 $	811,167
Lodging		23,018	12,267	25,747
Resort		825,090	834,837	836,914
Real Estate		1,475	(1,728)	(3,927)
Total Reported EBITDA	$	826,565 $	833,109 $	832,987
Real estate held for sale or investment	$	86,548 $	90,207 $	95,983
Reconciliation of net income attributable to Vail Resorts, Inc. to Total Reported EBITDA:				
Net income attributable to Vail Resorts, Inc.	$	230,405 $	268,148 $	347,923
Net income attributable to noncontrolling interests		15,874	16,955	20,414
Net income		246,279	285,103	368,337
Provision for income taxes		98,816	88,414	88,824
Income before provision for income taxes		345,095	373,517	457,161
Depreciation and amortization		276,493	268,501	252,391
Loss (gain) on disposal of fixed assets and other, net [1]		9,633	9,070	(43,992)
Change in estimated fair value of contingent consideration		47,957	49,836	20,280
Investment income and other, net		(18,592)	(23,744)	(3,718)
Foreign currency loss on intercompany loans		4,140	2,907	2,682
Interest expense, net		161,839	153,022	148,183
Total Reported EBITDA	$	826,565 $	833,109 $	832,987

[1] During the year ended July 31, 2022, the Company recognized a gain of $32.2 million from the sale of a hotel property in Breckenridge.

Geographic Information

Net revenue and long-lived assets, excluding financial instruments and deferred tax assets, by geographic region are as follows (in thousands):

Net revenue		Year ended July 31,		
		2024	**2023**	**2022**
U.S.	$	2,386,749	$ 2,366,342	$ 2,228,708
International [1]		498,442	523,022	297,204
Total net revenue	$	2,885,191	$ 2,889,364	$ 2,525,912

Long-lived assets		July 31,	
		2024	**2023**
U.S.	$	2,858,275	$ 2,853,758
International [2]		1,925,108	1,882,018
Total long-lived assets	$	4,783,383	$ 4,735,776

[1] The only individual international country (i.e. except the U.S.) to account for more than 10% of the Company's net revenue was Canada. Canada accounted for $326.2 million and $321.7 million of net revenue for the year ended July 31, 2024 and 2023, respectively. For the year ended July 31, 2022, no individual international country accounted for more than 10% of the Company's net revenue.

[2] The only individual international country to account for more than 10% of the Company's long-lived assets was Canada. Canada accounted for $1,373.8 million and $1,446.0 million of long-lived assets as of July 31, 2024 and 2023, respectively.

13.   Share Repurchase Program

On March 9, 2006, the Company's Board of Directors approved a share repurchase program, authorizing the Company to repurchase up to 3,000,000 Vail Shares. On July 16, 2008, December 4, 2015 and March 7, 2023, the Company's Board of Directors increased the authorization by an additional 3,000,000, 1,500,000 and 2,500,000 Vail Shares, respectively, for a total authorization to repurchase up to 10,000,000 Vail Shares. During the years ended July 31, 2024, 2023 and 2022, the Company repurchased 721,378, 2,182,594 and 304,567 Vail Shares, respectively (at a total cost of $150.0 million, $500.0 million and $75.0 million, respectively, excluding accrued excise tax, as discussed further below). Since inception of this stock repurchase program through July 31, 2024, the Company has repurchased 9,369,680 shares at a cost of approximately $1,129.4 million. As of July 31, 2024, 630,320 Vail Shares remained available to repurchase under the existing share repurchase program. On September 25, 2024, the Company's Board of Directors approved an increase in the number of shares authorized to be repurchased under the share repurchase program by an additional 1,100,000 Vail Shares. As a result, 1,730,320 Vail Shares are available to repurchase under the share repurchase program, which has no expiration date. Vail Shares purchased pursuant to the repurchase program will be held as treasury shares and may be used for issuance under the Company's employee share award plan.

On August 16, 2022 the U.S. government enacted the Inflation Reduction Act of 2022, which imposed a 1.0% excise tax on share repurchases (net of estimated share issuances) made after December 31, 2022. As a result, the Company accrued approximately $1.4 million and $4.9 million of excise tax in connection with the share repurchases it completed during the years ended July 31, 2024 and 2023, which was recorded as an adjustment to the cost basis of repurchased shares in treasury stock and accounts payable and accrued liabilities on the Company's Consolidated Balance Sheets as of July 31, 2024 and 2023.

14.   Stock Compensation Plan

The Company has a share award plan (the "Plan") which has been approved by the Company's stockholders. Under the Plan, up to 4.4 million shares of common stock could be issued in the form of options, stock appreciation rights, restricted shares, restricted share units, performance shares, performance share units, dividend equivalents or other share-based awards to employees, directors or consultants of the Company or its subsidiaries or affiliates. The terms of awards granted under the Plan, including exercise price, vesting period and life, are set by the Compensation Committee of the Board of Directors. All share-based awards (except for restricted shares and restricted share units) granted under the Plan have a life of ten years. Most awards vest ratably over three years; however, some have been granted with different vesting schedules. Of the awards outstanding, none have been granted to non-employees (except those granted to non-employee members of the Board of Directors of the Company) under the Plan. At July 31, 2024, approximately 1.8 million share-based awards were available to be granted under the Plan.

The fair value of stock-settled stock appreciation rights ("SARs") granted in the years ended July 31, 2024, 2023 and 2022 were estimated on the date of grant using a lattice-based option valuation model that applies the assumptions noted in the table below. A lattice-based model considers factors such as exercise behavior, and assumes employees will exercise equity awards at different times over the contractual life of the equity awards. As a lattice-based model considers these factors, and is more flexible, the Company considers it to be a better method of valuing equity awards than a closed-form Black-Scholes model. Because lattice-based option valuation models incorporate ranges of assumptions for inputs, those ranges are disclosed. Expected volatility is based on historical volatility of the Company's stock. The Company uses historical data to estimate equity award exercises and employee terminations within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of equity awards granted is derived from the output of the option valuation model and represents the period of time that equity awards granted are expected to be outstanding; the range given below results from certain groups of employees exhibiting different behavior. The risk-free rate for periods within the contractual life of the equity award is based on the United States Treasury yield curve in effect at the time of grant.

	Year ended July 31,		
	2024	**2023**	**2022**
Expected volatility	30.0%	30.0%	31.0%
Expected dividend yield	3.4%	3.2%	2.1%
Expected term (average in years)	6.4-6.7	6.5-6.8	6.4-6.8
Risk-free rate	4.0-5.4%	2.7-3.0%	0.1-1.2%

The Company records actual forfeitures related to unvested awards upon employee terminations.

A summary of aggregate SARs award activity under the Plan as of July 31, 2024, 2023 and 2022, and changes during the years then ended is presented below (in thousands, except exercise price and contractual term):

	Awards	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at July 31, 2021	873 $	181.17		
Granted	97 $	360.69		
Exercised	(278) $	93.32		
Forfeited or expired	(13) $	271.04		
Outstanding at July 31, 2022	679 $	241.13		
Granted	176 $	220.73		
Exercised	(92) $	222.14		
Forfeited or expired	(53) $	280.09		
Outstanding at July 31, 2023	710 $	235.69		
Granted	181 $	226.71		
Exercised	(15) $	197.88		
Forfeited or expired	(125) $	244.56		
Outstanding at July 31, 2024	751 $	232.81	6.0 years	$ 5,049
Vested and expected to vest at July 31, 2024	741 $	232.88	5.9 years	$ 5,049
Exercisable at July 31, 2024	497 $	230.76	4.6 years	$ 5,049

The weighted-average grant-date estimated fair value of SARs granted during the years ended July 31, 2024, 2023 and 2022 was $60.03, $55.37 and $96.20, respectively. The total intrinsic value of SARs exercised during the years ended July 31, 2024, 2023 and 2022 was $0.5 million, $3.0 million and $69.1 million, respectively. The Company had 119,000, 120,000 and 160,000 SARs that vested during the years ended July 31, 2024, 2023 and 2022, respectively. These awards had total estimated fair values of 0.9 million, 0.0 million (due to the exercise prices exceeding the market prices at the date of vesting) and 16.2 million at the date of vesting for the years ended July 31, 2024, 2023 and 2022, respectively.

A summary of the status of the Company's nonvested SARs as of July 31, 2024 and changes during the year then ended is presented below (in thousands, except fair value amounts):

	Awards		Weighted-Average Grant-Date Fair Value
Nonvested at July 31, 2023	251	$	62.96
Granted	181	$	60.03
Vested	(119)	$	62.88
Forfeited	(60)	$	63.21
Nonvested at July 31, 2024	253	$	60.73

A summary of the status of the Company's nonvested restricted share units as of July 31, 2024 and changes during the year then ended is presented below (in thousands, except fair value amounts):

	Awards		Weighted-Average Grant-Date Fair Value
Nonvested at July 31, 2023	169	$	227.87
Granted	132	$	204.68
Vested	(80)	$	232.56
Forfeited	(27)	$	213.55
Nonvested at July 31, 2024	194	$	212.14

The Company granted 132,000 restricted share units during the year ended July 31, 2024 with a weighted-average grant-date estimated fair value of 204.68. The Company granted 127,000 restricted share units during the year ended July 31, 2023 with a weighted-average grant-date estimated fair value of 199.14. The Company granted 68,000 restricted share units during the year ended July 31, 2022 with a weighted-average grant-date estimated fair value of 336.57. The Company had 80,000, 63,000 and 68,000 restricted share units that vested during the years ended July 31, 2024, 2023 and 2022, respectively. These units had a total estimated fair value of 18.4 million, 13.3 million and 23.7 million at the date of vesting for the years ended July 31, 2024, 2023 and 2022, respectively.

As of July 31, 2024, there was 33.9 million of total unrecognized compensation expense related to nonvested share-based compensation arrangements granted under the Plan, of which 20.3 million, 11.8 million and 1.8 million of expense is expected to be recognized in the years ending July 31, 2025, 2026 and 2027, respectively, assuming no share-based awards are granted in the future or forfeited. The tax benefit realized or expected to be realized from SARs exercised and restricted stock units vested was 0.8 million, 2.5 million and 23.0 million for the years ended July 31, 2024, 2023 and 2022, respectively.

The Company has a policy of using either authorized and unissued shares, including shares acquired by purchase in the open market, to satisfy equity award exercises.

15.   Retirement and Profit Sharing Plans

The Company maintains a defined contribution retirement plan (the "Retirement Plan"), qualified under Section 401(k) of the Internal Revenue Code, for its U.S. employees. Under this Retirement Plan, U.S. employees are eligible to make before-tax contributions on the first day of the calendar month following the later of: (i) their employment commencement date or (ii) the date they turn 21. Participants may contribute up to 100% of their qualifying annual compensation up to the annual maximum specified by the Internal Revenue Code. When the Company participates in 401(k) contribution matching, it matches an amount equal to 50% of each participant's contribution up to 6% of a participant's bi-weekly qualifying compensation starting the pay period containing the first day of the month after obtaining the later of: (i) 12 months of employment with at least 1,000 service hours from the commencement date or (ii) if 1,000 hours within the first 12 months was not completed, then after the employee completed a cumulative 1,500 service hours. The Company's matching contribution is entirely discretionary and may be reduced or eliminated at any time.

Total Retirement Plan expense recognized by the Company for the years ended July 31, 2024, 2023 and 2022 was $10.8 million, $9.8 million and $8.5 million, respectively.

ITEM 9.   **CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.**

None.

ITEM 9A.   **CONTROLS AND PROCEDURES.**

Disclosure Controls and Procedures

Management of the Company, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), have evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this Form 10-K. The term "disclosure controls and procedures" means controls and other procedures established by the Company that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Based upon their evaluation of the Company's disclosure controls and procedures, the CEO and the CFO concluded that, as of the end of the period covered by this Form 10-K, the disclosure controls are effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure and are effective to provide reasonable assurance that such information is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms.

The Company, including its CEO and CFO, does not expect that the Company's controls and procedures will prevent or detect all error and all fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management's Annual Report on Internal Control Over Financial Reporting

The report of management required by this item is contained in Item 8. of this Form 10-K under the caption "Management's Report on Internal Control over Financial Reporting."

Attestation Report of the Independent Registered Public Accounting Firm

The attestation report required by this item is contained in Item 8. of this Form 10-K under the caption "Report of Independent Registered Public Accounting Firm."

Changes in Internal Control Over Financial Reporting

On May 2, 2024, we completed our acquisition of Crans-Montana. Crans-Montana was not previously subject to the rules and regulations promulgated under Sarbanes-Oxley and accordingly was not required to establish and maintain an internal control infrastructure meeting the standards promulgated under Sarbanes-Oxley. Our assessment of and conclusion on the effectiveness of our internal control over financial reporting as of July 31, 2024 did not include certain elements of the internal controls of Crans-Montana. This exclusion is in accordance with the Securities and Exchange Commission's general guidance that an assessment of a recently acquired business may be omitted from our scope in the year of acquisition.

On August 3, 2022, we completed our acquisition of Andermatt-Sedrun. Andermatt-Sedrun was not previously subject to the rules and regulations promulgated under Sarbanes-Oxley and accordingly was not required to establish and maintain an internal control infrastructure meeting the standards promulgated under Sarbanes-Oxley. Our assessment of and conclusion on the effectiveness of our internal control over financial reporting as of July 31, 2023 did not include certain elements of the internal controls of Andermatt-Sedrun. However, as of July 31, 2024, Andermatt-Sedrun is now included within our assessment of and conclusion on the effectiveness of our internal control over financial reporting.

Excluding Crans-Montana and Andermatt-Sedrun, there were no changes in the Company's internal control over financial reporting during the year ended July 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION.

Director and Officer Rule 10b5-1 Trading Arrangements

During the three months ended July 31, 2024, none of the Company's directors or "officers" (as defined in Rule 16a-1(f) under the Exchange Act) adopted, modified or terminated "Rule 10b5-1 trading arrangements" or "non-Rule 10b5-1 trading arrangements" (each as defined in Item 408 of Regulation S-K).

ITEM 9C.   DISCLOSURE REPORTING REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

We expect to file with the SEC in October 2024 (and, in any event, not later than 120 days after the close of our last fiscal year), a definitive Proxy Statement, pursuant to SEC Regulation 14A in connection with our Annual Meeting of Shareholders to be held in December 2024.

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by this item is incorporated herein by reference from the Company's definitive Proxy Statement for the 2024 annual meeting of stockholders under the sections entitled "Information with Respect to Nominees," "Management" and "Corporate Governance."

ITEM 11.   EXECUTIVE COMPENSATION.

The information required by this item is incorporated herein by reference from the Company's definitive Proxy Statement for the 2024 annual meeting of stockholders under the section entitled "Executive Compensation."

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this item is incorporated herein by reference from the Company's definitive Proxy Statement for the 2024 annual meeting of stockholders under the sections entitled "Security Ownership of Directors and Executive Officers," "Information as to Certain Stockholders" and "Executive Compensation - Securities Authorized for Issuance under Equity Compensation Plans."

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by this item is incorporated herein by reference from the Company's definitive Proxy Statement for the 2024 annual meeting of stockholders under the sections entitled "Determinations Regarding Independence" and "Transactions with Related Persons."

ITEM 14.   PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by this item is incorporated herein by reference from the Company's definitive Proxy Statement for the 2024 annual meeting of stockholders under the section entitled "Proposal 2. Ratification of the Selection of Independent Registered Public Accounting Firm."

PART IV

ITEM 15.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

a)   Index to Financial Statements.

(1)   See Item 8. "Financial Statements and Supplementary Data" for the index to the Financial Statements.

(2)   Schedules have been omitted because they are not required or not applicable, or the required information is shown in the financial statements or notes to the financial statements.

(3)   See the Index to Exhibits below.

The following exhibits are either filed or furnished herewith (as applicable) or, if so indicated, incorporated by reference to the documents indicated in parentheses, which have previously been filed or furnished (as applicable) with the Securities and Exchange Commission.

Posted Exhibit Number	Description
2.1	Transaction Agreement, dated as of May 24, 2013, between VR CPC Holdings, Inc. and ASC Utah LLC, Talisker Land Holdings, LLC, Talisker Canyons Lands LLC, Talisker Canyons Leaseco LLC, American Skiing Company Resort Properties LLC, Talisker Canyons Propco LLC and Talisker Canyons Finance Co LLC. (Incorporated by reference to Exhibit 2.1 on Form 8-K of Vail Resorts, Inc. filed on May 30, 2013) (File No. 001-09614).
2.2	Purchase and Sale Agreement, dated as of September 11, 2014, between VR CPC Holdings, Inc. and Greater Park City Company, Powdr Corp., Greater Properties, Inc., Park Properties, Inc. and Powdr Development Company. (Incorporated by reference to Exhibit 2.1 on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2014) (File No. 001-09614).
2.3	Arrangement Agreement, dated as of August 5, 2016, between Vail Resorts, Inc., 1068877 B.C. Ltd. and Whistler Blackcomb Holdings Inc. (Incorporated by reference to Exhibit 2.1 on Form 8-K of Vail Resorts, Inc. filed on August 8, 2016) (File No. 001-09614).
2.4	Agreement and Plan of Merger, dated as of July 20, 2019, by and among Vail Holdings, Inc., VRAD Holdings, Inc. and Peak Resorts, Inc., and solely with respect to Section 9.14, Vail Resorts, Inc. (Incorporated by reference to Exhibit 2.1 on Form 8-K of Vail Resorts, Inc. filed on July 22, 2019) (File No. 001-09614).
3.1	Amended and Restated Certificate of Incorporation of Vail Resorts, Inc., dated January 5, 2005. (Incorporated by reference to Exhibit 3.1 on Form 10-Q of Vail Resorts, Inc. for the quarter ended January 31, 2005)(File No. 001-09614).
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Vail Resorts, Inc., dated December 7, 2011. (Incorporated by reference to Exhibit 3.1 on Form 8-K of Vail Resorts, Inc. filed on December 8, 2011) (File No. 001-09614).
3.3	Certificate of Designations of Special Voting Preferred Stock of Vail Resorts, Inc., dated October 17, 2016. (Incorporated by reference to Exhibit 3.1 on Form 8-K of Vail Resorts, Inc. filed on October 17, 2016) (File No. 001-09614).
3.4	Second Amended and Restated Bylaws of Vail Resorts, Inc., dated February 2, 2024. (Incorporated by reference to Exhibit 3.1 on Form 8-K of Vail Resorts, Inc. filed on February 6, 2014) (File No. 001-09614).
4.1	Indenture, dated May 8, 2024, by and among Vail Resorts, Inc., the Guarantors named therein and U.S. Bank Trust Company, National Association, as Trustee (Incorporated by reference to Exhibit 4.1 of Form 8-K of Vail Resorts, Inc. filed on May 8, 2024) (File No. 001-09614).
4.2	Indenture, dated December 18, 2020, by and between Vail Resorts, Inc. and U.S. Bank National Association, as Trustee (including the form of 0.00% Convertible Senior Note due 2026). (Incorporated by reference to Exhibit 4.1 on Form 8-K of Vail Resorts, Inc. filed on December 18, 2020) (File No. 001-09614).
4.3	Description of Securities (Incorporated by reference to Exhibit 4.1 on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2020 (File No. 001-09614).
10.1	Forest Service Unified Permit for Heavenly ski area, dated April 29, 2002 (File No. 001-09614).

Posted Exhibit Number	Description
10.2(a)	Forest Service Unified Permit for Keystone ski area, dated December 30, 1996. (Incorporated by reference to Exhibit 99.2(a) on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2002) (File No. 001-09614).
10.2(b)	Amendment No. 2 to Forest Service Unified Permit for Keystone ski area. (Incorporated by reference to Exhibit 99.2(b) on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2002) (File No. 001-09614).
10.2(c)	Amendment No. 3 to Forest Service Unified Permit for Keystone ski area. (Incorporated by reference to Exhibit 10.3 (c) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005) (File No. 001-09614).
10.2(d)	Amendment No. 4 to Forest Service Unified Permit for Keystone ski area. (Incorporated by reference to Exhibit 10.3 (d) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005) (File No. 001-09614).
10.2(e)	Amendment No. 5 to Forest Service Unified Permit for Keystone ski area. (Incorporated by reference to Exhibit 10.3 (e) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005) (File No. 001-09614).
10.3(a)	Forest Service Unified Permit for Breckenridge ski area, dated December 31, 1996. (Incorporated by reference to Exhibit 99.3(a) on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2002) (File No. 001-09614).
10.3(b)	Amendment No. 1 to Forest Service Unified Permit for Breckenridge ski area. (Incorporated by reference to Exhibit 99.3(b) on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2002) (File No. 001-09614).
10.3(c)	Amendment No. 2 to Forest Service Unified Permit for Breckenridge ski area. (Incorporated by reference to Exhibit 10.4 (c) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005) (File No. 001-09614).
10.3(d)	Amendment No. 3 to Forest Service Unified Permit for Breckenridge ski area. (Incorporated by reference to Exhibit 10.4 (d) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005) (File No. 001-09614).
10.3(e)	Amendment No. 4 to Forest Service Unified Permit for Breckenridge ski area. (Incorporated by reference to Exhibit 10.4 (e) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005) (File No. 001-09614).
10.3(f)	Amendment No. 5 to Forest Service Unified Permit for Breckenridge ski area. (Incorporated by reference to Exhibit 10.4(f) on Form 10-Q of Vail Resorts, Inc. for the quarter ended January 31, 2006) (File No. 001-09614).
10.4(a)	Forest Service Unified Permit for Beaver Creek ski area. (Incorporated by reference to Exhibit 99.4(a) on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2002) (File No. 001-09614).
10.4(b)	Exhibits to Forest Service Unified Permit for Beaver Creek ski area. (Incorporated by reference to Exhibit 99.4(b) on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2002) (File No. 001-09614).
10.4(c)	Amendment No. 1 to Forest Service Unified Permit for Beaver Creek ski area. (Incorporated by reference to Exhibit 10.5(c) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005) (File No. 001-09614).
10.4(d)	Amendment No. 2 to Forest Service Unified Permit for Beaver Creek ski area. (Incorporated by reference to Exhibit 10.5(d) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005) (File No. 001-09614).
10.4(e)	Amendment to Forest Service Unified Permit for Beaver Creek ski area. (Incorporated by reference to Exhibit 10.5(e) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005) (File No. 001-09614).
10.4(f)	Amendment No. 3 to Forest Service Unified Permit for Beaver Creek ski area. (Incorporated by reference to Exhibit 10.4(f) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2008) (File No. 001-09614).
10.5(a)	Forest Service Unified Permit for Vail ski area, dated November 23, 1993. (Incorporated by reference to Exhibit 99.5(a) on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2002) (File No. 001-09614).
10.5(b)	Exhibits to Forest Service Unified Permit for Vail ski area. (Incorporated by reference to Exhibit 99.5(b) on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2002) (File No. 001-09614).
10.5(c)	Amendment No. 2 to Forest Service Unified Permit for Vail ski area. (Incorporated by reference to Exhibit 99.5(c) on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2002) (File No. 001-09614).
10.5(d)	Amendment No. 3 to Forest Service Unified Permit for Vail ski area. (Incorporated by reference to Exhibit 10.6 (d) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005) (File No. 001-09614).
10.5(e)	Amendment No. 4 to Forest Service Unified Permit for Vail ski area. (Incorporated by reference to Exhibit 10.6 (e) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005) (File No. 001-09614).
10.6*	Vail Resorts, Inc. Amended and Restated 2002 Long Term Incentive and Share Award Plan. (Incorporated by reference to Exhibit 99.1 on Form 8-K of Vail Resorts, Inc. filed on December 10, 2009) (File No. 001-09614).
10.7*	Vail Resorts Deferred Compensation Plan, effective as of January 1, 2005. (Incorporated by reference to Exhibit 10.22 on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2009) (File No. 001-09614).
10.8*	Executive Employment Agreement, between Vail Resorts, Inc. and Kirsten A. Lynch effective November 1, 2021. (Incorporated by reference to Exhibit 10.1 of the report on Form 8-K of Vail Resorts, Inc. filed on November 1, 2021) (File No. 001-09614).
10.9	Form of Indemnification Agreement. (Incorporated by reference to Exhibit 10.1 of the report on Form 8-K of Vail Resorts, Inc. filed on October 13, 2021 (File No. 001-09614).
10.10	Master Agreement of Lease, dated May 29, 2013, between VR CPC Holdings, Inc. and Talisker Canyons Leaseco LLC. (Incorporated by reference to Exhibit 10.1 on Form 8-K of Vail Resorts, Inc. filed on May 30, 2013) (File No. 001-09614).

Posted Exhibit Number	Description
10.11	Guaranty of Vail Resorts, Inc., dated May 29, 2013, in connection with the Master Agreement of Lease between VR CPC Holdings, Inc. and Talisker Canyons Leaseco LLC. (Incorporated by reference to Exhibit 10.2 on Form 8-K of Vail Resorts, Inc. filed on May 30, 2013) (File No. 001-09614).
10.12*	Vail Resorts, Inc. Management Incentive Plan (amended September 13, 2023) (Incorporated by reference to Exhibit 10.2 on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2023) (File No. 001-09614).
10.13*	Vail Resorts, Inc. 2015 Omnibus Incentive Plan (Incorporated by reference to Exhibit 10.1 on Form 8-K of Vail Resorts, Inc. filed on December 7, 2015) (File Number 001-09614).
10.14*	Form of Restricted Share Unit Agreement (effective September 23, 2020) (Incorporated by reference to Exhibit 10.17 on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2020) (File Number 001-09614).
10.15*	Form of Share Appreciation Rights Agreement (effective September 23, 2020) (Incorporated by reference to Exhibit 10.18 on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2020) (File Number 001-09614).
10.16	Ninth Amended and Restated Credit Agreement, dated April 24, 2024 among Vail Holdings, Inc., as borrower, Bank of America, N.A. as administrative agent, U.S. Bank National Association and Wells Fargo, National Association as co-syndication Agents, and the Lenders party thereto (Incorporated by reference to Exhibit 10.1 on Form 10-Q of Vail Resorts, Inc. for the quarter ended April 30, 2024) (File No. 001-09614).
10.17	Second Amended and Restated Credit Agreement, dated as of April 14, 2023, among Whistler Mountain Resort Limited Partnership and Blackcomb Skiing Enterprises Limited Partnership, as borrowers, the Guarantors Party hereto, the Financial Institutions named herein, The Toronto-Dominion Bank, as administrative agent, on its own behalf and on behalf of the Lenders (Incorporated by reference to Exhibit 10.1 on Form 10-Q of Vail Resorts, Inc. for the quarter ended April 30, 2023) (File No. 001-09614).
10.18	Whistler Mountain Master Development Agreement, dated as of February 23, 2017, between Her Majesty the Queen in Right of the Province of British Columbia and Whistler Mountain Resort Limited Partnership (Incorporated by reference to Exhibit 10.1 on Form 8-K of Vail Resorts, Inc. filed on February 27, 2017) (File No. 001-09614).
10.19	Blackcomb Mountain Master Development Agreement, dated as of February 23, 2017, between Her Majesty the Queen in Right of the Province of British Columbia and Blackcomb Skiing Enterprises Limited Partnership (Incorporated by reference to Exhibit 10.2 on Form 8-K of Vail Resorts, Inc. filed on February 27, 2017) (File No. 001-09614).
10.20	Form of Separation Agreement and General Release by and between Ryan Bennett and Vail Resorts, Inc. dated October 12, 2023 (Incorporated by reference to Exhibit 10.1 on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2023) (File No. 001-09614).
19.1	Vail Resorts, Inc. Fifth Amended and Restated Insider Trading Compliance Program.
21	Subsidiaries of Vail Resorts, Inc.
23	Consent of Independent Registered Public Accounting Firm.
24	Power of Attorney. Included on signature pages hereto.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Amended Executive Compensation Clawback Policy dated October 2, 2023.
101.INS	XBRL Instance Document - the instance document does not appear in the interactive data file as its XBRL tags are embedded within the inline XBRL document.
101.SCH	XBRL Schema Document.
101.CAL	XBRL Calculation Linkbase Document.
101.DEF	XBRL Definition Linkbase Document.
101.LAB	XBRL Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
104	The cover page from this Annual Report on Form 10-K, formatted in inline XBRL.

*Management contracts and compensatory plans and arrangements.

ITEM 16.   FORM 10-K SUMMARY.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2024

Vail Resorts, Inc.

By: /s/ Angela A. Korch
Angela A. Korch

Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

Date: September 26, 2024

Vail Resorts, Inc.

By: /s/ Nathan Gronberg
Nathan Gronberg

Vice President, Controller and
Chief Accounting Officer
(Principal Accounting Officer)

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Angela A. Korch or Nathan Gronberg his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements to this Form 10-K and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing necessary or appropriate to be done with this Form 10-K and any amendments or supplements hereto, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on September 26, 2024.

/s/ Kirsten A. Lynch	Chief Executive Officer
Kirsten A. Lynch	(Principal Executive Officer)
/s/ Angela A. Korch	Executive Vice President and Chief Financial Officer
Angela A. Korch	(Principal Financial Officer)
/s/ Nathan Gronberg	Vice President, Controller and Chief Accounting Officer
Nathan Gronberg	(Principal Accounting Officer)
/s/ Robert A. Katz	Executive Chairperson of the Board
Robert A. Katz	Director
/s/ Reginald Chambers	
Reginald Chambers	Director
/s/ Susan L. Decker	
Susan L. Decker	Director
/s/ Iris Knobloch	
Iris Knobloch	Director
/s/ Nadia Rawlinson	
Nadia Rawlinson	Director
/s/ John T. Redmond	
John T. Redmond	Director
/s/ Michele Romanow	
Michele Romanow	Director
/s/ Hilary A. Schneider	
Hilary A. Schneider	Director
/s/ D. Bruce Sewell	
D. Bruce Sewell	Director
/s/ John F. Sorte	
John F. Sorte	Director
/s/ Peter A. Vaughn	
Peter A. Vaughn	Director

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